UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the year ended March 31, 2005

Commission File Number 000-25383

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bangalore, Karnataka, India

(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).

Not applicable.

This Form 6-K contains our Annual Report for the fiscal year ended March 31, 2005, the Notice of the Annual General Meeting of the Shareholders dated April 14, 2005, and the Form of Voting Card, each of which will be mailed to holders of our Equity Shares on or about May 14, 2005. Also included in this Form 6-K is the Depositary’s Notice of the Annual General Meeting of the Shareholders and the Form of Proxy Card, each of which will be mailed to holders of our American Depositary Shares on or about May 23, 2005. The information contained in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Infosys | Annual Report 2004-05

Think Scale

In every industry, companies with similar antecedents and strategies grow differently. Some grow with metronomic regularity to become leaders in their segments. Wal-Mart, Dell and Toyota exemplify this trend. Others grow in fits and starts and often languish and die, or at best, get acquired. While several attributes define successful companies, one is often overlooked. Their ability to scale.

For companies, scaling up is vital for longevity and prosperity. The growth it generates feeds customer demand for stronger, more stable partners, who deliver more value at ever reducing cost. Employees need the growth to expand their horizons and careers. Investors expect growth as a matter of right. Scale permits companies to build their brand and human capital, to seize market share, to amortize huge costs on sales, administration and R&D, and to build a financial war chest.

In the IT industry, scale is non-negotiable. The question is how best and how quickly we can scale. Today, old rules no longer apply. Infosys, built on an entirely new business model, has a chance to grow rapidly and emphatically. Incumbents are now finding their size a disadvantage because it is based on an outdated theory of the business. Such realignment of an entire industry landscape comes rarely. But the window of opportunity is transient and can shut quickly. It is vital to maximize the available opportunity.

Why do some companies scale better than others? The answer lies in their business models, leadership, values and aspirations.

The Infosys business model is founded on creating a global platform for delivering intellectual output that solves business problems in diverse industries across the world. Since this is essentially based on large-scale deployment of human capital, it is critical to be able to attract a large number of aspirants and pick the best among them. It is also imperative to train new recruits quickly and effectively in myriad skills and capabilities, to best serve the customer. Since the productivity and motivation of our people are maximized in a world-class physical and technical environment, the ability to build spacious, attractive campuses equipped with the best technology is vital. The underlying systems and processes must be enabled to ensure consistency in quality and effective use of our knowledge capital for clients. Customer touch points must be designed to deliver the same value to every customer. Goals, incentives and strategy must be aligned for scale. The focus has to be on execution, speed and continuous improvement.

The business model is enabled by a leadership that leads by example. A leadership that rolls up its sleeves and dives into the details, be it project reviews, debugging design or scoping customer needs. The culture of excellence generated attracts the best and the brightest. And, the intimate knowledge of the business helps in driving eve ry aspect of scale.

As important as the business model and leadership is the value system. The values that define transparent and ethical conduct also help to scale. When relationships are based on trust, the friction in decision making almost disappears. The transparency brought in by creating a single global view of the business in all its facets helps the organization react quickly to opportunities and tackle risks and threats. The culture of openness allows for the rapid spread of new ideas and best practices to every corner of the global platform. The free flow of communication enables every member in the far-flung organization to come up to speed with our core values. The same openness also helps throw light on festering dark spots.

Finally, scale is about aspirations. The only difference between the Infosys of the 1980s and the Infosys of the 1990s is that the aspirations changed dramatically. Defining a vision of the future, far ahead of where we stand today, is essential to unlock the imagination and passion of people. We need to internalize each facet of this vision, see where we are found wanting, and systematically address each shortcoming. The challenges may change, but the approach remains the same. Once the vision becomes part of our bloodstream, the scaling up automatically begins.

There is no substitute for setting audacious goals; there is no substitute for dreaming big. In a world obsessed with change and flexibility, companies which build scalable resilience will rule the market. There has never been a better opportunity in the history of IT to say, Think Scale.

Think Scale | 1

Infosys | Annual Report 2004-05

Basab Pradhan

Senior Vice President and Group Head – World-wide Sales

Riding value partnerships

Infosys, Melbourne, Australia

Five of Infosys’ clients billed more than $50 million in the last four quarters. In the next few years, we will have many more, and perhaps a few entries in the ‘more than $100 million’ category.

Large accounts have been our engines of growth. But they have not just happened. Deliberate strategy and concerted action have made them possible. In fact, some of these strategies have influenced our company’s direction.

A broad service footprint is necessary to nurture the growth of large accounts. The ‘addressable space’ that Infosys’ services cover has steadily increased over the years with the addition of ERP Implementation, Infrastructure Management, Independent Validation, Business Process Management and Business Consulting to our services portfolio. Today, our footprint is broad enough for us to go toe to toe with any of the large, incumbent IT services companies.

We believe that our clients buy solutions to their business problems, not services. Across the industry, many of these business problems have common solutions that can be pre-built and implemented for multiple clients, with some customization. All our business units have made investment plans to create and sell such solutions using

Infosys, Fremont, United States

off-the-shelf products along with our services. Alliances with technology product companies give us access to the latest technology and create joint marketing opportunities for our solutions. Our Alliances organization develops and maintains these valuable partnerships.

Developing large accounts often means running large programs. With Infosys Consulting, we now have the ability to win and run enterprise change programs that go beyond technology implementation, to managing business change. Very often, we gain entry into an account where we are pitted against an incumbent consulting major. As Infosys Consulting grows, our ability to compete and displace the market leaders will increase.

To become a business solution provider, we must shape the approach of senior decision makers toward their business problems and solutions. This requires our Client Services (Sales and Engagement Management) to be both intimate with senior executives and intimately familiar with their business. They must be able to enter the sales cycle early and guide it through a structured process. Last year, we took several steps to upgrade and develop our Client Services organization to make the transition from a service provider to a solution provider.

2 | Think Scale

Infosys | Annual Report 2004-05

Our most important initiative in this transformational journey in Client Services is ITRAC (Infoscion as TRusted Advisor to Clients). The objective of ITRAC is to help our account leadership teams become trusted advisors to senior executives in both business and IT, in our largest accounts. It defines a process and framework for account and opportunity planning. It lays out a governance process. Training needs for our Client Services teams have been identified, and programs have been developed to upgrade the competencies of the account teams. The ITRAC program is mentored by our Chairman, and is strategic to our ability to scale up to manage and grow large accounts.

We have also put in place a structured sales process that unifies the way Infosys sells and manages sales across the world. As part of this process, we have a comprehensive account review program where senior leaders review our business at key accounts and discuss strategies to drive account growth. The CEO reviews the top 50 accounts in the company. The sales process is supported by systems developed in-house, to increase productivity and give easy access to client and sales information.

We have a great track record with satisfied clients. They have increased their business with us year on year, to forge some truly great partnerships that bring them tremendous value. However, companies that are behind the curve on offshore outsourcing now want to reach this happy outcome faster. This requires sophisticated tools and techniques to handle transitions, change management and HR issues that can sometimes include employee transfers. Offshore outsourcing on this scale and at this speed has not been done before. We see an opportunity to define this space and make ourselves the lowest risk provider of large-scale offshore outsourcing. To this end, we have created a special unit called Strategic Global Sourcing that has put together the necessary tools and techniques and leads the sales and delivery of complex outsourcing engagements for the company.

Scaling up large accounts is central to Infosys’ growth and success. Large accounts tend to be very demanding, but that only raises the bar for us and challenges us to scale greater heights.

Infosys, Canary Wharf, United Kingdom

Infosys, Shanghai, China

Large accounts have been our engines of growth. But they have not just happened. Deliberate strategy and concerted action have made them possible.

Think Scale | 3

Infosys | Annual Report 2004-05

S. Gopalakrishnan

Chief Operating Officer, Deputy Managing Director and Head – Customer Service & Technology

Best minds on board

In Australia, Japan, Hong Kong, Singapore, China, India and Mauritius; in Belgium, France, Germany and the United Kingdom; in Canada, the United States and in many other locations across the globe, 36,750 Infoscions sign in to a day that begins with opportunity, and ends in achievement.

Speed, agility and excellence are the hallmarks of our HR processes. Our ability to handle scale indicates their robustness: in the last financial year, we processed 14,13,018 job applications and conducted 47,467 interviews. It resulted in 14,981 (gross) new Infoscions with exceptional talent and promise joining the Infosys group of companies. Yet, we remained uncompromising on quality – through our highly selective processes, 1% of applicants made it to Infosys.

We understand that today’s decisions create tomorrow’s Infoscions. This realization drives us, as we scan university campuses around the world for the best and the brightest, secure work permits and visas to deploy resources at client locations, and induct new hires.

As Infosys grows, so do Infoscions. Rapid growth urges us to manage rising expectations in an aggressive labor market. In the face of fierce competition to retain key talent, the onus is on us to nurture and engage outstanding individuals.

To nurture talent pools, we have focused on deepening the industry-academia relationship. We give faculty an industry perspective through sabbatical opportunities. With project assignments, we enable students to bridge academic learning to corporate realities. Through our InStep program, international interns return home as brand ambassadors, enriched with Infosys experience.

Tomorrow has thrown us the gauntlet, and we have responded by steeling our organization for the future. With growth, human resources play a critical role in organizational transition and effectiveness. Through assertive talent engagement, developing career options for diverse profiles, cultivating cross-disciplinary competencies and maintaining a high-performance ethic, we have made bold strides in future-proofing the organization.

Technology-aided process innovations are vital to scaling up HR processes. Online applications enable employees to review individual utilization records, apply for visas, listen to the CEO at Quarterly Town Halls, and even assess individual lifestyle and health parameters.

High-tech and high-touch go together, as we use technology to reach out to our employees. The HR-Business Partner organization embedded in the business units delivers strategic HR support at the first point of

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Infosys | Annual Report 2004-05 contact. Even as we scale at a meteoric pace, we have created manageable clusters to keep alive the small-company feel.

Employee communication initiatives through senior leaders and identified Communication Champions help connect a vast, diverse and dispersed workforce. An inclusive environment bridges nationality and gender, and creates a global, seamlessly integrated team of talented professionals.

Leadership by example is a hallmark Infosys Value. We strive towards a culture where participation is encouraged, feedback valued and action never delayed. As we expand our global footprint, encompassing employees of 53 nationalities and synergizing cultures through mergers and acquisitions, we deepen employee engagement to integrate best practices across the Infosys Group.

Individual growth is important, but aligning it to organizational objectives is paramount. Measures like a robust variable pay program align people performance with the Infosys mantra of ‘predictability’ and ‘de-risking’ even as we scale up with confidence.

Today, Infosys is seen as an employer of choice, and a ‘dream company’. Rewarding merit and recognizing excellence have earned us top ratings in global Best Employer surveys such as ‘The Best Companies to work for in India’ conducted by Business Today and HR consultants Mercer, and Computerworld’s ‘100 Best Places to Work in IT’. We have also received prestigious accolades like the Excellence in Practice Award 2004 from the American Society for Training and Development (ASTD) and the Optimas Award for Vision for excellence in training at Progeon.

It is the energy of our Infoscions that make the environment at Infosys exciting, and challenging. Our attention to detail, quality, speed, and customer satisfaction keep us on top as we surf successive waves of change. With every step, we learn. By identifying and fostering learnability in Infoscions, we are enabling an agile organization, at the forefront of change.

Scalability is inherent in our HR processes. The very competencies that strengthen us from within enable us to deliver the best to our customers. Our prowess to scale equips us to catalyze the transformation of talent into productivity, promise into performance. And, manage change that growth inevitably brings.

Last year, we processed 14,13,018 job applications and conducted 47,467 interviews resulting in 14,981 new Infoscions joining the Infosys group of companies. Yet, we were uncompromising on quality – only 1% of applicants made it. Today, Infosys has 36,750 employees of 53 nationalities across the world.

Think Scale | 5

Infosys | Annual Report 2004-05

Dr. M. P. Ravindra

Vice President –Education & Research

Making of an Infoscion

The changing technological scenario in the industry today is driving companies to focus on greater value-added services. In this competitive environment, the success of the Infosys business model hinges on the ability to develop the knowledge competencies and skills of its people; and guide them to become effective leaders.

At Infosys, we are continually experimenting with ways to improve the quality and productivity of our learning processes, and promote the culture of excellence among Infoscions. We have scaled up our education and leadership development infrastructure significantly, to meet our growing business needs.

Training at Infosys is a continuous, integrated process. We have a 14.5-week, intensive entry-level, primarily technical training program in place. This program has been certified by educationists as being equivalent to a BS program in the US. Every Infoscion completes a minimum of 10 days of training each year. We have expanded our training capacity across the Development Centers (DCs), from 2,700 employees in FY ‘01 to close to 9,000 in FY ‘05. We have nearly 150 faculty members dedicated to our training needs. The Infosys Leadership Institute (ILI) at Mysore, the largest residential education center in the corporate world, has the capacity to train 4,500 employees at a time.

Prior to training, we assess the competencies of each Infoscion to identify high-potential individuals. Training and mentoring programs are designed accordingly. Infosys has invested in creating a reliable assessment infrastructure, complete with high-end servers and testing tools. We have assessment certification centers operational at five DCs, to conduct exams, FP programs and surveys for business units. Managerial, behavioral and domain skills are assessed at three levels, while technical skills are measured at five levels. Assessments at skill levels 1 and 2 are largely automated, the rest are semi-automated.

In the last five years, we have grown from offering a few hundred training and competency development programs, to several thousand, across various groups such as Education & Research (E&R), ILI, Domain Competency Group (DCG) and Quality. We achieved an impressive figure of 5,85,000 training days in FY ‘05 for technical skills alone. We have established a defined, role-based competency framework across the business, which divides people development into four focus areas, supported by dedicated learning units. The spectrum of our training programs covers competency building in technology, domain, quality process and personal effectiveness; managerial training and leadership development.

Technology competency training at Infosys has over 160 middle-level programs across various technologies and capabilities. With our focus

6 | Think Scale

Infosys | Annual Report 2004-05 on quality processes and methodologies, we also offer quality process training, tailored to the technical role of the Infoscion. In addition, new courses are made available on request. We also encourage employees to opt for part-time and long-distance training programs.

We believe in investing today to create tomorrow’s leaders. Our training processes focus on nurturing a large number of high-quality leaders with a global perspective. The Infosys Leadership System (ILS) and ILI create a formal, defined system to develop leadership and management capabilities in Infoscions. A Leadership Competency Model assesses and trains Infoscions on key parameters such as performance focus, interpersonal effectiveness, organizational savvy, ability to develop leaders and drive change, customer partnering and technical / functional expertise.

Seminars and best-practice sessions, a regular feature at Infosys, focus on knowledge sharing, mentoring, feedback, and continuous reviewing of systems and processes. Mentoring, a key part of our training process, is critical in developing the Infoscion’s skills, and aligning individual targets with overall strategic goals. It sustains employee motivation, and ensures constant communication between various levels at Infosys.

With rapid growth, classroom-based training has become increasingly difficult. The diversity of the audience and time constraints add to the complexity. To address these challenges, we have adopted two approaches that employ technology to provide flexibility in terms of space, time and pace of learning : E-learning : Entails sophisticated infrastructure complete with a local server in each geography and Learning Management System.

Knowledge Management (KM) based learning : Introduces a centralized learning process. Infosys’ KM practices have won the prestigious Most Admired Knowledge Enterprise (MAKE) award thrice in asia and twice globally.

Sustainable growth depends on our ability to nurture and grow the intellectual capital within the company. Today, we have several well thought out recruitment and competency development programs underway, to address our growing needs and develop skill sets as we enter new markets, services and industry domains. This ensures that, as we scale, we have the talent to continually delight our customers.

In the last five years, we have grown from offering a few hundred training and competency development programs, to several thousand, across various groups. The Education & Research group alone offers close to 2,900 technical courses, while the Infosys Leadership Institute offers nearly 1,400 courses.

Think Scale | 7

Infosys | Annual Report 2004-05

Deepak Sinha

Vice President –Computer & Communications Division

Wired for the future

At Infosys, technology forms the backbone of our commitment to customers. We leverage it to foster creativity and productivity in our people and to deliver the highest standards of quality and reliability to our customers. To maintain our edge in global solutions delivery, we continuously improve and scale our technology infrastructure. With each step we realize our vision : to create a technology environment that is agile, customer-responsive and future-ready, yet uncompromisingly secure to ensure business continuity for our clients.

Proven processes enable us to rapidly scale our technology infrastructure to meet our customers’ ever-growing and ever-changing needs. Infoscions, who are alert to these needs, work in a networked environment comprising thousands of desktop workstations and notebook computers, which are periodically upgraded to comply with best-in-class standards. We manage end points in such an intricate IT infrastructure through a robust system and by adopting best practices such as automated management. As privacy and security of organizational and client data is a top priority, we deploy comprehensive security features such as antivirus tools, hardening, patch management, monitoring and reporting.

Stringent physical security procedures are followed at Infosys campuses worldwide. Access to server rooms and critical installations is strictly controlled. The logical security of information systems is continuously reviewed in anticipation of new threats. All external connections on our network are secured by firewalls. Mobile users are required to validate their authenticity to connect to our networks.

Our clients reap the advantages of a data-secure business atmosphere. Client LAN environments are segregated to ensure comprehensive data privacy and security. Our buildings, self-contained with servers and developer workstations, can at any time be secured physically and logically in accordance with client requirements.

As increased fiber connectivity allows the IT and IT-enabled services industry to offshore more work to India, we anticipate the need for greater bandwidth. As the industry chants the buzzwords of convergence and collaboration, bigger bandwidth becomes indispensable both for internal business applications – which are GUI-intensive, multimedia-enabled and web-based – and for seamless service delivery.

Foreseeing organizational growth, we have initiated rapid network expansion focused on re-architecting, expanding and consolidating our global network bandwidth capacity. Over the last two years, we have added around 26,000 nodes and over 250 Solaris, IBM and Intel servers. Our high capacity, high-speed IP network across the globe is engineered and designed to establish redundant routing paths through

8 | Think Scale

Infosys | Annual Report 2004-05 alternate service providers. Our multi-million dollar investments in high-security global command center facilities and tools in various offshore centers enable us to offer robust solutions to our customers for critical, round-the-clock infrastructure management. Consequently, benefits to clients include fast startup, lower cost of transition, lower establishment costs, and secure 24x7 support.

It is not enough to scale up networks. Each day we address new challenges to their safety in the form of data security issues and virus threats. We brace ourselves for business threats – both expected and unexpected – with a high level of alertness. New programs installed on our networks are scanned, suspicious email attachments are traced and quarantined. We use the latest antivirus toolkits to monitor our networks and swiftly isolate outbreaks.

Our comprehensive Disaster Recovery and Business Continuity Plan ensures business continuity for both our clients and us. We conduct mock drills and audits to ensure their currency. Our Information Security Management practices are audited by Det Norske Veritas and certified for compliance with BS7799:2002–Part 2 standards. Through strong multi-site project management processes, we can adapt quickly to unexpected situations and ensure service continuity to our clients. Redundant infrastructure at our development centers, together with extensive and proven procedures, provide resilience to client projects by duplicating systems across multiple locations. We have also commissioned a Disaster Recovery and Business Continuity Center in Mauritius.

As a technology company, we proactively gain insight into leading and emerging technologies. Our dedicated Centers of Excellence in Microsoft .NET, Apple, Rationale, Intel and open-source technologies create blueprints for the future. Technologists at our RFID Concept Center research the power of Radio Frequency Identification, which is set to revolutionize manufacturing, retail, transportation and aerospace. We transfer the benefits of these insights to our clients to make them more competitive.

Technology is hardwired to Infosys’ soul. While we leverage it to enhance value for our clients, it defines our competitive edge. By building scalability into our technology infrastructure, we create a resilient and future-ready organization.

Proven processes enable us to rapidly scale our technology infrastructure to meet our customers’ ever-growing and ever-changing needs. Our clients, in turn, reap the advantages of a data-secure business atmosphere. In the eventuality of a disaster, natural or man-made, our comprehensive Disaster Recovery and Business Continuity Plan ensure business continuity.

Think Scale | 9

Infosys | Annual Report 2004-05

S. D. Shibulal

Director and Group Head – World-wide Customer Delivery

Architecting an agile enterprise

Infosys has focused on building scalable integrated processes and systems to manage rapid growth. This has facilitated our working across time zones, leveraged talent diversity and established new standards in execution excellence across our global locations.

With growth comes complexity. At Infosys, we simplify this by taking a process view of business. Operations are managed through 15 key process families, composed of 143 specific processes. PRidE, our web-based platform, is the repository of our company processes. The processes cover the 21 business units and the 14 business enabling areas (e.g. HRD, Finance) of Infosys. These processes are deployed across the company through more than 100 IT applications.

This structure enables location-independent execution across 33 Global Development Centers; 17 in India and 16 in the United States, Europe and APAC. It creates the flexibility to distribute engagements and capacity across global talent centers, which in turn contributes to higher productivity, client satisfaction and over 95% repeat business.

Scalable growth is driven by processes that are modular (distributed across smaller units) and transparent, such that all modules align and integrate with each other. We have built a modular yet integrated organization, with 38 self-governed units. Process management responsibility is assigned to business units and individuals to increase compliance, accountability and control. Processes of 14 central functions (e.g. Finance, Quality, HRD) have been re-engineered to closely integrate with business, while ensuring a transparent portfolio view across the company. This has also been applied to the processes of the subsidiary companies operating in the United States, China and Australia.

Scalability is enabled by dismantling centralized operating structures that enforce process compliance. We have pushed the responsibility of process adherence to the “point of use,” what we term “self-service.” By leveraging cross-functional teams, using technology and integrating with performance review systems, we have implemented “self service” in key business transactions across our global processes. This has helped us sustain our small-company culture, while retaining the advantages of a large global corporation.

At Infosys, “processes” and IT “systems” are discussed in the same breath. Today, we manage our business using more than 100 applications that ride on a state-of-the-art scalable technology infrastructure. Extensive automation of business processes using the latest technology and system-governed workflows, has enabled global deployment, and reduced the cost of doing business. Our focus on

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Infosys | Annual Report 2004-05 creating a paperless work environment has increased productivity, de-risked operations and reduced manual errors (data is captured at the point of transaction). We have automated our key business processes, such as Client Relationship Management, Order through Remittance, Integrated Project Management, and Talent Deployment. Business enabling areas such as Talent Development, Performance Management, Recruitment, and Asset Management have also been automated. Automated workflows such as Leave, Loans, Reimbursements and Travel ensure seamless and effortless business across time zones.

Process automation has enhanced the measurability of key business processes on vital parameters. Infosys has leveraged this to implement multiple, agile dashboards at various levels. These dashboards serve two key objectives: they provide a view into performance of end-to-end processes (e.g. Opportunity to Remittance) and a systemic view into integration across processes (e.g. Budgets vs Commitments). Dashboards assess the pulse of business on fortnightly, monthly and quarterly frequencies, and align the same with the changes in the environment. Overlaying these dashboards are the review processes that assess performance and risks on an ongoing basis. The Infosys intranet (Sparsh) is instrumental in the global deployment of systems, while the extranet is instrumental in ensuring secure access to the mobile workforce across operating locations.

Infosys has invested significantly to strengthen the processes and systems that enable business scalability. Our quality and productivity standards are benchmarked globally, and certified against CMMi Level 5, PCMM Level 5, Malcolm Baldrige and European Quality Standards. Our processes are also certified to global standards such as ISO 9001:2000, TL9000, BS7799, ISO14000 and AS9100. Our structured endeavors towards continuous improvement assure us that our operations are repeatable, predictable and scalable. Our process and system scalability has enabled us to build an institution that can scale rapidly and predictably in response to client requirements, our strategies, our aspirations and the dynamic business environment. This is one of the building blocks of our promise to our stakeholders: “Improve your odds with Infosys predictability.”

At Infosys, “processes” and IT “systems” are discussed in the same breath. Today, we manage our business using more than 100 applications that ride on a state-of-the-art scalable technology infrastructure.

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Infosys | Annual Report 2004-05

T. V. Mohandas Pai

Director, Chief Financial Officer and Head – Finance & Administration

Finding new skies

Infosys City, Bangalore, India

Imagine a corporation like Infosys, growing at over 10,000 people a year. Creating the infrastructure required to support this phenomenal growth will always be a challenge.

Given the nature of our business, we needed to create a scalable model. The first issue was to define the infrastructure for a unique, state-of-the-art environment to house new recruits. We believed the future was in software campuses. In 1994, Infosys set up India’s first large campus for a software company in Bangalore. This set the precedent for the future.

The Infosys campus had to reflect our culture and ethos – open, collegial and transparent – with a high-quality work environment, and facilities for recreation and training. The campus had to impact the Infosys brand positively. This required a unique, diverse and memorable design, capable of creating a powerful impact on our customers and visitors.

Cost was an important consideration, as delivery competitiveness could have been impacted otherwise. Maintenance costs had to be kept low. We worked on a high-quality, easy-to-maintain model. We decided the specifications of the interiors and layout to optimize technology inputs, and created a set of material choices at a cost we could absorb.

Time was an additional challenge. The campuses had to be built just in time to avoid idle investment. When we set out to construct a

Infosys Development Center, Chennai, India

100,000 sq. ft. building in 1997, the accepted timeline was 14 months. Construction was not as mechanized as in the West. Finished components were not available. We wanted a contractor who could build it in our timeframe, an optimal 8 months, without compromising on quality and creativity. In walked a builder who had constructed palaces with exceptional quality and craftsmanship in the Middle East.

Our approach to time and quality ushered in a whole new paradigm in construction. We standardized layout, material and building quality. We even created an in-house team of six managers, including two architects. We used sophisticated project management tools to ensure completion on time and within budget. We asked our consultants to develop mark-ups to ensure consistency and quality. We forced our vendors to scale up to meet our needs, often helping them build management capacity and train their people. We made payments in advance, pushed them to bill regularly and ensured that cash was never a constraint. The end result was an eco-system that could scale up effortlessly, when we pulled the trigger.

Creating land banks was a key challenge. We persuaded state governments to allot us land. This was available only at a distance from the city, and required good roads to the campuses, power lines, an assured water supply and our own transportation system.

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Infosys | Annual Report 2004-05

We equipped each campus with power generation facilities, water purification and sewage treatment plants, and security systems to make us independent and allow stable 24x7 usage. We developed an environment policy to save power, use more natural light, recycle water, reduce waste material and create a green campus. A trained team was put in place to maintain the campuses. To accelerate the process, our chairman became the single-point decision-maker.

Consider this. FY 2005 saw us build 2.9 million sq. ft. in 6 different locations, equipped with 10,400 seats. In the next 12 months, we will complete 3.2 million sq. ft. in 7 locations with 16,600 seats. Hence, in 24 months, we would have constructed 6.1 million sq. ft. with 27,000 seats. We have the capacity to generate 50 MVA of power with an UPS capacity of 16 MVA and a water storage capacity of 9.20 million liters.

Today, we also run one of the world’s largest corporate training centers in Mysore, capable of training 4,500 people at a time. The center is equipped with 2,350 residential units, 4,700 beds, 58 training rooms, 183 faculty rooms and a well-equipped library.

Our campuses are equipped with the latest technologies and solutions for office productivity, collaborative software engineering, and distributed project management. The campuses include facilities for training, fitness and sports, multi-cuisine food courts, a multi-level car park and residential facilities.

An estimated 39 heads of government and state have visited Infosys campuses – as well as innumerable clients and visitors, among them school and college students. The campuses offer an important competitive advantage, enabling us to expand our client engagement capabilities. Our infrastructure meets our business needs at a cost which is competitive, and a design that is appealing.

We challenged ourselves to innovate, and went on to create campuses that became role models for the software industry. Today, we have a flexible infrastructure model in place which is strongly aligned to our rapid growth. We are fully equipped to scale up and address future challenges, and at the same time, maintain our attention to detail, quality, customer satisfaction, and culture.

Infosys Global Education Center, Mysore, India

Infosys Development Center, Hyderabad, India

FY 2005 saw us build 2.9 million sq. ft. in 6 different locations, equipped with 10,400 seats. In the next 12 months, we will complete 3.2 million sq. ft. in 7 locations with 16,600 seats. Hence, in 24 months, we would have constructed 6.1 million sq. ft. with 27,000 seats.

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Infosys | Annual Report 2004-05

15 The year at a glance

16 Letter to the shareholder

18 Awards for Excellence

21 CEO and CFO certification

22 Directors’ report

Financial statements – Indian Generally Accepted Accounting Principles (Indian GAAP)

35 Management’s discussion and analysis of financial condition and results of operations

46 Auditors’ report

48 Balance sheet

49 Profit and loss account

50 Cash flow statement

51 Schedules

70 Balance sheet abstract and company’s general business profile

Contents

70 Balance sheet abstract and company’s general business profile

71 Section 212 report

73 Consolidated financial statements – Indian GAAP

92 Risk management report

99 Corporate governance report Additional information 114 Shareholder information 118 Share price chart 119 Frequently asked questions 121 Selective data 123 Ratio analysis 126 Statutory obligations 127 Human resources accounting 128 Brand valuation

130 Balance sheet (including intangible assets)

131 Current-cost-adjusted financial statements

132 Intangible assets score sheet

134 Economic Value-Added (EVA) statement

135 ValueReportingTM

136 Management structure

138 Infosys Foundation

139 Report on environment, health and safety

142 Financial statements (unaudited) prepared in substantial compliance with GAAP requirements of Australia, Canada,

France, Germany, Japan and the United Kingdom and reports of compliance with respective corporate governance standards

Annual General Meeting (AGM) notice

14 | Think Scale

Infosys | Annual Report 2004-05

The year at a glance

in Rs. crore, except per share data

	2005	2004	Growth (%)
For the year			
Income	6,860	4,761	44
Export income	6,726	4,695	43
Operating profit (PBIDTA)	2,325	1,584	47
Operating profit / Total revenue (%)	33.90 %	33.26 %	
Profit after tax and before exceptional item	1,859	1,243	50
PAT before exceptional item / Total revenue (%)	27.10 %	26.12 %	
Profit after tax and exceptional item	1,904	1,243	53
PAT after exceptional item / Total revenue (%)	27.76 %	26.12 %	
Return on average net worth (%)	43.77 %	40.68 %	
Capital expenditure	794	430	85
Dividend per share (excluding one-time special dividend)	11.50	7.38	56
Dividend amount (excluding one-time special dividend)	310	196	58
One-time special dividend per share	–	25.00	–
One-time special dividend amount	–	668	–
EPS before exceptional item (par value of Rs. 5 each)			
Basic	69.26	46.84	48
Diluted	67.46	46.26	46
At the end of the year			
Total assets	5,242	3,253	61
Fixed assets – net	1,494	970	54
Cash and cash equivalents (including liquid mutual funds)	2,851	2,769	3
Net current assets	2,385	1,220	95
Debt	–	–	–
Net worth	5,242	3,253	61
Equity	135	33	309
Market capitalization	61,073	32,909	86

Note: The figures above are based on unconsolidated Indian GAAP financial statements.
1 crore = 10 million

Income
in Rs. crore


3,623
4,761
6,860
2003
2004
2005

Exports
in Rs. crore


3,544
4,695
6,726
2003
2004
2005

PAT before exceptional item
in Rs. crore


958
1,243
1,859
2003
2004
2005

Think Scale | 15

Infosys | Annual Report 2004-05

“You must either modify your dreams or magnify your skills.”

– Jim Rohn

Letter to the shareholder

S. Gopalakrishnan

Chief Operating Officer and Deputy Managing Director

Nandan M. Nilekani

Chief Executive Officer, President and Managing Director

The year gone by was a period of growth and consolidation for Infosys. We underwent a wide swath of internal changes over the last two fiscals, and took up new initiatives with Infosys in Australia and China, Progeon, our BPO subsidiary, and Infosys Consulting. Now was the time to nurture the roots of all that we had done. As the year progressed, the cycle that had been created began to manifest. Our strong brand attracted more customers and employees. Our attention to scale allowed us to grow without noticeable speed breakers. Our investment in new services, restructuring of our business processes, and our focus on account management all led to buoyant performance.

We began the year giving a guidance of 23.5% – 24.5% revenue growth and 19.5% earnings growth. As the various initiatives kicked in, we achieved revenue and earnings growth of 46.9% and 46.8% respectively.

The year witnessed an important change in our customers’ perception. As the brouhaha over outsourcing faded, customers began to understand the true value of our business model. The realization began to dawn that offshoring and outsourcing were not just a cost play, but provided the headroom in cost savings to enable companies re-architect how they ran their business. Early adopters were quick to seize this advantage. They started viewing us as long-term partners, who were vital to their business strategy. This manifested itself in 8 customers over US $40 million and 166 customers over US $1 million. But as important as the numbers, was the change in perception.

Our growth was aided by a fundamental shift in the technology world. Four decades of innovation had created a plethora of products and services. The pace of digital technology ensured that computers and communications were becoming faster, smaller and more powerful. Layers of technology and application infrastructure were being reduced to a commodity. Meanwhile, the archeological layers of generations of computers were piled up in our customers’ datacenters, waiting to be untangled.

As customers grappled with this cornucopia of riches in all its complexity, and often underleveraged the technology they had bought, the balance of power started to shift. It began to move from those who provided the technology, to those who could put it to use for maximum business advantage. Our focus on services, built on an organic platform of global delivery, put us in the right place.

This movement is a natural consequence of the maturing of our industry. Other industries, like automotive and retail, have seen similar progression, but what was unanticipated was the speed at which these different trends would collide, creating pools of opportunity that we, at Infosys, could take advantage of.

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Infosys | Annual Report 2004-05

This year also brought home the importance of boundary-less behavior. As our customers demanded more value, it became clear that we needed to configure our services, intellectual assets and experience each time, to maximize value for the customer. The alignment of our internal structures, processes and incentives to deliver this ‘One Infosys’ was an important preoccupation for all of us.

This year also saw the beginnings of disenchantment with ‘total’ outsourcing. Customers moved towards ‘strategic’ outsourcing, where they retained their levers of oversight. This trend towards smaller selective deals is working in our favor. We have continued to focus on scalability, the key to rapid growth, and on differentiation, the key to higher client value. We are building a leaner, aligned organization to handle greater complexity, with our business units focused on verticals and geographies.

This year, Infosys continued to strengthen its relationship with clients across industry verticals. Our investments in new services have yielded returns both in terms of revenue and value differentiation. Services such as Independent Validation demonstrated healthy growth, while Systems Integration continues to deliver higher value through technology solutions. We leveraged technology to assist customers in complying with the Sarbanes-Oxley Act (SOX) regulations. The Infosys Integrated Compliance Program identifies gaps in auditing and business processes for the customer, and suggests internal controls.

Our Enterprise Solutions group is growing strong, constituting 15.2% of Infosys’ revenue today. Along with Infosys Consulting, the Enterprise Solutions group offers seamless high-end consulting for package implementation and subsequent sustenance-related services. Our Retail solutions continue to make clients globally competitive, and have helped establish Infosys as an innovator and thought leader. Our solutions in multi-channel commerce, lead-time optimization and enterprise performance management, have helped retailers improve supply chain efficiency and reduce time-to-market and costs in the value chain. Our Infrastructure Management Services have been recommended for BS15000 certification for service delivery. We have allied with BMC globally for technologies that help Infosys bring a flexible, shared infrastructure managed service to clients. We started a focused practice on IT Service Management Consulting, to help clients align IT with business, and improve operational efficiencies.

Infosys’ High Tech and Discrete Manufacturing (HTDM) services implemented key solutions in order management, RFID and software product lifecycle management. The unit also formed the “Leaders of Change Forum,” a Client Advisory Group, comprising CXOs, VCs, and analysts from the HTDM industry. Our global automotive and aerospace customers expanded the relationship with Infosys into long-term strategic partnerships, and are using the Infosys-pioneered Global Delivery Model to improve efficiency.

Finacle®, our universal banking solution, expanded its footprint to 44 countries and won 14 new clients across geographies. The Banking and Capital Markets (BCM) business in North America was a significant growth driver. BCM added 14 new clients to its portfolio, and its AML (Anti-Money Laundering) solution was successfully rolled out this year. Other solutions such as Operational Risk Management, Data Quality Management and Intelligent Exception Management are gaining acceptability and traction in the marketplace.

Our focus on creating synergies through Infosys Consulting and Progeon at each end of the services chain has enhanced our competitiveness. Progeon saw strong growth in FY 2005 with Rs. 191.22 crore in revenue, representing a 145% increase over the last year. Progeon added 5 customers this year, taking the customer count to 19.

Geographical diversification has been a key aspect of our growth strategy. Strong growth across Europe contributed to 22.2% of the company’s revenues this year. APAC share today accounts for 9.9% of company revenue, up from 7.3% last year. We plan to expand our relationships in Australia and Japan to further de-risk our portfolio, and are rapidly scaling up our China operations. Infosys China has expanded employee strength to 122, and currently has 12 customers across North America, APAC and China.

The Infosys Global Alliance Program focused on providing greater value to our clients through the year, working with partners such as Microsoft, Oracle and SAP to develop industry and technology solutions that enable our clients to lower total cost of ownership, get solutions to the market faster, and lower the risk of implementation and operation. The Domain Competency Group (DCG) accelerated the domain enablement of employees, and 912 employees were certified by global industry bodies and agencies in Insurance, Banking, Energy, Capital Markets and Manufacturing verticals. Our DCG consultants published 31 articles in global industry journals, demonstrating thought leadership across domains.

At Infosys, our marketing efforts are geared towards meeting international challenges. During the year, the thrust was on positioning Infosys as an end-to-end business solution provider. WIBTA (Wharton Infosys Business Transformation Awards) and Milan (in the US and Europe) created great opportunities for networking and knowledge sharing. Through AcE, our global academic interface program, Infosys aims to build brand capital across prestigious universities internationally. Our proactive effort in branding has helped position Infosys as a global brand in the minds of its customers, partners, shareholders and employees.

People are our key asset, and we have scaled up our education and leadership development infrastructure to meet growing business needs. In a pioneering initiative, Infosys has opened a Global Education Centre in the 314-acre Infosys Mysore campus to train technology professionals. The residential education centre, inaugurated by Dr. Manmohan Singh, the Prime Minister of India, is one of the largest in the world. This year, Infosys also launched Campus Connect, an industry-academia partnership initiative. The nation-wide program focuses on aligning the needs of colleges, faculty and students with industry needs.

This year, Infosys won “India’s Best Managed Company Award,” based on a study conducted by Business Today and A.T. Kearney. Today, our company has a best-in-class planning process in place. Corporate Planning at Infosys has devised a two-dimensional framework for company planning. The planning framework spans four levels along the axis of key stakeholders – board, unit heads, sales and delivery heads, and key account teams – and spans three levels along the time axis, one year, three years, and five to eight years.

Infosys has been a step ahead of the prevailing Corporate Governance norms, implementing reforms before they became mandatory. Our disclosure standards today are among the best in the industry. We were ranked No.1 in a Corporate Governance survey conducted by CLSA across Asia (excluding Japan). Infosys scored 87% against an average of 81% for the top 10 corporations. Infosys has maintained a top ranking in corporate governance since 2001.

We believe corporations have important social responsibilities. Infosys and its employees have come together in the past to contribute towards several worthwhile causes. This year, Infosys contributed Rs. 5 crore to the Prime Minister’s National Relief Fund to assist people affected by the Asian tsunami. Infoscions contributed an additional Rs. 2.4 crore to the cause.

At Infosys, it is our mission to continuously strive to set higher standards. Our unique business model has enabled us to deliver growth and enhanced client value year after year. We believe that to achieve global leadership, we must pursue our goals with integrity. Today, our competitive advantage comes as much from our strong organizational commitment to ethics and values, as from our pursuit of excellence.

Nandan M. Nilekani

Bangalore Chief Executive Officer, President Chief Operating Officer and April 14, 2005 and Managing Director Deputy Managing Director

Think Scale | 17

Infosys | Annual Report 2004-05

First prize

Account & Sales Management

British Telecom Team

Jagdish Krishna Vasishtha Mandeep Singh Kwatra Mukul Gupta Praveen Mahadani Rambabu Pallavalli Sachidanand Singh Sanjeev Arya Sundareshwar V.

DHL OSDC Team

Abhay Narayan Joshi Deepak Agrawal Gopal Parasnis

Lakshmi Narasimha Rao Gunda Nitin S. Baravkar Sandeep S. Choudhari Sanjay Nambiar R.

Vinayak Shankar Jadhav

Program & Project Management

DHL Airborne Integration Team

Aditya Mittal Krishnaswamy S. Piyush Dhansukhlal Shah Prashant Negi Srinivas S.

Swapnil R. Pendhari Swaroop Raghu Iyengar Tejas R. Moogimane Vardini V. V.

Vishwanath Shenoy M.

Unit Management

Unit – Asia Pacific

Unit – Engineering & IT Solutions for Automotive & Aerospace

Awards for Excellence 2004-05

“I dream my painting and paint my dream.”

– Vincent Van Gogh

Excellence is about dedicating yourself to a life of continuous improvement. It’s about not being content with what you’ve accomplished, and always recognizing that there is much more to be done. It’s about weaving these fundamental beliefs into the core of your character and spirit. And, it’s about inspiring others to begin their own journey to excellence.

The Awards for Excellence seek to recognize and reward those who epitomize a high performance work ethic. The individuals chosen for the award are representative of the many talented teams that have worked together to produce outstanding results.

This year, a total of 217 awards were conferred in 11 categories. The winners were presented with a framed certificate, silver salver and a cash award.

Development Center Management

Hyderabad Development Center Chennai Development Center

External Customer Delight

Daimler Chrysler Europe Team

Anindya Trivedi Dharmesh Viswanathan Hemant Sadanand Bhat Manoj Kumar Goyal Rajesh Singhvi Ritu Raj Sharma Satish Kumar Sundara Suri Sushil Kumar Tiwari

Innovation

Accelerate Solution Team

Ajith Kumar Madakasira Keshavamurthy Badri Prasad Nagaraj S.

Narasimman R. Prakash Gumnur Vivek Bhatt

Second prize

Account & Sales Management

BP Account Team

Anand Kumar Agarwal Karmesh Gul Vaswani Murali Vasudevan Rahul Shah Robin Goswami Sanjeev Kapoor Surendra S.

Fidelity Team

Achuth Gopinath Menon Bhavesh Thakur Jayantkumar Jugalkrishna Jana Kaladhar Gorantala Mukesh Nakra Rajiv Raghu Sreedhar Ekbote S.

Srinivasulu Mallampooty

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Firmenich Account Management Team

Jothiganesh Nagarajan Mahesh Vithal Rao Kanago Nagaraj Nanjundaram Nitesh Bansal Rajesh K. Murthy Raju Bannur Viraj Malik

External Customer Delight

DHL Automated Pricing Tool Team

Krishna Sagar B. V. Manish Chandra Rahul Gadikar S. Shashank Shukla Shekhar Aylawadi Yusuf Najmuddin

Innovation

Infosys – Nortel CallSim Team

Karthik A. V. Manesh Sadasivan

Narasimha Murthy Basappa Ravichandran S.

Subramanya Datta G. Sudharshan S.

Internal Customer Delight

Harmony Team

Anand Balakumar Ritesh Agarwal Sarala Pamidi Shailesh Kumar Agrawal Vikas Ravindra Revankar Vishwanath B. S.

People Development

Domain Enablement Team

Eric S. Paternoster Preeti Chandrashekhar Ravikant Sankaram Karra Shefali Sonpar Tapan Rayaguru Venkatesh Ramrao Patil

E&R E-learning Team

Alok Ratanlal Tiwari Dinesh Prafulla Anantwar Gomatam Srishail Chari Rahul Suresh Ghali

Program & Project Management

DHL CRM Team

Anil Mehta

Badrinath Srinivasan Kalyan Peri Poorna Chandra Tippur Rajesh Nellayikunnath Krishnan Ravi Sankar Kodamarti Shantanu Das Shweta Gupta Srinivasa Gopal Sugavanam Vimlesh Ankur

Lexis Nexis GLP – Program Management Team

Adithya K. S.

Devasenapathy Murugappan Muthu Dhiraj Sinha Nirmallya Mukherjee Sanjeev Goel Senthil Nathan M.

Seshadri Kavanoor Madapoosi Sunil Shivappa

Project MAXIM Team at TELSTRA

Gaurav Gopal

Krishna Reddy Jeereddy Krishnan Subramanian Raghu Boddupally Rahul Gupta Ravi Kumar Patnagere Ravi Kumar S.

Ravikumar Sreedharan Santosh N.

Simon Bryant

Telstra – Activation & Assurance Portfolio Transition Team

Akhil Pratap Anand S. Anandaraman V. Anil Kumar Gupta Gururaj B. Deshpande Kaushik Nag Purushotham Bhandarkar Sanjeev R. Tripathi Sreekanth Keshava Sushil Kumar

Third prize

External Customer Delight

Account Team SYSCO

Balakrishnan Mayilarangam Sundararajan Madhav Kondle Madhu Sudhan R.

Patrick T. Ogawa Prasanna Srinivasan R. Shveta Arora Sundar Raman K. Venu Madhav Sanka

Fidelity Team

Anil Braham Bhatia Ashok Vemuri Mayank Manish Ritesh Khanna Sankar Venkata Konduru Surendra Swamy

Innovation

INSUIT Team

Mohan Devumal Motiani Ravi V.

Vittal V. Shenoy

Item Data Integrity (IDI) Solution Team

Abhijit Vishwanath Upadhye Amit Kalley Anantha Radhakrishnan George K. O.

Prasad Vuyyuru Praveen Kumar K.

Program & Project Management

Aetna Strategic Systems and Processes Team

Amit Singh Bhaskar J.

Jayant Chandrakant Kaduskar Mahalingeshwar S. Dhaded Mrutunjay Baburao Sabarad Neeraj Arvind Joshi Pankaj Kumar Sabyasachi Patnaik Shireesh Jayashetty Tapas Mishra

Special Prize

Account & Sales Management

Opportunity Pursuit Team

Peter Riches Rangarajan V. R. Simon Phillip Powell Tony Cause Venkateshwaran A.

People Development

IWIN Team

Geetha Kannan Jacintha D’ Almeida

Padma Venkatesh Bhamidipati Sailaja Chintalagiri Srimathi Shivashankar Zaiba Begum

Social Consciousness

Infosys Team – Salt Lake City

Amit Saxena

Amit Subhash Menda Anand V.

Barun Gupta Chakravarthy A. J. K. Dhinakaran T. Manikandan J. Naga Srinivas Boddu Pryank Agrawal

Ramesh Bangaru Laxmi Thatavarthi Ravi Kannan Sarathchandran Chandran Sunil Kumar Varier T.

Vivek Kumar Saxena Zen Abraham

Team Akanksha

Archana Senapati Ardhendu Sekhar Das Bikash Kumar Banerjee Niladri Prasad Mishra Nirakar Sahoo Padmalaya Mandhata Pritam Mahapatra Satyadeep Mishra Sudhanya Basu Suparna Moitra

Systems, Processes & Infrastructure

Progeon ISO Team

Abhilash Viswanathan Anantha Sankaran Bhashyam M. R. Girish Swamy Muralidaran Ananth Rajiv Kuchhal Srinivas S.

Value Champions

Grievance Redress Body

Hema Ravichandar Rama N. S. Ramachandran Kallankara Richard Lobo Shubha Rao Shubha V.

Supriti

Dr. Uttara Vidhyasagar Yegneshwar Sivaraman

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Infosys | Annual Report 2004-05

Infosys | Annual Report 2004-05

Board of directors

N. R. Narayana Murthy

Chairman and Chief Mentor

Nandan M. Nilekani

Chief Executive Officer, President and Managing Director

S. Gopalakrishnan

Chief Operating Officer, Deputy Managing Director and Head – Customer Service & Technology

Deepak M. Satwalekar

Lead Independent Director

Prof. Marti G. Subrahmanyam

Independent Director

Dr. Omkar Goswami

Independent Director

Rama Bijapurkar

Independent Director

Philip Yeo

Independent Director

Sen. Larry Pressler

Independent Director

Claude Smadja

Independent Director

Sridar A. Iyengar

Independent Director

K. Dinesh

Director and Head – Education & Research, Information Systems, Quality & Productivity and Communication Design Group

S. D. Shibulal

Director and Group Head – World-wide Customer Delivery

T. V. Mohandas Pai

Director, Chief Financial Officer and Head – Finance & Administration

Srinath Batni

Director and Group Co Head – World-wide Customer Delivery

Committees of the board

Audit committee

Deepak M. Satwalekar, Chairperson Rama Bijapurkar Dr. Omkar Goswami Sen. Larry Pressler Prof. Marti G. Subrahmanyam Sridar A. Iyengar

Compensation committee

Prof. Marti G. Subrahmanyam, Chairperson Deepak M. Satwalekar Sen. Larry Pressler Sridar A. Iyengar

Nominations committee

Claude Smadja, Chairperson Sen. Larry Pressler Philip Yeo Dr. Omkar Goswami Deepak M. Satwalekar

Investor grievance committee

Rama Bijapurkar, Chairperson Dr. Omkar Goswami Claude Smadja Philip Yeo

Management council invitees

Aashish Bansal

Associate Vice President – Energy, Utilities & Resources (Sales)

Abhay M. Kulkarni

Associate Vice President – Transportation & Services (Delivery)

Abhimanyu Acharya

Senior Engagement Manager – Banking and Capital Markets (Sales) and Head – Berkeley Heights Proximity Development Center

Alexandre Elvis Rodrigues

Associate Vice President – Transportation & Services (Sales)

Amitabh Chaudhry

Chief Operating Officer, Progeon Limited

Anand Nataraj

Associate Vice President – Communication Service Providers (Sales)

Ananth Vaidyanathan

Associate Vice President – Strategic Global Sourcing (Delivery)

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Ankush Patel

Associate Vice President – Energy, Utilities & Resources (Sales)

Anup Uppadhayay

Associate Vice President – Europe, Middle East and Africa and Head – Bangalore Development Center (Unit 5)

Ardhendu Sekhar Das

Divisional Manager and Head – Bhubaneswar Development Center

Balakrishna D. R.

Delivery Manager – Energy, Utilities & Resources

Bikramjit Maitra

Vice President – Talent Management – HRD

Brian Kearns

Associate Vice President – Insurance, Health Care & Life Sciences (Sales)

Charles Henry Hawkes

Associate Vice President – Facilities and Head – Bangalore Development Center (Unit 2)

Col. Krishna C. V.

Vice President – Infrastructure & Security

Eshan Joshi

Associate Vice President – HR Compliance – HRD

Ganesh Gopalakrishnan

Vice President – Insurance, Health Care & Life Sciences (Delivery)

Gaurav Rastogi

Associate Vice President – Sales Overhead

Gopal Devanahalli

Associate Vice President – Retail, Distribution & Consumer Products Group (Sales)

Gopinath Sutar

Associate Vice President – High Tech & Discrete Manufacturing (Sales)

Haragopal M.

Vice President – Professional Services Group (Finacle) and Head – Bangalore Development Center (Unit 3)

Harsha H. M.

Vice President – Banking & Capital Markets (Delivery)

Jagdish Krishna Vasishtha

Associate Vice President – Communication Service Providers (Delivery) and Head – Bangalore Development Center (Unit 7)

Jitin Goyal

Associate Vice President – Europe, Middle East & Africa (Sales)

Joydeep Mukherjee

Associate Vice President – Energy, Utilities & Resources (Delivery)

Koushik R. N.

Associate Vice President – Computers & Communications Division

Krishnamoorthy Ananthasivam

Vice President – Retail, Distribution & Consumer Products Group (Delivery) and Head – Thiruvananthapuram Development Center

Merwin Fernandes–

Vice President – Global Sales & Marketing (Finacle)

Nagarajan Venkateswaran

Associate Vice President – Banking and Capital Markets (Sales)

Narsimha Rao Manepalli

Associate Vice President – Enterprise Solutions (Delivery) and Head – Hyderabad Development Center

Neelesh Marik

Associate Vice President – Europe, Middle East & Africa (Sales)

Patrick T. Ogawa

Associate Vice President – Retail, Distribution & Consumer Products Group (Sales)

Prabhakar Devdas Mallya

Vice President – Security Audit & Architecture

Raj Joshi

Managing Director – Infosys Consulting, Inc.

Rajiv Bansal

Associate Vice President – Global Business Operations

Rama N. S.

Associate Vice President – Product Engineering and Head – Bangalore Development Center (Unit 1)

Ramaa Sivaram

Associate Vice President – High Tech & Discrete Manufacturing (Sales) and Head – Boston Proximity Development Center

Ramachandran Kallankara

Associate Vice President – Enterprise Solutions (Delivery) and Head – Bangalore Development Center (Unit 6)

Ritesh Mohan Idnani

Associate Vice President – Banking & Capital Markets (Sales)

Sameer Goel

Delivery Manager – Europe, Middle East & Africa and Head – Mohali Development Center

Samson David

Associate Vice President – Asia Pacific (Delivery)

Sanjay Jalona

Associate Vice President – Europe, Middle East & Africa (Delivery)

Seshadri Parthasarathy

Delivery Manager – Banking and Capital Markets and Head – Toronto Proximity Development Center

Shiv Shankar N.

Associate Vice President – Retail, Distribution & Consumer Products Group (Delivery) and Head – Chennai Development Center

Shreeranganath Krishnarao Kulkarni

Divisional Manager and Head – Pune Development Center (Unit 2)

Shubha V.

Associate Vice President – Insurance, Health Care & Life Sciences (Delivery) and Head – Bangalore Development Center (Unit 4)

Skanthaswamy T. V.

Associate Vice President – Product Lifecycle & Engineering Solutions and Head – Mysore Development Center

Sohrab Peshoton Kakalia

Vice President – Systems Integration and Head – Fremont Proximity Development Center

Sreenivas Bhashyam Asuri

Associate Vice President – Automotive & Aerospace

Sridhar Marri

Associate Vice President – Communication Design Group

Srikantan Moorthy

Vice President – Communication Service Providers (Delivery)

Srinivas Uppaluri

Associate Vice President – Corporate Marketing

Subrahmanya S. V.

Associate Vice President – Education & Research

Sudhir Albuquerque

Associate Vice President – High Tech & Discrete Manufacturing (Delivery) and Head – Mangalore Development Center

Sudhir Chaturvedi

Associate Vice President – Europe, Middle East & Africa (Sales)

Sudhir Singh

Senior Engagement Manager – Banking and Capital Markets (Sales) and Head – Phoenix Proximity Development Center

Surya Prakash K.

Associate Vice President – Automotive & Aerospace

Venkateswarlu Pallapothu

Chief Operating Officer, Infosys Technologies (Shanghai) Company Limited

Vishnu Bhat

Associate Vice President – Australia Operations (Delivery)

Voice of Youth

Dani Parthan

Senior Project Manager – Energy, Utilities & Resources (Delivery)

George Thomas

Manager – Compensation & Benefits

Jake Peters

Senior Analysis Leader

Jashbir Morzaria

Assistant Manager – Marketing

Komal Kumar Jain

Business Development Manager – High Tech & Discrete Manufacturing (Sales)

Omer Farooque

Technical Architect – Retail, Distribution & Consumer Products Group

Padmamanasa

Test Manager – Independent Validation Services

Rohit Aditya Srivastava

Project Manager – Product Engineering

Shobha N. Rao

Senior Project Manager – Insurance, Health Care & Life Sciences

Infosys Foundation trustees

Sudha Murty, Chairperson Srinath

Batni Sudha Gopalakrishnan

Chief Executive Officer (CEO) and Chief Financial Officer (CFO) Certification

We, Nandan M. Nilekani, Chief Executive Officer, President and Managing Director and T. V. Mohandas Pai, Director, Chief Financial Officer and Head – Finance and Administration, of Infosys Technologies Limited, to the best of our knowledge and belief, certify that:

1. We have reviewed the balance sheet and profit and loss account (consolidated and unconsolidated), and all its schedules and notes on accounts, as well as the cash flow statements and the directors’ report;

2. Based on our knowledge and information, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the statements made;

3. Based on our knowledge and information, the financial statements, and other financial information included in this report, fairly present in all material respects, the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations;

4. To the best of our knowledge and belief, no transactions entered into by the company during the year are fraudulent, illegal or violative of the company’s code of conduct.

5. The company’s other certifying officers and we, are responsible for establishing and maintaining disclosure controls and procedures for the company, and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

b) evaluated the effectiveness of the company’s disclosure, controls and procedures.

6. The company’s other certifying officers and we, have disclosed based on our most recent evaluation, wherever applicable, to the company’s auditors and the audit committee of the company’s board of directors (and persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls, which could adversely affect the company’s ability to record, process, summarize and report financial data, and have identified for the company’s auditors, any material weaknesses in internal controls;

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal controls;

c) the company’s other certifying officers and we, have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses; and

d) all significant changes in accounting policies during the year, if any, and that the same have been disclosed in the notes to the financial statements.

7. In the event of any materially significant misstatements or omissions, the signing officers will return to the company that part of any bonus or incentive or equity-based compensation, which was inflated on account of such errors, as decided by the audit committee;

8. We affirm that we have not denied any personnel access to the audit committee of the company (in respect of matters involving alleged misconduct) and we have provided protection to ‘whistle blowers’ from unfair termination and other unfair or prejudicial employment practices; and

9. We further declare that all board members and senior managerial personnel have affirmed compliance with the code of conduct for the current year.

Nandan M. Nilekani T. V. Mohandas Pai

Bangalore Chief Executive Officer, Director, Chief Financial Officer and

April 14, 2005 President and Managing Director Head – Finance and Administration

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Infosys | Annual Report 2004-05

Directors' report

To the members,

We are delighted to present our report on the business and operations of the company for the year ended March 31, 2005.

Financial results *in Rs. crore, except per share data**

Year ended March 31,	2005	2004
Income	6,859.66	4,760.89
Software development expenses	3,654.93	2,495.31
Gross profit	3,204.73	2,265.58
Selling and marketing expenses	392.12	335.08
General and administration expenses	487.50	346.85
Operating profit (PBIDTA)	2,325.11	1,583.65
Interest	–	–
Depreciation and amortization	268.22	230.90
Operating profit after interest, depreciation and amortization	2,056.89	1,352.75
Other income	127.50	127.39
Provision for investment	(0.10)	9.67
Net profit before tax and exceptional item	2,184.49	1,470.47
Provision for tax on the above	325.30	227.00
Net profit after tax and before exceptional item	1,859.19	1,243.47
Exceptional item – income from sale of investment in Yantra Corporation (net of tax)	45.19	–
Net profit after tax and exceptional item	1,904.38	1,243.47
Balance brought forward	70.51	–
Less: Residual dividend paid for fiscal 2004	2.32	–
Additional dividend tax	2.27	–
Amount available for appropriation	1,970.30	1,243.47
Dividends		
Interim	133.93	96.09
Final (proposed)	175.87	99.96
One-time special dividend	–	666.41
Aggregate dividend	309.80	862.46
Tax on dividends	42.17	110.50
Transferred to general reserve	190.44	200.00
Profit retained in profit and loss account	1,427.89	70.51
EPS before exceptional item (equity shares, par value Rs. 5/- each)		
Basic	69.26	46.84
Diluted	67.46	46.26
EPS after exceptional item (equity shares, par value Rs. 5/- each)		
Basic	70.95	46.84
Diluted	69.10	46.26

** 1 crore equals 10 million*

Results of operations

Total revenue increased to Rs. 6,859.66 crore from Rs. 4,760.89 crore in the previous year – a growth rate of 44.08%. The operating profit increased by 46.82%, from Rs. 1,583.65 crore (33.26% of total revenues) to Rs. 2,325.11 crore (33.90% of total revenues). The profit after tax and before exceptional item increased to Rs. 1,859.19 (27.10% of total revenue) from Rs. 1,243.47 (26.12% of total revenue). The profit after tax and exceptional item increased to Rs. 1,904.38 crore (27.76% of total revenue) from Rs. 1,243.47 crore (26.12% of total revenue).

During the year we sold our investment in Yantra Corporation, USA for a total consideration of Rs. 49.48 crore (US $11.31 million).

Appropriations

Dividend

In October 2004, we paid an interim dividend of Rs. 5 per share (100% on par value of Rs. 5/-). We recommend a final dividend of Rs. 6.50 per share (130% on par value of Rs. 5/-), aggregating to Rs. 11.50 per share (230% on par value of Rs. 5/-). The total dividend is Rs. 309.80 crore, as against Rs. 864.78 crore for the previous year (including Rs. 668.42 crore paid as one-time special dividend). Dividend (including dividend tax), as a percentage of profit after tax is 18.48% as compared to 17.79% in the previous year.

The register of members and share transfer books will remain closed from June 3, 2005 to June 11, 2005, both days inclusive. The Annual General Meeting of the company has been scheduled for June 11, 2005.

Transfer to reserves

We propose to transfer Rs. 190.44 crore to the general reserve. An amount of Rs. 1,427.89 crore is proposed to be retained in the profit and loss account.

Business

Our software export revenues aggregated Rs. 6,725.91 crore, up 43.27% from Rs. 4,694.69 crore the previous year. 65.8% of the revenues came from North America, 22.2% from Europe, and 10.0% from the rest of the world. The share of the fixed-price component of the business was 30.9%, as compared to 34.1% during the previous year. Blended revenue productivity, in dollar terms, has declined by 1.6% due to increased share of the offshore business. Prices have been stable and pricing pressure has eased.

The gross profit amounts to Rs. 3,204.73 crore (46.72% of revenue) as against Rs. 2,265.58 crore (47.59% of revenue) in the previous year. The onsite revenues have decreased from 53.0% in the previous year to 50.2%. The onsite person-months comprised 29.4% of total billed efforts as compared to 31.6% during the previous year. The operating profit amounted to Rs. 2,325.11 crore (33.90% of revenue) as against Rs. 1,583.65 crore (33.26% of revenue). Sales and marketing costs decreased from 7.04% of our revenue in the previous year to 5.72%, while general and administration expenses decreased from 7.29% in the previous year to 7.11%. We continue to reap the benefits of economies of scale. The net profit after tax and exceptional item was Rs. 1,904.38 crore (27.76% of revenue) as against Rs. 1,243.47 crore (26.12% of revenue) in the previous year.

We seek long-term partnerships with clients while addressing their various IT requirements. Our customer-centric approach has resulted in high levels of client satisfaction. We derived 95.4% of our revenues from repeat business (i.e. a customer who also contributed to revenues during the prior fiscal year). We added 136 new clients, including a substantial number of large global corporations. The total client base at the end of the year stood at 438. Further, we have 166 million-dollar clients (131 in the previous year), 71 five-million-dollar clients (51) 42 ten-million-dollar clients (25) and five 50-million-dollar clients (3). During the year, one client contributed 80-million-dollar+ of revenues.

We continued scaling up our infrastructure by adding another 28.81 lakh sq. ft. of physical infrastructure space. The total available space now stands at 69.27 lakh sq. ft. The number of marketing offices as of March 31, 2005 was 32.

Finacle®

Finacle®, our universal banking solution, empowers banks to transform their business leveraging agile, new-generation technologies. This modular solution addresses the core banking, treasury, wealth

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management, consumer and corporate e-banking, mobile banking and web-based cash management requirements of universal, retail, corporate, community and private banks worldwide.

Finacle® emerged as one of the world’s most scalable core banking solutions by achieving an unparalleled performance of 40 million transactions per hour (11,180 TPS), in a scalability test reviewed by Ernst & Young. Today, Finacle® powers some of the largest open systems-based core banking sites in the world: live sites supporting over 12 million accounts, 17,000 users and a peak transaction load of 8 million.

Increase in share capital

During the year, upon your approval, a bonus issue of 3:1 was made by capitalizing a sum of Rs. 100.30 crore from the general reserve. To provide for the issue of these additional shares, the authorized capital of the company was increased to Rs. 150 crore consisting of 30 crore equity shares of Rs. 5/- each.

Also, we issued 33,25,391 shares on the exercise of stock options under the 1998 and 1999 employee stock option plans. Due to this, the outstanding issued, subscribed and paid-up equity share capital increased from 6,66,41,056 shares to 27,05,70,549 shares as of March 31, 2005.

Liquidity

We continue to be debt-free, and maintain sufficient cash to meet our strategic objectives. Liquidity in the balance sheet needs to balance between earnings adequate returns and the need to cover financial and business risks. Liquidity also enables us to make a rapid shift in direction, should the market so demand. During the current year, internal cash accruals have more than adequately covered working capital requirements, capital expenditure and dividend payments, leaving a surplus of Rs. 81.67 crore. As on March 31, 2005, we had liquid assets including investments in liquid mutual funds, of Rs. 2,850.67 crore as against Rs. 2,769 crore at the previous year-end. These funds have been invested in deposits with banks, highly rated financial institutions and in liquid mutual funds.

Standard & Poor’s rating

Standard & Poor’s, the global credit ratings provider, assigned BBB local currency and BBB – foreign currency rating for us. We are the first company in India to obtain a credit rating higher than India’s sovereign rating (BB+ / Stable / B) from S&P. According to Standard & Poor’s, the rating reflects our conservative financial profile and policy, ample liquidity, strong operating cash flow, and a debt-free balance sheet.

Development centers

We incurred capital expenditure aggregating Rs. 623.31 crore on physical infrastructure, up from Rs. 341.01 crore. Further, we incurred Rs. 170.58 crore on technological infrastructure, up from Rs. 88.86 crore. In all, Rs. 793.89 crore has been invested up from Rs. 429.87 crore. In Bangalore, two software development blocks of 4,26,000 sq. ft. with 4,130 seats and the Multimedia Center of 26,000 sq. ft. with 110 seats were completed. In addition, a software development block of 1,96,000 sq. ft. with 2,500 seats, a food court of 61,000 sq. ft., an employee care center of 2,64,000 sq. ft. and a multi-level car park of 3,10,000 sq. ft. are under construction. The existing capacity at our Bangalore campus comprises 20,84,836 sq. ft. with 14,465 seats. In Pune II campus, two software development blocks of 2,50,000 sq. ft., with 2,400 seats, were completed. A food court of 50,000 sq. ft. and two software development blocks of 3,74,000 sq. ft., with 3,000 seats, are under construction. Together, the campuses in Pune have a built-up area of 8,48,647 sq. ft. with 5,931 seats.

In Bhubaneswar, a software development block of 95,000 sq. ft., with 800 seats, and an employee care center of 1,00,000 sq. ft., were completed. Currently, a software development block of 1,39,000 sq.

ft., with 1,300 seats, is under construction. The campus has a built-up area of 3,84,000 sq. ft. with 2,000 seats.

In Chennai, an employee care center of 75,000 sq. ft. was completed. Currently, the campus has a built-up area of 4,96,317 sq. ft. with 2,976 seats. For the second campus in Chennai, work is in progress for two software development blocks of 2,50,000 sq. ft., with 2,400 seats and a food court of 50,000 sq. ft.

In Hyderabad, a software development block of 1,54,000 sq. ft of 1,100 seats was completed. Civil works are in progress for the ES (Enterprise Solutions) University, including employee care facilities, of 3,00,000 sq. ft. Currently, the campus has a built-up area of 6,16,000 sq. ft. with 3,965 seats.

In Mysore, the 4,41,000 sq. ft. Global Education Centre, capable of training 4,500 professionals at a time, an employee care center of 1,10,000 sq. ft., 2,350 residential rooms of 11,00,000 sq. ft. and a food court of 36,000 sq. ft., was completed. Two software development blocks of 4,20,000 sq. ft., with 4,200 seats, 258 residential rooms of 1,41,900 sq. ft., a food court of 39,000 sq. ft. and a multiplex building of 56,000 sq. ft. are under completion. Currently, the campus has a built-up area of 22,06,650 sq. ft. with 1,734 seats and can train and house 4,500 employees.

In the new campus at Chandigarh, work is in progress for a software development block of 3,30,000 sq. ft. with 3,100 seats, a food court, a health club and employee care center of 1,74,500 sq. ft.

In Thiruvananthapuram, interiors were completed in the leased space of 22,000 sq. ft., with 220 seats.

In Mauritius, we have relocated to Ebene Cyber Tower to an office of 28,000 sq. ft., with 400 seats. These premises will also house the company’s Disaster Recovery Center. The company has also leased 25 acres of land from the Government of Mauritius.

As of March 31, 2005, in India, we had 68,99,450 sq. ft. of space with 33,111 seats and an additional 31,76,400 sq. ft., under construction, which would have 16,615 seats.

Subsidiaries

We have four subsidiaries, viz. Progeon Limited, Infosys Technologies (Australia) Pty. Limited, Infosys Technologies (Shanghai) Company Limited and Infosys Consulting, Inc. and one step-down subsidiary Progeon SRO (wholly-owned subsidiary of Progeon Limited).

Progeon Limited (Progeon)

Progeon Limited was incorporated in April 2002, in India, to address opportunities in the Business Process Management space. We hold 99.54% of the equity share capital and voting power of Progeon and the balance held by employees of Progeon on vesting of stock options issued to them. During the year, Progeon added 5 clients, and generated Rs. 191.22 crore in revenue, with a net profit of Rs. 30.06 crore. The employee strength as on March 31, 2005 was 3,966.

Infosys Technologies (Australia) Pty. Limited

In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for US $24.3 million. The acquired company was renamed “Infosys Technologies (Australia) Pty. Limited”. During the year, Infosys Technologies (Australia) Pty. Limited serviced 11 clients and generated a revenue of Rs. 303.23 crore, with a net loss of Rs. 1.28 crore. The employee strength as on March 31, 2005 was 416.

Infosys Technologies (Shanghai) Company Limited

Infosys Technologies (Shanghai) Company Limited (Infosys China) is a wholly-owned subsidiary and was formed to expand the company’s business operations in China. We have invested US $5 million in Infosys China as of March 31, 2005.

During the year, Infosys China serviced 12 clients, and generated revenue of Rs. 8.19 crore, with a net loss of Rs. 8.39 crore. The employee strength as on March 31, 2005 was 122.

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Infosys Consulting, Inc.

In April 2004, we established a wholly-owned subsidiary, Infosys Consulting, Inc., in the state of Texas to add high-end consulting capabilities to our Global Delivery Model. We had approved an investment of up to US $20.0 million in the share capital of Infosys Consulting. We have invested US $10 million as of March 31, 2005. During the year, Infosys Consulting serviced 25 clients, and generated revenue of Rs. 21.11 crore, with a net loss of Rs. 33.03 crore. The employee strength as on March 31, 2005 was 68.

As per Section 212 of the Companies Act, 1956, we are required to attach the directors’ report, balance sheet, and profit and loss account of these subsidiaries. We had applied to the Government of India for an exemption from such attachment as we present the audited consolidated financial statements in the annual report. We believe that the consolidated accounts present a full and fair picture of the state of affairs and the financial condition and is accepted globally. The Government of India has granted exemption from complying with Section 212. Accordingly, the annual report does not contain the financial statements of these subsidiaries. The annual accounts of these subsidiary companies, along with related information, are available for inspection during business hours at our registered office.

Human resource management

Employees are vital to the company. We have created a favorable work environment that encourages innovation and meritocracy. We have also put in place a scalable recruitment and human resource management process, which enables us to attract and retain high caliber employees. We added 8,801 (net) and 11,597 (gross) employees, taking the total strength to 32,178 up from 23,377 at the end of the previous year. Our attrition rate stands at 9.70% compared to 10.15% for the previous year. Over the last year, 13,48,832 people applied to us for employment and we continue to remain an employer of choice in our industry.

Our key focus has been to change the mindset from ‘human resource utilization’ to ‘nurturing and leveraging talent’. We have instituted the ‘Engage and Enable Infoscions’ program as a key strategy to focus on our quest to achieve global leadership. Transitioning business to the concept of verticals and managing post-acquisition issues brought in key people challenges, which helped our people processes mature and led us to explore new domains.

We continued with our PCMM journey to ensure that our people practices meet the requirements of proven international standards. In keeping with our high performance work ethic, we enhanced our performance management process. This process incorporated objective setting as a key requirement. The concept of variable pay has been institutionalized. We plan to further reinforce these concepts on a continuous basis.

We believe in investing in people competencies for the business requirements of tomorrow. Toward this, we have been enabling Infoscions to become solution-focused, have a global mindset and stay connected. Launching the ES (Enterprise Solutions) University, reinforcing the leadership development model and furthering the ‘Leaders Teach’ concept, has enhanced existing initiatives like role-based training and reinforced e-learning.

Branding

The year saw us emerging as a true global brand. We were rated as the number three IT services company in the world by Business Week Tech100 and among the 100 most respected companies in the world in a rating published by Financial Times-PricewaterhouseCoopers.

Branding through the analyst community

Our clients, the IT buyer community, rely extensively on the opinions and recommendations of industry analysts for their selection and usage of IT vendors, and their products and services. Industry analysts also influence market opinion about specific vendors, their business models and offerings through research, vendor ratings, client advisory, and by speaking at major conferences.

We continue to have top-of-mind recall with leading offshore outsourcing and industry analysts. Forrester, in its report ‘Infosys forms High-end Consulting Unit’ said, “This move comes on the heels of several other Infosys investments made to boost Infosys from the ranks of the top-tier Indian vendors to the ranks of the top-tier global vendors.” AMR, in its report ‘India shows the way to Next-Generation Consulting’, said, “Infosys is building the right expertise to dominate the next generation of consulting and IT”. IDC, in its report ‘Achieving Competitive Differentiation through Innovation: How Systems Integrators Are Using Research and Development Labs’, said, “Infosys’ commitment to excel through innovation extends beyond IT and business. The company also applies it in its processes for management and leadership and in how it builds its physical, technological or human infrastructure”.

Analysts are among the most important brand ambassadors to create positive awareness and reputation for us with executive decision-makers in our client organizations.

Branding through media

Leading global publications are a powerful vehicle into the minds of key corporate decision makers. The year saw us featured on a sustained basis as a company that is redefining the IT services business. Apart from its presence in industry features, we also received exclusive coverage in publications such as The New York Times, Business Week and Fortune.

Branding through events

During the year, we participated in, or held, over 50 events across the United States, Europe and Asia Pacific regions. Through these events, we reached out and demonstrated our domain expertise, capabilities and thought leadership to a large cross-section of Global 2000 companies.

Flagship campaigns like WIBTA (Wharton Infosys Business Transformation Awards), the CEO event in Japan, and Milan (our annual customer forum held in the United States and Europe) gained significantly in attendance and quality of coverage. We enhanced our presence at the World Economic Forum, attracting a number of CEOs and helping set the agenda on Public Private Partnership. The Global Sourcing Summit matured into a watering hole of the “power users” of outsourcing. We also had a strong presence in leading industry events, where our leaders were invited to be speakers. Webinars on various topics of relevance were held throughout the year.

Quality

We firmly believe that the pursuit of excellence is one of the most critical components for success in the competitive global market. We have achieved high maturity through rigorous adherence to highly-evolved processes, which have been systematically benchmarked against world-class operating models. These standards include ISO 9001-TickIT, SEI-CMM / CMMI, BS7799, ISO14001; BS 15000; AS9100; PCMM and the Malcolm Baldrige / EFQM Frameworks. We are rated at Level 5 of the Capability Maturity Models (CMM and CMMI), which are world-class benchmarks in software process management. Regular and rigorous assessments are conducted by reputed external assessors vis-à-vis CMM, CMMI, PCMM and CII-EXIM (based on EFQM / Malcolm Baldrige models).

To address future challenges and to ensure performance improvement in an integrated manner, we have launched a number of initiatives:

PRidE: Process Repository @ Infosys for Driving Excellence, integrated with tools and knowledge base that optimizes execution across the globe

Improving quality and productivity through standardization of engineering processes for key technologies with tools, methodologies and reusable components and framework

24 | Think Scale

Use of Six Sigma for enhanced customer focus and improved service delivery in maintenance, production support and engineering design

Enabling people with focused accreditation programs like CSQA, PMI, CSTE, CFPE, internal process training on quantitative project management, statistics for decision making, integrated requirements analysis, etc.

STRIDE: An account-oriented CMMi implementation added with tools and new processes to add client value, improve estimation accuracy, and enhance quality and productivity.

We have also helped many of our clients improve their processes and systems by providing high-end software process consulting services. This is a testimony to our process leadership.

Infosys Leadership Institute

Our phenomenal growth in the past decade, coupled with globalization, has given us the impetus to focus on developing leaders for the coming decades. As we create thousands of effective managers in the organization, we have also chosen to invest in developing top-tier leaders who can help us maintain our lead and momentum in the marketplace. We have identified 530 employees to be supported in their leadership journey. A set of leadership competencies, distinct from managerial skills has been identified and a number of vehicles are used to build these competencies. Significant initiatives include the ‘Leaders Teach Leaders’ series of Experience Sharing Sessions, Feedback Intensive Programs, nomination to Ivy League courses, and others. We have also created the best infrastructure in India for leadership development by building a residential campus for the Infosys Leadership Institute in Mysore.

AcE – Building global academic relationships

We had strongly focused our branding efforts on some of the best names in academia, knowing that our message extends beyond campuses to many powerful corner offices. AcE (Academic Entente), our academic branding program, drives our effort in proactively branding ourselves on international university campuses. The program has helped position us as a global brand in the minds of students, customers, partners, shareholders and employees.

This year, we had hosted student groups and faculty from 32 colleges of international repute.

InStep – Global Internship Program

InStep is our global internship program to attract students from the best academic institutions around the world.

While students benefit from learning firsthand in a corporate environment, we gain brand equity, value addition to current projects, and enhanced awareness at the universities. Further, interns have published case studies and white papers that help position us as a global technology leader.

InStep also promotes a multi-cultural environment at Infosys. Last year, the program enabled interns from 22 different nationalities to share their experiences and perspectives. Further, we recruit interns from diverse academic backgrounds, spanning technology students from Stanford to business students from Wharton. This year, we held ‘InStep: Information Sessions’ in the United States of America, Canada, Mexico, United Kingdom, France, Germany, India, Australia, Singapore, Thailand and Japan and received over 8,500 applications for 100 internship positions.

Research and education initiatives

We have trained 7,390 employees as part of our Foundation Program. Continuing education is imparted in advanced technologies and managerial skills to our employees. The aggregate training imparted by us exceeded 5,85,325 person-days.

The Infosys Fellowship Program, instituted by us at 14 premier academic institutions in India to support research work leading to a

Ph.D., has been well received. At present, there are 39 Infosys Fellowship awardees undergoing Ph.D. programs at various institutions — 15 Infosys fellows have submitted their doctoral research and many have already been awarded a Ph.D. by the respective institutions. Our Education & Research (E&R) department has started a new technology enablement program for senior executives. The Assessment and Certification Center has certified 100 senior executives through their internal certification exams in the area of .NET, J2EE, open source and legacy systems.

E&R is rolling out a technology enablement program for our middle management executives and is targeting 1,000 employees across different countries.

E&R published a book titled ‘Web Services – An Introduction’ (Dr. B. V. Kumar and S. V. Subrahmanya – our employees), which is used as reference in several universities in India. In all, 10 papers have been published in the area of technology at international conferences and in journals.

Knowledge management

We continue to leverage the collective knowledge of the organization for competitive advantage. The Knowledge Management (KM) program, initiated in August 2000, has resulted in the active generation and widespread use of reusable knowledge. The central knowledge repository has, as of date, over 12,000 knowledge assets. Additionally, more than 25,000 artifacts were created by employees as direct deliverables. On an average, 4,000 knowledge assets are downloaded every workday by Infoscions from our Knowledge Portal for use in various engagements. We won the prestigious Global MAKE (Most Admired Knowledge Enterprises) award for 2004 along with 19 other leading global companies from a wide cross-section of industries.

Campus Connect

Infosys Campus Connect, an industry-academia interaction program which started in May 2004, has scaled up significantly by December 2004, taking the total number of partnering colleges to 96. We share our educational experience with the faculty of these partnering colleges. This has been done through a structured ‘Faculty Enablement Program’ (FEP). Three FEPs have been conducted so far, with 101 participating faculty from 50 partnering colleges. About 15 of these colleges have already started the Capsule Program rollout.

So far under Campus Connect, 32 road shows, 10 industrial visits, 40 technical / soft skill seminars, eight sponsorships to college events, and two sabbatical projects have been completed with colleges connected across various Infosys Development Centers.

The Campus Connect portal shares our educational and professional experience with the students / faculty of engineering colleges. It is an active site containing courseware for 20 courses (eight generic and 12 stream-specific), a student project bank with 50 project specifics, a facility for students to interact with their alumni who work with us, an active discussion forum to discuss technical and soft skills on related topics, and a students’ newsletter. As on March 2005, 6,946 students, 490 faculty and 386 alumni Infoscions are registered as members of the portal. The download rate for courseware and project specs is also impressive, with about 23,000 downloads in the courseware section and about 14,000 downloads in the student projects section. This shows the interest that students and faculty have shown in information shared by us.

Corporate governance

We continue to be a pioneer in benchmarking our corporate governance policies with the best in the world. Our efforts are widely recognized by investors in India and abroad. We have undergone the corporate governance audit by ICRA. ICRA has rated our corporate governance practices at CGR 1.

We have complied with the recommendations of the Kumarmangalam Birla Committee on Corporate Governance constituted by the Securities

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and Exchange Board of India (SEBI). For fiscal 2005, the compliance report is provided in the Corporate governance report section of this annual report. The auditor’s certificate on compliance with the mandatory recommendations of the committee is annexed to this report.

We have documented our internal policies on corporate governance. In line with the committee’s recommendations, the management’s discussion and analysis of the financial position of the company is provided in this annual report and is incorporated here by reference. We continue our practice of providing a report on our compliance with the corporate governance requirements of six countries, in their national languages, for the benefit of our shareholders in those countries.

During the year, we continued to ensure full compliance with the US Sarbanes-Oxley Act of 2002. Several aspects of the Act such as the Disclosure Committee Requirements, Whistleblower Policy, Code of Conduct for Senior Officers and Executives have already been instituted.

Directors

As per Article 122 of the Articles of Association, Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani, Mr. K. Dinesh, Mr. Philip Yeo and Mr. Claude Smadja retire by rotation in the forthcoming Annual General Meeting. All of them, except Mr. Philip Yeo, being eligible, offer themselves for reappointment. Mr. Yeo has expressed his intention not to seek re-election. We place on record our deep appreciation of the services rendered by Mr. Yeo during his tenure on the board. Mr. Yeo participated actively in the deliberations of the board and we benefited immensely from his insights.

Auditors

The auditors, M/s. BSR & Co. Chartered Accountants (formerly known as Bharat S Raut & Co.), retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if reappointed.

Secondary American Depositary Shares (ADS) offering

We had recently announced the sponsorship of an American Depository Shares (ADS) issue program, against shares held by our existing shareholders in India, at a price to be determined by the lead managers to the offering. We had also decided that the offering size would be a maximum of 1,60,00,000 equity shares. This was approved by the members in the Extraordinary General Meeting held on December 18, 2004.

We are of the opinion that it would be in the best interests of our shareholders to increase liquidity for our shares on the NASDAQ stock market. We have appointed GoldmanSachs (Asia) LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., and UBS AG as the book runners to the offering. ABN Amro, Bank of America and Nomura Securities are co-managers to this issue.

Responsibility statement of the board of directors

The directors’ responsibility statement, setting out the compliance with the accounting and financial reporting requirements specified under Section 217 (2AA) of the Companies (Amendment) Act, 2000, in respect of the financial statements, is annexed to this report.

Employee Stock Option Plan (ESOP)

We had introduced various stock option plans for our employees. However, the grant of stock options to employees has been temporarily suspended both under the 1998 and 1999 stock option plans, pending clarity in the regulations relating to grant of stock options as well as the relevant accounting regulations.

1994 Stock Offer Plan (the 1994 plan)

The 1994 plan came to an end in fiscal 2000. No further options will be issued under this plan.

1998 Stock Option Plan (the 1998 plan)

Details of options granted under the 1998 plan are given below.

Description Details

Total number of shares 58,80,000 ADS representing 58,80,000 shares

The pricing formula Not less than 90% of the fair market value as on the date of grant

Variation in terms Nil

Ratio of ADS to equity shares* One share represents one ADS; one option represents one share

Options granted during the year Nil

Weighted average price per option granted NA

Options vested (as of March 31, 2005) 19,20,642

Options exercised during the year* 5,85,800

Money raised on exercise of options Rs. 98.59 crore

Options forfeited during the year 2,30,920

Total number of options in force at the end of the year 30,54,290

Grant to senior management Nil

Employees receiving 5% or more of the total number of

options granted during the year Nil

* Ratio changed from 2 ADS = 1 equity share to 1 ADS = 1 equity share on July 03, 2004

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Infosys | Annual Report 2004-05

1999 Stock Option Plan (the 1999 plan)

The details of options granted under the 1999 plan are given below.

Description	Details
Total number of shares	2,64,00,000 shares (each option represents one share)
The pricing formula	At the fair market value as on the date of grant
Variation in terms	Nil
Options granted during the year	Nil
Weighted average price per option granted during the year	NA
Options vested (as of March 31, 2005)	95,79,297
Options exercised during the year	34,20,525
Money raised on exercise of options	Rs. 341.89 crore
Options forfeited during the year	8,86,658
Total number of options in force at the end of the year	1,40,54,937
Grant to senior management and independent directors	Nil
Employees receiving 5% or more of the total number of options granted during the year	Nil

The Securities and Exchange Board of India (SEBI) has issued the (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999. This is effective for all stock option schemes established after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant over the exercise price of the option, including up-front payments, if any, is to be recognized and amortized on a straight line basis over the vesting period.

Our 1994 stock option plan was established prior to SEBI guidelines on stock options. Shares under the 1994 stock option plan were granted to employees at Rs. 12.5/- per share (adjusted for stock split and bonus). We also have the 1998 stock option plan and 1999 stock option plan, where the options are issued to the employees at an exercise price not less than the fair market value.

Applying the fair value method on the 1994 plan the impact on the reported net profit and basic earnings per share would be as follows:

in Rs. crore except per share data

Year ended March 31,	2005	2004
Net profit before exceptional item		
As reported	1,859.19	1,243.47
Adjusted pro forma	1,859.19	1,230.57
Basic earnings per share before exceptional item		
As reported	69.26	46.84
Adjusted pro forma	69.26	46.36

Employees Welfare Trust

In 1994, we had issued 7,50,000 warrants to the Infosys Technologies Limited Employees Welfare Trust (the Trust), for the benefit of the employees, by creating a stock option plan namely, the 1994 Employees Stock Offer Plan. The Trust has successfully completed the administration of the 1994 Stock Offer Plan, which expired in September 2004. As of date, the Trust has in its ownership, 14,13,600 shares which are unutilized. These shares have been irrevocably granted to the Trust and are to be used for the benefit and welfare of the employees.

Additional information to shareholders

We continue to provide additional information in the form of intangible assets scoresheet, human resources accounting, value-added statement, brand valuation, economic value-added statement, current-cost-adjusted financial statements, and financial statements in substantial compliance with the GAAP of six countries, during this year also.

Particulars of employees

As required under the provisions of section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of employees) Rules, 1975, as amended, the names and other particulars of employees are set out in the annexure included in this report. The Department of Company Affairs has amended the Companies (Particulars of employees) Rules, 1975 to the effect that particulars of employees of companies engaged in Information Technology sector posted and working outside India, not being directors or their relatives, drawing more than Rupees twenty-four lakh per financial year or Rupees two lakh per month, as the case may be, need not be included in the statement. Accordingly, the statement included in this report does not contain the particulars of employees who are posted and working outside India.

Delisting of securities

Our shares are listed on The Stock Exchange, Mumbai (BSE) and the National Stock Exchange of India Limited (NSE). These exchanges have nation-wide trading terminals and therefore provide full liquidity to investors. Our shares were also hitherto listed on the Bangalore Stock Exchange Limited (BgSE). However, the shares were not traded on BgSE. In view of this, with the approval of members at the annual general meeting held on June 12, 2004, our shares were delisted from the BgSE with effect from June 22, 2004.

Fixed deposits

We have not accepted any fixed deposits and, as such, no amount of principal or interest was outstanding as of the balance sheet date.

Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars as prescribed under Subsection (1)(e) of Section 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988, are set out in the annexure included in this report.

Sexual harassment litigation

Ms. Jennifer Griffith, a former employee, filed a lawsuit against us and our former director, Mr. Phaneesh Murthy during the previous year. The lawsuit was served on us during December 2003. This matter has been recently settled. Pursuant to the settlement agreement, all of Ms. Griffith's claims against us have been released and the lawsuit was dismissed in December 2004.

Infosys Foundation

We are committed to contributing to society. In 1996, we established the Infosys Foundation as a not-for-profit trust to support initiatives that benefit the society at large. The Foundation supports programs and organizations devoted to the cause of the destitute, the rural poor, the mentally challenged, and the economically backward sections of society. It also helps preserve certain cultural forms and dying arts of India. Grants to the Foundation aggregated Rs. 15.00 crore, as compared to Rs. 12.00 crore in the previous year.

A summary of the work done by the Foundation is given in the *Infosys Foundation* section of this report. On your behalf, we express our gratitude to the honorary trustees of the Foundation for sparing their valuable time and energy for its activities.

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Infosys | Annual Report 2004-05

Community service

Through our Computers@Classrooms initiative launched in January 1999, we donated 1,016 computers to various institutions across India. Additionally, we have applied to the relevant authorities for permission to donate computers to educational institutions on an ongoing basis in the future. Microsoft Corporation continues to participate in this initiative by donating relevant software. We would like to place on record our appreciation for their continued support.

The Asian tsunami caused one of the greatest disasters in recent times. Infoscions from across the globe demonstrated strong leadership and drive to immediately respond and extend support to the relief measures through personal time, effort, cash and kind.

Various events like fundraisers and collection drives were organized by us at various locations across the globe. Employee volunteer groups traveled extensively to the ravaged areas and helped the affected overcome their loss and grief.

As a corporate citizen, we contributed Rs. 5 crore to the Prime Minister's National Relief Fund in India. Our employees collectively contributed an amount of Rs. 2.43 crore.

Infosys Foundation carried out extensive relief work in several affected villages of Tamil Nadu and the Andaman and Nicobar islands.

Awards

We are happy to report some of the awards that we received during the financial year.

- FT-PwC survey rated us as India's most respected company
- Our Global Business Foundation School, comprising training programs offered by E&R and L&D (ILI), was selected for this year's American Society for Training & Development (ASTD) Excellence in Practice Award under the workplace learning and development category.
- Our training and development team won the American Society for Training and Development (ASTD) "BEST Award" for the contribution of learning to organizational performance.
- Technology Business Research (TBR), one of the leading hi-tech market research and consulting firms, ranked us No.1 in its quarterly benchmark of the professional services industry.
- *BusinessWeek* listed us among the top 100 tech companies in the world. We, along with Accenture and IBM, are among the top three IT services companies.
- We were featured on the winners list of *Computerworld's* Best Places to Work in IT in the US, 2004.
- *Wired* magazine ranked us at number 11 on the list of 40 top technology companies. *Wired* selected 40 companies that are masters of innovation, technology and strategic vision and are driving the global economy today. We moved up 23 places from last year's ranking of 34.
- *Businessworld's* Most Respected Company Awards 2004 saw us winning awards in four categories – Most Respected Company in India, Most Respected Company in the IT sector, Most Ethical Company and Most Globally Competitive Company.
- *Business Today's* 'Best Companies to Work for in India 2004' survey ranked us at No. 2.
- The Financial Times-PwC survey of the World's Most Respected Companies rated us at No. 62. We were one among the top 10 IT companies. We continue to be the most respected company in India. The same survey also placed us 37th on the list of companies that created the most value for its shareholders.
- We topped *Asiamoney's* 2004 Corporate Governance Poll.
- We won the Golden Peacock National Quality Award 2004.
- We won "India's Best Managed Company Award" based on a study conducted by *Business Today*-A.T. Kearney. Infosys was placed ahead of 13 finalists, including ICICI Bank, Larsen & Toubro, Ranbaxy, Tata Power and Wipro.
- We won the Institute of Chartered Accountants of India award for excellence in financial reporting for the year 2003-04 for the 9th successive year.

Acknowledgments

We thank our clients, vendors, investors and bankers for their continued support during the year.

We place on record our appreciation of the contribution made by employees at all levels. Our consistent growth was made possible by their hard work, solidarity, cooperation and support.

We thank the Governments of the United States of America, China, Australia, Mauritius and the Czech Republic. We also thank the Government of India, particularly the Ministry of Communication and Information Technology, the Customs and Excise Departments, the Income Tax Department, the Software Technology Parks – Bangalore, Chennai, Hyderabad, Mohali, Mysore, Pune, Bhubaneswar, Mangalore, Thiruvananthapuram and New Delhi, the Ministry of Commerce, the Ministry of Finance, the Reserve Bank of India, the State Governments, and other government agencies for their support, and look forward to their continued support in the future.

For and on behalf of the board of directors

	Nandan M. Nilekani	N. R. Narayana Murthy
Bangalore	*Chief Executive Officer,*	*Chairman and Chief Mentor*
April 14, 2005	*President and Managing Director*	

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Infosys | Annual Report 2004-05

Annexure to the directors' report

a) Particulars pursuant to Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988

1. Conservation of energy

Our operations are not energy-intensive. However, significant measures are taken to reduce energy consumption by using energy-efficient computers and purchasing energy-efficient equipment. We constantly evaluate new technologies and invest to make our infrastructure more energy-efficient. Currently, we use CFL fittings and electronic ballasts to reduce the power consumption of fluorescent tubes. A building automation system to control the working of air conditioners and to make them more energy-efficient has been implemented. Air conditioners with energy-efficient screw compressors for central air conditioning and air conditioners with split air conditioning for localized areas are used. High efficiency, hydro-pneumatic pumps are being used in water pumping systems. As energy costs comprise a very small part of our total expenses, the financial impact of these measures is not material.

In addition, we use amorphous core transformers in place of conventional transformers at all our locations, which operate at an efficiency of over 98%. We are also using power factor correctors at the supply level of the state grid power to achieve high energy efficiency.

2. Research and Development (R&D)

Research and development of new services, designs, frameworks, processes and methodologies continue to be of importance to us. This allows us to enhance quality, productivity and customer satisfaction through continuous innovation.

a. R&D initiative at institutes of national importance

This initiative has been described in the *Research and education initiatives* section in the *Directors' report*.

b. Specific areas for R&D at the company

We spent Rs. 74.39 crore on R&D in the financial year 2005, on enhancing and developing new functionalities in the banking product suite Finacle® and on methodologies and new technologies, which allow us to improve our service capabilities. We further enhanced the requirements modeling tool 'InFlux™' to include performance modeling. Increased deployment is helping us to capture software requirements better and is reducing requirements-related defects in development projects. This allows us to differentiate our development methodology.

Our Domain Competency Group (DCG) is developing new models for several vertical industry segments. These industry solutions address some of the current problems faced by these industries. Examples are Straight Through Processing (STP) for the financial services industry, Perishables Management for the grocery industry, and HIPAA for the healthcare industry.

Our employees have published several papers in international and domestic journals and magazines on various topics. A book has been brought out based on the research done by our Software Engineering and Technology Labs (SETLabs) called '*The Art and Technology of Software Engineering*'. Our employees have also participated as speakers in several international and domestic conferences.

c. Benefits derived as a result of R&D activity

Our performance testing center and the e-commerce research labs have been instrumental in building expertise in the areas of software performance solutions, testing, architecture and prototype development.

d. Future plan of action

There will be continued focus on and increased investment in the above R&D activities. Future benefits are expected to flow in from initiatives undertaken this year.

e. Expenditure on R&D for the year ended March 31,

in Rs. crore

	2005	2004
Revenue expenditure	74.39	43.06
Capital expenditure	–	1.48
Total	74.39	44.54
R&D expenditure / total revenue (%)	1.08%	0.94%

3. Technology absorption, adaptation and innovation

We have identified three thought leadership areas – Knowledge Management, Collaborative Technologies and Convergence Technologies. We have created technology roadmaps in these areas that anticipate changes based on the evolution of technology in two to five years. Based on these technology roadmaps, we have created various scenarios in vertical industry segments and have developed proof-of-concept applications, along with clients and technology partners. For instance, we have created proof-of-concept applications in collaborative technologies such as .NET along with Microsoft. This has been demonstrated to our clients, and has resulted in our getting several new projects in the .NET technology area.

4. Foreign exchange earnings and outgo

a. Activities relating to exports, initiatives taken to increase exports, development of new export markets for products and services, and export plans

In fiscal 2005, 98.05% of revenues were derived from exports. Over the years, we have established a substantial direct-marketing network around the world, including North America, Europe and the Asia Pacific regions. These offices are staffed with sales and marketing specialists, who sell the company's services to large, international clients.

During the year, we have opened a marketing office in the Czech Republic. We also launched a global initiative to increase the awareness of the Infosys brand, and of our products and services. Several press and public relations exercises were launched in the US to enhance our visibility. Further, we plan to continue participating in specific international exhibitions to promote its products and services.

b. Foreign exchange earned and used for the year ended March 31,

in Rs. crore

	2005	2004
Earnings	6,105.02	4,532.56
Outflow (including capital goods		
and imported software packages)	2,903.01	2,007.54
Net foreign exchange earnings	3,202.01	2,525.02

For and on behalf of the board of directors

Bangalore	Nandan M. Nilekani	N. R. Narayana Murthy
April 14, 2005	*Chief Executive Officer, President and Managing Director*	*Chairman and Chief Mentor*

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Infosys | Annual Report 2004-05

Annexure to the directors' report

b) Information as per Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of employees) Rules, 1975, and forming part of the directors' report for the year ended March 31, 2005

Sl No.	Name	Designation	Qualification	Age (Years)	Date of Joining	Experience (Years)	Gross Remuneration (Rs.)	Previous Employment – Designation
1	Abhay M. Kulkarni	Associate Vice President – Transportation & Services (Delivery)	BE	38	26-Feb-1990	17	32,33,799	Graduate Trainee, TISCO
2	Anandaraman V.	Delivery Manager	BE	34	27-Jul-1992	13	24,65,159	–
3	Anup Uppadhayay	Associate Vice President and Head – Bangalore Development Center (Unit 5)	BE, PGD	34	1-Jul-1993	13	25,32,376	Hardware Engineer, National Computers
4	Anuradha Biswas	Delivery Manager	BSc	32	24-Sep-2001	12	24,69,290	Senior Manager – QA, Aztec Software
5	Ardhendu Sekhar Das	Divisional Manager and Head – Bhubaneswar Development Center	BE	39	23-Jan-1998	17	27,73,822	Database Administrator, Fujitsu Network Communications Inc.
6	Arun Ramu	Vice President – Independent Validation Services	B.Tech	44	28-Aug-2000	22	34,95,935	General Manager, Trigent Software
7	Babuji S.	Associate Vice President – Product Engineering (Delivery)	BE	55	17-Dec-1997	32	27,21,979	Chief Manager, Mahindra British Telecom Ltd.
8	Balakrishnan V.	Company Secretary and Senior Vice President – Finance	BSc, ACS, CA	40	2-Sep-1991	18	53,34,776	Senior Accounts Executive, Amco Batteries Ltd.
9	Bhaskar Chicknanjundappa	Divisional Manager	BE, MS	37	2-Sep-1998	12	24,49,586	Project Leader, Indus International
10	Bhuvaneswari Sundaram	Associate Vice President – Banking & Capital Markets (Delivery)	BSc, MCA	40	28-Aug-2000	17	26,87,872	Asst. Vice President, Citibank
11	Bikramjit Maitra	Vice President – Talent Management (HRD)	BSc, B.Tech	50	22-Feb-1999	25	38,07,603	Vice President, R. S. Software
12	Binod H. R.	Senior Vice President – Commercial & Facilities	BE	42	2-Aug-1993	19	42,07,008	Senior Engineer – Technical Sales, Mico
13	Chandra Shekar Kakal	Vice President – Enterprise Solutions	BE, MBA, PGD	44	1-Mar-1999	21	36,62,663	Product Manager, Ramco Systems
14	Chandraketu Jha	Associate Vice President – Finance	BCom, CA	41	26-Jun-2000	17	25,00,971	Head of Accounts & Finance, Global Business Dimensions
15	Col. Krishna C. V.	Vice President – Infrastructure & Security	BE, MBA	58	1-Apr-1998	29	24,64,914	General Engineering, Indian Army
16	Deepak N. Hoshing	Associate Vice President – Engineering (Bankaway)	B.Tech	42	10-Oct-1996	20	30,26,080	Technical Project Leader, Unisys Distr.
17	Deepak Natraj Ramamurthi	Associate Vice President – Finance	BCom(H), CA	39	10-Jul-2000	15	33,50,707	Head – Assurance Services, Ernst & Young
18	Deepak Sinha	Vice President – Computer & Communications Division	BSc(H)	57	6-Apr-1998	36	41,08,574	Section Head, Indian Air Force
19	Deependra Moitra	Associate Vice President – Software Engineering & Technology Labs	B.Tech	35	12-Dec-2002	12	31,88,684	General Manager, Bell Labs
20	Dheeshjith V. G.	Vice President – Transportation & Services	BSc, ME	41	14-Sep-1987	18	36,83,074	–
21	Dinesh Krishnaswamy	Director and Head – Education & Research, Information Systems, Quality & Productivity and Communication Design Group	BSc, MSc	50	1-Sep-1981	33	29,13,840	Senior Software Engineer, Patni Computers Systems Pvt. Ltd.
22	Dinesh R.	Associate Vice President – Retail, Distribution & Consumer Products Group (Delivery)	BE	36	1-Oct-1990	15	31,01,382	–
23	Eshan Joshi	Associate Vice President – HR Compliance – HRD	B.Tech, PGD	32	2-Sep-1998	8	31,20,432	Dy. Manager – HRD, Quality & Education, K. L. G. Systel Ltd.
24	Ganesh Gopalakrishnan	Vice President – Insurance, Health Care & Life Sciences (Delivery)	BE(H), PGD	42	2-May-1994	18	40,21,582	Systems Executive, Asian Paints India Ltd.
25	Ganesh Rajamani	Delivery Manager	BE	36	28-Apr-1997	14	24,05,764	Developer, Parag Computers
26	Geetha Kannan	Associate Vice President – HR Business Partner (HRD)	BCom, MBA	40	1-Apr-1993	16	25,02,101	Business Manager, NIIT Coimbatore
27	Girish G. Vaidya	Senior Vice President – Finacle	BE, PGD	54	22-Jan-1999	30	50,17,436	Head & Director Operations, ANZ Grindlays
28	Gopalakrishnan S.	Chief Operating Officer, Deputy Managing Director and Head – Customer Service & Technology	BSc, M.Tech, MSc	49	1-Feb-1981	26	29,30,100	VP Technical Group, Software Sourcing Company
29	Gopikrishnan Konnanath	Delivery Manager	BE	34	7-Nov-1994	11	25,19,616	Trainee, BPL Systems & Project
30	Haragopal Mangipudi	Vice President – Professional Services Group (Finacle) and Head – Bangalore Development Center (Unit-3)	LLB, BSc, PGD	43	8-Dec-1993	18	31,18,439	Officer, Canara Bank
31	Hema Ravichandar	Senior Vice President – Human Resources Development	BA, PGD	43	30-Dec-1998	22	47,55,104	Proprietor, Empower Associates
32	Ishwar C. Halalli	Divisional Manager	BE, M.Tech	42	19-Jan-1996	19	25,11,676	Manager, AT&T SSTL
33	Jagdish Krishna Vasishtha	Associate Vice President and Head – Bangalore Development Center (Unit 7)	BE	34	17-Apr-1997	13	24,80,660	Senior Engineer, AT&T
34	Jamuna Ravi	Associate Vice President – Banking & Capital Markets (Delivery)	BE	42	19-Nov-2001	20	29,60,040	Vice President and Head Operations, Trigent Software Limited
35	Jayaraman Nair	Associate Vice President – Communication Service Providers (Delivery)	MSc Integrated	34	22-Jun-1992	13	24,97,029	–
36	Joydeep Mukherjee	Associate Vice President – Energy, Utilities & Resources (Delivery)	B.Tech	36	22-Jun-1992	13	31,66,131	–
37	Karthikeya N. Sarma	Associate Vice President – Employee Relations – GEOs, Inclusivity & Benefits (HRD)	BE, PGD	35	1-Sep-1999	10	30,16,189	Staff Training Manager & Personnel Manager, ICI India Ltd.
38	Komaralingam Gopalan Ramachandran	Senior Vice President – Infosys Leadership Institute	BLaws, BCom, CAIIB	59	1-Mar-2004	37	29,84,491	Chairman & Managing Director, BHEL

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Sl No.	Name	Designation	Qualification	Age (Years)	Date of Joining	Experience (Years)	Gross Remuneration (Rs.)	Previous Employment
39	Krishnamoorthy Ananthasivam	Vice President – Retail, Distribution & Consumer Products Group (Delivery) and Head – Thiruvananthapuram Development Center	B.Tech, MSc Engg.	43	13-Jan-1986	22	37,06,341	Research Assistant, Urban Transport Development Corp.
40	Krishnan S.	Associate Vice President – Finance	BCom, ACA, ICWA	37	15-Sep-1997	13	33,39,089	Senior Business Correspondent, Bennett, Coleman & Company Limited
41	Lakshmanan G.	Delivery Manager	BE, ME	38	2-Jan-1995	16	29,81,687	Executive, Larsen & Toubro Ltd.
42	Manohara N.	Associate Vice President – Asia Pacific (Delivery)	BE	36	22-Jul-1991	14	34,16,552	Trainee, Larsen & Toubro Ltd.
43	Md. Iqbal	Delivery Manager	B.Tech	33	2-May-1994	11	24,83,772	Associate Engineer, Kirloskar Computer
44	Merwin Fernandes	Vice President and Global Head Finacle Sales & Marketing	BCom	45	6-Aug-1997	24	40,63,444	Business Development, DSQ Software Ltd.
45	Mohandas Pai T. V.	Director, Chief Financial Officer and Head – Finance & Administration	LLB, BCom, FCA	46	17-Oct-1994	23	54,84,533	Executive Director, Prakash Leasing Limited
46	Muthuvel Gajapathi	Divisional Manager	BSc, MCA	36	27-Aug-1992	14	25,45,759	System Executive, PSI Bull
47	Nagaraj N. S.	Associate Vice President – Software Engineering & Technology Labs	BE	35	22-Jun-1992	13	32,55,425	–
48	Nagaraj S.	Associate Vice President – Systems Integration (Delivery)	BE, ME	39	23-Mar-1992	13	24,34,705	Design Engineer, Stup Consultants
49	Nandan M. Nilekani	Chief Executive Officer, President, Managing Director and Chairman – Management Council	B.Tech	49	1-Jul-1981	27	29,38,230	Assistant Project Manager, Patni Computers Systems Pvt. Ltd.
50	Narayana Murthy N. R.	Chairman and Chief Mentor	BE, M.Tech	58	18-Mar-1982	34	29,51,780	Head – Software Group, Patni Computers Systems Pvt. Ltd.
51	Narendran Koduvattat	Vice President – Energy, Utilities & Resources	BSc	38	8-Mar-1993	18	39,54,691	Senior Software Engineer, PSI Data Systems Ltd.
52	Narsimha Rao Mannepalli	Associate Vice President and Head – Hyderabad Development Center	BE, PGD	37	29-Jan-2001	15	26,39,921	Project Director – E-Commerce Solutions, Ramco Systems
53	Neeraja Shetty	Delivery Manager	BE, M.Tech	38	2-Jan-1995	15	31,91,260	Scientist, NCST
54	Nithyanandan R.	Associate Vice President – Legal and Corporate Counsel	BA, LLB (Honours)	29	7-Dec-1998	7	32,37,605	Lawyer, RIL
55	Parameswar Y.	Vice President – Product Engineering	BE, M.Tech	49	14-Oct-1996	26	40,70,588	Divisional Manager, C-Dot
56	Parthasarathy M. A.	Associate Vice President – Microsoft Technology Centre	BE, PGD	55	30-Aug-1999	33	33,82,867	Group Manager, IMR Global Ltd.
57	Paul Bendix Sebastian Kollannur	Associate Vice President – Infrastructure Management Services	BE	38	8-Oct-2001	16	24,75,273	Client Service Manager, Bangalore Labs Pvt. Ltd.
58	Prabhakar Devdas Mallya	Vice President – Security Audit & Architecture	B.Tech, M.Tech	50	15-Dec-1986	35	24,17,182	AVP, IDS
59	Praveen Kumar K.	Associate Vice President – Retail, Distribution & Consumer Products Group (Delivery)	BE	35	21-Mar-1992	13	25,02,272	Systems Software, Aruna Software Tech.
60	Pravin Rao U. B.	Senior Vice President – Retail, Distribution & Consumer Products Group	BE	43	4-Aug-1986	20	44,60,007	Trainee, Indian Institute of Science
61	Priti Jay Rao	Vice President – Infrastructure Management Services and Head – Pune Development Center (Unit 1)	BSc, MSc	45	2-Jul-1997	24	41,05,067	Head – Software Development Centre, L&T Ltd.
62	Priya Kurien	Principal Architect	BE, MS	32	6-Feb-1997	11	27,49,781	EDS – Developer
63	Rajani Kanth Katragadda	Associate Vice President – Infosys Leadership Institute	BE	47	28-May-2001	25	30,27,497	CTO, Consulting
64	Rajesh Rao A.	Associate Vice President – Enterprise Solutions (Delivery)	B.Tech, MS	36	21-Mar-1992	13	31,27,768	–
65	Rajesh Varrier	Delivery Manager	BSc, BSc Engg	35	17-Jul-2000	12	24,78,270	Senior Consultant, Dataedge Inc.
66	Rajeswar Rao K.	Delivery Manager	BSc Engg, MBA	39	3-Apr-2000	16	24,54,890	Associate Consultant, IIS Infotech
67	Rajiv Bansal	Associate Vice President – Global Business Operations	BCom(H), CA, ICWAI	32	11-Oct-1999	11	33,48,808	Manager Finance, Tata Technologies (I) Limited
68	Rajiv Raghu	Associate Vice President – Banking and Capital Markets (Delivery)	BE(H)	35	17-Jun-1991	15	25,62,705	Trainee, Continental Device
69	Rama N. S.	Associate Vice President and Head – Bangalore Development Center (Unit–1)	BE	55	31-Mar-1999	34	30,99,881	Consultant, Satyam Computer Services
70	Ramachandran Kallankara	Associate Vice President – Enterprise Solutions (Delivery) and Head – Bangalore Development Center (Unit–6)	B.Tech, PGD	42	10-May-1993	18	31,78,138	Project Executive, Canbank Financial Services
71	Ramadas Kamath U.	Senior Vice President – Accounts & Administration	BBM, CA	44	1-Jul-1994	20	50,19,310	Accountant, Manipal Printers and Publishers Ltd.
72	Ramakrishna Kalluri	Associate Vice President – High Tech & Discrete Manufacturing (Delivery)	B.Tech	36	22-Jul-1990	15	25,52,144	–
73	Ramakrishnan M.	Manager – SEPG (Quality)	BSc, CAIIB	48	4-Sep-1996	27	25,37,198	Officer, Canara Bank
74	Ramesh Arun Rajasekar Dorairaj	Delivery Manager	BE	38	4-Apr-2001	15	24,55,004	Senior Project Manager, IBM Global Services
75	Ramesh S.	Associate Vice President – HR Consulting (HRD)	B.Tech, PGD	37	18-Sep-1996	14	24,49,643	Personnel Executive, VST Industries Ltd.
76	Rangan Varadan	Associate Vice President – Domain Competency Group	BCom, MS, PhD	39	13-May-1999	16	34,95,838	Assistant Professor, Lehigh University
77	Ranganath Dwarakanath Mavinakere	Associate Vice President – Domain Competency Group	BE, PGD, M.Tech	42	4-Dec-2000	17	32,54,567	Director, Surya Software Systems Pvt. Ltd.
78	Rangarajan Padmanabhan	Associate Vice President – Finacle	PGD, MSc	36	21-Aug-1996	14	26,34,119	Manager, Wipro Infotech
79	Ravi Kiran	Associate Vice President – Systems Integration (Delivery)	BE	41	15-Feb-1996	18	28,23,255	Senior Engineer – Marketing, A.B.B Ltd.
80	Ravi Kumar S.	Associate Vice President – Enterprise Solutions (Delivery)	BE, PGD	33	8-Nov-2002	12	30,08,781	Director, Sapient Corp.
81	Ravindra Muthya Pranesha Rao	Vice President – Education & Research	BSc, MSc, PhD	57	13-Aug-2001	31	40,40,247	Head – SDC & Vice President, HCL Technologies
82	Ravishankar M. R.	Associate Vice President – Product Lifecycle & Engineering Solutions	BE, ME	39	16-Jan-1998	17	25,65,530	Associate Consultant, TCS
83	Samson David	Associate Vice President – Asia Pacific (Delivery)	BE	36	15-Mar-1992	15	32,43,879	Service Engineer, Voltas Ltd.
84	Sarat Rao	Associate Vice President – Product Strategy & Management (Finacle)	BCom, PGD	40	20-Dec-1999	14	25,16,898	Consultant – Data Warehousing Unit, Citicorp Information Technology Ltd.
85	Sangeeta Das	Senior Principal Consultant – Enterprise Solutions	BSc, PGD	34	4-Dec-2000	9	25,58,508	Consultant, PricewaterhouseCoopers Ltd.

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Infosys | Annual Report 2004-05

Sl No.	Name	Designation	Qualification	Age (Years)	Date of Joining	Experience (Years)	Gross Remuneration (Rs.)	Previous Employment
86	Sanjay Dutt	Associate Vice President – Product Lifecycle & Engineering Solutions	B.Tech(H), PGD	36	20-Dec-1999	14	35,97,126	Manager – Strategy & Re-Engg., A. T. Kearney Limited
87	Sanjay Jalona	Associate Vice President – Europe, Middle East & Africa (Delivery)	MSc (Tech)	36	15-Dec-2000	15	36,79,662	Director, Gemplus India Pvt. Ltd.
88	Sanjay Purohit	Associate Vice President – Corporate Planning and Member Secretary – Management Council	BE	38	27-Dec-2000	15	35,78,514	Senior Consultant, Tata Quality Management Services
89	Satish H. C.	Associate Vice President – Banking and Capital Markets (Delivery)	BE	33	2-May-1994	11	25,99,933	–
90	Satyendra Kumar	Senior Vice President – Quality & Productivity	BSc(H), MSc	51	27-Sep-2000	29	42,07,971	Vice-President, IMR Global Ltd.
91	Senthil Kumar Nallasamy	Delivery Manager	BE	33	25-Jun-2001	13	24,10,422	Director, Cosmonet Solutions Pvt. Ltd.
92	Shaji Mathew	Divisional Manager	B.Tech	34	22-Jun-1992	13	30,89,641	Mukand Ltd. Bombay
93	Shekhar S. Potnis	Associate Vice President – Asia Pacific (Delivery)	BE, MBA	37	1-Nov-1996	13	27,81,907	Executive, Thermax Systems & Software
94	Shibulal S. D.	Director and Head – World-wide Customer Delivery	BSc, MSc, MS	50	1-Sep-1981	29	1,13,73,443	Sun Microsystems, Senior I. R. Manager
95	Shiv Shankar N.	Associate Vice President and Head – Chennai Development Center	B.Tech	43	4-Aug-1999	23	29,94,144	Senior Manager, PRT
96	Shreeranganath Krishnarao Kulkarni	Divisional Manager and Head – Pune Development Center (Unit–2)	BE, PGD	40	3-Jul-2000	18	32,52,688	Project Manager, Mastek Ltd.
97	Sivashankar J.	Vice President – Information Systems	B.Tech, MMS	45	22-Jan-1999	21	41,84,830	Director, Anavin Business Solutions
98	Skanthaswamy T. V.	Associate Vice President and Head – Mysore Development Center	BSc Engg, M.Tech	47	18-Mar-1998	22	24,54,353	Project Leader, Tata Consultancy Services
99	Sreedhara Rama Warrier	Principal Consultant – Domain Competency Group	B.Tech	39	10-Jul-2000	16	26,38,147	Admin Officer, The New India Assurance Co. Ltd.
100	Sridhar M.	Associate Vice President – Communication Design Group	BCom, PGD	38	26-Aug-1996	18	25,31,364	Project Leader, PCL – Mindware
101	Srikantan Moorthy	Vice President – Communication Service Providers (Delivery)	BE	42	7-Dec-2000	20	36,38,581	General Manager, Inventa Corporation
102	Srinath Batni	Director and Group Co Head – World-wide Customer Delivery	BE, ME	50	15-Jun-1992	27	50,02,871	Senior Manager Marketing Technical Support, PSI Bull (I) Ltd.
103	Srinivas Uppaluri	Associate Vice President – Corporate Marketing	BSc, CA	42	21-Aug-2002	20	31,08,567	Director, Business Consulting, Andersen Business Consulting
104	Srinivasan Raghavan	Associate Vice President – Asia Pacific (Delivery)	BE	46	23-Jun-2000	24	26,86,604	Group Manager, Tata Infotech Ltd.
105	Subhash B. Dhar	Vice President – Communication Service Providers	BE, PGD	38	24-Feb-1997	16	35,21,222	VP Marketing, Ravi Database Consul.
106	Subrahmanya S. V.	Associate Vice President – Education & Research	BE, M.Tech	43	8-Oct-1996	17	29,71,304	Assistant Project Manager, Ashok Leyland Information Technology Ltd.
107	Subramanyam G. V.	Vice President – Microsoft Technology Centre and Software Engineering & Technology Labs	BE	38	15-Jun-1988	17	37,29,143	–
108	Sudhir Albuquerque	Associate Vice President – High Tech & Discrete Manufacturing (Delivery)	BE	36	1-Oct-1990	15	33,76,243	–
109	Suman Sasmal	Associate Vice President – Insurance, Health Care & Life Sciences (Delivery)	BE, PGD	41	12-Dec-2001	18	28,12,675	Vice President, R. S. Software India Ltd.
110	Sunil Senan	Delivery Manager	BE	32	8-Jan-2001	10	25,87,495	IT Analyst, Tata Consultancy Services
111	Suresh J. K.	Associate Vice President – Education & Research	B.Tech, MS, PhD	45	27-Jul-1998	22	28,29,237	Dy. Project Director, ADA
112	Thothathri Viswanathan	Associate Vice President – Europe, Middle East & Africa (Delivery)	BE	42	6-Jul-2000	19	31,09,906	Senior Consultant, CSAI
113	Venkataramanan T. S.	Associate Vice President – Engineering (Finacle)	BE	40	29-Nov-1993	19	24,48,671	Senior Systems Officer, Telco Ltd.
114	Venkateswarlu Pallapothu	COO, Infosys Technologies (Shanghai) Company Limited	BE, M.Tech	44	29-Mar-1999	21	33,95,764	Senior Consultant, Tata Consultancy Services
115	Vijay Ratnaparkhe	Associate Vice President – Enterprise Solutions (Delivery)	BE, M.Tech	40	11-May-1998	17	33,82,873	Consultant, COSL
116	Vikas Gupta	Group Manager – Finacle Sales	BE, PGD	32	21-Oct-2002	10	25,23,635	Regional Manager, HCL Comnet
117	Vinayak Pai V.	Associate Vice President – Finance	BCom, CA	34	3-Apr-1995	13	34,94,998	Chief Accountant, Sajawat Industries Ltd.
118	Yegneshwar Sivaraman	Vice President – Infosys Leadership Institute	BE(H), PhD	44	17-Jul-2001	17	25,64,810	Head Engineer – SVP, Savantech

32 | Think Scale

Infosys | Annual Report 2004-05

Employed for part of the year with average salary above Rs. 2 Lakh

Sl No.	Name	Designation	Qualification	Age (Years)	Date of Joining	Experience (Years)	Gross Remuneration (Rs.)	Previous Employment	Date of leaving
1	Amitabh Shrivastava	Delivery Manager	BE	40	15-Oct-02	18	7,69,331	Executive Director, Motech	2-Jun-04
2	Anurag Gupta	Delivery Manager	BSc, MCA	40	15-Jan-02	18	7,40,101	Director, American Express Bank Ltd.	10-Jun-04
3	Ashwin A. Hegde	Project Manager	BE, PGD	31	2-Mar-98	8	2,73,551	Management Trainee, Cadbury India Ltd.	26-Apr-04
4	Avi Pratap Singh	Associate Consultant – Enterprise Solutions	BE, PGD	26	14-Apr-03	2	2,07,281		23-Apr-04
5	Badrinarayanan Jagannathan	Delivery Manager	BE(H), PGD	38	2-Aug-99	16	8,44,934	Senior Technical Analyst, Oxford Health Plans Inc.	31-May-04
6	Balasubramanian P.	Senior Vice President – Infosys Leadership Institute	B.Tech, M.Tech, PhD	55	1-Oct-95	27	22,27,492	CEO/Technical Director, Hitek Software Engineers Ltd.	10-Aug-04
7	Bharathi Sandur	Senior Technical Communicator	B.Com	33	12-Feb-96	12	2,28,977	Executive, Peutronics Pvt. Ltd.	30-Apr-04
8	Bibhu R. Pattanayak	Associate Vice President – Banking & Capital Markets	BSc, B.Tech, M.Tech	47	11-Aug-97	22	7,41,489	Project Manager, AT&T	30-Jun-04
9	Chaitanya Sagar Challa	Senior Financial Analyst	CA, ACS	27	17-Jul-00	6	2,27,103	Executive Assistant, Raasi Enterprise Solutions Ltd.	14-Apr-04
10	Devayani Tilak Sengupta	Senior Consultant – Infosys Leadership Institute	B.Com, PGD	32	6-Oct-97	9	2,97,943	HR Professional, Arthur Andersen	6-May-04
11	Dinesh Kumar P.	Technical Architect	B.Tech, MCA	38	8-May-95	12	3,29,344	Software Engineer, Accord S/W and System	17-May-04
12	Gayatri Sundar	Senior Manager – Quality	BE	40	2-Nov-95	17	3,65,055	Consultant, Macmet India Limited	16-Apr-04
13	Govindarajan K.	Project Manager	B.Tech	31	24-Jun-96	9	3,11,540		15-Apr-04
14	Mohan Ram B. R.	Technical Architect	BE	30	26-Jun-95	10	5,12,060	Graduate Engineer Trainee, Larsen & Tourbo Ltd.	26-May-04
15	Monica Koshy	Business Development Manager – Finacle	B.Com (H), PGD	31	16-Feb-00	9	14,26,807	Account Manager, Kale Consultants Limited	15-Sep-04
16	Nagaraja V.	Project Manager	BE	32	8-Sep-95	10	3,20,923	Lecturer, SDM College	15-Apr-04
17	Narayanan Venkataraman	Group Project Manager	BE, MS	36	4-Dec-02	13	13,65,247	Manager – Technical, Ramco Systems Ltd.	21-Oct-04
18	Niladri Roy	Senior Consultant – Infosys Leadership Institute	B.Com, ACA	33	20-Aug-01	9	6,82,682	L&E Manager, Pricewaterhouse Coopers	30-Jun-04
19	Prabhath P. R.	Project Manager – Technical Lead	B.Tech	32	14-Feb-97	9	3,11,663	Designer, Kirloskar Oil Engine	7-May-04
20	Prabhu M. S. S.	Senior Vice President – Engineering & IT Solutions for Aero & Auto	BE, PhD	57	1-Aug-97	33	32,18,424	Vice President, Tata Consultancy Services	19-Nov-04
21	Prakash Jayaram	Principal	BE, MS	35	17-Jan-05	12	5,36,320	Co-Founder/ Vice President, Krohm Solutions	
22	Pranav Saxena	Consultant – Enterprise Solutions	BE, M.Tech	31	2-Dec-02	7	3,95,077	Consultant, i2 Technologies India Pvt. Ltd.	6-May-04
23	Prashant Kumar Shrivastav	Implementation PM	BE	32	24-Jun-96	11	7,10,360	Customer Relations, Computer Land	2-Jul-04
24	Praveen Mishra	Technical Consultant – Infrastructure Management Services	BE	31	16-Dec-02	9	2,22,788	Senior System Engineer, Wipro Technologies	30-Apr-04
25	Preetam Reddy G.	Project Manager	B.Tech	30	24-Jun-96	9	2,18,909		26-Apr-04
26	Priyamvada Singh	Product Consultant	BA (H), PGD	32	26-Aug-02	11	2,42,861	Trade Sales Manager, Deutsche Bank	23-Apr-04
27	Raja Narasimhan	Delivery Manager	B.Com	40	15-Jan-02	21	6,61,337	Development Leader, American Express Bank Ltd.	13-May-04
28	Rakesh Singh	Business Development Manager – Finacle	BA	38	15-May-96	16	4,89,649	Marketing Executive, Integra Micro System	20-May-04
29	Ramaiah Thirumalaiappan	Database Consultant	BE	29	5-Aug-02	7	2,02,120	DBA, Visa	16-Apr-04
30	Ramesh Kumar Ramamurthy	Delivery Manager	B.Tech, MBA, MS	34	23-Sep-04	10	2,11,463	Principal Consultant, Satyam Computer Services Ltd.	21-Oct-04
31	Ramesh Venkatraman	Group Leader – Process Deployment	BE, PGD	37	5-May-03	14	3,26,616	Project Leader, Satyam Computer Services Ltd.	14-May-04
32	Rangarajan N.	Delivery Manager	BE	35	11-Jul-94	15	4,98,577	Assistant Manager – Bajaj Auto Limited	16-Apr-04
33	Sameerahmad Sikandarsab Nadaf	Technical Architect	BE	30	7-Jan-02	8	2,03,910	Technical Director, People Trends Inc.	30-Apr-04
34	Sanjeev Chandrakant Dholne	Project Manager	BE	39	13-Nov-00	17	3,09,713	Consultant, IMR Global Ltd.	30-Apr-04
35	Sankalp Gupta	Project Manager	B.Tech	32	13-Oct-97	11	2,46,012	Developer, Indian Institute of Technology	4-May-04
36	Shankar Arun S.	Project Manager	BE	31	13-Oct-97	10	2,61,590	Marketing, Crompton Greaves	27-Apr-04
37	Sheeja Nair	Programmer Analyst	BCS, PGD	31	13-Oct-97	8	2,61,036	Trainee Faculty, National Computer Systems	28-Apr-04
38	Sheshadri B. C.	Project Manager	LLB, BSc, MBA	41	5-Jul-96	19	8,78,611	Manager, The Oriental Insurance Co. Ltd.	22-Jun-04
39	Shivaprasad Gopalrao Kaskur	Associate Vice President – Software Engineering & Technology Labs	BSc (H), MSc	49	10-Jun-96	28	10,57,837	Consultant, Oman Computer Services	27-Aug-04
40	Srinivas C. S.	Associate Vice President – Strategic Global Sourcing	BE	48	15-Oct-98	23	5,86,776	Manager – India Engineering, Tektronics	11-Jun-04
41	Srinivasan V.	Associate Vice President – Finacle	B.Tech	42	3-Mar-97	19	4,92,091	Assistant Manager, Deutsche Software	31-May-04
42	Sujatha K. V.	Program Manager – Quality	BE	36	19-Aug-96	14	2,75,298	Senior Assistant Engineer, The Tata Consulting	15-Apr-04
43	Suresh Prahlad Bharadwaj	Principal	BE, MSc Engg.	43	6-Dec-04	19	8,82,455	Director, Symmetrix Consulting Pvt. Ltd.	
44	Swaminathan Narayanan	Technical Architect	BSc, MCA	33	27-Jun-94	11	2,33,081		23-Apr-04
45	Usha J. Janardhana	Group Project Manager	BE	43	14-Oct-96	20	6,01,815	Senior Engineer, Bharat Electronics	15-Jun-04
46	Vandana Chuphal	Project Manager	BE	33	26-Feb-96	12	2,05,568	Faculty, BMS College of Engineering	16-Apr-04
47	Vikas Dalmia	Project Manager	BSc, MCA	32	14-Apr-03	8	7,08,211	Senior Executive – IS, Fascel Ltd.	14-Jul-04

Notes: *Remuneration comprises basic salary, allowances and taxable value of perquisites.*
None of the employees is related to any director of the company.
None of the employees owns more than 1% of the outstanding shares of the company as on March 31, 2005.

For and on behalf of the board of directors

Bangalore
April 14, 2005

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

N. R. Narayana Murthy
Chairman and Chief Mentor

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Annexure to the directors’ report (contd.)

c) The directors’ responsibility statement as required under Section 217 (2AA) of the Companies (Amendment) Act, 2000

The financial statements are prepared in conformity with the accounting standards issued by the Institute of Chartered Accountants of India and the requirements of the Companies Act, 1956, to the extent applicable to us; on the historical cost convention; as a going concern and on the accrual basis. There are no material departures from prescribed accounting standards in the adoption of the accounting standards. The accounting policies used in the preparation of the financial statements have been consistently applied except where otherwise stated in the notes on accounts.

The board of directors and accept responsibility for the integrity and objectivity of these financial statements. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner, the form and substance of transactions, and reasonably present our state of affairs and profits for the year. To ensure this, we have taken proper and sufficient care in installing a system of internal control and accounting records; for safeguarding assets; and for preventing and detecting frauds as well as other irregularities; which is reviewed, evaluated and updated on an ongoing basis. Our internal auditors have conducted periodic audits to provide reasonable assurance that the established policies and procedures have been followed. However, there are inherent limitations that should be recognized in weighing the assurances provided by any system of internal controls and accounts.

The financial statements have been audited by M/s. BSR & Co., Chartered Accountants (formerly known as Bharat S Raut & Co.), the statutory auditors.

The audit committee meets periodically with the internal auditors and the statutory auditors to review the manner in which the auditors are discharging their responsibilities, and to discuss auditing, internal control and financial reporting issues. To ensure complete independence, the statutory auditors and the internal auditors have full and free access to the members of the audit committee to discuss any matter of substance.

For and on behalf of the board of directors

Nandan M. Nilekani N. R. Narayana Murthy

Bangalore Chief Executive Officer, Chairman and Chief Mentor April 14, 2005 President and Managing Director

Auditors’ certificate on Corporate Governance to the Members of Infosys Technologies Limited

We have examined the compliance of conditions of Corporate Governance by Infosys Technologies Limited (“the Company”), for the year ended on 31 March 2005, as stipulated in clause 49 of the Listing Agreement of the Company with stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that no investor grievance is pending for a period exceeding one month against the Company as per the records maintained by the Investor Grievance Committee. The exceptions have been for cases constrained by disputes or legal impediments.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

for BSR & Co.

(formerly Bharat S Raut & Co.)

Chartered Accountants

Subramanian Suresh Bangalore Partner

April 14, 2005 Membership No. 83673

34 | Think Scale

Infosys | Annual Report 2004-05

Management's discussion and analysis of financial condition and results of operations

Overview

The financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, and Generally Accepted Accounting Principles (GAAP) in India. Our management accepts responsibility for the integrity and objectivity of these financial statements, as well as for various estimates and judgments used therein. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present our state of affairs and profits for the year.

A. Financial condition

1. Share capital

At present, we have only one class of shares – equity shares of par value Rs. 5 each. Our authorized share capital is Rs. 150 crore, divided into 30 crore equity shares of Rs. 5 each. During the year, we issued bonus shares in the ratio of 3:1 resulting in an addition of 20,06,04,102 equity shares. To give effect to this, the authorized capital was increased from Rs. 50 crore to Rs. 150 crore.

During the year, 562 employees exercised 5,69,579 equity shares issued under the 1998 Stock Option Plan, and 10,581 employees exercised 27,55,812 equity shares issued under the 1999 Stock Option Plan. Consequently, the issued, subscribed and outstanding shares increased by 33,25,391 equity shares. Details of options granted, outstanding and vested are given elsewhere in this report. A statement of movement in the share capital is given below:

	2005		2004	
	Equity shares (No.)	Rs. crore	Equity shares (No.)	Rs. crore
Balance at the beginning of the year	6,66,41,056	33.32	6,62,43,078	33.12
Bonus shares issued by capitalization of general reserves	20,06,04,102	100.30	–	–
Shares issued upon conversion of options issued under:				
1998 plan	5,69,579	0.29	1,29,435	0.06
1999 plan	27,55,812	1.38	2,68,543	0.14
Balance at the end of the fiscal year	27,05,70,549	135.29	6,66,41,056	33.32

2. Reserves and surplus

The addition to the share premium account of Rs. 438.81 crore during the year is due to the premium received on issue of 33,25,391 equity shares, on exercise of options under the 1998 and 1999 Stock Option Plans. During the previous year, an amount of Rs. 122.07 crore was added to the share premium account, received on issue of equity shares, upon exercise of options.

Rs. 100.3 crore of the general reserves has been capitalized for issue of bonus shares in the ratio of 3:1 during the year.

Out of the profits for the year Rs. 190.44 crore has been transferred to general reserve and the balance of Rs. 1,427.89 crore (after providing for dividend) has been retained in the profit and loss account.

3. Fixed assets

As of March 31,

in Rs. crore

	2005	2004	Growth %
Gross book value			
Land – free-hold	29.64	20.05	47.8
lease-hold	89.69	70.20	27.8
Buildings	731.48	459.61	59.2
Plant and machinery	388.71	281.39	38.1
Computer equipment	574.28	444.86	29.1
Furniture and fixtures	326.09	251.55	29.6
Vehicles	0.69	0.43	60.5
Intangible assets	42.14	42.14	–
Total	2,182.72	1,570.23	39.0
Less: accumulated depreciation & amortization	1,005.82	803.41	25.2
Net block	1,176.90	766.82	53.5
Add: capital work-in-progress	317.52	203.48	56.0
Net fixed assets	1,494.42	970.30	54.0
Depreciation as % of revenues	3.9%	4.9%	
Dep'n as % of average gross block	14.3%	16.2%	
Accumulated dep'n as % of gross block *	48.7%	54.3%	

* excluding land

During the year, we added Rs. 686.87 crore to our gross block of assets, including investment in computer equipment of Rs. 170.58 crore. The entire investment in fixed assets was funded out of internal accruals. We invested Rs. 2.57 crore on acquisition of 1.5 acres of free-hold in Bangalore. A further Rs. 7.03 crore was added to free-hold land on conversion of 228.06 acres of lease-hold at Mysore to free-hold. We also invested Rs. 26.51 crore to acquire 168.44 acres in Bangalore, Mysore, Pune, Chennai, Hyderabad and Bhubaneswar.

Due to several new development centers being operationalized, details of which are provided elsewhere in this annual report, computer equipment, plant and machinery, and furniture and fixtures increased by Rs. 170.58 crore, Rs. 120.11 crore and Rs. 87.52 crore, respectively. As of March 31, 2005, we had a built-up area of 69,27,450 sq. ft., with 33,511 seats and 31,76,400 sq. ft. under construction, with 16,615 seats.

In Mauritius, we relocated to new premises of 28,000 sq. ft., with 400 seats. These premises will also house the Disaster Recovery Center. We leased 25 acres of land from the Government of Mauritius during the year.

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During the previous year, we added Rs. 302.95 crore to our gross block, including investment in computer equipment of Rs. 88.86 crore. As of March 31, 2004, we had 40,46,250 sq. ft. of space, with 22,730 seats. The capital work-in-progress as of March 31, 2005 and 2004 represents advances paid towards acquisition of fixed assets, and the cost of assets not put to use.

During the year, we retired / transferred various assets with a gross block of Rs. 74.38 crore and a net book value of Rs. 8.57 crore. Included in the above is the donation of 1,016 computer systems costing Rs. 4.84 crore (book value Rs. 0/-). During the previous year, we retired / transferred various assets with a gross block of Rs. 6.03 crore and a net book value of Rs. 1.4 crore, including a donation of 729 computer systems costing Rs. 3.34 crore (book value Rs. 0/-).

We have a capital expenditure commitment of Rs. 273.42 crore, as compared to Rs. 192.49 crore as of March 31, 2004. We expect to spend between Rs. 800 to Rs. 950 crore in capital expenditure during the financial year ending March 31, 2006. We believe that we will be able to fund our expansion plans through internal accruals and liquid assets.

4. Investments

We make several strategic investments in various companies which are aimed at procuring substantial business benefits for us. Total outstanding investment by us in such companies net of provisioning as at March 31, 2005 is Rs. 161.11 crore. The corresponding number as at March 31, 2004 was Rs. 97.78 crore.

Our treasury policy also allows us to invest in short-term funds of certain size with a limit on individual funds. Accordingly, we had invested Rs. 1,167.59 crore in liquid mutual funds as against Rs. 929.6 crore in the previous year.

Majority owned subsidiary

Progeon Limited

We established Progeon Limited (Progeon) as a majority owned and controlled subsidiary on April 3, 2002, to provide business process management services. Progeon seeks to leverage the benefits of service delivery globalization, process redesign and technology to drive efficiency and cost effectiveness in customer business processes.

During the year ended March 31, 2003, we invested an amount of Rs. 12.25 crore in 1,22,49,993 equity shares of Rs. 10/- each, fully paid, par value of Rs. 10/- each. During the previous year, we invested an additional amount of Rs. 12.25 crore in 1,22,50,000 equity shares of Rs. 10/- each. There has not been any additional investment since then and the total investment by us as of March 31, 2005 is Rs. 24.50 crore. As of March 31, 2005, we hold 99.54% of the equity share capital and voting power of Progeon. During the year ended March 31, 2003, Progeon obtained its financial closure by securing funding of Rs. 49.00 crore from Citicorp International Finance Corporation, USA (CIFC), in exchange for 43,75,000 cumulative, convertible, redeemable preferred shares of face value Rs. 100/- at a premium of Rs. 12/- per share. During the previous year, CIFC invested an additional amount of Rs. 44.80 crore in exchange for 43,75,000 cumulative, convertible, redeemable preferred shares of face value Rs. 100/- at premium of Rs. 2.40 per share. The preference shares are convertible to an equal number of equity shares based on certain events as agreed between the company and CIFC.

During the year, Progeon generated revenues of Rs. 191.22 crore with a net profit of Rs. 30.06 crore.

S. D. Shibulal and T. V. Mohandas Pai, members of the Board of Infosys, are also directors in Progeon. T. V. Mohandas Pai is the Chairperson of Progeon.

Wholly-owned subsidiaries

Infosys Technologies (Australia) Pty. Limited

On January 2, 2004, we acquired 100% of equity in Expert Information Services Pty. Limited, Australia. The transaction value approximates A $32.0 million (US $24.32 million or Rs. 106.08 crore). The consideration comprises a payment in cash on conclusion, an earn-out on achieving financial conditions over a three-year period ending March 31, 2007, and the release of the balance retained in escrow for representations and warranties made by the selling shareholders. The acquired company was renamed Infosys Technologies (Australia) Pty. Limited. This investment would enable us to increase our market share in the Australian market and also increase our access to a large pool of local talent.

During the year, Infosys Australia generated revenues of Rs. 303.23 crore with a net loss of Rs. 1.28 crore.

K. Dinesh and Srinath Batni, members of the Board of Infosys, are also directors in Infosys Technologies (Australia) Pty. Limited. K. Dinesh is the Chairperson of Infosys Technologies (Australia) Pty. Limited.

Infosys Technologies (Shanghai) Co. Limited

On October 10, 2003, we set up a wholly-owned subsidiary in the People’s Republic of China named Infosys Technologies (Shanghai) Co. Limited. During the year, we invested Rs. 18.46 crore taking the total investment to Rs. 23.01 crore as of March 31, 2005. This investment would enable us to tap the large Chinese domestic market and also to deliver services to the other markets in the Asia Pacific. During the year, Infosys China generated revenue of Rs. 8.19 crore with a net loss of Rs. 8.39 crore.

N. R. Narayana Murthy, Srinath Batni and T. V. Mohandas Pai, members of the board of Infosys, are also directors in Infosys Technologies (Shanghai) Co. Limited. N. R. Narayana Murthy is the Chairperson of Infosys Technologies (Shanghai) Co. Limited.

Infosys Consulting, Inc.

On April 8, 2004, we set up a wholly-owned subsidiary, Infosys Consulting, Inc., incorporated in Texas, USA (Infosys Consulting) to add high-end consulting capabilities to our global delivery model. We approved an investment of up to US $20 million in Infosys Consulting. As of March 31, 2005, we had invested US $10 million (Rs. 44.87 crore).

During the year, Infosys Consulting generated revenues of Rs. 21.11 crore with a net loss of Rs. 33.03 crore.

N. R. Narayana Murthy, S. Gopalakrishnan and S. D. Shibulal, members of the Board of Infosys, are also directors in Infosys Consulting, Inc. S. Gopalakrishnan is the Chairperson of Infosys Consulting, Inc.

Investment in liquid mutual funds

As of March 31, 2005, we had invested of Rs. 1,167.59 crore in liquid mutual funds as against Rs. 929.6 crore. We derived an average yield of 3.78% (tax free) as against 4.08% (tax free) in the previous year from these investments. Our treasury policy allows us to invest in short-term funds of certain size with a limit on individual funds.

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Other investments

in Rs. crore

Company	Opening balance	Additions during the year	Amount written off	Provisions	Closing balance
Yantra Corporation, USA,	7.06	–	–	7.06	–
Asia Net Media (BVI) Ltd., the British Virgin Islands	6.85	–	6.85	–	–
OnMobile Systems Inc., (formerly Onscan Inc.) USA	8.95	–	–	8.95	–
M-Commerce Ventures Pte. Ltd., Singapore	2.04	–	–	–	2.04
CiDRA Corporation, USA	5.11	–	–	5.11	–
Cyvera Corporation, USA	–	–	–	–	–
Total	30.01	–	6.85	21.12	2.04

During the year, we sold our investment in Yantra Corporation, USA for a total consideration of Rs. 49.48 crore. The net income arising thereof, amounting to Rs. 45.19 crore (net of tax) is disclosed separately as an exceptional item in the profit and loss account.

5. Deferred tax assets

We recorded deferred tax assets of Rs. 34.03 crore as of March 31, 2005 (Rs. 35.63 crore as of March 31, 2004). Deferred tax assets represent timing differences in the financial and tax books arising from depreciation on assets and provision for sundry debtors.

6. Sundry debtors

Sundry debtors amount to Rs. 1,252.82 crore (net of provision for doubtful debts amounting to Rs. 18.9 crore) as of March 31, 2005 as compared with Rs. 632.51 crore (net of provision for doubtful debts amounting to Rs. 13.36 crore) as of March 31, 2004. These debtors are considered good and realizable.

The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates and general economic factors which could affect the customer's ability to settle. Provisions are generally made for all debtors outstanding for more than 180 days as also for others, depending on the management's perception of the risk.

Debtors are at 18.26% of revenues for the year ended March 31, 2005, as compared to 13.29% for the previous year, representing an outstanding of 67 days and 48 days of revenues for the respective years.

Sundry debtors, as of March 31, 2005, include Rs. 236 crore due from a large customer, representing 12 days of revenue, the payment for which was received in the first week of April 2005.

The age profile of debtors is given below.

As of March 31,

Period in days	2005	2004
0 – 30	54.1%	68.6%
31 – 60	33.0%	25.6%
61 – 90	4.6%	4.6%
More than 90	8.3%	1.2%
	100.0%	100.0%

The unbilled revenues as of March 31, 2005 and 2004 amounted to Rs. 139.01 crore and Rs. 92.86 crore respectively. Including the unbilled revenues, debtors represented an outstanding of 74 days and 56 days of revenues for the respective years.

The movement in provisions for doubtful debts during the year is:

in Rs. crore

	2005	2004
Opening balance	13.36	14.31
Add: Amount provided during the year	23.62	15.99
Less: Amount written-off during the year	18.08	16.94
Closing balance	18.90	13.36

Provision for bad and doubtful debts as a percentage of revenue has remained constant at 0.34% in fiscal 2005 and 2004.

7. Cash and cash equivalents

The bank balances in India include both Rupee accounts and foreign currency accounts. The bank balances in overseas current accounts are maintained to meet the expenditure of the overseas branches and project-related expenditure overseas.

in Rs. crore

As of March 31,	2005	2004
Cash balances	–	–
Bank balances in India		
current accounts	37.88	131.08
deposit accounts	1,213.39	1,299.28
EEFC accounts in foreign currency	36.40	46.19
Unclaimed dividend account	3.33	1.98
Bank balances – overseas		
current accounts	190.54	159.44
deposit accounts	–	0.04
Total cash and bank balances	1,481.54	1,638.01
Deposits with financial institutions / body corporate	201.54	201.39
Investment in liquid mutual funds	1,167.59	929.60
Total cash and cash equivalents	2,850.67	2,769.00
Cash and cash equivalents / total assets (%)	54.4%	85.1%
Cash and cash equivalents / revenues (%)	41.6%	58.2%

The deposit account represent deposits for short tenures, details are given below:

in Rs. crore

As of March 31,	2005	2004
ICICI Bank Limited	201.93	201.37
State Bank of India	201.51	110.97
Standard Chartered Bank	201.48	201.19
Punjab National Bank	201.41	201.19
The Bank of Nova Scotia	201.30	201.01
Canara Bank	200.71	–
UTI Bank Limited	5.05	5.04
Citibank N.A.	–	200.72
American Express Bank	–	177.79
	1,213.39	1,299.28

The deposit includes the interest accrued and outstanding as of the balance sheet date. Our treasury policy calls for investing surpluses with highly rated companies, banks and financial institutions for short-term maturities as also with liquid mutual funds with a limit on investments in individual entities.

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8. Loans and advances

in Rs. crore

As of March 31,	2005	2004
Advances		
Pre-paid expenses	33.40	37.32
For supply of goods and rendering of services	2.31	5.83
Others	10.43	4.51
	46.14	47.66
Unbilled revenues	139.01	92.86
Advance income tax	403.17	209.98
Loans and advances to employees	98.51	116.88
Electricity and other deposits	16.09	9.08
Rental deposits	14.11	14.93
Deposits with financial institutions and body corporate*	267.93	201.39
Other assets	11.30	0.44
	996.26	693.22

**Deposits with financial institutions and body corporate as at March 31, 2005 include an amount of Rs. 66.39 crore (Rs. nil as at March 31, 2004) deposited with the Life Insurance Corporation of India to settle employee benefit / leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".*

Advances are primarily towards amounts paid in advance for value and services to be received in future. Unbilled revenues comprise the revenue recognized in relation to efforts incurred on fixed-price and time-and-material contracts not billed as of the year end. Advance income tax represents payments made towards tax liability and also refunds due for the previous years. Our liability towards income tax is fully provided for.

The details of advance income tax are given below:

in Rs. crore

As of March 31,	2005	2004
Domestic tax	18.22	35.41
Overseas tax	384.95	174.57
	403.17	209.98

Loans to employees are to enable the purchase of assets and to meet any emergency requirements. These have decreased significantly during the year, despite an increase in the number of employees as we stopped offering loans to certain categories of employees and substituted the same with an allowance in lieu of loan. The details of these loans are given below:

in Rs. crore

As of March 31,	2005	2004
Housing loan	32.94	55.14
Soft loan	14.51	11.21
Vehicle loan	6.87	13.73
Marriage loan	3.04	2.55
Other loans	0.48	0.63
Salary advances	40.67	33.62
	98.51	116.88

The salary advances represent advances to employees both in India and abroad, which are recoverable within a year.

The doubtful loans and advances amounted to Rs. 0.23 crore and Rs. 0.09 crore as of March 31, 2005 and 2004, and the same had been provided in full.

Electricity and other deposits represent electricity deposits, telephone deposits, insurance deposits and advances of a similar nature. The rent deposits are towards buildings taken on lease by us for our software development centers and marketing offices in various cities all over the world. These also include the deposits paid by us to house our staff, which amounted to Rs. 5.8 crore for the current year as compared to Rs. 4.77 crore.

Deposits with financial institutions and corporate bodies represent surplus money deployed in the form of short-term deposits. The details of such deposits are given below.

in Rs. crore

As of March 31,	2005	2004
Housing Development Finance Corporation Limited	201.54	201.39
Life Insurance Corporation of India	66.39	–
	267.93	201.39

The above amounts include interest accrued, but not due, amounting to Rs. 1.54 crore as of March 31, 2005 as compared to Rs. 1.39 crore as of the previous year. Mr. Deepak M. Satwalekar, Director, is also a director of HDFC.

9. Current liabilities

in Rs. crore

As of March 31,	2005	2004
Sundry creditors		
for goods and services	0.96	11.36
for accrued salaries and benefits	254.61	295.83
for other liabilities		
provision for expenses	117.88	59.41
retention monies	15.27	6.88
withholding and other taxes payable	51.42	34.70
for purchase of intellectual property rights	19.31	19.21
others	4.58	3.02
	464.03	430.41
Advances received from clients	28.64	65.19
Unearned revenue	82.56	62.86
Unclaimed dividend	3.33	1.98
	578.56	560.44

Sundry creditors for accrued salaries and benefits include the provision for bonus and incentive payable to the staff and also our liability for leave encashment valued on an actuarial basis. The details are as follows:

in Rs. crore

As of March 31,	2005	2004
Accrued salaries payable	11.49	14.58
Accrued bonus and incentive payable to employees	182.34	239.80
Leave provision – as per actuarial valuation	60.78	41.45
	254.61	295.83

The accrued bonus and incentive payable to employees includes an amount of Rs. 30.29 crore and Rs. 23.99 crore payable to overseas sales and consulting personnel for the current and previous year respectively.

As of March 31, 2004, accrued bonus and incentive payable to employees also include an amount of Rs. 100.56 crore towards a one-time billion dollar revenue bonus payable to all employees.

Sundry creditors for other liabilities represent amounts accrued for various other operational expenses. This includes a provision of Rs. 20.31 crore and Rs. 4.29 crore made towards payments to subcontractors as of March 31, 2005 and 2004 respectively. Retention monies represent monies withheld on contractor payments pending final acceptance of their work. Withholding and other taxes payable represent tax withheld on benefits arising out of exercise of stock options issued under the 1998 Employee Stock Option Plan by various employees, and also other local taxes payable in various countries on the services rendered by us. All these taxes will be paid in due course. Sundry creditors for purchase of intellectual property rights represent amounts payable to a vendor towards acquiring intellectual property rights for the Engineering and IT solutions for the Automotive and Aerospace practice.

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Advances received from clients denote monies received for the delivery of future services. Unearned revenue consists primarily of advance client billing on fixed-price, fixed-time frame contracts for which related costs were not yet incurred. Fixed-priced projects executed by us have decreased from 34.1% of our revenues during the previous year to 30.9% during the current year.

Unclaimed dividends represent dividends paid, but not encashed by shareholders, and are represented by a bank balance of the equivalent amount.

10. Provisions

in Rs. crore

As of March 31,	2005	2004
Proposed dividend	175.87	766.37
Provision for tax on dividend	24.67	98.19
Income taxes	546.43	313.49
Post-sales client support & warranties	20.51	5.13
	767.48	1,183.18

Proposed dividend represents the final dividend recommended to the shareholders by us. This will be paid after the Annual General Meeting, upon approval by the shareholders. Proposed dividend of the previous year included a one-time special dividend.

Provision for tax on dividend denotes taxes payable on dividends declared for the year ended March 31, 2005. An amount of Rs. 42.17 crore is provided towards tax on interim and final dividend declared and payable by us.

Provisions for taxation represent estimated income tax liabilities, both in India and abroad. The details are as follows.

in Rs. crore

As of March 31,	2005	2004
Domestic tax	16.97	12.26
Overseas tax	529.46	301.23
	546.43	313.49

The provision for post-sales client support is towards likely expenses for providing post-sales client support on fixed-price contracts.

B. Results of operations

1. Income

Income from software services and products:

Year ended March 31, *in Rs. crore*

	2005	%	2004	%	Growth%
Overseas	6,725.91	98.05	4,694.69	98.61	43.3
Domestic	133.75	1.95	66.20	1.39	102.0
	6,859.66	100.00	4,760.89	100.00	44.1

Our revenues are generated primarily on fixed-time frame or time-and-material basis. Revenue from software services on fixed-price, fixed-time frame contracts is recognized as per the proportionate-completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Annual technical services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, where revenue is recognized as per the proportionate-completion method.

The segmentation of software services is as follows:

Year ended March 31,

Revenues by project type	2005	2004
Fixed price	30.9%	34.1%
Time-and-material	69.1%	65.9%
	100.0%	100.0%

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are those services which are performed at client sites as part of software projects, while offshore services are those services which are performed at the company's software development centers located in India.

Year ended March 31,

Revenues by location	2005	2004
Onsite	50.2%	53.0%
Offshore	49.8%	47.0%
	100.0%	100.0%

The services performed onsite typically generate higher revenues per-capita, but at lower gross margins (in %) as compared to the services performed at the company's own facilities. Therefore, any increase in the onsite effort impacts the margins of the company. The details of effort mix are as follows:

Year ended March 31,

Person-months	2005	2004
Onsite	29.4%	31.6%
Offshore	70.6%	68.4%
	100.0%	100.0%

The growth in software services and product revenues is due to an all-round growth in various segments of the business mix and is mainly due to growth in business volumes. The details of the same are given below.

Year ended March 31,	2005	2004
Income from software services and products (Rs. crore)		
Software services	6,646.78	4,625.62
Software products	212.88	135.27
	6,859.66	4,760.89
Person-months		
Software services		
Onsite	70,860	50,953
Offshore	1,57,815	1,02,852
Billed-total	2,28,675	1,53,805
Software products	12,394	7,615
Non-billable	60,420	35,180
Training	29,260	22,999
Total	3,30,749	2,19,599
Support	18,100	15,354
Total person months	3,48,849	2,34,953
Support / total	5.2%	6.5%
Increase in billed person-months		
Onsite	19,907	14,184
% change	39.1%	38.6%
Offshore	54,963	36,543
% change	53.4%	55.1%
Total	74,870	50,727
% change	48.7%	49.2%

Software services

During the year, the volumes grew by 48.7% as compared to 49.2% in the previous year. The onsite and offshore volume growth were 39.1% and 53.4% during the year, compared to 38.6% and 55.1% in the previous year. This growth was offset by a blended pricing decline of 1.4% in US $ terms in spite of 1.3% increase in offshore rates and 0.1% increase in onsite rates on account of a change in onsite effort mix from 33.1% in the previous year to 31.0% in the current fiscal. During the previous year, the blended price declined by 5.1% in US $ terms consisting of 2.6% decline in offshore rates and 2.9% decline in onsite rates.

During the year the Rupee appreciated by 2.0%. The average Rupee-Dollar rate for the year was Rs. 44.87 as against Rs. 45.78 in the previous year.

Details of geographical and business segmentation of revenues are provided in the *Risk management report* in this Annual Report.

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Infosys | Annual Report 2004-05

Software products

The revenues from software products grew 57.37% as compared to 19.34% in the previous year. Of the software products revenue, 40.3% came from exports as compared to 52.4% in the previous year.

2. Expenditure

Year ended March 31, *in Rs. crore*

	2005	%	2004	%	Growth %
Income: Software services	6,646.78	96.90	4,625.62	97.16	43.69
Products	212.88	3.10	135.27	2.84	57.37
Total income	6,859.66	100.00	4,760.89	100.00	44.08
Software development expenses	3,654.93	53.28	2,495.31	52.41	46.47
Gross profit	3,204.73	46.72	2,265.58	47.59	41.45
Selling and marketing expenses	392.12	5.72	335.08	7.04	17.02
General and administration expenses	487.50	7.11	346.85	7.29	40.55
Total operating expenses	4,534.55	66.10	3,177.24	66.74	42.72
Operating profit (PBIDTA)	2,325.11	33.90	1,583.65	33.26	46.82
Interest	–	–	–	–	–
Depreciation and amortization	268.22	3.91	230.90	4.85	16.16
Operating profit after interest, depreciation and amortization	2,056.89	29.99	1,352.75	28.41	52.05
Other income	127.50	1.86	127.39	2.68	0.09
Provision for investments	(0.10)	0.00	9.67	0.20	(101.03)
Profit before tax	2,184.49	31.85	1,470.47	30.89	48.56
Provision for tax	325.30	4.74	227.00	4.77	43.30
Net profit after tax and before exceptional item	1,859.19	27.11	1,243.47	26.12	49.52

2.1 Software development expenses

Year ended March 31, *in Rs. crore*

	2005	%	2004	%	Growth %
Salaries and bonus including overseas staff expenses and contribution to provident and other funds	2,833.93	41.31	2,065.37	43.38	37.21
Overseas travel expenses	224.41	3.27	168.19	3.53	33.43
Technical Consultancy charges	351.89	5.13	109.89	2.31	220.22
Cost of software packages	126.12	1.84	80.88	1.70	55.93
Communication expenses	41.56	0.61	32.18	0.68	29.15
Post sales customer support and warranties	22.04	0.32	0.30	–	7,246.67
Other expenses	54.98	0.80	38.50	0.81	42.80
Total software development expenses	3,654.93	53.28	2,495.31	52.41	46.47
Revenues	6,859.66	100.00	4,760.89	100.00	44.08

Employee costs consist of salaries paid to employees in India and include overseas staff expenses. The total software professionals person-months increased to 3,30,749 for the year ending March 31, 2005 from 2,19,599 person-months during the previous year. Of this, the onsite and offshore billed person-months are 70,860 and 1,70,209 for the year ending March 31, 2005 as compared to 50,953 and 1,10,468 for the previous year. The non-billable and trainees person-months were 89,680 and 58,179 during the current and previous year. The company added 8,801 employees (net) and 11,597 employees (gross) during the year as compared to 8,021 (net) and 10,077 (gross) during the previous year.

The utilization rates of billable employees for the year ended March 31, are as below:

	2005	2004
Including trainees	72.9%	73.5%
Excluding trainees	80.0%	82.1%

The overseas travel expenses, representing cost of travel abroad for software development, constituted approximately 3.3% and 3.5% of total revenue for the years ended March 31, 2005 and 2004, respectively.

Technical Consultancy charges represent the cost of sub-contractors used for software development activities. This includes Rs. 252.20 crore towards purchase of services from related parties, primarily susidiaries in fiscal 2005 as against Rs. 50.40 crore in the previous fiscal. The details of such related party transactions are available in notes to accounts. The balance amount is towards using external consultants to meet mismatch in certain skillsets that are required in various projects. The company continues to use these external consultants on a need basis.

Cost of software packages represents the cost of software packages and tools procured for internal use by the company for enhancing the quality of its services and also for meeting the needs of software development and includes software procured from third parties for resale with our banking product. The cost of software packages was 1.8% and 1.7% of the revenues for the year ending March 31, 2005 and 2004, respectively. Our policy is to charge such purchases to the profit and loss accounts in the year of purchase.

A major part of the our revenues come from offshore software development. This involves the large-scale use of satellite and fibre connectivity in order to be online with clients. The communication expenses represent approximately 0.6% and 0.7% of revenues for the years ended March 31, 2005 and 2004, respectively.

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The provision for post-sale customer support has increased from Rs. 0.30 crore to Rs. 22.04 crore on account of an increase in provision for delivery-related issues.

Other expenses represents computer maintenance, staff welfare, consumables etc., and has been constant at 0.80%.

2.2 Selling and marketing expenses

We incurred selling and marketing expenses at 5.72% of our revenue, as compared to 7.04% during the previous year.

Employee costs consist of salaries paid to sales and marketing employees and include bonus payments. The previous year included a one-time incentive on achieving the revenue milestone of US $1 billion. The number of sales and marketing personnel increased from 275 as of March 31, 2004 to 308 as of March 31, 2005. The number of marketing offices increased from 28 to 32 as of March 31, 2005.

Brand building expenses include expenses incurred for participation in various seminars and exhibitions, both in India and abroad, various sales and marketing events organized by us, and other advertisement and sales promotional expenses. We added 136 new customers as compared to 119 during the previous year. Professional charges primarily relate to payments made to PR agencies, legal charges, translation charges, etc. Commission charges primarily consist of expenses incurred by Finacle® with regard to agents' fees paid for sourcing business from Asian and African countries. It also includes commission paid for software service revenues derived from some of the European countries and the US and earn out payable on achievement of targets of certain subsidiaries. The export revenue from the banking product, Finacle®, is Rs. 85.82 crore as compared to Rs. 70.91 crore during the previous year. Other expenses increased due to increased activities.

Employee costs increased as the number of administration personnel increased from 1,337 as of March 31, 2004 to 1,487 as of March 31, 2005. Professional charges increased due to increased use of service providers. These charges include fees paid for availing services such as tax consultancy, US GAAP audit, recruitment and training, and legal charges. Rent expenses decreased due to rationalization of the use of leased properties. Power and fuel, telephone charges, office maintenance, travel and conveyance and repairs to building and plant & machinery increased due to increased business activity. Other expenses is a grouping of many expenses and increased from Rs. 91.87 crore to Rs. 128.96 crore, primarily due to increase in insurance charges from Rs. 23.73 crore to Rs. 29.14 crore, donation from Rs. 14.29 crore to Rs. 21.09 crore and provision for bad and doubtful debts from Rs. 15.99 crore to Rs. 23.62 crore.

3. Operating profits

We earned an operating profit (PBIDTA) of Rs. 2,325.11 crore representing 33.90% of total revenues as compared to Rs. 1,583.65 crore, representing 33.26% of total revenues during the previous year.

4. Interest

We continued to be debt-free during the current year.

5. Depreciation and amortization

We provided a sum of Rs. 268.22 crore and Rs. 230.90 crore towards depreciation and amortization for the years ended March 31, 2005 and 2004, representing 3.91% and 4.85% of total revenues. The depreciation and amortization for the years ended March 31, 2005 and 2004 include an amount of Rs. 40.08 crore and Rs. 28.61 crore, towards 100% depreciation on assets costing less than Rs. 5,000 each. The depreciation and amortization as a percentage of average gross block is 14.29% and 16.24% for the years ended March 31, 2005 and 2004.

Year ended March 31, *in Rs. crore*

	2005	%	2004	%	Growth %
Salaries and bonus including overseas staff expenses and contribution to provident and other funds	228.89	3.34	208.98	4.39	9.53
Overseas travel expenses	50.14	0.73	40.45	0.85	23.96
Brand building	33.65	0.49	34.23	0.72	(1.69)
Professional charges	16.60	0.24	5.75	0.12	188.70
Commission charges	24.67	0.36	7.27	0.15	239.34
Others	38.17	0.56	38.40	0.81	(0.60)
Total selling and marketing expenses	392.12	5.72	335.08	7.04	17.02
Revenues	6,859.66	100.00	4,760.89	100.00	44.08

2.3 General and administration expenses

Year ended March 31, *in Rs. crore*

	2005	%	2004	%	Growth %
Salaries and bonus including overseas staff expenses and contribution to provident and other funds	98.49	1.44	77.75	1.63	26.68
Professional charges	55.68	0.81	33.92	0.71	64.15
Rent	16.09	0.23	19.19	0.40	(16.15)
Power and fuel	40.20	0.59	28.68	0.60	40.17
Telephone charges	45.77	0.67	29.21	0.62	56.69
Repairs to building and plant & machinery	21.23	0.31	15.13	0.32	40.32
Office maintenance	42.68	0.62	28.83	0.61	48.04
Travel and conveyance	38.40	0.56	22.27	0.47	72.43
Other expenses	128.96	1.88	91.87	1.93	40.37
Total general and administration expenses	487.50	7.11	346.85	7.29	40.55
Revenues	6,859.66	100.00	4,760.89	100.00	44.08

We incurred general and administration expenses amounting to 7.11% of our total revenue as compared to 7.29% during the previous year.

Depreciation includes an amount of Rs. nil and Rs.1.48 crore towards depreciation provided, in full, on assets acquired for research and development activities for the years ended March 31, 2005 and 2004, respectively.

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6. Other income

in Rs. crore

For the year ended March 31,	2005	2004
Interest received on deposits with banks and others	72.10	82.88
Dividend received on investment in mutual funds	36.96	17.40
Miscellaneous income	9.62	7.68
Exchange differences	8.82	19.43
	127.50	127.39

The average yield on the deposits earned by us is given below:

in Rs. crore

	2005	2004
Average cash and cash equivalents	1,761.24	1,738.96
Interest received	72.1	82.88
Average yield (pre-tax)	4.09%	4.77%
Average yield on investment in liquid mutual funds (post tax)	3.78%	4.08%

The decrease in yield is primarily due to a reduction in general interest rates in the economy.

The average Rupee-US $ rate during the year was Rs. 44.87 as compared to Rs. 45.78 during the previous year, resulting in Rupee appreciation of 2%. We hedge our forex risk by proactively hedging forex denominated receivables. As of March 31, 2005, we had US $349 million of forward contracts outstanding. The company derives 80.1% of its export revenues in US Dollar and the balance from other currencies. During the year, the US Dollar had depreciated against the other currencies, substantially. The closing rate of the Rupee against the US Dollar as of March 31, 2005 was Rs. 43.62 as compared to Rs. 43.40 as of March 31, 2004 resulting in a rupee depreciation of 0.5%. This has resulted in a transaction and translation loss of around Rs. 1.03 crore offset by a gain from forward hedges of Rs. 9.85 crore.

Overall, our hedging positions as well as the depreciation of the US Dollar against other currencies had to some extent offset the impact of the appreciating Rupee against the US Dollar.

in Rs. crore

	2005	2004
Transaction and translation losses	(1.03)	(45.64)
Benefit due to hedging	9.85	65.07
Net impact	8.82	19.43

Pursuant to the revision of Accounting Standard 11 (AS 11) on accounting for the Effects of Changes in Foreign Exchange Rates, we revised our accounting policy relating to forward contracts as of April 1st 2004. Accordingly, we have marked-to-market our forward exchange contracts as of March 31, 2005 and the profit for the year ended March 31, 2005 is lower by Rs. 17.05 crore.

7. Provision for investment

We provide for investments based on a review of the financial condition of the investee companies as well as their business environment and mark-to-market of the investment in liquid mutual funds. We provided an aggregate amount of Rs. (0.10) crore towards investments during this year as against Rs. 9.67 crore during the previous year.

8. Provision for tax

We have provided for our tax liability both in India and overseas. The present Indian corporate tax rate is 36.6% comprising base rate, surcharge and cess. The profits attributable to operations under the Software Technology Park (STP) scheme, can be deducted from income for a consecutive period of 10 years from the financial year in which the unit starts producing computer software, or March 31, 2000, whichever is earlier. For the year ended March 31, 2005, approximately 99% of software revenues came from units operating under the Software Technology Park scheme.

The details of the operationalization of various software development centers and the year upto which the deduction under the Software Technology Park Scheme is available, are provided below:

Location of the STP	Year of commencement	Exemption claimed from	Exemption available up to
Electronics City, Bangalore	Fiscal 1995	Fiscal 1997	Fiscal 2004
Mangalore	1996	1999	2005
Pune	1997	1999	2006
Bhubaneswar	1997	1999	2006
Chennai	1997	1999	2006
Phase I, Electronics City, Bangalore	1999	1999	2008
Phase II, Electronics City, Bangalore	2000	2000	2009
Hinjawadi, Pune	2000	2000	2009
Mysore	2000	2000	2009
Hyderabad	2000	2000	2009
Mohali	2000	2000	2009
Sholinganallur, Chennai	2001	2001	2009
Konark, Bhubaneswar	2001	2001	2009
Mangala, Mangalore	2001	2001	2009
Thiruvananthapuram, Kerala	2004	2004	2009

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Infosys | Annual Report 2004-05

We pay taxes in various countries, in which we operate, on the income that is sourced to those countries. The details of provision for taxes are as follows:

Year ended March 31, *in Rs. crore*

	2005	2004
Overseas tax	240.70	178.31
Domestic tax	86.00	48.00
	326.70	226.31
Deferred taxes	(1.40)	1.18
Prior year taxes	–	(0.49)
	325.30	227.00

9. Net profit

Our net profit before exceptional items amounted to Rs. 1,859.19 crore and Rs. 1,243.47 crore for the years ended March 31, 2005 and 2004. This represents 27.10% and 26.12% of total revenue.

During the year, we sold our entire investment in Yantra Corporation, USA (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49.48 crore representing 90% of the consideration has been received and the balance amount has been deposited in Escrow to indemnify any contractual contingencies. The unutilised balance in the escrow account, if any, is eligible for release in April, 2006. The income arising thereof amounted to Rs. 45.19 crore (net of taxes) and is disclosed separately as an exceptional item.

The carrying value of our investment was Rs. Nil since a provision of Rs. 7.06 crore had been made in earlier years to recognize losses incurred by Yantra in excess of our contribution to capital. Accordingly the realized gain on disposal of investment of Rs. 45.19 crore, net of taxes of Rs. 4.29 crore has been recognized in the profit and loss account and being of a non-recurring nature has been disclosed in the statement of profit and loss account as an "exceptional item."

10. Liquidity

Our growth has been financed largely through cash generated from operations and, to a lesser extent, from the proceeds of equity issues. As of March 31, 2005, we had cash and cash equivalents (including liquid mutual funds) of Rs. 2,850.67 crore. Cash and cash equivalents (including liquid mutual funds) increased by Rs. 81.67 crore during the year, despite a one-time special dividend of Rs. 668.42 crore, one-time incentive to employees on achieving the revenue milestone of US $1 billion and spending of Rs. 793.89 crore towards creating physical and technology infrastructure. Our treasury policy calls for investing only in highly rated banks, financial institutions and companies for short maturities with a limit for individual entities and also liquid mutual funds. The bank balances in overseas accounts are maintained to meet the expenditure of the overseas branches, and to meet overseas project-related expenditure.

Our policy is to pay dividend of not more than 20% of our after-tax profits. Our pay-out ratios during the year ending March 31, 2005, 2004 and 2003 is 18.48%, 17.79% and 19.95% respectively. In addition, a special one-time dividend was declared in fiscal 2004, which was 60.46% of the profits of that year.

Our policy is to maintain sufficient cash in the balance sheet to fund the ongoing capex requirements, the operational expenses and other strategic initiatives for the next one year and to maintain business continuity in case of exigencies.

Our policy is to earn a minimum return of twice the cost of capital on average capital employed, and thrice the cost of capital on average invested capital. The current estimated cost of capital is 13.63%. At present, we earn 51.43% on average capital employed and 123.56% on average invested capital. We aim to maintain adequate cash balances to meet our strategic objectives while earning adequate returns.

11. Stock option plans

11.1 1994 Employee Stock Offer Plan

We instituted an Employee Stock Offer Plan (ESOP) in 1994 for all eligible employees. Accordingly, 60,00,000 warrants (as adjusted for the 1:1 bonus issue in October 1997 and March 1999 and 2-for-1 stock split in February 2000) were issued to the Infosys Technologies Limited Employees Welfare Trust, to be held in the Trust and transferred to selected employees from time to time.

In the event of an employee leaving Infosys before the vesting period, the shares under lock-in are transferred back to the Infosys Technologies Ltd. (ITL) Employees Welfare Trust. As on March 31, 2005, the ITL Employees Welfare Trust holds 14,13,600 equity shares.

11.2 1998 Employee Stock Option Plan (1998 plan)

Pursuant to the resolutions approved by the shareholders in the Extraordinary General Meeting held on January 6, 1999, we put in place an ADS-linked stock option plan termed as the "1998 Stock Option Plan." The compensation committee of the Board administers the 1998 plan. The Government of India has approved the 1998 plan, subject to a limit of 58,80,000 equity shares of par value of Rs. 5 each, representing 58,80,000 ADSs to be issued under the plan. The plan is effective for a period of 10 years from the date of its adoption by the Board.

The details of the grants made (adjusted for stock-split, as applicable) under the 1998 plan are provided below:

	Options granted			Options forfeited	
Month of grant	No. of employees	Options	Grant price at market per ADS	No. of employees	No. of ADSs
Apr 2004	–	–	–	16	68,572
May	–	–	–	15	25,126
Jun	–	–	–	12	14,208
Jul	–	–	–	16	(68,052)
Aug	–	–	–	13	35,426
Sep	–	–	–	4	9,912
Oct	–	–	–	13	71,480
Nov	–	–	–	11	13,172
Dec	–	–	–	11	9,072
Jan 2005	–	–	–	19	26,708
Feb	–	–	–	3	7,420
Mar	–	–	–	13	17,876
	–	–	–	146	2,30,920

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Infosys | Annual Report 2004-05

During the year, 5,85,800 options issued under the 1998 plan were exercised, and the remaining ADS options unexercised and outstanding as at March 31, 2005 were 30,54,290 (30,54,290 equity shares). Vested ADSs as of March 31, 2005 were 19,20,642 (19,20,642 equity shares).

Details of the number of ADS options granted and exercised are given below:

	Granted		Exercised	
Fiscal	No. of employees	Options	No. of employees	Options
1999	29	15,24,000	32	3,62,800
2000	58	9,65,200	5	6,000
2001	705	33,95,096	–	–
2002	476	35,34,480	–	–
2003	223	23,20,800	120	3,58,160
2004	39	3,83,600	309	10,35,480
2005	–	–	562	5,85,800
	1,530	1,21,23,176	1,028	23,48,240

11.3 1999 Employee Stock Option Plan (1999 plan)

The shareholders approved the 1999 plan in June 1999, which provides for the issue of 2,64,00,000 equity shares to employees. The 1999 plan is administered by the compensation committee of the Board. Under the 1999 plan, options were issued to employees at an exercise price not less than the fair market value, i.e., the closing price of the company's shares on the stock exchange where there is the highest trading volume on the date of grant and if the shares are not traded on that day, the closing price on the next trading day. Options under this plan may be granted to employees at less than the fair market value only if specifically approved by the members of the company in a general meeting.

The details of the grants made (adjusted for stock-split, as applicable) under the 1999 plan are provided below:

	Options granted			Options forfeited	
Month of grant	No. of employees	Options	Grant price Rs.	No. of employees	Options
Apr 2004	–	–	–	148	1,31,884
May	–	–	–	128	84,688
Jun	–	–	–	169	97,132
Jul	–	–	–	208	1,20,450
Aug	–	–	–	103	60,378
Sep	–	–	–	114	76,013
Oct	–	–	–	119	1,09,530
Nov	–	–	–	94	69,468
Dec	–	–	–	95	30,674
Jan 2005	–	–	–	105	50,197
Feb	–	–	–	55	26,400
Mar	–	–	–	72	29,844
	–	–	–	1,410	8,86,658

During the year, 34,20,525 options issued under the 1999 plan were exercised, and the remaining options unexercised and outstanding as at March 31, 2005 were 1,40,54,937. Vested options as at March 31, 2005 were 95,79,297.*

** includes 61,200 options granted to external directors.*

Details of number of options issued under the 1999 plan are given below:

	Granted		Exercised	
Year	No. of employees	Options	No. of employees	Options
2000	1,124	36,51,200	22	4,920
2001	8,206	70,22,800	–	–
2002	5,862	80,06,180	–	–
2003	3,008	24,67,400	296	48,712
2004	595	*7,71,200	2,651	**10,74,172
2005	–	–	10,581	***34,20,525
	18,795	2,19,18,780	13,550	45,48,329

* includes 8,000 options granted to external directors – not included in the count of employees.
** includes 4,000 options exercised by external directors – not included in the count of employees.
*** includes 6,800 options exercised by external directors – not included in the count of employees.

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Infosys | Annual Report 2004-05

The total options outstanding under both 1998 and 1999 stock option plan is as follows:

Number of options granted, exercised and forfeited, during the year and outstanding and vested as at March 31, 2005	
Granted	–
Exercised	(40,06,325)
Forfeited	(11,17,578)
Outstanding	1,71,09,227
Vested (No. of equity shares)	1,14,99,939

11.4 Employee stock compensation under SFAS 123

Statement of Financial Accounting Standards 123, *Accounting for Stock Based Compensation* under US GAAP, requires the pro forma disclosure of the impact of the fair value method of accounting for employee stock valuation in the financial statements. The fair value of a stock option is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option. Applying the fair value based method defined in SFAS 123, the impact on the reported net profit and basic earnings per share would be as follows:

in Rs. crore, except per share data

Year ended March 31,	2005	2004
Net profit before exceptional item		
As reported	1,859.19	1,243.47
Adjusted pro forma	1,743.91	1,016.10
Basic EPS		
As reported	69.26	46.84
Adjusted pro forma	64.97	38.54

11.5 Employee stock option plan under SEBI guidelines

The Securities and Exchange Board of India (SEBI) has issued the (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999. This is effective for all stock option schemes established after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant over the exercise price of the option, including up-front payments, if any, is to be recognized and amortized on a straight line basis over the vesting period.

Had the stock compensation costs for this stock option plan been determined as per the guidelines issued by SEBI, the company's reported net profit would be as follows:

in Rs. crore, except per share data

Year ended March 31,	2005	2004
Net profit before exceptional item		
As reported	1,859.19	1,243.47
Adjusted pro forma	1,859.19	1,230.57
Basic EPS		
As reported	69.26	46.84
Adjusted pro forma	69.26	46.36

Our 1994 stock option plan was established prior to SEBI guidelines on stock options.

There is no impact in this fiscal as the vesting period for all options under the 1994 stock option plan is already over.

12. Reconciliation of Indian and US GAAP financial statements

There are differences between the US GAAP and the Indian GAAP financial statements. The reconciliation of profits as per the Indian and the US GAAP financial statements is given below.

in Rs. crore

Year ended March 31,	2005	2004
Indian GAAP net profit (unconsolidated)	1,904.38	1,243.47
Profits / (Loss) of subsidiary companies	(12.68)	0.16
Gain / (Loss) on forward foreign exchange contracts	(17.70)	16.01
Amortization of stock compensation	–	(12.90)
Amortization of intangibles	(8.15)	(1.19)
Others	–	(6.05)
Income taxes on GAAP differences	8.49	(5.05)
US GAAP net income	1,874.34	1,234.45

Profits / (Loss) of subsidiary companies

US GAAP requires presentation of financial statements on a consolidated basis. We have four subsidiaries as on March 31, 2005, namely, Progeon Limited, Infosys Technologies (Australia) Pty. Limited, Infosys Technologies (Shanghai) Co. Limited and Infosys Consulting, Inc.

Gain / loss on forward foreign exchange contracts

Until April 1, 2004, Indian GAAP required the premium / discount on forward contracts to be recognized as income or expenditure over the life of the related contract. Under US GAAP, the same is marked-to-market as on the reporting date. The resultant gain / loss is recognized immediately in the income statement. Effective April 1, 2004, the company changed its accounting policy in India in line with the revised Accounting Standard 11 on forward contracts and hence the company has decided to account for the forward foreign exchange contracts based on their designations as "effective hedges"or "not effective".

Amortization of deferred stock compensation

The Accounting Principles Board Opinion No. 25 of US GAAP requires the accounting of deferred stock compensation on issue of stock options to employees. Deferred stock compensation is the difference between the exercise price and the fair value, as determined by the quoted market prices of the common stock on the grant date.

Amortization of intangibles

US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangible assets. Intangible assets are to be amortized over the estimated useful life. The amortization relates to that of an intangible asset identified in allocation of the purchase price of Expert Information Services Pty. Limited, Australia.

13. Related party transactions

These have been discussed in detail in the notes to the Indian GAAP financial statements.

14. Events occuring after approval of financial statements by the board

Tax contingencies

On April 15, 2005, we received a demand from the Indian tax authorities for payment of additional tax of Rs. 49.74 crores, including interest of Rs. 12.29 crores, upon completion of their tax review for fiscal 2002. The tax demand is mainly on account of disallowance of a portion of the deduction from taxable income under Indian law claimed by us under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of "Export Turnover" to "Total Turnover". The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not from Total Turnover.

We, intend to contest the demand. We, including our tax advisers, believe that our position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. We believe that the ultimate outcome of this proceeding will not have a material adverse effect on our financial position and results of operations.

C. Outlook: Issues and risks

These have been discussed in detail in the *Risk management report* in this Annual Report.

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Auditors’ report to the members of Infosys Technologies Limited

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at March 31, 2005, the Profit and Loss Account and Cash Flow Statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor’s Report) Order, 2003, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit; (b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books; (c) the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account; (d) in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956; (e) on the basis of written representations received from the directors, as on March 31, 2005, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2005 from being appointed as a director in terms of Section 274(1)(g) of the Companies Act, 1956; (f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India: (i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2005; (ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and (iii) in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

S. Balasubrahmanyam

Partner

Membership No. 53315

Bangalore April 14, 2005

Annexure to the auditors’ report

The Annexure referred to in the auditors’ report to the members of Infosys Technologies Limited (the Company) for the year ended March 31, 2005. We report that:

1. The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

The Company has a regular programme of physical verification of its fixed assets by which all fixed assets are verified in a phased manner over a period of two years. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets. No material discrepancies were noticed on such verification.

Fixed assets disposed off during the year were not substantial, and therefore, do not affect the going concern assumption.

2. The Company is a service company, primarily rendering information technology services. Accordingly it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.

3. The Company has neither granted nor taken any loans, secured or unsecured, to or from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956.

4. In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and the sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

5. In our opinion, and according to the information and explanations given to us, there are no contracts and arrangements the particulars of which need to be entered into the register maintained under section 301 of the Companies Act, 1956.

6. The Company has not accepted any deposits from the public.

7. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8. The Central Government has not prescribed the maintenance of cost records under section 209(1)(d) of the Companies Act, 1956 for any of the services rendered by the Company.

9. According to the information and explanations given to us and on the basis of our examination of the records of the company, amounts deducted / accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income-tax, Sales-tax, Wealth tax, Customs duty and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees’ State Insurance, Excise duty, Service tax and Cess.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Income tax, Sales tax, Wealth tax, Customs duty and other material statutory dues were in arrears as at March 31, 2005 for a period of more than six months from the date they became payable.

According to the information and explanations given to us, there are no dues of Income tax, Sales tax, Wealth tax and Customs duty which have not been deposited with the appropriate authorities on account of any dispute.

10. The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year.

11. The Company did not have any outstanding dues to any financial institution, banks or debenture holders during the year.

12. The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities. 13. In our opinion and according to the information and explanations given to us, the Company is not a chit fund or a nidhi / mutual benefit fund / society.

14. According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.

15. According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

16. The Company did not have any term loans outstanding during the year. 17. The Company has not raised any funds on short-term basis.

18. The Company has not made any preferential allotment of shares to companies / firms / parties covered in the register maintained under Section 301 of the Companies Act, 1956.

19. The Company did not have any outstanding debentures during the year. 20. The Company has not raised any money by public issues during the year.

21. According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit. for BSR & Co.

(formerly Bharat S Raut & Co.)

Chartered Accountants

S. Balasubrahmanyam

Partner

Membership No. 53315

Bangalore April 14, 2005

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Infosys | Annual Report 2004-05

Balance sheet as at

in Rs. crore

	Schedule	March 31, 2005	March 31, 2004
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share capital	1	135.29	33.32
Reserves and surplus	2	5,106.44	3,220.11
		5,241.73	3,253.43
APPLICATIONS OF FUNDS			
FIXED ASSETS	3		
Original cost		2,182.72	1,570.23
Less: Depreciation and amortization		1,005.82	803.41
Net book value		1,176.90	766.82
Add: Capital work-in-progress		317.52	203.48
		1,494.42	970.30
INVESTMENTS	4	1,328.70	1,027.38
DEFERRED TAX ASSETS	5	34.03	35.63
CURRENT ASSETS, LOANS AND ADVANCES			
Sundry debtors	6	1,252.82	632.51
Cash and bank balances	7	1,481.54	1,638.01
Loans and advances	8	996.26	693.22
		3,730.62	2,963.74
LESS: CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	9	578.56	560.44
Provisions	10	767.48	1,183.18
NET CURRENT ASSETS		2,384.58	1,220.12
		5,241.73	3,253.43
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22		

The schedules referred to above form an integral part of the balance sheet.

As per our report attached

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

S. Balasubrahmanyam
Partner
Membership No. 53315

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

Deepak M. Satwalekar
Director

Marti G. Subrahmanyam
Director

Philip Yeo
Director

Omkar Goswami
Director

Larry Pressler
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

K. Dinesh
Director

S. D. Shibulal
Director

T. V. Mohandas Pai
Director and Chief Financial Officer

Srinath Batni
Director

V. Balakrishnan
Company Secretary and Senior Vice President – Finance

Bangalore
April 14, 2005

48 | Think Scale

Infosys | Annual Report 2004-05

Profit and loss account for the year ended

in Rs. crore, except per share data

	Schedule	March 31, 2005	March 31, 2004
INCOME			
Software services and products			
Overseas		6,725.91	4,694.69
Domestic		133.75	66.20
		6,859.66	4,760.89
Software development expenses	11	3,654.93	2,495.31
GROSS PROFIT		3,204.73	2,265.58
Selling and marketing expenses	12	392.12	335.08
General and administration expenses	13	487.50	346.85
		879.62	681.93
OPERATING PROFIT before interest, depreciation and amortization		2,325.11	1,583.65
Interest		–	–
Depreciation and amortization		268.22	230.90
OPERATING PROFIT after interest, depreciation and amortization		2,056.89	1,352.75
Other income	14	127.50	127.39
Provision for investments		(0.10)	9.67
NET PROFIT before tax and exceptional item		2,184.49	1,470.47
Provision for taxation on the above	15	325.30	227.00
NET PROFIT after tax and before exceptional item		1,859.19	1,243.47
Exceptional item – Income from sale of investment in Yantra Corporation (net of taxes)		45.19	–
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM		1,904.38	1,243.47
Balance brought forward		70.51	–
Less: Residual dividend paid for fiscal 2004		2.32	–
Additional dividend tax		2.27	–
		65.92	–
AMOUNT AVAILABLE FOR APPROPRIATION		1,970.30	1,243.47
Dividend			
Interim		133.93	96.09
Final		175.87	99.96
One-time special dividend		–	666.41
Total dividend		309.80	862.46
Dividend tax		42.17	110.50
Amount transferred to general reserve		190.44	200.00
Balance in profit and loss account		1,427.89	70.51
		1,970.30	1,243.47
EARNINGS PER SHARE *			
Equity shares of par value Rs. 5/- each			
Before exceptional items			
Basic		69.26	46.84
Diluted		67.46	46.26
After exceptional items			
Basic		70.95	46.84
Diluted		69.10	46.26
Number of shares used in computing earnings per share			
Basic		26,84,20,167	26,54,47,776
Diluted		27,55,83,543	26,87,87,016
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22		
* Refer to Note 22.3.21			

The schedules, referred to above, form an integral part of the profit and loss account.

As per our report attached

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

S. Balasubrahmanyam
Partner
Membership No. 53315

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

Deepak M. Satwalekar
Director

Marti G. Subrahmanyam
Director

Philip Yeo
Director

Omkar Goswami
Director

Larry Pressler
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

K. Dinesh
Director

S. D. Shibulal
Director

T. V. Mohandas Pai
Director and Chief Financial Officer

Srinath Batni
Director

V. Balakrishnan
Company Secretary and Senior Vice President – Finance

Bangalore
April 14, 2005

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Infosys | Annual Report 2004-05

Cash flow statement for the year ended

in Rs. crore

	Schedule	March 31, 2005	March 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net profit before tax and exceptional item		2,184.49	1,470.47
Adjustments to reconcile net profit before tax to cash provided by operating activities			
(Profit) / Loss on sale of fixed assets		0.57	(0.04)
Depreciation and amortization		268.22	230.90
Interest and dividend income		(109.06)	(100.28)
Provision for investments		(0.10)	9.67
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(3.96)	6.59
Changes in current assets and liabilities			
Sundry debtors		(620.31)	(120.37)
Loans and advances	16	(109.70)	(1.34)
Current liabilities and provisions	17	33.50	245.50
Income taxes paid during the year	18	(283.95)	(107.13)
Net cash generated by operating activities		1,359.70	1,633.97
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed assets and change in capital work-in-progress	19	(793.89)	(429.87)
Proceeds on disposal of fixed assets		0.98	1.43
Investment in subsidiaries (refer Note 22.3.17)		(63.33)	(83.49)
Investments in securities	20	(237.89)	(920.36)
Interest and dividend income		109.06	100.28
Cash flow before exceptional items		(985.07)	(1,332.01)
Exceptional item – Income from sale of investment in Yantra Corporation		49.48	–
Less: Tax on the above		4.29	–
Net income from sale of investment in Yantra Corporation		45.19	–
Net cash used in investing activities		(939.88)	(1,332.01)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of share capital on exercise of stock options (Note 22.3.23b)		440.48	122.27
Dividends paid during the year		(902.62)	(192.14)
Dividend tax paid during the year		(117.96)	(24.61)
Net cash used in financing activities		(580.10)	(94.48)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		3.96	(6.59)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		(156.32)	200.89
Cash and cash equivalents at the beginning of the year		1,839.40	1,638.51
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	21	1,683.08	1,839.40
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22		

The schedules, referred to above, form an integral part of the cash flow statement.

As per our report attached

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

S. Balasubrahmanyam
Partner
Membership No. 53315

N. R. Narayana Murthy — *Chairman and Chief Mentor*

Nandan M. Nilekani — *Chief Executive Officer, President and Managing Director*

S. Gopalakrishnan — *Chief Operating Officer and Deputy Managing Director*

Deepak M. Satwalekar — *Director*

Marti G. Subrahmanyam — *Director*

Philip Yeo — *Director*

Omkar Goswami — *Director*

Larry Pressler — *Director*

Rama Bijapurkar — *Director*

Claude Smadja — *Director*

Sridar A. Iyengar — *Director*

K. Dinesh — *Director*

S. D. Shibulal — *Director*

T. V. Mohandas Pai — *Director and Chief Financial Officer*

Srinath Batni — *Director*

V. Balakrishnan — *Company Secretary and Senior Vice President – Finance*

Bangalore
April 14, 2005

50 | Think Scale

Infosys | Annual Report 2004-05

Schedules to the balance sheet as at

in Rs. crore

	March 31, 2005	March 31, 2004
1. SHARE CAPITAL		
Authorized		
Equity shares, Rs. 5/- par value		
30,00,00,000 (10,00,00,000) equity shares issued, subscribed and paid up	150.00	50.00
Equity shares, Rs. 5/- par value*	135.29	33.32
27,05,70,549 (6,66,41,056) equity shares fully paid up		
[Of the above, 25,84,92,302 (5,78,88,200) equity shares, fully paid		
have been issued as bonus shares by capitalization of the general reserve]		
	135.29	33.32
Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)		
** For details of options in respect of equity shares, refer to Note 22.3.11.*		
Also refer to Note 22.3.21 for details of basic and diluted shares		
2. RESERVES AND SURPLUS		
Capital reserve	5.94	5.94
Share premium account – As at April 1,	460.90	338.83
Add: Receipts on exercise of stock options issued to employees	438.81	122.07
	899.71	460.90
General reserve – As at April 1,	2,682.76	2,482.76
Less: Capitalized for issue of bonus shares	100.30	–
Add: Transfer from the profit and loss account	190.44	200.00
	2,772.90	2,682.76
Balance in profit and loss account	1427.89	70.51
	5,106.44	3,220.11

3. FIXED ASSETS

in Rs. crore

Particulars	Original cost				Depreciation and amortization				Net book value	
	As at April 1, 2004	Additions during the year	Deductions / Retirement during the year	As at March 31, 2005	As at April 1, 2004	For the year	Deductions / Retirement during the year	As at March 31, 2005	As at March 31, 2005	As at March 31, 2004
Land – free-hold*	20.05	9.59	–	29.64	–	–	–	–	29.64	20.05
– leasehold	70.20	26.51	7.02	89.69	–	–	–	–	89.69	70.20
Buildings*	459.61	272.21	0.34	731.48	80.47	38.14	0.18	118.43	613.05	379.14
Plant and machinery*	281.39	120.11	12.79 '	388.71	165.10	63.30	12.24 '	216.16	172.55	116.29
Computer equipment*	444.86	170.58	41.16 '	574.28	363.79	103.98	41.15 '	426.62	147.66	81.07
Furniture and fixtures*	251.55	87.52	12.98 '	326.09	151.64	62.70	12.15 '	202.19	123.90	99.91
Vehicles	0.43	0.35	0.09	0.69	0.27	0.10	0.09	0.28	0.41	0.16
Intangible assets										
Intellectual property rights	42.14	–	–	42.14	42.14	–	–	42.14	–	–
	1,570.23	686.87	74.38	2,182.72	803.41	268.22	65.81	1,005.82	1,176.90	766.82
Previous year	1,273.31	302.95	6.03	1,570.23	577.15	230.90	4.64	803.41		

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

** Includes certain assets provided on operating lease to Progeon Limited, a subsidiary company. Please refer to Note 22.3.6 for details.*

' Amount includes the retiral of assets which are not in active use, with original cost of Rs. 59.40 and accumulated depreciation of Rs. 58.89.

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Infosys | Annual Report 2004-05

Schedules to the balance sheet as at

in Rs. crore

	March 31, 2005	March 31, 2004
4. INVESTMENTS		
Trade (unquoted) – at cost		
Long-term investments		
In subsidiaries		
Progeon Limited, India		
2,44,99,993 (2,44,99,993) equity shares of Rs. 10/- each, fully paid	24.50	24.50
Infosys Technologies (Shanghai) Co. Limited, China	23.01	4.55
Infosys Technologies (Australia) Pty. Limited, Australia		
1,01,08,869 (1,01,08,869) equity shares of A$ 0.11 par value, fully paid	66.69	66.69
Infosys Consulting, Inc., USA		
1,00,00,000 (nil) common stock of US $1.00 par value, fully paid	44.87	–
	159.07	95.74
In other investments*	16.10	30.01
Less: Provision for investments	14.06	27.97
	2.04	2.04
Non-trade (unquoted), current investments, at the lower of cost and fair value		
Liquid mutual funds *	1,167.59	929.60
	1,328.70	1,027.38
Aggregate amount of unquoted investments	1,328.70	1,027.38
* Refer to Note 22.3.17 for details of investments		
5. DEFERRED TAX ASSETS		
Fixed assets	31.15	26.89
Investments	–	6.60
Sundry debtors	2.88	2.14
	34.03	35.63
6. SUNDRY DEBTORS		
Debts outstanding for a period exceeding six months		
Unsecured Considered doubtful	10.66	9.07
Other debts Unsecured		
Considered good (including dues from subsidiary companies)*	1,252.82	632.51
Considered doubtful	8.24	4.29
	1,271.72	645.87
Less: Provision for doubtful debts	18.90	13.36
	1,252.82	632.51
* For details of dues from subsidiary companies, refer to Note 22.3.7		
Includes dues from companies where directors are interested.	–	–
7. CASH AND BANK BALANCES		
Cash on hand	–	–
Balances with scheduled banks in Indian Rupees		
In current accounts *	77.61	179.25
In deposit accounts	1,213.39	1,299.28
Balances with non-scheduled banks in foreign currency **		
In current accounts	190.54	159.44
In deposit accounts	–	0.04
	1,481.54	1,638.01
* Includes balance in unclaimed dividend account	3.33	1.98
* Includes balance in escrow account	–	0.04
** Refer to Note 22.3.14 for details of balances in non-scheduled banks		

52 | Think Scale

Schedules to the balance sheet as at

in Rs. crore

March 31, 2005 March 31, 2004

8. LOANS AND ADVANCES

Unsecured, considered good

Advances

Prepaid expenses 33.40 37.32

For supply of goods and rendering of services 2.31 5.83

Others * 10.43 4.51

46.14 47.66

Unbilled revenues 139.01 92.86

Advance income tax 403.17 209.98

Loans and advances to employees **

Housing and other loans 57.84 83.26

Salary advances 40.67 33.62

Electricity and other deposits 16.09 9.08

Rental deposits 14.11 14.93

Deposits with financial institutions and body corporate 267.93 201.39

Other assets 11.30 0.44

996.26 693.22

Unsecured, considered doubtful

Loans and advances to employees 0.23 0.09

996.49 693.31

Less: Provision for doubtful loans and advances to employees 0.23 0.09

996.26 693.22

* Of which, advances to subsidiary companies, refer to Note 22.3.7 2.24 0.85

** Includes dues by non-director officers of the company. – –

Maximum amounts due by non-director officers at any time during the year – 0.06

9. CURRENT LIABILITIES

Sundry creditors

For goods and services * 0.96 11.36

For accrued salaries and benefits

Salaries 11.49 14.58

Bonus and incentives 182.34 239.80

Unavailed leave 60.78 41.45

For other liabilities

Provision for expenses 117.88 59.41

Retention monies 15.27 6.88

Withholding and other taxes payable 51.42 34.70

For purchase of intellectual property rights 19.31 19.21

Others 4.58 3.02

464.03 430.41

Advances received from clients 28.64 65.19

Unearned revenue 82.56 62.86

Unclaimed dividend 3.33 1.98

578.56 560.44

* Of which, dues to subsidiary companies, refer to Note 22.3.7 0.94 11.34

10. PROVISIONS

Proposed dividend 175.87 766.37

Provision for

Tax on dividend 24.67 98.19

Income taxes 546.43 313.49

Post-sales client support and warranties 20.51 5.13

767.48 1,183.18

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Infosys | Annual Report 2004-05

Schedules to the profit and loss account for the year ended

in Rs. crore

March 31, 2005 March 31, 2004

11. SOFTWARE DEVELOPMENT EXPENSES

Salaries and bonus, including overseas staff expenses 2,756.48 2,015.47

Staff welfare 20.24 13.17

Contribution to provident and other funds 77.45 49.90

Overseas travel expenses 224.41 168.19

Consumables 13.38 8.94

Software packages

For own use 110.85 64.84

For service delivery to clients 15.27 16.04

Technical sub-contractors 99.67 59.50

Technical sub-contractors – subsidiaries 252.22 50.39

Computer maintenance 14.01 11.89

Communication expenses 41.56 32.18

Provision for post-sales client support and warranties 22.04 0.30

Rent 7.35 4.50

3,654.93 2,495.31

12. SELLING AND MARKETING EXPENSES

Salaries and bonus including overseas staff expenses 227.29 207.25

Staff welfare 0.45 0.59

Contribution to provident and other funds 1.60 1.73

Overseas travel expenses 50.14 40.45

Consumables 0.17 0.19

Software packages for own use 0.16 0.18

Computer maintenance – 0.02

Communication expenses 0.05 0.01

Traveling and conveyance 8.24 1.43

Rent 10.24 15.19

Telephone charges 4.55 5.06

Professional charges 16.60 5.75

Printing and stationery 1.27 0.99

Advertisements 1.02 0.53

Brand building 33.65 34.23

Office maintenance 0.27 0.24

Power and fuel – 0.04

Insurance charges 0.17 0.11

Rates and taxes 0.03 0.08

Bank charges and commission – 0.02

Commission charges 24.67 7.27

Marketing expenses 10.52 5.99

Sales promotion expenses 1.03 0.69

Miscellaneous expenses – 7.04

392.12 335.08

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Infosys | Annual Report 2004-05

Schedules to the profit and loss account for the year ended

in Rs. crore

	March 31, 2005	March 31, 2004
13. GENERAL AND ADMINISTRATION EXPENSES		
Salaries and bonus, including overseas staff expenses	91.43	73.11
Contribution to provident and other funds	7.06	4.64
Overseas travel expenses	9.21	6.36
Traveling and conveyance	38.40	22.27
Rent	16.09	19.19
Telephone charges	45.77	29.21
Professional charges	55.68	33.92
Printing and stationery	6.62	5.87
Advertisements	10.73	5.50
Office maintenance	42.68	28.83
Repairs to building	13.54	10.28
Repairs to plant and machinery	7.69	4.85
Power and fuel	40.20	28.68
Insurance charges	29.14	23.73
Rates and taxes	8.00	5.38
Donations	21.09	14.29
Auditors' remuneration		
Statutory audit fees	0.36	0.31
Certification charges	0.03	0.03
Others	0.07	0.24
Out-of-pocket expenses	0.02	0.02
Provision for bad and doubtful debts	23.62	15.99
Provision for doubtful loans and advances	0.10	0.14
Bank charges and commission	1.09	0.73
Commission to non-whole-time directors	1.24	1.49
Postage and courier	5.05	3.91
Books and periodicals	2.65	1.51
Research grants	0.84	0.54
Freight charges	0.72	0.84
Professional membership and seminar participation fees	6.06	3.57
Miscellaneous expenses (refer to Note 22.3.16)	2.32	1.42
	487.50	346.85
14. OTHER INCOME		
Interest received on deposits with banks and others*	72.10	82.88
Dividend received on investment in liquid mutual funds (non-trade unquoted)	36.96	17.40
Miscellaneous income (refer to Note 22.3.16)	9.62	7.68
Exchange differences (refer to Note 22.2)	8.82	19.43
	127.50	127.39
* Tax deducted at source	16.29	16.55
15. PROVISION FOR TAXATION		
Current year		
Income taxes	326.70	226.31
Deferred taxes	(1.40)	1.18
	325.30	227.49
Prior years	–	(0.49)
	325.30	227.00

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Infosys | Annual Report 2004-05

Schedules to the cash flow statement for the year ended

in Rs. crore

	March 31, 2005	March 31, 2004
16. CHANGE IN LOANS AND ADVANCES		
As per the balance sheet	996.26	693.22
Less: Deposits with financial institutions and body corporate,		
included in cash and cash equivalents*	(201.54)	(201.39)
Advance income taxes separately considered	(403.17)	(209.98)
	391.55	281.85
Less: Opening balance considered	(281.85)	(280.51)
	109.70	1.34
* Refer to Note 22.3.23c on restricted cash		
17. CHANGE IN CURRENT LIABILITIES AND PROVISIONS		
As per the Balance Sheet	1,346.04	1,743.62
Add / (Less): Provisions separately considered in the cash flow statement		
Income taxes	(546.43)	(313.49)
Dividends	(175.87)	(766.37)
Dividend tax	(24.67)	(98.19)
	599.07	565.57
Less: Opening balance considered	(565.57)	(320.07)
	33.50	245.50
18. INCOME TAXES PAID		
Charge as per the profit and loss account	325.30	227.00
Add: Increase in advance income taxes	53.29	(80.01)
Increase / (Decrease) in deferred taxes	(1.60)	(1.18)
Less: (Increase) / Decrease in income tax provision	(93.04)	(38.68)
	283.95	107.13
19. PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS		
As per schedule 3 to balance sheet*	679.85	302.95
Less: Opening capital work-in-progress	(203.48)	(76.56)
Add: Closing capital work-in-progress	317.52	203.48
	793.89	429.87
* Excludes Rs. 7.02 towards movement of land from leasehold to freehold		
20. INVESTMENTS IN / DISPOSAL OF SECURITIES *		
As per the balance sheet	1,328.70	1,027.38
Add: Provisions on investments	(0.10)	9.67
	1,328.60	1,037.05
Less: Investment in subsidiaries	(63.33)	(83.49)
Opening balance considered	(1,027.38)	(33.20)
	237.89	920.36
* Refer to Note 22.3.17 for investment and redemptions		
21. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		
As per the balance sheet	1,481.54	1,638.01
Add: Deposits with financial institutions and body corporate, included herein*	201.54	201.39
	1,683.08	1,839.40

* Refer to Note 22.3.23c on restricted cash

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Schedules to the financial statements for the year ended March 31, 2005

22. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited (Infosys or the company) along with its majority owned and controlled subsidiary, Progeon Limited, India (Progeon), and wholly-owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (Shanghai) Co. Limited (Infosys China) and Infosys Consulting, Inc., USA (Infosys Consulting), is a leading global information technology services company. The Company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry and business process management services.

22. 1 Significant accounting policies

22.1.1. Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (ICAI), the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an ongoing basis.

22.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses using external and internal sources whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset’s net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Actual results could differ from those estimates.

22.1.3. Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Lease rentals are recognized rateably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.

22.1.4. Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

22.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

22.1.6. Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. The management estimates the useful lives for the various fixed assets as follows:

Buildings 15 years

Plant and machinery 5 years

Computer equipment 2-5 years

Furniture and fixtures 5 years

Vehicles 5 years

Intellectual property rights 1-2 years

22.1.7. Retirement benefits to employees

22.1.7.a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective

Infosys | Annual Report 2004-05

employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and contributions are invested in specific designated instruments, as permitted by law. Investments are also made in mutual funds that invest in the specific designated instruments.

22.1.7.b. Superannuation

Certain employees of Infosys are also participants of a defined contribution plan. The company makes monthly contributions under the superannuation plan (the “Plan”) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The Plan provides for the payment of the aggregate contributions along with interest thereon at retirement, death, incapacitation or termination of employment. The company has no further obligations to the Plan beyond its monthly contributions.

22.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment. Both the employee and the company make monthly contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust equal to a specified percentage of the covered employee’s salary. Infosys also contributes to a government-administered pension fund on behalf of its employees. The interest rate payable by the trust to the beneficiaries every year is being notified by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

22.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company’s accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

22.1.10. Forward contracts in foreign currencies

The company uses foreign exchange forward contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract as an effective hedge, Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

22.1.11. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year.

22.1.12. Earnings per share

In determining earnings per share, the company considers the net profit after tax and includes the post tax effect of any extraordinary / exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issued effected prior to the approval of the financial statements by the Board of Directors.

22.1.13. Investments

Trade investments are the investments made to enhance the company’s business interests. Investments are either classified as current or long-term based on the Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

22.1.14. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the company are segregated. Cash flows in foreign

Infosys | Annual Report 2004-05

currencies are accounted at average monthly exchange rates that approximate the actual rates of exchange prevailing at the dates of the transactions.

22.2 Change in accounting policy

Accounting standard 11, “The effect of changes in foreign exchange rates”, was revised with effect from April 1, 2004 and prescribes accounting for foreign exchange forward contracts based on whether these are entered into for hedging purposes or for trading / speculation purposes. Further, it has been recently clarified that the revised standard does not cover forward exchange contracts entered in to hedge the foreign currency risk of a firm commitment or a highly probable forecast transaction. Up to March 31, 2004, such segregation was not required and the difference between the forward rate and the exchange rate on the date of the transaction was recognized as income or expense over the life of the contract.

The Company has adopted the revised accounting standard effective April 1, 2004 to the extent applicable in respect of outstanding foreign exchange forward contracts. The foreign exchange forward contracts constitute hedges from an economic perspective, and the Company has decided to account for these foreign exchange forward contracts based on their designation as ‘effective hedges’ or ‘not effective’. To designate a forward contract as an effective hedge, management objectively evaluates and evidences with appropriate supporting documentation at the inception of each forward contract, whether these forward contracts are effective in achieving offsetting cash flows attributable to the hedged risk or not. The gain or loss on effective hedges is recorded in the foreign currency fluctuation reserve until the hedged transactions occur and are then recognized in the profit and loss account. In the absence of designation as an effective hedge, the gain or loss is recognized in the profit and loss account.

Gains and losses on foreign exchange forward contracts are computed by multiplying the foreign currency amount of the foreign exchange forward contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period). The Company also assesses on an ongoing basis at the end of each reporting period whether hedges are designated as effective and prospectively reclassifies the hedge as necessary.

Consequent to the change in the accounting policy, the profits for the year ended March 31, 2005 are lower by Rs. 17.05 crore.

22.3 Notes on accounts

All amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous year’s figures have been regrouped / reclassified, wherever necessary to conform to the current year’s presentation.

22.3.1 Aggregate expenses

The aggregate amounts incurred on certain specific expenses that are required to be disclosed under Schedule VI to the Companies Act, 1956:

Year ended March 31,

2005 2004

Salaries and bonus including overseas staff expenses 3,075.20 2,295.83

Contribution to provident and other funds 86.11 56.27

Staff welfare 20.69 13.76

Overseas travel expenses 283.76 215.00

Consumables 13.55 9.13

Software packages

For own use 111.01 65.02

For service delivery to clients 15.27 16.04

Computer maintenance 14.01 11.91

Communication expenses 41.61 32.19

Technical sub-contractors 99.67 59.50

Technical sub-contractors – subsidiaries 252.22 50.39

Provision for post-sales client support and warranties 22.04 0.30

Travel and conveyance 46.64 23.70

Rent 33.68 38.88

Telephone charges 50.32 34.27

Professional charges 72.28 39.67

Printing and stationery 7.89 6.86

Advertisements 11.75 6.03

Office maintenance 42.95 29.07

Repairs to building 13.54 10.28

Repairs to plant and machinery 7.69 4.85

Power and fuel 40.20 28.72

Brand building 33.65 34.23

Insurance charges 29.31 23.84

Rates and taxes 8.03 5.46

Commission charges 24.67 7.27

Donations 21.09 14.29

Auditor’s remuneration

Statutory audit fees 0.36 0.31

Certification charges 0.03 0.03

Others 0.07 0.24

Out-of-pocket expenses 0.02 0.02

Provision for bad and doubtful debts 23.62 15.99

Provision for doubtful loans and advances 0.10 0.14

Bank charges and commission 1.09 0.75

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Infosys | Annual Report 2004-05

22.3.1 Aggregate expenses (contd.)

	Year ended March 31, 2005	2004
Commission to non-whole-time directors	1.24	1.49
Postage and courier	5.05	3.91
Books and periodicals	2.65	1.51
Research grants	0.84	0.54
Freight charges	0.72	0.84
Professional membership and seminar participation fees	6.06	3.57
Marketing expenses	10.52	5.99
Sales promotion expenses	1.03	0.69
Provision for taxation	329.59	227.00
Miscellaneous expenses	2.32	8.46
	4,864.14	3,404.24

22.3.2. Capital commitments and contingent liabilities

	As at March 31, 2005	2004
Estimated amount of unexecuted capital contracts (net of advances and deposits)	273.42	192.49
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	13.19	11.23
Claims against the company, not acknowledged as debts	16.45	4.53
Forward contracts outstanding		
In US $	US $349,000,000	US $143,000,000
Equivalent approximate in Rs.	Rs. 1,539.31	Rs. 643.93
Unamortized income	–	3.13

During the previous year, Ms. Jennifer Griffith, a former employee, filed a lawsuit against the company and its former director, Mr. Phaneesh Murthy. The lawsuit was served on the company during the quarter ended December 31, 2003. This matter has since been settled. Pursuant to the settlement agreement, all of Ms. Griffith's claims against the company have been released and the lawsuit has been dismissed with prejudice.

22.3.3 Quantitative details

The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

22.3.4. Imports (valued on the cost, insurance and freight basis)

	Year ended March 31, 2005	2004
Capital goods	130.87	70.64
Software packages	9.18	10.26
	140.05	80.90

22.3.5. Activity in foreign currency

	Year ended March 31, 2005	2004
Earnings in foreign currency (on receipts basis)		
Income from software services and products	6,103.02	4,531.54
Interest received on deposits with banks	2.00	1.02
Expenditure in foreign currency (on payments basis)		
Travel expenses	204.38	165.34
Professional charges	79.84	30.87
Other expenditure incurred overseas for software development	2,478.74	1,730.43
Net earnings in foreign currency (on the receipts and payments basis)		
Net earnings in foreign exchange	3,342.06	2,605.92

22.3.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:

	Year ended March 31, 2005	2004
Lease rentals recognized during the year	33.68	38.88

Lease obligations	As at March 31, 2005	2004
Within one year of the balance sheet date	19.51	25.04
Due in a period between one year and five years	64.72	56.74
Due after five years	23.99	4.82
	108.22	86.60

The operating lease arrangements extend for a maximum of ten years from their respective dates of inception and relate to rented overseas premises and car rentals. Some of these lease agreements have a price escalation clause.

Fixed assets stated provided on the operating lease to Progeon, a subsidiary company, as at March 31, 2005 and *2004*:

Particulars	Cost	Accumulated depreciation	Net book value
Building	12.57	2.83	9.74
	12.57	*1.99*	*10.58*
Plant and machinery	5.63	3.64	1.99
	5.44	*2.96*	*2.48*
Computers	1.29	1.24	0.05
	1.24	*1.07*	*0.17*
Furniture & fixtures	9.47	6.83	2.64
	9.16	*5.48*	*3.68*
Total	28.96	14.54	14.42
	28.41	*11.50*	*16.91*

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Infosys | Annual Report 2004-05

The aggregate depreciation charged on the above during the year ended March 31, 2005 amounted to Rs. 3.19 (Rs. 4.41 for the year ended March 31, 2004).

The company has non-cancelable operating leases on equipped premises leased to Progeon. The leases extend for periods between 36 months and 70 months from the date of inception. The lease rentals received are included as a component of sale of services (refer Note 22.3.7). Lease rental commitments from Progeon:

Lease rentals	As at March 31, 2005	As at March 31, 2004
Within one year of the balance sheet date	5.63	8.02
Due in a period between one year and five years	4.35	9.48
Due after five years	–	–
	9.98	17.50

The rental income from Progeon for the year ended March 31, 2005 amounted to Rs. 8.43 (Rs. 6.49 for the year ended March 31, 2004).

22.3.7. Related party transactions

List of related parties:

Name of the related party	Country	Nature of relationship
Progeon Limited	India	Majority-owned and controlled subsidiary
Infosys Technologies (Australia), Pty Limited	Australia	Wholly-owned subsidiary
Infosys Technologies (Shanghai) Co. Limited	China	Wholly-owned subsidiary
Infosys Consulting, Inc.	USA	Wholly-owned subsidiary

The details of the related party transactions entered into by the company, in addition to the lease commitments described in Note 22.3.6, for the year ended March 31, 2005 and *2004*:

Particulars	Progeon	Infosys Australia	Infosys China	Infosys Consulting
Capital transactions:				
Financing transactions	–	–	18.46	44.87
	12.25	*66.89*	*4.55*	*–*
Transfer of fixed assets	–	–	–	–
	–	*3.50*	*–*	*–*
Transfer of advances	–	–	–	–
	–	*2.33*	*–*	*–*
Rental deposit received	–	–	–	–
	1.61	*–*	*–*	*–*
Revenue transactions:				
Purchase of services	2.04	233.60	3.46	13.50
	0.70	*47.20*	*–*	*–*
Purchase of shared services including facilities and personnel	0.51	–	–	–
	–	*–*	*–*	*–*
Sale of services	0.13	–	–	1.34
	0.12	*2.93*	*–*	*–*
Sale of shared services including facilities and personnel	14.06	–	–	–
	12.70	*–*	*–*	*–*

Details of amounts due to or due from and maximum dues from subsidiaries:

Particulars	Progeon	Infosys Australia	Infosys China	Infosys Consulting
Sundry debtors	–	–	–	–
	–	*–*	*–*	*–*
Sundry creditors	–	–	0.94	–
	1.61	*11.34*	*–*	*–*
Loans and advances	–	–	2.24	–
	–	*–*	*0.85*	*–*
Maximum balances of loans and advances	0.45	–	2.95	1.44
	–	*–*	*0.85*	*–*

During the year ended March 31, 2005, an amount of Rs. 15.00 (Rs.12.00 for the year ended March 31, 2004) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

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Infosys | Annual Report 2004-05

22.3.8. Transactions with key management personnel

Key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2005 and *2004*:

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total remuneration
Chairman and Chief Mentor				
N. R. Narayana Murthy	0.12	0.04	0.15	0.31
	0.08	*0.04*	*0.10*	*0.22*
Chief Executive Officer, President and Managing Director				
Nandan M. Nilekani	0.12	0.04	0.16	0.32
	0.09	*0.04*	*0.10*	*0.23*
Chief Operating Officer and Deputy Managing Director				
S. Gopalakrishnan	0.12	0.05	0.15	0.32
	0.08	*0.04*	*0.10*	*0.22*
Whole-time directors				
K. Dinesh	0.12	0.04	0.15	0.31
	0.09	*0.04*	*0.10*	*0.23*
S. D. Shibulal	0.82	–	0.32	1.14
	0.76	*–*	*0.23*	*0.99*
Chief Financial Officer				
T. V. Mohandas Pai	0.17	0.05	0.36	0.58
	0.11	*0.04*	*0.16*	*0.31*
Srinath Batni	0.16	0.06	0.32	0.54
	0.10	*0.04*	*0.13*	*0.27*
Other senior management personnel				
Company Secretary				
V. Balakrishnan	0.12	0.04	0.39	0.55
	0.12	*0.04*	*0.22*	*0.38*

Particulars of remuneration and other benefits provided to key management personnel during the year ended March 31, 2005 and *2004*:

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-whole-time directors				
Deepak M. Satwalekar	0.18	–	0.01	0.19
	0.21	*0.01*	*0.01*	*0.23*
Marti G. Subrahmanyam	0.16	–	0.05	0.21
	0.19	*–*	*0.07*	*0.26*
Philip Yeo	0.12	–	–	0.12
	0.15	*–*	*0.01*	*0.16*
Jitendra Vir Singh	–	–	–	–
	0.08	*–*	*–*	*0.08*
Omkar Goswami	0.16	–	0.01	0.17
	0.18	*0.01*	*0.01*	*0.20*
Larry Pressler	0.15	–	–	0.15
	0.16	*–*	*0.01*	*0.17*
Rama Bijapurkar	0.16	0.01	0.01	0.18
	0.19	*0.01*	*0.01*	*0.21*
Claude Smadja	0.16	0.01	0.13	0.30
	0.12	*–*	*0.09*	*0.21*
Sridar A. Iyengar	0.16	–	0.10	0.26
	0.18	*0.01*	*0.13*	*0.32*

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Options granted to non-whole-time director during the year ended March 31, 2005 and 2004:

Name Sridar A. Iyengar Date of grant April 10, 2003 Option plan 1999 Number of options granted 8,000 Exercise price (in Rs.) 762.44 Expiration of options April 9, 2013

The aggregate managerial remuneration under Section 198 of the Companies Act, 1956, to the directors (including managing director) is:

Year ended March 31,

Particulars 2005 2004

Whole-time directors

Salary 1.75 1.43

Contributions to provident and other funds 0.31 0.28

Perquisites and incentives 2.04 1.14

Total remuneration 4.10 2.85

Non-whole-time directors

Commission 1.25 1.49

Sitting fees 0.05 0.04

Reimbursement of expenses 0.31 0.33

Total remuneration 1.61 1.86

During the year ended March 31, 2005, Progeon Limited, the majority-owned subsidiary of the company, has provided for commission of

Rs. 0.03 to a non-whole-time director of Infosys.

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-

time directors:

Year ended March 31,

Particulars 2005 2004

Net profit after tax from ordinary activities 1,904.38 1,243.47

Add:

1. Whole-time directors’ remuneration 3.53 2.47

2. Directors’ sitting fees 0.05 0.04

3. Commission to non-whole-time directors 1.25 1.49

4. Provision for bad and doubtful debts 23.62 15.99

5. Provision for doubtful loans and advances 0.10 0.14

6. Provision on investments (0.10) 9.67

7. Depreciation as per books of accounts 268.22 230.90

8. Provision for taxation 325.30 227.00

2,526.35 1,731.17

Less:

1. Depreciation as envisaged under Section 350 of the Companies Act * 268.22 230.90

2. Profit of a capital nature 45.19 –

Net profit on which commission is payable 2,212.94 1,500.27

Commission payable to non-whole-time directors:

Maximum allowed as per the Companies Act, 1956 at 1% 22.13 15.00

Maximum approved by the shareholders (0.5%) 11.06 7.50

Commission approved by the board 1.25 1.49

* The company depreciates fixed assets based on estimated useful lives that are lower than those implicit in Schedule XIV of the Companies Act,

1956. Accordingly, the rates of depreciation used by the company are higher than the minimum prescribed by the Schedule XIV.

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Infosys | Annual Report 2004-05

22.3.9. Research and development expenditure

	Year ended March 31, 2005	2004
Capital	–	1.48
Revenue	74.39	43.06
	74.39	44.54

22.3.10. Dues to small-scale industrial undertakings

As at March 31, 2005 and March 31, 2004, the company has no outstanding dues to small-scale industrial undertaking.

22.3.11. Stock option plans

The company currently has three stock option plans.

1994 Stock Option Plan ("the 1994 Plan")

The 1994 plan lapsed in fiscal 2000 and consequently, no further grants have since been made.

1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998. The Government of India approved 58,80,000 ADSs representing 58,80,000 equity shares for issue under the Plan. The options may be issued at an exercise price that is not less than 90% of the fair market value of the underlying equity share on the date of the grant. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the

	Year ended March 31, 2005	2004
Options outstanding, beginning of year	38,71,010	50,06,812
Granted	–	1,91,800
Less: Exercised	5,85,800	5,17,740
Forfeited	2,30,920	8,09,862
Options outstanding, end of year	30,54,290	38,71,010

1999 Stock Option Plan ("the 1999 Plan")

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 2,64,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the

	Year ended March 31, 2005	2004
Options outstanding, beginning of year	1,83,62,120	2,02,44,684
Granted	–	7,71,200
Less: Exercised	34,20,525	10,74,172
Forfeited	8,86,658	15,79,592
Options outstanding, end of year	1,40,54,937	1,83,62,120

The aggregate options considered for dilution are set out in Note 22.3.21

22.3.12. Pro forma disclosures relating to the Employee Stock Option Plans ("ESOPs")

The Securities and Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines in 1999, applicable to stock option schemes established on or after June 19, 1999. Under these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant over the exercise price of the options, is to be recognized and amortized on a straight-line basis over the vesting period. All options under the 1998 and 1999 stock option plans have been issued at fair market value.

The company's 1994 stock option plan was established prior to the SEBI guidelines on stock options.

Had the stock compensation costs for the 1994 stock option plan been determined as per the guidelines issued by SEBI, the company's reported net profit would have been reduced to the pro forma amounts as under:

	Year ended March 31, 2005	2004
Net profit:		
As reported	1,904.38	1,243.47
Adjusted pro forma	1,904.38	1,230.57

22.3.13. Income taxes

The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of Infosys' operations are conducted through Software Technology Parks (STPs). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

22.3.14. Cash and bank balances

Details of balances as at balance sheet dates and the maximum balances during the year with non-scheduled banks:

Balances with non-scheduled banks	As at March 31, 2005	2004
In current accounts		
ABN Amro Bank, Taipei, Taiwan	0.02	0.94
Bank of America, Palo Alto, USA	125.34	108.03
Bank of China, Beijing, China	0.02	0.03
Bank of Melbourne, Melbourne, Australia	–	0.23
Citibank NA, Melbourne, Australia	2.91	20.21
Citibank NA, Hong Kong	–	0.09
Citibank NA, Singapore	0.35	0.47
Citibank NA, Sydney, Australia	–	0.04
Citibank NA, Tokyo, Japan	2.02	0.08
Citibank NA, Sharjah, UAE	0.03	0.03
Deutsche Bank, Brussels, Belgium	0.57	3.30
Deutsche Bank, Frankfurt, Germany	6.04	2.03
Deutsche Bank, Amsterdam, Netherlands	0.15	0.05
Deutsche Bank, Paris, France	1.22	0.30
Deutsche Bank, Zurich, Switzerland	4.20	0.40
HSBC Bank PLC, Croydon, UK	4.75	11.17
ICICI Bank UK Ltd., London, UK	29.43	–
ICICI Bank, Toronto, Canada	2.39	–
Nordbanken, Stockholm, Sweden	0.12	0.02
Nova Scotia Bank, Toronto, Canada	–	5.33
Royal Bank of Canada, Toronto, Canada	10.32	6.21
UFJ Bank, Tokyo, Japan	0.32	0.22
Svenska Handels Bank, Stockholm, Sweden	0.35	0.26
	190.54	159.44

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Maximum balance with non-scheduled banks during the year	Year ended March 31, 2005	2004
In current accounts		
ABN Amro Bank, Taipei, Taiwan	0.96	0.96
Bank of America, Palo Alto, USA	252.58	263.45
Bank of America, Dallas, USA	–	6.98
Bank of China, Beijing, China	0.10	0.13
Bank of Melbourne, Melbourne, Australia	0.23	3.20
Citibank NA, Melbourne, Australia	75.12	20.21
Citibank NA, Hong Kong	0.35	0.41
Citibank NA, Singapore	0.48	0.57
Citibank NA, Sydney, Australia	0.04	15.31
Citibank NA, Tokyo, Japan	9.71	5.74
Citibank NA, Sharjah, UAE	0.19	0.11
Deutsche Bank, Brussels, Belgium	33.16	18.24
Deutsche Bank, Frankfurt, Germany	47.72	22.37
Deutsche Bank, Amsterdam, Netherlands	1.05	1.69
Deutsche Bank, Paris, France	3.96	2.97
Deutsche Bank, Zurich, Switzerland	9.01	14.69
Fleet Bank (Bank of Boston), Boston, USA	–	0.97
HSBC Bank PLC, Croydon, UK	47.30	38.00
ICICI Bank UK Ltd., London, UK	30.87	–
ICICI Bank, Toronto, Canada	2.45	–
Merrill Lynch Esop A/C, Fremont, USA	28.57	–
National Bank of Sharjah, UAE	–	0.08
Nordbanken, Stockholm, Sweden	0.27	0.41
Nova Scotia Bank, Toronto, Canada	8.68	8.69
Royal Bank of Canada, Toronto, Canada	17.41	10.09
Svenska Handels Bank, Stockholm, Sweden	2.95	4.25
UFJ Bank, Tokyo, Japan	0.71	2.67

The cash and bank balances include interest accrued but not due on fixed deposits amounting to Rs. 9.93 for the year ended March 31, 2005 (Rs. 7.28 for the year ended March 31, 2004).

22.3.15. Loans and advances

"Advances" mainly comprises pre-paid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions:

	As at March 31, 2005	2004
Deposits with financial institutions:		
Housing Development Finance Corporation Limited (HDFC)	201.54	201.39
Life Insurance Corporation of India	66.39	–
	267.93	201.39
Interest accrued but not due (included above)	1.54	1.39

Maximum balance held as deposits with financial institutions and a body corporate:

	Year ended March 31, 2005	2004
Deposits with financial institutions:		
Housing Development Finance Corporation Limited (HDFC)	201.54	201.70
Life Insurance Corporation of India	66.39	–
Deposit with body corporate:		
GE Capital Services India Limited	–	151.82

Mr. Deepak M. Satwalekar, Director, is also Director of HDFC. Except as director in the financial institution, he has no direct interest in any transaction.

22.3.16. Fixed assets

Profit / (loss) on disposal of fixed assets

	Year ended March 31, 2005	2004
Profit on disposal of fixed assets, included in miscellaneous income	0.36	0.04
(Loss) on disposal of fixed assets, included in miscellaneous expenses	(0.93)	–
Profit / (loss) on disposal of fixed assets, net	(0.57)	0.04

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each

	Year ended March 31, 2005	2004
Charged during the year	40.08	28.61

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land – leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has the possession certificate for which sale deeds are yet to be executed as at March 31, 2005.

During the year ended March 31, 2004, the management reduced the remaining estimated useful life of the intellectual property in a commercial software application product to three months, effective August 2003 and treasury management product to two months, effective November 2003. The revised estimation represents the management's present evaluation of the expected future commercial benefits from these products. The revision has resulted in an increased charge to the profit and loss account of Rs. 20.28 during the year ended March 31, 2004.

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Infosys | Annual Report 2004-05

22.3.17. Details of Investments

	As at March 31, 2005	As at March 31, 2004
Long-term investments		
Yantra Corporation, USA,		
Nil (20,00,000) common stock at US $0.20 each, fully paid, par value US $0.01 each	–	1.42*
Nil (55,00,000) Fully paid warrant to purchase 55,00,000 common stock, at US $0.19 each, exercise price of US $0.01 each	–	3.91*
Nil (6,36,363) Series A convertible preferred stock, at US $0.75 each, fully paid, par value US $0.01 each	–	1.73*
CiDRA Corporation, USA		
12,752 (12,752) Series D convertible preferred stock at US $90 each, fully paid, par value US $0.01 each	5.11*	5.11*
72,539 (72,539) Class A common stock, par value US $0.001 each	–	–
2,139 (2,139) Non voting redeemable preferred stock, par value US $0.01 each	–	–
CyVera Corporation, USA		
25,641 (25,641), Series A preferred stock par value $0.001	–	–
Asia Net Media (BVI) Ltd., the British Virgin Islands		
Nil (3,00,00,000) ordinary shares at US $0.05 each, fully paid, par value US $0.01 each	–	6.85*
OnMobile Systems Inc., (formerly Onscan Inc.) USA		
1,00,000 (1,00,000) common stock at US $0.4348 each, fully paid, par value US $0.001 each	0.20*	0.20*
1,00,000 (1,00,000) Series A voting convertible preferred stock at US $0.4348 each, fully paid, par value US $0.001 each	0.20*	0.20*
44,00,000 (44,00,000) Series A non-voting convertible preferred stock at US $0.4348 each, fully paid, par value US $0.001 each	8.55*	8.55*
M-Commerce Ventures Pte. Ltd., Singapore		
100 (100) ordinary shares of Singapore $1 each, fully paid, par value Singapore $1 each	–	–
684 (684) redeemable preference shares of Singapore $1, fully paid, at a premium of Singapore $1,110 per redeemable preferred stock	2.04	2.04
216 (216) redeemable preference shares of Singapore $1, fully paid, par value Singapore $1 each	–	–
The Saraswat Co-operative Bank Limited, India		
1,035 (1,035) equity shares of Rs. 10 each, fully paid, par value Rs. 10	–	–
	16.10	30.01

* Investments that are provided for in whole or in part

Current investments – Liquid Mutual Funds, India

	Number of units as at March 31, 2005	Number of units as at March 31, 2004	As at March 31, 2005	As at March 31, 2004
Birla Cash Plus Fund	9,24,76,122	9,99,03,547	99.95	99.92
Deutsche Bank Insta-Cash Fund	4,99,57,408	2,46,26,175	50.02	25.00
DSP Merrill Lynch Liquidity Fund	6,05,17,461	4,03,72,579	75.08	50.08
Grindlays Cash Fund	7,07,47,373	9,43,07,163	74.97	99.95
HDFC Liquid Fund	8,36,11,057	7,11,51,648	100.16	85.00
HSBC Cash Fund	7,48,98,088	4,78,71,898	74.94	49.97
JM High Liquidity Fund	7,69,31,305	9,97,76,708	76.99	99.99
Kotak Mahindra Liquid Fund	8,97,41,740	9,97,12,325	90.00	99.98
Principal Cash Management Fund	5,49,75,911	5,49,47,898	55.00	55.00
Prudential ICICI Liquid Plan	8,37,14,699	8,37,14,699	99.79	99.77
Reliance Liquid Fund Treasury Plan	5,30,22,669	3,93,95,110	85.26	59.90
SBI Insta Cash Fund	2,38,20,119	2,37,55,900	25.02	25.02
Templeton India Treasury Management Account	9,49,782	4,42,156	95.02	55.02
UTI Liquid Cash Plan	4,94,901	2,49,23,733	50.23	25.00
TLSM Tata Liquid Super High Inv Fund – Monthly Dividend	6,24,358	–	70.15	–
LICMF Liquid Fund – Dividend Plan	4,15,28,325	–	45.00	–
			1,167.59	929.60
At cost			732.86	490.02
At fair value			434.73	439.58
			1,167.59	929.60

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Infosys | Annual Report 2004-05

Details of investments in and disposal of securities during the year ended March 31, 2005 and 2004:

	Year ended March 31,	
	2005	2004
Investment in securities		
Subsidiaries	63.33	83.49
Long-term investments	–	0.54
Liquid mutual funds	355.67	930.03
	419.00	1,014.06
Redemption / Disposal of securities		
Subsidiaries	–	–
Long-term investments	–	10.21
Liquid mutual funds	117.78	–
	117.78	10.21
Net movement in investments	301.22	1,003.85

Particulars of investments made during the year ended March 31, 2005 and 2004:

Particulars of investee companies	Year ended March 31,	
	2005	2004
Progeon Limited, India	–	12.25
Infosys Technologies (Shanghai) Co. Limited, China	18.46	4.55
Infosys Technologies (Australia) Pty. Limited, Australia	–	66.69
Infosys Consulting, Inc., USA	44.87	–
M-Commerce Ventures Pte. Limited, Singapore*	–	(0.07)
	63.33	83.42

* Net of redemptions

Investment purchased and sold during the year

Name of the fund	Face value Rs. /-	Units	Cost
Birla Cash Plus – institutional dividend plan	10.00	2,49,46,117	26.55

Subsidiaries

On April 8, 2004, the Board approved the formation of a new wholly-owned subsidiary, Infosys Consulting, Inc., incorporated in Texas, USA (Infosys Consulting) to enhance business consulting revenues in Infosys' Global Delivery Model. The Board approved an investment of up to US $20 million in Infosys Consulting. As of March 31, 2005, the company had invested US $10 million (Rs. 44.87) in the subsidiary.

On January 2, 2004, the company acquired 100% of equity in Expert Information Services Pty Limited, Australia. The transaction value approximates Aus $32.0 million (US $24.32 million or Rs. 110.90). The consideration comprises a payment in cash on conclusion, an earn-out on achieving financial conditions over a three-year period ending March 31, 2007, and the release of the balance retained in escrow for representations and warranties made by the selling share holders. The acquired company has been renamed Infosys Technologies (Australia) Pty. Limited. As of March 31, 2005, the company had invested (Rs. 66.69) for 1,01,08,869 equity shares of Aus $0.11 par value, fully paid.

On October 10, 2003, the company set up a wholly-owned subsidiary in the People's Republic of China named Infosys Technologies (Shanghai) Co. Limited. The subsidiary will be capitalized at US $5 million (Rs. 22.78). As of March 31, 2005, the company had invested US $5.0 million (Rs. 23.01) in the subsidiary.

Infosys holds 99.54% of the equity share capital of Progeon. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, Citicorp International Finance Corporation (CIFC) and Progeon. 122,49,993 equity shares have been issued to Infosys in April 2002 and 1,22,50,000 in March 2004 for an aggregate consideration of Rs. 24.50. Pursuant to the agreement, CIFC has been issued 4,375,000 0.0005% cumulative convertible preference shares each on June 30, 2002 and March 31, 2004 for an aggregate consideration of Rs. 93.80. The preference shares are convertible to an equal number of equity shares based on certain events as agreed between the company and CIFC.

Other investments

During the year ended March 31, 2004, the Company invested Rs. 0.54 in M-Commerce Ventures Pte. Limited, Singapore (M-Commerce) for 20 ordinary shares of face value Singapore $ ("S $") 1/- each, fully paid at par and 180 redeemable preference shares of face value S $1/- each, fully paid for a premium of S $1,110. The company also received Rs. 0.61 towards return of premium of S $1,110/- each on 216 redeemable preference shares of face value of S $1/- each during the year. Accordingly, the aggregate investment in M-Commerce as at March 31, 2005 amounts to Rs. 2.04.

During the year ended March 31, 2004, the company received from CiDRA Corporation, USA (CiDRA), an amount of Rs. 6.05 in cash; 72,539 Class A common stock of par value US $0.001 each of CiDRA, 2,139 Non-voting redeemable preferred stock of par value US $0.01 each of CiDRA, 12,921, Series A preferred stock par value $0.001 of CyVera Corporation, USA on a buy back offer. The company also received 12,720 Series A preferred stock par value $0.001 of CyVera Corporation, USA, due to the company's holding in CiDRA.

During the year ended March 31, 2004, Infosys received Rs. 3.22 from Workadia Inc. and Rs. 0.47 from Stratify Inc. towards recovery of the amounts invested. The remainder of the investment was written-off during the year ended March 31, 2004.

Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The amount of provision made on trade investments during the year ended March 31, 2005 amounted to Rs. nil (Rs. 9.24 during the year ended March 31, 2004).

The company provided Rs. (0.10) during the year ended March 31, 2005 (Rs. 0.43 during the year ended March 31, 2004) on revision of the carrying amount of non-trade current investments to fair value.

22.3.18. Segment reporting

The company's operations predominantly relate to providing IT services, delivered to customers globally operating in various industry segments. Accordingly, IT service revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

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Infosys | Annual Report 2004-05

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

22.3.19. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2005 the company has provided for doubtful debts of Rs. 8.24 (Rs 4.29 as at March 31, 2004) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

Industry segments

Year ended March 31, 2005 and *2004*

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	2,335.37	1,020.83	1,233.96	696.16	1,573.34	6,859.66
	1,722.08	*716.47*	*774.83*	*563.16*	*984.35*	*4,760.89*
Identifiable operating expenses	974.59	441.54	570.97	277.09	638.06	2,902.25
	728.69	*311.01*	*317.93*	*210.29*	*413.33*	*1,981.25*
Allocated expenses	555.81	242.81	293.71	165.44	374.53	1,632.30
	433.73	*180.08*	*193.52*	*141.58*	*247.08*	*1,195.99*
Segmental operating income	804.97	336.48	369.28	253.63	560.75	2,325.11
	559.66	*225.38*	*263.38*	*211.29*	*323.94*	*1,583.65*
Unallocable expenses						268.22
						230.90
Operating income						2,056.89
						1,352.75
Other income (expense), net						127.60
						117.72
Net profit before taxes						2,184.49
						1,470.47
Income taxes						325.30
						227.00
Net profit after taxes						1,859.19
						1,243.47

Geographic segments

Year ended March 31, 2005 and *2004*

	North America	Europe	India	Rest of the World	Total
Revenues	4,515.70	1,524.08	133.75	686.13	6,859.66
	3,401.42	*913.84*	*66.20*	*379.43*	*4,760.89*
Identifiable operating expenses	1,877.69	594.17	37.29	393.10	2,902.25
	1,422.01	*371.35*	*18.25*	*169.64*	*1,981.25*
Allocated expenses	1,074.60	362.70	31.88	163.12	1,632.30
	856.13	*229.10*	*16.73*	*94.03*	*1,195.99*
Segmental operating income	1,563.41	567.21	64.58	129.91	2,325.11
	1,123.28	*313.39*	*31.22*	*115.76*	*1,583.65*
Unallocable expenses					268.22
					230.90
Operating income					2,056.89
					1,352.75
Other income (expense), net					127.60
					117.72
Net profit before taxes					2,184.49
					1,470.47
Income taxes					325.30
					227.00
Net profit after taxes					1,859.19
					1,243.47

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22.3.20. Dividends remitted in foreign currencies

Infosys does not make any direct remittances of dividends in foreign currency. The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:

Particulars	Number of shares to which the dividends relate	Year ended March 31, 2005	2004
Final dividend for Fiscal 2003	21,60,870	–	3.13
Interim dividend for Fiscal 2004	51,78,450	–	7.51
Final and one-time special dividend for Fiscal 2004	52,92,612	60.87	–
Interim dividend for Fiscal 2005	2,12,44,988	10.62	–

22.3.21. Reconciliation of basic and diluted shares used in computing earnings per share

At the annual general meeting held on June 12, 2004, the shareholders approved the issue of bonus shares in the ratio of three bonus shares for every share held. The record date for the bonus issue was July 2, 2004 and shares were allotted on July 3, 2004. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

	Year ended March 31, 2005	2004
Number of shares considered as basic weighted average shares outstanding	26,84,20,167	26,54,47,776
Add: Effect of dilutive issues of shares / stock options	71,63,377	33,39,240
Number of shares considered as weighted average shares and potential shares outstanding	27,55,83,543	26,87,87,016

22.3.22. Exceptional item

During the year ended March 31, 2005 the company sold its entire investment in Yantra Corporation, USA (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49.48 representing 90% of the consideration has been received by the company and the balance amount has been deposited in Escrow to indemnify any contractual contingencies. The unutilised balance in the escrow account, if any, is eligible for release in April, 2006. The income arising thereof amounted to Rs. 45.19 (net of taxes) and is disclosed separately as exceptional item.

The carrying value of the company's investment was Rs. Nil since a provision of Rs. 7.06 had been made in earlier years to recognise losses incurred by Yantra in excess of the company's contribution to capital. Accordingly the realised gain on disposal of investment of Rs. 45.19, net of taxes of Rs. 4.29 has been recognised in the profit and loss account and being of a non recurring nature has been disclosed in the statement of profit and loss account as an "exceptional item".

22.3.23. Cash flow statement

22.3.23.a.

The balance of cash and cash equivalents includes Rs. 3.33 as at March 31, 2005 (Rs. 1.98 as at March 31, 2004) set aside for payment of dividends. Also, an amount of Rs. nil has been retained in escrow as at March 31, 2005 (Rs. 0.04 as at March 31, 2004).

22.3.23.b.

During the year ended March 31, 2005, Infosys issued bonus shares at the ratio of three equity shares for each equity share in India and a stock dividend of two ADSs for each ADS in USA. The ratio of shares to ADS was also changed from 1:2 to 1:1. Consequently, the share capital of the company stands increased by Rs. 100.30. The bonus shares were issued by capitalization of general reserves.

22.3.23.c

Deposits with financial institutions and body corporate as at March 31, 2005 include an amount of Rs. 66.39 (Rs. nil as at March 31, 2004) deposited with Life Insurance Corporation of India to settle employee benefit / leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

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Infosys | Annual Report 2004-05

Balance sheet abstract and company's general business profile

Registration details: Registration No.13115 State code 08

Balance sheet date	Mar 31, 2005
	in Rs. thousand, except per share data
Capital raised during the year	
Public issue	–
Rights issue	–
Bonus issue	–
Private placement	–
Preferential offer of shares under Employee Stock Option Plan scheme *	440,46,79
Position of mobilization and deployment of funds	
Total liabilities	5241,72,55
Total assets	5241,72,55
Sources of funds	
Paid-up capital	135,28,54
Reserves and surplus	5106,44,01
Secured loans	–
Unsecured loans	–
Application of funds	
Net fixed assets	1494,42,29
Investments	1328,68,97
Net current assets	2384,58,29
Deferred tax assets	34,03,00
Miscellaneous expenditure	–
Accumulated losses	–
Performance of company	
Income from software services and products	6859,66,02
Other income	127,49,28
Total income	6987,15,30
Total expenditure	4802,66,19
Profit / loss before tax	2184,49,11
Profit / loss after tax **	1904,38,26
Earnings per share before exceptional item (Basic) (Rs.)	69.26
Earnings per share before exceptional item (Diluted) (Rs.)	67.46
Dividend rate (%) (Equity share of par value Rs. 5/- each)	230
Generic names of principal products / services of the company	
Item code No. (ITC code)	85 24 90 09
Product description	Computer software

* *Issue of shares arising on the exercise of options granted to employees under the company's*

1998 ADS Plan	5,69,579
1999 Plan	27,55,812

** *Includes exceptional item (net of tax) of Rs. 45,19,15*

N. R. Narayana Murthy *Chairman and Chief Mentor*	Nandan M. Nilekani *Chief Executive Officer, President and Managing Director*	S. Gopalakrishnan *Chief Operating Officer and Deputy Managing Director*	Deepak M. Satwalekar *Director*
Marti G. Subrahmanyam *Director*	Philip Yeo *Director*	Omkar Goswami *Director*	Larry Pressler *Director*
Rama Bijapurkar *Director*	Claude Smadja *Director*	Sridar A. Iyengar *Director*	K. Dinesh *Director*
S. D. Shibulal *Director*	T. V. Mohandas Pai *Director and Chief Financial Officer*	Srinath Batni *Director*	V. Balakrishnan *Company Secretary and Senior Vice President – Finance*

Bangalore
April 14, 2005

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Infosys | Annual Report 2004-05

Statement pursuant to Section 212 of the Companies Act, 1956, relating to subsidiary companies

	Name of the subsidiary	Progeon Limited	Infosys Technologies (Australia) Pty. Ltd.	Infosys Technologies (Shanghai) Co. Ltd.	Progeon S.R.O (Czech Republic)	Infosys Consulting, Inc.
1	Financial period ended	Mar 31, 2005	Mar 31, 2005	Dec 31, 2004	Mar 31, 2005	Mar 31, 2005
2	Holding company's interest	99.54% in equity shares	100% in equity shares	100% in capital	99.54% in equity shares	100% in equity shares
3	Shares held by the holding company in the subsidiary	2,44,99,993 equity shares of Rs. 10 each fully paid up amounting to Rs. 24.50 crore	1,01,08,869 shares amounting to Rs. 66.69 crore	Rs. 23.01 crore		1,00,00,000 shares amounting to Rs. 44.87 crore
4	The net aggregate of profits or losses for the current period of the subsidiary so far as it concerns the members of the holding company					
	a. dealt with or provided for in the accounts of the holding company	Nil	Nil	Nil	Nil	Nil
	b. not dealt with or provided for in the accounts of the holding company	Profit: Rs. 33.32 crore	Loss: Rs. 1.28 crore	Loss: Rs. 8.39 crore	Loss: Rs. 3.26 crore	Loss: Rs. 33.03 crore
5	The net aggregate of profits or losses for previous financial years of the subsidiary so far as it concerns the members of the holding company					
	a. dealt with or provided for in the accounts of the holding company	Nil	Nil	Nil	Nil	NA
	b. not dealt with or provided for in the accounts of the holding company	Loss: Rs. 3.74 crore	Profit: Rs. 1.15 crore	Loss: Rs. 0.40 crore	NA	NA

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

Deepak M. Satwalekar
Director

Marti G. Subrahmanyam
Director

Philip Yeo
Director

Omkar Goswami
Director

Larry Pressler
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

K. Dinesh
Director

S. D. Shibulal
Director

T. V. Mohandas Pai
Director and Chief Financial Officer

Srinath Batni
Director

V. Balakrishnan
Company Secretary and Senior Vice President – Finance

Bangalore
April 14, 2005

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Infosys | Annual Report 2004-05

Statement regarding subsidiary companies as of March 31, 2005 in Rs. crore

Name of the subsidiary company	Issued and subscribed share capital	Reserves	Total assets	Total liabilities	Investments Long-term	Investments Current	Investments Total	Turnover	Profit / (loss) before taxation	Provision for taxation	Profit / (loss) after taxation	Proposed dividend
Progeon Limited	112.11	35.84	147.95	147.95	0.21	41.15	41.36	189.29	33.91	0.59	33.32	–
Infosys Technologies (Australia) Pty. Ltd.	3.74	22.06	25.80	25.80	–	–	–	303.23	(1.63)	(0.35)	(1.28)	–
Infosys Technologies (Shanghai) Co. Ltd.	21.89	(8.57)	13.32	13.32	–	–	–	8.19	(8.39)	–	(8.39)	–
Progeon S.R.O (Czech Republic)	0.25	(3.26)	1.49	1.49	–	–	–	1.93	(3.26)	–	(3.26)	–
Infosys Consulting Inc.	43.62	(31.95)	11.67	11.67	–	–	–	21.11	(32.99)	0.04	(33.03)	–

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

Deepak M. Satwalekar
Director

Marti G. Subrahmanyam
Director

Philip Yeo
Director

Omkar Goswami
Director

Larry Pressler
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

K. Dinesh
Director

S. D. Shibulal
Director

T. V. Mohandas Pai
Director and Chief Financial Officer

Srinath Batni
Director

V. Balakrishnan
Company Secretary and Senior Vice President – Finance

Bangalore
April 14, 2005

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Consolidated financial statements of Infosys Technologies Limited and its subsidiaries

Auditors’ report to the board of directors on the consolidated financial statements of Infosys Technologies Limited and its subsidiaries

We have audited the attached consolidated balance sheet of Infosys Technologies Limited (the Company) and its subsidiaries (collectively called ‘the Infosys Group’) as at March 31, 2005, the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India: (a) in the case of the consolidated balance sheet, of the state of affairs of the Infosys Group as at March 31, 2005; (b) in the case of the consolidated profit and loss account, of the profit of the Infosys Group for the year ended on that date; and (c) in the case of the consolidated cash flow statement, of the cash flows of the Infosys Group for the year ended on that date.

for BSR & Co.

(formerly Bharat S Raut & Co.)

Chartered Accountants

S. Balasubrahmanyam Bangalore Partner

April 14, 2005 Membership No. 53315

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Infosys | Annual Report 2004-05

Consolidated balance sheet as at

in Rs. crore

	Schedule	March 31, 2005	March 31, 2004
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share capital	1	135.29	33.32
Reserves and surplus	2	5,089.82	3,216.26
		5,225.11	3,249.58
MINORITY INTERESTS		0.14	–
PREFERENCE SHARES ISSUED BY SUBSIDIARY	3	93.51	93.56
		5,318.76	3,343.14
APPLICATIONS OF FUNDS			
FIXED ASSETS	4		
Original cost		2,287.31	1,633.65
Less: Depreciation and amortization		1,030.83	809.84
Net book value		1,256.48	823.81
Add: Capital work-in-progress		317.67	208.05
		1,574.15	1,031.86
INVESTMENTS	5	1,210.78	945.45
DEFERRED TAX ASSETS	6	44.37	39.97
CURRENT ASSETS, LOANS AND ADVANCES			
Sundry debtors	7	1,322.00	651.45
Cash and bank balances	8	1,575.58	1,721.51
Loans and advances	9	1,024.44	721.05
		3,922.02	3,094.01
LESS: CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	10	656.02	581.72
Provisions	11	776.54	1,186.43
NET CURRENT ASSETS		2,489.46	1,325.86
		5,318.76	3,343.14
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23		

The schedules referred to above form an integral part of the consolidated balance sheet.

As per our report attached.

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

S. Balasubrahmanyam
Partner
Membership No. 53315

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

Deepak M. Satwalekar
Director

Marti G. Subrahmanyam
Director

Philip Yeo
Director

Omkar Goswami
Director

Larry Pressler
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

K. Dinesh
Director

S. D. Shibulal
Director

T. V. Mohandas Pai
Director and Chief Financial Officer

Srinath Batni
Director

V. Balakrishnan
Company Secretary and Senior Vice President – Finance

Bangalore
April 14, 2005

74 | Think Scale

Infosys | Annual Report 2004-05

Consolidated profit and loss account for the year ended

in Rs. crore, except per share data

	Schedules	March 31, 2005	March 31, 2004
INCOME – Software services, products and business process management			
Overseas		6,996.16	4,786.72
Domestic		133.49	66.23
		7,129.65	4,852.95
Software development and business process management expenses	12	3,764.66	2,538.67
GROSS PROFIT		3,364.99	2,314.28
Selling and marketing expenses	13	461.00	350.90
General and administration expenses	14	568.98	369.19
		1,029.98	720.09
OPERATING PROFIT before interest, depreciation, amortization, minority interests and exceptional item		2,335.01	1,594.19
Interest		–	–
Depreciation and amortization		286.92	236.73
OPERATING PROFIT after interest, depreciation, amortization and before minority interests and exceptional item		2,048.09	1,357.46
Other income	15	123.90	123.38
Provision for investments		(0.10)	9.67
NET PROFIT before tax, minority interests and exceptional item		2,172.09	1,471.17
Provision for taxation on the above	16	325.58	227.54
NET PROFIT after tax and before minority interests and exceptional item		1,846.51	1,243.63
Exceptional item – Income from sale of investment in Yantra Corporation (net of taxes)		45.19	–
NET PROFIT after tax and exceptional item and before minority interests		1,891.70	1,243.63
Minority interests		0.03	–
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND MINORITY INTERESTS		1,891.67	1,243.63
Balance brought forward		70.67	–
Less: Residual dividend paid for fiscal 2004		2.31	–
Additional dividend tax		2.27	–
		66.09	–
AMOUNT AVAILABLE FOR APPROPRIATION		1,957.76	1,243.63
DIVIDEND			
Interim		133.93	96.09
Final		175.87	99.96
One-time special dividend		–	666.41
Total dividend		309.80	862.46
Dividend tax		42.17	110.50
Amount transferred to general reserve		190.44	200.00
Balance in profit and loss account		1,415.35	70.67
		1,957.76	1,243.63
EARNINGS PER SHARE*			
(Equity shares of par value Rs. 5/- each)			
Before exceptional items			
Basic		68.79	46.85
Diluted		67.00	46.27
After exceptional items			
Basic		70.48	46.85
Diluted		68.64	46.27
Number of shares used in computing earnings per share			
Basic		26,84,20,167	26,54,47,776
Diluted		27,55,83,543	26,87,87,016
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23		

* *Refer to Note 23.3.19*

The schedules referred to above form an integral part of the consolidated profit and loss account.

As per our report attached.

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

S. Balasubrahmanyam
Partner
Membership No. 53315

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

Deepak M. Satwalekar
Director

Marti G. Subrahmanyam
Director

Philip Yeo
Director

Omkar Goswami
Director

Larry Pressler
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

K. Dinesh
Director

S. D. Shibulal
Director

T. V. Mohandas Pai
Director and Chief Financial Officer

Srinath Batni
Director

V. Balakrishnan
Company Secretary and Senior Vice President – Finance

Bangalore
April 14, 2005

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Infosys | Annual Report 2004-05

Consolidated cash flow statement for the year ended

in Rs. crore

	Schedules	March 31, 2005	March 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net profit before tax and exceptional item		2,172.09	1,471.17
Adjustments to reconcile net profit before tax to cash provided by operating activities			
(Profit) / Loss on sale of fixed assets		0.57	0.41
Depreciation and amortization		286.92	236.73
Interest and dividend income		(114.12)	(102.23)
Provisions on investments		(0.10)	9.67
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(4.37)	4.91
Changes in current assets and liabilities			
Sundry debtors		(670.55)	(132.80)
Loans and advances	17	(103.98)	(17.67)
Current liabilities and provisions	18	98.74	262.20
Income taxes paid during the year	19	(293.86)	(108.60)
Net cash generated by operating activities		1,371.34	1,623.79
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of fixed assets and change in capital work-in-progress	20	(830.74)	(425.86)
Acquisition of Expert Information Services Pty. Limited, Australia		–	(66.68)
Proceeds on disposal of fixed assets		0.96	1.43
Investments in securities	21	(265.23)	(934.17)
Interest and dividend income		114.12	102.23
Cash flow before exceptional items		(980.89)	(1,323.05)
Exceptional item – Income from sale of investment in Yantra Corporation		49.48	–
Less: Tax on the above		4.29	–
Net income from sale of investment in Yantra Corporation		45.19	–
Net cash used in investing activities		(935.70)	(1,323.05)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from the issue of preference share capital		(0.05)	44.56
Proceeds from issuance of share capital on exercise of stock options (Refer to Note 23.3.21.b)		440.85	122.27
Dividends paid during the year, including dividend tax		(1,020.57)	(216.75)
Net cash used in financing activities		(579.77)	(49.92)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		4.04	(5.76)
Net (decrease) / increase in cash and cash equivalents		(140.09)	245.06
Cash and cash equivalents at the beginning of the year		1,929.36	1,684.30
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	22	1,789.27	1,929.36
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23		

The schedules referred to above form an integral part of the consolidated cash flow statement.

As per our report attached.

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

S. Balasubrahmanyam
Partner
Membership No. 53315

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

Deepak M. Satwalekar
Director

Marti G. Subrahmanyam
Director

Philip Yeo
Director

Omkar Goswami
Director

Larry Pressler
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

K. Dinesh
Director

S. D. Shibulal
Director

T. V. Mohandas Pai
Director and Chief Financial Officer

Srinath Batni
Director

V. Balakrishnan
Company Secretary and Senior Vice President – Finance

Bangalore
April 14, 2005

76 | Think Scale

Infosys | Annual Report 2004-05

Schedules to the consolidated balance sheet as at

in Rs. crore

		March 31, 2005	March 31, 2004
1	SHARE CAPITAL		
	AUTHORIZED		
	Equity shares, Rs. 5/- par value 30,00,00,000 (10,00,00,000) equity shares	150.00	50.00
	ISSUED, SUBSCRIBED AND PAID UP		
	Equity shares, Rs. 5/- par value* 27,05,70,549 (6,66,41,056) equity shares fully paid up	135.29	33.32
	[Of the above, 25,84,92,302 (5,78,88,200) equity shares fully paid up have been issued as bonus shares by capitalization of the general reserve]		
		135.29	33.32
	Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)		
	* For details of options in respect of equity shares, refer to Note 23.3.7		
	* Refer to Note 23.3.19 for details of basic and diluted shares		
2	RESERVES AND SURPLUS		
	Capital reserve – As at April 1, 2004	5.94	5.94
	Add: Gain on dilution due to exercise of stock option	0.10	–
		6.04	5.94
	Share premium account– As at April 1, 2004	460.90	338.83
	Add: Receipts on exercise of stock options issued to employees	438.97	122.07
		899.87	460.90
	Foreign currency translation adjustment	(1.18)	(0.85)
	General reserve – As at April 1, 2004	2,679.60	2,479.60
	Less: Capitalized for issue of bonus shares	100.30	–
	Add: Transfer from the profit and loss account	190.44	200.00
		2,769.74	2,679.60
	Balance in profit and loss account	1,415.35	70.67
		5,089.82	3,216.26
3	PREFERENCE SHARES ISSUED BY SUBSIDIARY		
	Authorized		
	0.0005% cumulative convertible preference shares, Rs. 100/- par value 87,50,000 (87,50,000) preference shares	87.50	87.50
	Issued, subscribed and paid up		
	0.0005% Cumulative convertible preference shares, Rs. 100/- par value 87,50,000 (87,50,000) preference shares fully paid up*	87.50	87.50
	Premium received on issue of preference shares	6.01	6.06
		93.51	93.56

** For details of the terms relating to the preference shares, refer to Note 23.3.17*

4 FIXED ASSETS

in Rs. crore

Particulars	Original cost				Depreciation and amortization				Net book value	
	As at April 1, 2004	Additions during the year	Deductions / Retirement during the year	As at March 31, 2005	As at April 1, 2004	For the year	Deductions / Retirement during the year	As at March 31, 2005	As at March 31, 2005	As at March 31, 2004
Goodwill	40.52	–	–	40.52	–	–	–	–	40.52	40.52
Land: free-hold	20.05	9.59	–	29.64	–	–	–	–	29.64	20.05
leasehold	70.20	26.51	7.02	89.69	–	–	–	–	89.69	70.20
Buildings	459.61	272.21	0.35	731.48	80.47	38.14	0.18	118.43	613.05	379.14
Plant and machinery	283.35	124.88	12.78 **	395.45	165.27	64.25	12.24 **	217.28	178.17	118.08
Computer equipment	461.84	189.67	41.17 **	610.33	370.37	117.02	41.17 **	446.22	164.11	91.47
Furniture and fixtures	252.87	101.47	13.07 **	341.27	151.12	66.31	12.24 **	205.19	136.08	101.75
Leasehold improvements	2.64	3.47	–	6.11	0.20	1.09	–	1.29	4.82	2.44
Vehicles	0.43	0.35	0.09	0.69	0.27	0.10	0.09	0.28	0.41	0.16
Intangible assets										
Intellectual property rights	42.14	–	–	42.14	42.14	–	–	42.14	–	–
	1,633.65	728.14	74.48	2,287.31	809.84	286.91	65.92	1,030.83	1,256.48	823.81
Previous year	1,279.04	361.88	7.27	1,633.65	578.54	236.73	5.43	809.84	823.81	

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.
*** Amount includes the retiral of assets which are not in active use, with original cost of Rs. 59.40 and accumulated depreciation of Rs. 58.89.*

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Schedules to the consolidated balance sheet as at

in Rs. crore

March 31, 2005 March 31, 2004

5 INVESTMENTS

Trade (unquoted) – at cost

Long-term investments 16.10 30.01 Less: Provision for investments 14.06 27.97 2.04 2.04 Non-trade (unquoted), current investments, at the lower of cost and fair value Liquid mutual funds 1,208.74 943.41 1,210.78 945.45 Aggregate amount of unquoted investments 1,210.78 945.45

6 DEFERRED TAX ASSETS

Fixed assets 32.95 27.13 Investments – 6.60 Sundry debtors 2.88 2.14 Leave provisions and others 8.54 4.10 44.37 39.97

7 SUNDRY DEBTORS

Debts outstanding for a period exceeding six months Unsecured

Considered good – –Considered doubtful 10.66 9.07 Other debts Unsecured Considered good* 1,322.00 651.45 Considered doubtful 8.24 4.29 1,340.90 664.81 Less: Provision for doubtful debts 18.90 13.36 1,322.00 651.45 * Includes dues from companies where directors are interested – 0.16

8 CASH AND BANK BALANCES

Cash on hand 0.02 0.01 Balances with scheduled banks In current accounts * 82.76 226.87 In deposit accounts in Indian Rupees 1,250.35 1,317.28 Balances with non-scheduled banks In deposit accounts in foreign currency 25.48 13.86 In current accounts in foreign currency 216.97 163.49 1,575.58 1,721.51 *Includes balance in unclaimed dividend account 3.33 1.98 *Includes balance in escrow account – 0.04

78 | Think Scale

Schedules to the consolidated balance sheet as at

in Rs. crore

March 31, 2005 March 31, 2004

9 LOANS AND ADVANCES Unsecured, considered good Advances

Pre-paid expenses 35.86 37.95 For supply of goods and rendering of services 2.47 5.83 Others 15.66 3.65 53.99 47.43 Unbilled revenues 141.49 103.09 Advance income tax 403.84 210.27 Loans and advances to employees * Housing and other loans 57.84 83.36 Salary advances 43.34 36.37 Electricity and other deposits 16.63 9.50 Rental deposits 15.36 14.98 Deposits with financial institutions and body corporate 280.08 207.85 Deposits with government authorities 0.05 0.01 Other assets 11.82 8.19 1,024.44 721.05 Unsecured, considered doubtful Loans and advances to employees 0.23 0.09 1,024.67 721.14 Less: Provision for doubtful loans and advances to employees 0.23 0.09 1,024.44 721.05 * Includes dues by non-director officers of the company – –Maximum amounts due by non-director officers at any time during the year – 0.06

10 CURRENT LIABILITIES Sundry creditors

For capital goods 0.76 1.48 For goods and services 3.82 2.65 For accrued salaries and benefits Salaries 14.57 15.22 Bonus and incentives 199.54 243.78 Unavailed leave 76.78 51.82 For other liabilities Accrual for expenses 140.73 63.77 Retention monies 13.66 5.27 Withholding and other taxes payable 60.55 44.46 For purchase of intellectual property rights 19.31 19.21 Others 5.64 3.04 535.36 450.70 Advances received from clients 28.64 65.19 Unearned revenue 88.69 63.85 Unclaimed dividend 3.33 1.98 656.02 581.72

11 PROVISIONS

Proposed dividend 175.87 766.37 Provision for Tax on dividend 24.67 98.19 Income taxes 546.43 316.74 Post-sales client support and warranties 29.57 5.13 776.54 1,186.43

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Schedules to the consolidated profit and loss account for the year ended in Rs. crore

March 31, 2005 March 31, 2004

12 SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES

Salaries and bonus including overseas staff expenses 3,025.52 2,079.57 Staff welfare 22.08 13.49 Contribution to provident and other funds 81.48 51.63 Overseas travel expenses 252.41 174.00 Consumables 15.47 10.09 Software packages For own use 115.95 64.84 For service delivery to clients 15.45 16.12 Technical sub-contractors 108.71 65.78 Computer maintenance 15.63 12.26 Communication expenses 55.45 42.58 Provision for post-sales client support and warranties 31.10 0.30 Traveling and conveyance 9.21 3.44 Rent 11.84 4.57 Other miscellaneous expenses 4.36 –3,764.66 2,538.67

13 SELLING AND MARKETING EXPENSES

Salaries and bonus including overseas staff expenses 276.73 216.47 Staff welfare 0.57 0.75 Contribution to provident and other funds 1.71 1.82 Overseas travel expenses 55.78 42.57 Consumables 0.27 0.20 Software packages for own use 0.15 0.18 Computer maintenance 0.13 0.04 Traveling and conveyance 10.68 2.29 Rent 10.88 15.19 Telephone charges 5.33 5.16 Professional charges 18.38 6.11 Printing and stationery 1.71 1.05 Advertisements 1.95 0.64 Brand building 35.18 34.23 Office maintenance 0.86 0.88 Power and fuel – 0.04 Insurance charges 0.51 0.11 Rates and taxes 0.03 0.08 Bank charges and commission – 0.02 Commission and earnout charges 24.67 7.27 Marketing expenses 11.05 6.45 Sales promotion expenses 1.28 0.72 Miscellaneous expenses 3.15 8.63 461.00 350.90

80 | Think Scale

Schedules to the consolidated profit and loss account for the year ended in Rs. crore

March 31, 2005 March 31, 2004

14 GENERAL AND ADMINISTRATION EXPENSES

Salaries and bonus including overseas staff expenses 122.32 81.93 Staff welfare 0.86 0.28 Contribution to provident and other funds 7.84 5.02 Overseas travel expenses 12.01 7.07 Travel and conveyance 41.45 22.72 Software packages for own use 1.47 1.89 Rent 17.95 19.38 Telephone charges 52.47 30.25 Professional charges 67.71 36.29 Printing and stationery 11.01 6.11 Advertisements 11.15 5.51 Office maintenance 44.65 29.32 Repairs to building 13.54 10.52 Repairs to plant and machinery 7.69 4.85 Power and fuel 43.66 30.14 Recruitment and training 2.29 1.21 Insurance charges 31.76 24.67 Rates and taxes 9.18 5.62 Donations 21.21 14.29 Auditors’ remuneration Statutory audit fees 0.88 0.63 Certification charges 0.10 0.10 Others – 0.06 Out-of-pocket expenses 0.02 0.02 Provision for bad and doubtful debts 23.63 15.99 Provision for doubtful loans and advances 0.10 0.14 Bank charges and commission 1.22 0.73 Commission to non-whole-time directors 1.24 1.49 Postage and courier 5.25 3.98 Books and periodicals 2.65 1.51 Research grants 0.84 0.54 Freight charges 0.72 0.84 Professional membership and seminar participation fees 6.36 3.71 Miscellaneous expenses 5.75 2.38 568.98 369.19

15 OTHER INCOME

Interest received on deposits with banks and others* 75.58 84.51 Dividend received on investment in liquid mutual funds (non-trade unquoted) 38.54 17.72 Miscellaneous income (refer to Note 23.3.11) 1.65 1.13 Exchange differences (refer to Note 23.2) 8.13 20.02 123.90 123.38 *Tax deducted at source 16.73 16.82

16 PROVISION FOR TAXATION Current year

Income taxes 334.83 228.54 Deferred taxes (9.25) (1.11) 325.58 227.43 Prior years – 0.11 325.58 227.54

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Infosys | Annual Report 2004-05

Schedules to the consolidated cash flow statement for the year ended in Rs. crore

	March 31, 2005	March 31, 2004
17 CHANGE IN LOANS AND ADVANCES		
As per the balance sheet	1,024.44	721.05
Less: Deposits with financial institutions and body corporate,		
included in cash and cash equivalents (refer to Note 23.3.21.c)	(213.69)	(207.85)
Advance income taxes separately considered	(403.84)	(210.27)
	406.91	302.93
Less: Opening balance considered	(302.93)	(285.26)
	103.98	17.67
18 CHANGE IN CURRENT LIABILITIES AND PROVISIONS		
As per the balance sheet	1,432.56	1,768.15
Add / (Less): Provisions separately considered in the cash flow statement		
Income taxes	(546.43)	(316.74)
Dividends	(175.87)	(766.37)
Dividend tax	(24.67)	(98.19)
	685.59	586.85
Less: Opening balance considered	(586.85)	(324.65)
	98.74	262.20
19 INCOME TAXES PAID		
Charge as per the profit and loss account	325.58	227.54
Add: Increase in advance income taxes	193.57	(80.17)
Increase / (Decrease) in deferred taxes	4.40	3.16
Less: (Increase) / Decrease in income tax provision	(229.69)	(41.93)
	293.86	108.60
20 PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS		
As per the schedule 4 to balance sheet*	721.12	361.88
Less: Opening capital work-in-progress	(208.05)	(77.39)
Acquisition of Expert Information Services Pty. Limited, Australia	–	(66.68)
Add: Closing capital work-in-progress	317.67	208.05
	830.74	425.86
* Excludes Rs. 7.02 towards movement of land from leasehold to free-hold		
21 INVESTMENTS IN / (DISPOSAL OF) SECURITIES *		
As per the balance sheet	1,210.78	945.45
Add: Provisions on investments	(0.10)	9.67
	1,210.68	955.12
Less: Opening balance considered	(945.45)	(20.95)
	265.23	934.17
* Refer to Note 23.3.12 for details of investments and redemptions		
22 CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		
As per the balance sheet	1,575.58	1,721.51
Add: Deposits with financial institutions and body corporate, included herein*	213.69	207.85
	1,789.27	1,929.36

* Refer to Note 23.3.21c

82 | Think Scale

Schedules to the consolidated financial statements for the year ended March 31, 2005

23. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited (Infosys) along with its majority-owned and controlled subsidiary, Progeon Limited, India (Progeon), and wholly-owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (Shanghai) Co. Limited (Infosys China) and Infosys Consulting, Inc., USA (Infosys Consulting), is a leading global information technology services group of companies (the Group). The Group provides end-to-end business solutions that leverage technology, thus enabling its clients to enhance business performance. The Group provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Group offers software products for the banking industry and business process management services.

23. 1 Significant accounting policies

23.1.1. Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (ICAI) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The Management evaluates all recently issued or revised accounting standards on an ongoing basis.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standards on Consolidated Financial Statements issued by the ICAI. The financial statements of Infosys, the parent company, Progeon, Infosys China, Infosys Australia and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain / loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent the part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by us.

Goodwill has been recorded to the extent the cost of acquisition, comprising purchase consideration and transaction costs, exceeds the fair value of the net assets in the acquired company and will be tested for impairment on an annual basis. Exchange difference, resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries, is disclosed as foreign currency translation adjustment.

23.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires the Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and the reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

The Management periodically assesses using external and internal sources whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset’s net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Actual results could differ from those estimates.

23.1.3. Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to the measurement or collectability of consideration, is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when our right to receive dividend is established.

23.1.4. Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by the management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

23.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

23.1.6. Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased / sold during the period is

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proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to us for our use. The Management estimates the useful lives for the various fixed assets as follows:

Buildings 15 years Plant and machinery 5 years Computer equipment 2-5 years Furniture and fixtures 5 years Vehicles 5 years Intellectual property rights 1-2 years

23.1.7. Retirement benefits to employees

23.1.7.a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees at Infosys and Progeon. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

Liabilities related to the Gratuity Plan are determined by actuarial valuation as at the balance sheet date and as per gratuity regulations for Infosys and Progeon respectively. We fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific designated instruments, as permitted by law. Investments are also made in mutual funds that invest in the specific designated instruments.

23.1.7.b. Superannuation

Certain employees of Infosys are also participants of a defined contribution plan. We make monthly contributions under the superannuation plan (the “Plan”) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. We have no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon are also eligible for superannuation benefit. Progeon makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Progeon has no further obligations to the superannuation plan beyond its monthly provisions. Under the Plan, the aggregate contributions along with interest thereon are paid on the retirement, death, incapacitation or termination of an employee.

23.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. We contribute a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining contributions are made to a government-administered provident fund. The interest rate payable by the Trust to the beneficiaries every year is administered by the government. The company has an obligation to make good the shortfall, if any, between the return from its investments and the administered interest rate.

The eligible employees of Progeon receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Progeon has no further obligations under the provident fund plan beyond its monthly contributions.

23.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

23.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Group’s accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

23.1.10. Forward contracts in foreign currencies

We use foreign exchange forward contracts to hedge our exposure to movements in foreign exchange rates. The use of foreign exchange forward contracts reduces the risk or cost to the company. We do not use the foreign exchange forward contracts for trading or speculation purposes.

We record the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

23.1.11. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely, the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year.

23.1.12. Earnings per share

In determining earnings per share, the Group considers the net profit

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after tax and includes the post-tax effect of any extraordinary / exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issued effected prior to the approval of the financial statements by the Board of Directors.

23.1.13. Investments

Trade investments are the investments made to enhance the Group’s business interests. Investments are either classified as current or long-term based on the Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated. Cash flows in foreign currencies are accounted at average monthly exchange rates that approximate the actual rates of exchange prevailing at the dates of the transactions.

23.2 Change in accounting policy

Accounting Standard 11, “The effect of changes in foreign exchange rates” was revised with effect from April 1, 2004 and prescribes accounting for foreign exchange forward contracts based on whether these are entered into for hedging purposes or for trading / speculation purposes. Further, it has been recently clarified that the revised standard does not cover forward exchange contracts entered into hedge the foreign currency risk of a firm commitment or a highly probable forecast transaction. Up to March 31, 2004, such segregation was not required and the difference between the forward rate and the exchange rate on the date of transaction was recognized as income or expense over the life of the contract.

We have adopted the revised accounting standard, effective April 1, 2004, to the extent applicable in respect of outstanding foreign exchange forward contracts. The foreign exchange forward contracts constitute hedges from an economic perspective, and we have decided to account for these foreign exchange forward contracts based on their designation as ‘effective hedges’ or ‘not effective’. To designate a forward contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documentation at the inception of each forward contract, whether these forward contracts are effective in achieving offsetting cash flows attributable to the hedged risk or not. The gain or loss on effective hedges is recorded in the foreign currency fluctuation reserve until the hedged transactions occur and are then recognized in the profit and loss account. In the absence of designation as an effective hedge, the gain or loss is recognized in the profit and loss account.

Gains and losses on foreign exchange forward contracts are computed by multiplying the foreign currency amount of the foreign exchange forward contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period). We also assess, on an ongoing basis at the end of each reporting period, whether hedges are designated as effective and prospectively reclassify the hedge as necessary.

Consequent to the change in the accounting policy, the profits for the year ended March 31, 2005 is lower by Rs.16.90 crore.

23.3 Notes on accounts

All amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous year’s figures have been regrouped / reclassified, wherever necessary to conform to the current year’s presentation.

23.3.1 Aggregate expenses

The aggregate amounts incurred on certain specific expenses:

Year ended March 31, 2005 2004 Salaries and bonus including overseas staff expenses 3,424.57 2,377.97 Contribution to provident and other funds 91.03 58.47 Staff welfare 23.51 14.52 Overseas travel expenses 320.20 223.64 Consumables 15.74 10.29 Software packages For own use 117.57 66.91 For service delivery to clients 15.45 16.12 Computer maintenance 15.76 12.30 Communication expenses 55.45 42.58 Technical sub-contractors 108.71 65.78 Provision for post-sales client support and warranties 31.10 0.30 Traveling and conveyance 61.34 28.45 Rent 40.67 39.14 Telephone charges 57.80 35.41 Professional charges 86.09 42.40 Printing and stationery 12.72 7.16 Advertisements 13.10 6.15 Office maintenance 45.51 30.20

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23.3.1 Aggregate expenses (contd.)

	Year ended March 31,	
	2005	2004
Repairs to building	13.54	10.52
Repairs to plant and machinery	7.69	4.85
Power and fuel	43.66	30.18
Recruitment and training	2.29	1.21
Brand building	35.18	34.23
Insurance charges	32.27	24.78
Rates and taxes	9.21	5.70
Commission and earnout charges	24.67	7.27
Donations	21.21	14.29
Auditors remuneration		
Statutory audit fees	0.88	0.63
Certification charges	0.10	0.10
Others	–	0.06
Out-of-pocket expenses	0.02	0.02
Provision for bad and doubtful debts	23.63	15.99
Provision for doubtful loans and advances	0.10	0.14
Bank charges and commission	1.22	0.75
Commission to non-whole-time directors	1.24	1.49
Postage and courier	5.25	3.98
Books and periodicals	2.65	1.51
Research grants	0.84	0.54
Freight charges	0.72	0.84
Professional membership and seminar participation fees	6.36	3.71
Marketing expenses	11.05	6.45
Sales promotion expenses	1.28	0.72
Provision for taxation	329.87	227.54
Miscellaneous expenses	13.26	11.01
	5,124.51	3,486.30

23.3.2. Capital commitments and contingent liabilities

	As at March 31,	
	2005	2004
Estimated amount of unexecuted capital contracts (net of advances and deposits)	274.72	200.92
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	16.18	11.58
Claims against the company, not acknowledged as debts	16.45	4.53
Forward contracts outstanding		
In US $	US $353,317,400	US $149,000,000
Equivalent approximate in Rs.	Rs. 1,558.19	Rs. 671.14
Unamortized income	–	3.15

During the previous year, Ms. Jennifer Griffith, a former employee, filed a lawsuit against Infosys and our former director, Mr. Phaneesh Murthy. The lawsuit was served on us during the quarter ended December 31, 2003. This matter has since been settled. Pursuant to the settlement agreement, all of Ms. Griffith's claims against us have been released and the lawsuit has been dismissed with prejudice.

23.3.3. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:

	Year ended March 31,	
	2005	2004
Lease rentals recognized during the year	45.34	39.14

Lease obligations	As at March 31,	
	2005	2004
Within one year of the balance sheet date	26.83	27.00
Due in a period between one year and five years	83.32	61.42
Due after five years	24.40	4.82
	134.55	93.24

The operating lease arrangements extend for a maximum of 10 years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have price escalation clause.

23.3.4. Related party transactions

During the year ended March 31, 2005, we donated an amount of Rs. 15.00 (Rs. 12.00 for the year ended March 31, 2004) to Infosys Foundation, a not-for-profit foundation, in which certain directors of Infosys are trustees.

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23.3.5. Transactions with key management personnel

Key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits provided to key management personnel during the year ended March 31, 2005 and *2004*:

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total remuneration
Chairman and Chief Mentor				
N. R. Narayana Murthy	0.12	0.04	0.15	0.31
	0.08	*0.04*	*0.10*	*0.22*
Chief Executive Officer, President and Managing Director				
Nandan M. Nilekani	0.12	0.04	0.16	0.32
	0.09	*0.04*	*0.10*	*0.23*
Chief Operating Officer and Deputy Managing Director				
S. Gopalakrishnan	0.12	0.05	0.15	0.32
	0.08	*0.04*	*0.10*	*0.22*
Whole-time directors				
K. Dinesh	0.12	0.04	0.15	0.31
	0.09	*0.04*	*0.10*	*0.23*
S. D. Shibulal	0.82	–	0.32	1.14
	0.76	*–*	*0.23*	*0.99*
T. V. Mohandas Pai	0.17	0.05	0.36	0.58
	0.11	*0.04*	*0.16*	*0.31*
Srinath Batni	0.16	0.06	0.32	0.54
	0.10	*0.04*	*0.13*	*0.27*
Other senior management personnel				
V. Balakrishnan	0.12	0.04	0.39	0.55
Company Secretary	*0.12*	*0.04*	*0.22*	*0.38*

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2005 and *2004*:

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-whole-time directors				
Deepak M. Satwalekar	0.18	–	0.01	0.19
	0.21	*0.01*	*0.01*	*0.23*
Marti G. Subrahmanyam	0.16	–	0.05	0.21
	0.19	*–*	*0.07*	*0.26*
Philip Yeo	0.12	–	–	0.12
	0.15	*–*	*0.01*	*0.16*
Jitendra Vir Singh	–	–	–	–
	0.08	*–*	*–*	*0.08*
Omkar Goswami	0.16	–	0.01	0.17
	0.18	*0.01*	*0.01*	*0.20*
Larry Pressler	0.14	–	–	0.14
	0.16	*–*	*0.01*	*0.17*
Rama Bijapurkar	0.16	0.01	0.01	0.18
	0.19	*0.01*	*0.01*	*0.21*
Claude Smadja	0.16	0.01	0.13	0.30
	0.12	*–*	*0.09*	*0.21*
Sridar A. Iyengar	0.16	–	0.10	0.26
	0.18	*0.01*	*0.13*	*0.32*

Options granted to non-whole-time directors and other senior officers during the year ended March 31, 2005 and *2004*:

Name	Date of grant	Option plan	Number of options granted	Exercise price (in Rs.)	Expiration of options
Non-whole-time directors					
Sridar A. Iyengar	*April 10, 2003*	*1999*	*8,000*	*762.44*	*April 9, 2013*

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23.3.6. Research and development expenditure

	Year ended March 31,	
	2005	2004
Capital	–	1.48
Revenue	74.39	43.06
	74.39	44.54

23.3.7. Stock option plans

We currently have three stock option plans.

1994 Stock Option Plan (the 1994 Plan)

The 1994 Plan lapsed in fiscal 2000 and consequently, no further grants have since been made.

1998 Stock Option Plan (the 1998 Plan)

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India approved 58,80,000 ADSs representing 58,80,000 equity shares for issue under the Plan. The options may be issued at an exercise price that is not less than 90% of the fair market value of the underlying equity share on the date of the grant. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the	Year ended March 31, 2005	2004
Options outstanding, beginning of year	38,71,010	50,06,812
Granted	–	1,91,800
Less: Exercised	5,85,800	5,17,740
Forfeited	2,30,920	8,09,862
Options outstanding, end of year	30,54,290	38,71,010

1999 Stock Option Plan (the 1999 Plan)

In fiscal 2000, we instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 2,64,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited	Year ended March 31, 2005	2004
Options outstanding, beginning of year	1,83,62,120	2,02,44,684
Granted	–	7,71,200
Less: Exercised	34,20,525	10,74,172
Forfeited	8,86,658	15,79,592
Options outstanding, end of year	1,40,54,937	1,83,62,120

The aggregate options considered for dilution are set out in Note 23.3.19.

The above options will automatically be adjusted for the bonus shares issued in the same proportion. The respective exercise price will also reduce in the same proportion.

Progeon's 2002 Plan provides for the grant of stock options to employees of Progeon and was approved by the Board of Directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Progeon. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value (FMV) on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances. All options granted have been accounted for as a fixed plan.

The activity in Progeon's 2002 Plan in the year ended March 31, 2005 and 2004:

Number of options granted, exercised and forfeited	Year ended March 31, 2005	2004
Options outstanding, beginning of year	31,24,625	18,01,175
Granted	4,32,900	14,01,150
Less: Exercised	1,13,650	–
Forfeited	3,27,357	77,700
Options outstanding, end of year	31,16,518	31,24,625

23.3.8. Pro forma disclosures relating to the Employee Stock Option Plans (ESOPs)

The Securities and Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines in 1999, applicable to stock option schemes established on or after June 19, 1999. Under these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant over the exercise price of the options, is to be recognized and amortized on a straight-line basis over the vesting period. All options under the 1998 and 1999 stock option plans have been issued at fair market value.

Our 1994 stock option plan was established prior to the SEBI guidelines on stock options.

Had the stock compensation costs for the stock option plan been determined as per the guidelines issued by SEBI, our reported net profit would have been reduced to the pro forma amounts indicated below:

	Year ended March 31, 2005	2004
Net profit		
As reported	1,891.67	1,243.63
Adjusted pro forma	1,891.67	1,230.73

23.3.9. Income taxes

The provision for taxation includes tax liabilities in India on our global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of Infosys' and all of Progeon's operations are conducted through Software Technology Parks (STPs). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

23.3.10. Loans and advances

Deposits with financial institutions comprise:

	As at March 31, 2005	2004
Housing Development Finance Corporation Limited (HDFC)	213.69	207.85
Life Insurance Corporation of India	66.39	–
	280.08	207.85
Interest accrued but not due (included above)	1.68	1.45

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

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23.3.11. Fixed assets

Profit / loss on disposal of fixed assets

	Year ended March 31, 2005	2004
Profit on disposal of fixed assets, included in miscellaneous income	0.36	0.04
Loss on disposal of fixed assets, included in miscellaneous expenses	(0.93)	(0.45)
Profit / (loss) on disposal of fixed assets, net	(0.57)	(0.41)

We have entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, we have the option to purchase the properties on expiry of the lease period. We have already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land – leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2005.

During the year ended March 31, 2004, the Management reduced the remaining estimated useful life of the intellectual property in a commercial software application product to three months, effective August 2003 and treasury management product to two months, effective November 2003. The revised estimation represents Management's present evaluation of the expected future commercial benefits from these products. The revision has resulted in an increased charge to the profit-and-loss account of Rs. 20.28 during the year ended March 31, 2004.

23.3.12. Details of investments

The particulars of investments made by the Group during the year ended March 31, 2005 and 2004:

During the year ended March 31, 2004, we invested Rs. 0.54 in M-Commerce Ventures Pte. Limited, Singapore (M-Commerce) for 20 ordinary shares of face value Singapore $ ("S $") 1/- each, fully paid at par and 180 redeemable preference shares of face value S $1/- each, fully paid for a premium of S $1,110. We also received Rs. 0.61 towards return of premium of S $1,110/- each on 216 redeemable preference shares of face value of S $1/- each during the year. Accordingly, the aggregate investment in M-Commerce as at March 31, 2005 amounts to Rs. 2.04.

During the year ended March 31, 2004, we received from CiDRA Corporation, USA (CiDRA), an amount of Rs. 6.05 in cash; 72,539 Class A common stock of par value US $0.001 each of CiDRA, 2,139 Non-voting redeemable preferred stock of par value US $0.01 each of CiDRA, 12,921, Series A preferred stock par value $0.001of CyVera Corporation, USA on a buy back offer. We also received 12,720 Series A preferred stock par value $0.001 of CyVera Corporation, USA, due to the company's holding in CiDRA.

During the year ended March 31, 2004, Infosys received Rs. 3.22 from Workadia Inc. and Rs. 0.47 from Stratify Inc. towards recovery of the amounts invested. The remainder of the investment was written off during the year ended March 31, 2004.

Details of investments in and disposal of securities during the year ended March 31, 2005 and 2004:

	Year ended March 31, 2005	2004
Investment in securities		
Long-term investments	–	0.54
Liquid mutual funds	445.32	981.00
	445.32	981.54
Redemption / Disposal of securities		
Long-term investments	–	10.21
Liquid mutual funds	179.99	37.16
	179.99	47.37
Net movement in investment	265.33	934.17

23.3.13. Proportionate holding of Infosys in its subsidiaries

Name of the subsidiary	Country of incorporation	Voting power as at March 31, 2005
Progeon Limited	India	99.98%
Infosys Technologies (Australia) Pty. Ltd.	Australia	100%
Infosys Technologies (Shanghai) Co. Ltd	China	100%
Infosys Consulting Inc.	USA	100%

23.3.14. Provision for doubtful debts

Periodically, Infosys evaluates all customer dues to us for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, and general economic factors, which could effect the customer's ability to settle. We normally provide for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2005 the company has provided for doubtful debts of Rs. 8.24 (Rs 4.29 as at March 31, 2004) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. We pursue the recovery of the dues, in part or full.

23.3.15. Segment reporting

The Group's operations predominantly relate to providing IT services and Business Process Management, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprises all other places except those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

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Industry segments

Year ended March 31, 2005 and *2004*

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	2,465.81	1,032.39	1,319.65	698.18	1,613.62	7,129.65
	1,775.02	*716.46*	*805.61*	*565.87*	*989.99*	*4,852.95*
Identifiable operating expenses	1,036.77	443.58	543.99	279.37	640.71	2,944.42
	755.68	*311.25*	*318.46*	*212.76*	*418.64*	*2,016.79*
Allocated expenses	647.30	250.81	323.10	166.04	456.72	1,843.97
	464.82	*176.67*	*209.13*	*142.19*	*248.77*	*1,241.58*
Segmental operating income	781.74	338.00	452.56	252.77	516.19	2,341.26
	554.52	*228.54*	*278.02*	*210.92*	*322.58*	*1,594.58*
Unallocable expenses						293.17
						237.12
Operating income						2,048.09
						1,357.46
Other income (expense), net						124.00
						113.71
Net profit before taxes						2,172.09
						1,471.17
Income taxes						325.58
						227.54
Net profit after taxes						1,846.51
						1,243.63

Geographic segments

Year ended March 31, 2005 and *2004*

	North America	Europe	India	Rest of the World	Total
Revenues	4,647.67	1,588.89	133.49	759.60	7,129.65
	3,459.86	*932.57*	*66.23*	*394.29*	*4,852.95*
Identifiable operating expenses	1,932.34	626.58	36.30	349.17	2,944.39
	1,453.94	*376.72*	*18.23*	*167.90*	*2,016.79*
Allocated expenses	1,151.87	381.24	31.12	286.02	1,850.25
	879.47	*235.63*	*16.41*	*110.46*	*1,241.97*
Segmental operating income	1,563.46	581.07	66.07	124.41	2,335.01
	1,126.45	*320.22*	*31.59*	*115.93*	*1,594.19*
Unallocable expenses					286.92
					236.73
Operating income					2,048.09
					1,357.46
Other income (expense), net					124.00
					113.71
Net profit before taxes					2,172.09
					1,471.17
Income taxes					325.58
					227.54
Net profit after taxes					1,846.51
					1,243.63

23.3.16. Dividends remitted in foreign currencies

Infosys does not make any direct remittances of dividends in foreign currency. We remit the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of our ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:

Particulars	Number of shares to which the dividends relate	Year ended March 31, 2005	2004
Final dividend for fiscal 2003	21,60,870	–	3.13
Interim dividend for fiscal 2004	51,78,450	–	7.51
Final and one-time special dividend for fiscal 2004	52,92,612	60.87	–
Interim dividend for fiscal 2005	2,12,44,988	10.62	–

23.3.17. Cumulative convertible preference shares

Progeon issued 87,50,000 0.0005% cumulative convertible preference shares of par value Rs. 100 each in two equal tranches to Citicorp International Finance Corporation ("Citicorp"), on June 24, 2002 and March 31, 2004, in accordance with the shareholder's agreement. The total cash consideration received was Rs. 93.80, comprising an amount of Rs. 87.50 and Rs. 6.30 respectively, towards preference share capital and share premium.

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Unless earlier converted, pursuant to an agreement in this behalf between Progeon and Citicorp, all the convertible preference shares shall automatically be converted into equity shares, (i) one year prior to the Initial Public Offering (IPO) date or (ii) June 30, 2005 or (iii) at the holder's option, immediately upon the occurrence of any Liquidity Event, whichever is earlier. The term "Liquidity Event" includes any decision of the Board of Directors to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of Infosys. Each preference share is convertible into one equity share, par value Rs. 10 each.

In the event of any liquidation, dissolution or winding up of Progeon, either voluntary or involuntary, each holder of the preference shares will be paid an amount of Rs. 112/- per preference share, as adjusted for stock dividends, combinations, splits, recapitalization and the like, in preference to any distribution of any assets of Progeon to the holders of equity shares.

Upon the completion of the distribution described above, our remaining assets and funds available for distribution to shareholders shall be distributed among all holders of preference shares and equity shares based on the number of equity shares held by each of them (assuming a full conversion of all the preference shares).

23.3.18. Provisions for investments

We evaluate all investments for any diminution in their carrying values that is other than temporary. We made a provision of Rs. nil during the year ended March 31, 2005 (Rs. 9.24 during the year ended March 31, 2004) on trade investments.

We provided Rs. (0.10) during the year ended March 31, 2005 (Rs. 0.43 during the year ended March 31, 2004) on revision of the carrying amount of non-trade current investments to fair value.

23.3.19. Reconciliation of basic and diluted shares used in computing earnings per share

At the Annual General Meeting held on June 12, 2004, the shareholders approved the issue of bonus shares in the ratio of three bonus shares for each share. The record date for the bonus issue was July 2, 2004 and the shares were allotted on July 3, 2004. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

	Year ended March 31,	
	2005	2004
Number of shares considered as basic weighted average shares outstanding	26,84,20,167	26,54,47,776
Add: Effect of dilutive issues of shares / stock options	71,63,377	33,39,240
Number of shares considered as weighted average shares and potential shares outstanding	27,55,83,543	26,87,87,016

23.3.20. Exceptional item

During the year ended March 31, 2005 we sold our entire investment in Yantra Corporation, USA ("Yantra") for a total consideration of US $12.57 million. We have received an amount of Rs. 49.48 representing 90% of the consideration and the balance amounts have been deposited in escrow to indemnify any contractual contingencies.The unutilised balance in the escrow account, if any, is eligible for release in April, 2006. The income arising thereof amounted to Rs. 45.19 (net of taxes) and is disclosed separately as an exceptional item.

The carrying value of our investment was Rs. nil since a provision of Rs. 7.06 had been made in earlier years to recognise losses incurred by Yantra in excess of our contribution to capital. Accordingly the realized gain on disposal of investment of Rs. 45.19, net of taxes of Rs. 4.29 has been recognised in the profit and loss account and being of a non recurring nature has been disclosed in the statement of profit and loss account as an "exceptional item."

23.3.21. Cash flow statement

23.3.21.a

The balance of cash and cash equivalents includes Rs. 3.33 as at March 31, 2005 (Rs. 1.98 as at March 31, 2004) set aside for payment of dividends. Also, an amount of Rs. nil has been retained in escrow as at March 31, 2005 (Rs. 0.04 as at March 31, 2004).

23.3.21.b

During the year ended March 31, 2005, Infosys issued bonus shares at the ratio of three equity shares for each equity share in India and a stock dividend of two ADSs for each ADS in the USA. The ratio of shares to ADS was also changed from 1:2 to 1:1. Accordingly, our share capital stands increased by Rs. 100.30. The bonus shares were issued by capitalization of general reserves.

23.3.21.c

Deposits with financial institutions and body corporate as at March 31, 2005 include an amount of Rs. 66.39 (Rs. nil as at March 31, 2004) deposited with Life Insurance Corporation of India to settle employee benefit / leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered cash and cash equivalents.

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Risk management report

“Progress always involves risk; you can’t steal second base and keep your foot on first base.”

– Frederick B. Wilcox

This report sets out the enterprise-wide risk management that is practiced by us. Readers are cautioned that the risks outlined here are not exhaustive and are for information purposes only. This report contains statements, which may be forward-looking in nature. Our business model is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are requested to exercise their own judgment in assessing the risks associated with the company and to refer to the discussions of risks in the company’s earlier Annual Reports and the filings with the Securities and Exchange Commission.

We leverage the strengths of the Global Delivery Model to create value for all our stakeholders. This business model is fundamentally different from that of our competitors and hence, along with competitive advantages, brings inherent risks that are different from the others. In response, we have always practiced systematic risk management integral to our PSPD (Predictability, Sustainability, Profitability and De-risking) model.

The Global Delivery Model (GDM) continues to gain mainstream momentum. The global economic environment, client expectations, and competitive landscape continue to evolve. This brings new challenges and risks, which manifest in events such as expansion of overseas-based competitors in India, predatory pricing in the market, poaching of talent, acquisition of Indian companies, changes in immigration regulations, and expansion of offshore development capabilities. We comprehensively assess these risks and accordingly re-align our response, detailed later in this report.

To further learn, enhance and innovate, we continue to benchmark our risk management practices vis-à-vis global best practices, namely, the recommendations for Enterprise Risk Management being proposed by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Risk management framework

We have always sought a comprehensive view to risk management, to address risks inherent to strategy, operations, finance and compliance, and their resulting organizational impact. Over the last fiscal, we made further improvements to our risk management processes at the corporate level, within the business units, and made progress in extending the same to our subsidiary organizations. This holistic approach provides the assurance that, to the best of our capabilities, the organization and all our performing units are identifying, assessing and mitigating risks that could materially impact our performance in achieving our stated objectives.

Risk could be inherent to

Risk could occur at

Corporate Level

Business Units

Subsidiary Companies

Strategy implementation

Operations management

Performance reporting

Legal and regulatory compliance

Enterprise-wide risk management practices address risks comprehensively from all perspectives

Our risk management approach is composed of three key components: (1) Risk governance (2) Risk identification and (3) Risk assessment and control.

Risk governance: Key risks are managed through a structure that cascades across the corporate level, business units and subsidiaries. At the corporate level, the Board is responsible for managing risks on various parameters and the Management Council has to ensure implementation of the mitigation measures. The Audit Committee of the Board provides oversight and reviews the risk management policies annually. The Disclosure Committee reviews risks to financial reporting and compliance periodically.

Board of Directors

Risk Council Audit Committee

Disclosure Committee

Management Council

Subsidiary Board of Directors

Business Unit Executive Councils

Subsidiary Management Team

At the business unit and department level, respective executive councils are responsible for managing transactional risks and taking steps to mitigate them in a decentralized manner. The heads of all business units and departments are members of the Management Council.

Subsidiary organizations manage their risks through their own management structures. The CEOs of subsidiaries are members of the Management Council. The subsidiary companies are represented in the disclosure committee, where key risks pertaining to financial reporting and compliance are reviewed. We have implemented a group management structure across our subsidiaries, to consolidate expertise and experience, and reduce operational risk.

Risk Governance

Corporate Level

Business Units

Subsidiary Companies

External Risk Factors

Business Objectives

Internal Risk Factors

Risk Identification

Risk Assessment

Risk Reporting

Risk Control

Capability Development

Organizational Processes and Systems

Risk Assessment and Control

Risk identification: External and internal risk factors that must be managed are identified in the context of organizational strategy. To translate strategy into operational terms, we have adopted the Balanced Scorecard framework, developed at the Harvard Business School. Using this framework, the overall strategy is expressed as specific business objectives. Then, risk factors that could potentially affect performance, vis-à-vis these stated objectives, are identified.

A subset of these risk factors, as applicable to the management of unit-level operations, is deployed to the operating units and departments through our organizational policies. Risk-related discussions with the subsidiary units are structured around these factors. To refine the internal control processes pertaining to financial reporting and compliance, we have mapped all the cross-functional interfaces using our proprietary InFlux™ framework.

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Risk assessment and control: This is composed of (1) Risk assessment and reporting (2) Risk control and integration with processes and systems and (3) Capability development.

On a periodic basis, risks due to the external and internal factors are assessed by responsible managers across the organization. Prudent norms aimed at limiting exposures are integral to this framework. These risks are formally reported through mechanisms such as operations reviews, subsidiary reviews, disclosure committee meetings, and regular updates to the risk council.

Internal controls are exercised through policies, processes and systems that have been established to ensure timely availability of information and facilitate proactive risk management. Policies having an impact on financial performance undergo a 5-year impact simulation before approval by the CEO.

We launch periodic initiatives to improve the risk management capability of our managers and increase organizational awareness. Workshops aimed at increasing the understanding of enterprise-wide risk management and associated practices across business units and departments are organized regularly.

We have insured ourselves against various types of risks. This includes insurance cover for professional errors and omissions, the entire physical infrastructure, protection against fixed costs and loss of profits. We have insured against other contingencies including coverage for lives of all employees in India and abroad. This includes key insurance cover for Directors and Officers (D&O).

Risk management report

To ensure that we meet our stated business objectives, the key risks factors have been identified, as listed below. This report details these risks factors and the steps taken by us to manage the same through the process described above:

A stagnant European economy continued to drive the move towards external service providers from internal IT departments. With businesses seeking cost-effective IT services, outsourcing and use of the Global Delivery Model gained further momentum. To de-risk our growth in this market, we developed country-specific go-to-market strategies, which resulted in European revenues growing to 22.3% of our revenues in fiscal 2005, up from 19.2% in fiscal 2004. Developing local language skills, coupled with a stronger local presence, continue to be imperative. We continue to invest in language training and hiring of local talent to address these aspects.

While the Japanese economy demonstrated some activity, continued growth was observed in Australia and China. After the successful integration of Infosys Technologies (Australia) Pty. Ltd., we continue to experience robust growth in this market. Infosys Technologies (Shanghai) Co. Ltd. continued to grow and currently serves 12 clients.

Due to the challenging economic environment IT service providers had faced pricing pressures. However, pricing has been stable over the last fiscal. To counter pricing pressures, we expanded our Enterprise Solutions (ES), Infrastructure Management Services (IMS) and Independent Testing (IVS) services, and continued to take initiatives to move up the value chain. Simultaneously, we focused on structural cost optimization and cost control initiatives.

2. Exchange rate fluctuations

Our functional currency (capital and operating expenses) is the Indian Rupee (except for Infosys Australia, Infosys China and Infosys Consulting), although a major portion of business is transacted in foreign currencies. Last fiscal, we derived our revenues from 50 countries, of which 79.4% were US Dollar denominated and majority of our expenses were in Indian Rupee. The exchange rate between the Rupee and Dollar has been changing substantially, and we face the risks associated with exchange rate fluctuations and translation. The appreciation of the rupee against foreign currencies adversely impacts our profitability and operating results.

Our risk management policy ensures that expenses in local currency are met through receipts in the same currency. We seek to reduce the effect of exchange rate fluctuations on operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. Contracts in non-US and non-EU regions are in internationally tradable currencies so that we are not exposed to local currencies that may have non-tradability risks. We do not take active trading positions in foreign currency markets and operate only to hedge against appreciation of the Rupee.

Business objectives	External risk factors	Internal risk factors
Financial performance	Macro economic factors	Financial reporting risks
Achieve revenue growth	Exchange rate fluctuations	Liquidity and leverage
Sustain profitability	Political environment	Contractual compliance
Increase revenue productivity	Competitive environment	Compliance with local laws
Client and market focus	Concentration of revenues	Intellectual property management
Grow client relationships	Inflation and cost structure	Engagement execution
Differentiate client offerings	Immigration regulations	Integration of subsidiaries
Broaden geographical footprint	Security and business continuity	Human resource management
Execution excellence	Technology obsolescence	Culture, values and leadership
Leverage Global Delivery Model		
Control operational costs		
Improve quality & productivity		
Organizational development		
Develop and retain competencies		
Develop global workforce		
Develop three tiers of leadership		

1. Macro economic factors

We derive substantial revenues from the US, followed by Europe. Last fiscal, the US economy continued on its path to gradual recovery. Due to cost pressures faced by US businesses, IT spending continued to be controlled. While this increases the risk to our revenue growth, the cost and value advantage extended by our Global Delivery Model provided the incentive to our clients and prospects to grow their business with us and rapidly increase offshoring.

To align their business returns with IT spend, clients continued to channel their IT investments into areas that deliver immediate business benefits. This translated into an increased demand for domain skills and expertise. Our initiative to reorganize our US business along clients' industry verticals helped us align closely with clients' business and provide deeper domain expertise.

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3. Political environment

We operate in multiple countries across the world and consequently in their respective political environments, of which the US is a major market. Over the last 24 months, there has been a political debate within the US around offshoring and its impact on job markets. However, no material adverse effect has been observed in the way clients leverage offshoring. The emerging opinion is that in the long-term the Global Delivery Model contributes to the competitiveness of economies and improves the overall standards of living. However, some US states enacted legislation restricting government agencies from outsourcing their IT service needs to companies outside the US. We currently do not have any significant contracts with US federal or state government entities.

A major component of our offshore base is located in India. The Indian government, over the last few fiscal years, has typically been a coalition of several political parties. The withdrawal of one or more of these parties could result in political instability. Such instability could delay the reform of the Indian economy and could have adverse effect on the market for securities of Indian companies, and on the market for our services.

Recognizing that India's education system, its world-class talent, and its low-cost structure gives it an intrinsic comparative advantage in software exports, successive governments have accorded a special status to this industry. Given the consensus among all leading political parties on the importance of the software industry, it is likely to remain a focus area for governmental policy in the years to come.

4. Financial reporting risks

The US Sarbanes-Oxley Act of 2002, ushered in after the various financial reporting debacles, has served to herald a new era in corporate governance enforcement. The CEO and CFO responsibilities, as outlined in the Act, seek to make the officers of the company "serve and protect" shareholder interests in the companies that they run. Recognizing the concerns the Act seeks to address, we sought early adoption of several of the Act's requirements, well before the prescribed mandatory applicability dates in fiscal 2006. We have formed an internal control steering committee, engaged external consultants and adopted a detailed project work plan to assess the adequacy of the internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented.

We prepare financial statements in conformity with US GAAP. This requires estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the financial reporting period. These estimates and assumptions are made based on judgments about carrying values of assets and liabilities, which carry inherent reporting risks. Here, the accounting policies related to revenue recognition and income tax deserve special attention.

Our revenue recognition norms have been evaluated by experts and have been deployed through our processes and systems. Based on the evaluation of income tax position and the information presently available, we have adequately accrued for probable exposures as of March 31, 2005.

5. Liquidity and leverage

Our business environment is characterized by swift changes in technology, consequent rapid obsolescence and shifts in client spending patterns that cause revenue volatility. We have to retain the resilience to re-invent our business, sustain the operations under adverse conditions, and make investments in marketing and R&D efforts. Thus, an essential part of our de-risking strategy is to have a liquid balance sheet and sustain profitability. Our desire is to have liquid assets at 25% of revenue and 40% of the total assets. However, increased liquidity reduces the earning on equity and capital productivity. To limit this, we have fixed norms for the returns we expect.

The policy is to earn a minimum of twice the cost of capital as return on average capital employed and a minimum of thrice the cost of capital as return on average invested capital. We have a policy to collect receivables and settle our payables well within stipulated timeframes. The table below gives historical data on our liquidity position based on Indian GAAP.

	2005	2004	2003
Operating cash flow / revenue (%)	19.8%	34.3%	25.3%
Day's sales outstanding (DSO)	67	48	52
Cash and equivalents* / total assets (%)	54.4%	85.1%	57.3%
Cash and equivalents* / revenue (%)	41.6%	58.2%	45.2%
Return on capital employed	51.4%	48.1%	46.9%
Return on invested capital	123.6%	137.5%	79.9%

* *including investment in liquid mutual funds*

We have been debt-free for the last nine fiscals. Currently, our policy is to use debt financing only for short-term funding requirements, should the necessity arise.

6. Contractual compliance

Litigations regarding adherence to deliverables and service level agreements, intellectual property rights, patents and copyrights are a challenge in the knowledge-dominated software industry. In addition, there are other general corporate legal risks. The Management has charted out a review and documentation process for contracts. This was further improved during last fiscal with work flow integration between the web-enabled Contract Management System (CMS) and the "Order Through Remittance" (OTR) system.

The contract management cell focuses on evaluating the legal risks involved in a contract, ascertaining our legal responsibilities under the applicable law of the contract, restricting our liabilities under the contract, and covering the risks involved. Operational teams have been trained on compliance-related issues so that they can ensure adherence to all contractual commitments.

We have taken sufficient insurance to cover possible liabilities arising out of non-performance of contracts. Management reviews this on a continuous basis and takes corrective action, as appropriate. As a matter of policy, we do not enter into contracts that have open-ended legal obligations. To date, we have no material litigation in relation to contractual obligations pending against us in any court, in India or overseas.

7. Competitive environment

The IT services market is highly competitive. Competitors include large global consulting firms, sub-divisions of large multinational technology firms, IT outsourcing firms, Indian IT services firms, software firms, and in-house IT departments of large corporations.

The increasing attractiveness of the Global Delivery Model is forcing overseas-based competitors to expand their base in India and engage in predatory pricing. We are countering this by moving up the value chain. High-end services combined with proven execution excellence, such as Enterprise Solutions (ES) and Independent Testing (IVS), are our competitive advantage, and help counter pricing pressure. Infosys Consulting Inc. formed in the US last fiscal is steadily proving to be effective in this direction.

The competitors have also indulged in aggressive poaching of talent, especially for experienced IT professionals. The strategies adopted to protect talent erosion are discussed later in this report.

Recently, competitors have adopted divestiture and acquisition strategies that may result in consolidation within the industry.

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We continue to focus on rapidly increasing our market share and take marketing initiatives that help clients and prospects make better informed decisions based on our competitive strengths.

An added factor is the establishment of offshoring capabilities of overseas competitors in countries such as Philippines and China, in an attempt to counter the India advantage. While India is still the most favored offshore destination, we have expanded our delivery capabilities to China, Mauritius, Canada, Australia and the Czech Republic to meet specific client requirements.

We have demonstrated excellence in delivering value to our clients and are well positioned in the markets, relative to competitors. The Global Delivery Model practiced by us is not limited to setting up a resource base in India, but involves extensive use of technology, processes and systems developed with years of experience, execution capability and quality of talent. This provides structural advantage to our business model, making it very difficult for our competitors to replicate. To retain the leading edge in global delivery competitiveness, we have further improved our processes, systems, capabilities and infrastructure and have developed efficient delivery methods.

8. Concentration of revenues

High concentration in any single business segment exposes us to the risks inherent in that segment. We have adopted prudent norms based on which we monitor and prevent undesirable concentration in a geography, industry, service, or client.

Geographic concentration

Concentration of revenue from any country exposes us to the risks specific to its economic condition, global trade policies, local laws, political environment, and work culture and ethics. As each market has distinct characteristics pertaining to growth potential, IT spend, willingness to outsource, cost of penetration, country risk and price points, we do not impose any rigid limits on geographical concentration. While the US continues to be the major market, we monitor geographical concentration periodically to maintain a balance.

	2005	2004	2003
North America	65.2%	71.2%	73.0%
Europe	22.3%	19.2%	17.7%
India	1.9%	1.4%	2.1%
Rest of the world	10.6%	8.2%	7.2%
Total	100.0%	100.0%	100.0%

Geographical diversification into Europe and Asia has been a key focus area. Last fiscal, we further strengthened our foothold in Australia through Infosys Australia. Infosys Shanghai, established to serve the local markets and meet the global delivery requirements, continues to grow steadily. We continue to hold a premium position in the Japanese market through our high-value, high-margin services.

Growth across Europe continued to be strong and revenues have grown by about 70%. We successfully developed relationships with key European clients, besides working with the Europe-based units of American companies. The Banking Business Unit made considerable headway in several countries, including Australia, Philippines and Europe (UK, Poland and Greece).

Industry concentration

To ensure that the cyclical behavior of any one industry or sudden changes in industry characteristics (e.g. airlines) does not adversely impact us, revenue concentration across verticals is closely monitored. Industry segments have different business cycles, competitive structures, and price points; hence, we do not enforce any stringent limits on revenues from a specific industry segment. Proportion of revenues from various verticals is given below:

Industries	2005	2004	2003
Manufacturing	14.4%	14.8%	16.4%
Banking, financial services and insurance	34.6%	36.6%	37.6%
Banking & financial services	*25.2%*	*23.7%*	*23.3%*
Insurance	*9.4%*	*12.9%*	*14.3%*
Telecom	18.5%	16.6%	15.2%
Retail	9.8%	11.6%	11.4%
Energy & utilities	3.2%	3.0%	2.9%
Transportation	7.6%	7.1%	6.8%
Others	11.9%	10.3%	9.7%
Total	100.0%	100.0%	100.0%

Our initiative to reorganize our business units in fiscal 2004 to focus on growing key verticals has yielded results. Experts with domain-specific skills, aligned across business units, have developed industry-specific solutions. Several global cross-functional teams continue to work within the vertically focused business units to identify solutions and design go-to-market strategies. Experts in Enterprise Capability Units, such as Enterprise Solutions (ES), have further developed innovative frameworks to analyze business issues and develop solutions.

Service concentration

As clients seek partnerships with end-to-end solution providers, we have developed a complete suite of offerings. Due to the inherent nature of each service, individually, they pose different risks to the predictability, sustainability, and profitability of our business. Changes in the service mix can potentially impact our overall performance. As some services are relatively more competitive than the others, balancing of mix is also essential to ensure that we invest in developing services that give us more competitive advantage. The current concentration is as below:

	2005	2004	2003
Development	23.2%	25.7%	32.1%
Maintenance	29.9%	30.1%	28.2%
Package implementation	15.2%	14.5%	11.0%
Testing	5.8%	5.3%	3.4%
Re-engineering	6.2%	6.0%	5.5%
Consulting	3.6%	3.7%	4.3%
Business process management	2.7%	1.6%	0.5%
Engineering services	2.0%	2.2%	2.6%
Other services	8.4%	8.1%	7.8%
Total services	97.0%	97.2%	95.4%
Products	3.0%	2.8%	4.6%
Total	100.0%	100.0%	100.0%

We continue to invest in our package implementation capabilities, which have grown to 15.2% of revenues. This strengthens our competitive position, protects our margins, and poses competitive threats to the business models of our competitors. The testing services under the Independent Validation Services (IVS) practice, made significant progress during the year. Infosys Consulting, Inc. progressed on integrating high-end consulting with execution excellence of the Global Delivery Model.

Client concentration

We rely on repeat business based on the strength of our client relationships and a major portion of our revenues come from existing key clients. As the size of a client increases, it limits our pricing flexibility, strengthens the clients' negotiation capability, and reduces the ability to govern the relationship for mutual advantage. Also, the business growth of these large clients, their own profitability and changes in IT strategy have the potential to adversely impact our revenues and profitability and increase credit risk. However, large clients and high repeat business lead to predictable revenue growth and lower marketing costs. Therefore, to strike a balance, we have chosen to limit the revenue from any single client to a maximum of 10% of total revenue.

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We further refined our strategic client analysis processes to proactively assess the long-term direction of our key clients. This helps us to identify risks due to changes in clients' business and identify areas where we can proactively add value to improve their competitiveness. The revenue forecasting processes were further honed by strengthening account-level focus. We made significant investments in developing the competencies of engagement management roles through the Infosys Trusted Advisor to Clients (ITRAC) program. Several improvement initiatives focused on improving client relationship management were implemented (e.g. Client Value Framework).

At the same time, we actively seek new clients to reduce client concentration levels and enable growth. Last fiscal, we added 136 clients.

	2005	2004	2003
Total clients	438	393	345
Clients added during the year	136	119	92
Clients accounting for more than 5% of revenue	1	1	2
Top client contribution to revenues	5.5%	5.0%	5.8%
Top 5 clients contribution to revenues	21.0%	22.6%	23.4%
Top 10 clients contribution to revenues	33.6%	36.0%	37.3%
No. of clients with revenues			
1 million $+	166	131	115
5 million $+	71	51	41
10 million $+	42	25	16
20 million $+	19	12	9
30 million $+	11	6	3
40 million $+	8	4	2
50 million $+	5	3	–
60 million $+	3	–	–
70 million $+	1	–	–
80 million $+	1	–	–

9. Compliance with local laws

We operate out of multiple countries across the world and must adhere to local laws, including employment laws, as applicable to each of these countries. A compliance officer advises us on compliance issues and ensures compliance with the laws of the jurisdiction where we have operations. The business heads give regular compliance certificates to the Board and the compliance officer reports deviations, if any. We create ongoing awareness and reinforce the policies and processes in this regard to ensure that any litigious situation is avoided.

Our workforce composition is becoming increasingly global with employees from 53 nationalities. This requires us to comply with the respective local employment laws. Further, as the cross-cultural teams are distributed across various geographies, we ensure that they are aware of employment laws and significant legal requirements pertaining to the work practices in respective countries. Currently, all our operational policies are compliant with the local laws of all the countries that we operate in.

10. Intellectual property management

Knowledge is an important resource and a vital component of our products and services. To gain competitive advantage, unauthorized parties may infringe upon or misappropriate our products, services, or proprietary information. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our Intellectual Property (IP).

Misappropriation or duplication of IP has the potential to impact business performance. As the number of patents, copyrights, and the coverage of intellectual property rights in the IT industry increase, companies will face more frequent infringement claims. We have instituted a comprehensive approach to manage IP belonging to ourselves to our clients and to third parties. Processes have been installed to ensure that our IP is protected from abuse by third parties, while ensuring that we are not exposed to risks associated with abuse of IP owned by third parties.

As we strengthen our focus on developing specific business solutions, management of IP assumes critical significance. Towards this, processes and guidelines have been established, which focus on managing the IP relating to the development of business solutions. This also includes IP protection aspects associated with solutions developed jointly with alliances. As a policy, we develop our IP at our own cost, with our own resources, and do not use the same from any client engagement.

We use only legally licensed software and conduct regular training on IP management. Our Education and Research (E&R) group conducts on-going research and workshops towards increasing awareness of IP issues among employees.

11. Inflation and cost structure

Our cost structure consists of salary and other compensation expenses, depreciation, overseas travel, and other general costs. Rapid economic development in India and increasing demand for global delivery may have a significant impact on these costs and the rate of inflation as relevant to the IT services industry. This is compounded by the fact that overseas competitors may treat their India strategy as a cost center and develop the same regardless of the cost incurred and its impact on their profitability.

A major cost in the IT services industry is the wage cost, which has the highest degree of inflationary certainty. Over the years, the basic wage structure is expected to increase in response to the rising talent demand and macroeconomic trends. To de-risk, we have worked with the governments to expand the talent pool, provided extensive training to quickly enable employee skills and competencies, and have developed and empowered our middle-level managers to take on higher responsibilities. We continue to reinforce the variable compensation program, implemented to align performance-based pay with revenue and profits of the organization.

We have implemented very robust processes for cost optimization, cost reduction and assess the risk of changes in cost of each operational activity. We align our operating budgets, both annual and quarterly, and associated controls to the desired financial model of the company, thereby highlighting the specific areas where the operating units need to identify innovative means to reduce and manage costs. The robustness of this process ensures that the organization is deeply aware of the cost pressures and is constantly striving as a team to minimize the impact.

12. Immigration regulations

Majority of our employees are Indian nationals. The ability of IT professionals to work in other countries depends on the ability to obtain necessary visas and work permits. The majority of our IT professionals in the US hold H-1B or L-1 visas. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that may be approved in any year.

Immigration laws in the US and other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our IT professionals.

Our reliance on appropriate visas makes it sensitive to such changes and variations. To limit the risks posed due to visa-related regulations of any single country, we focus on diversifying our operations in countries across the world and ensure that we acquire and maintain

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sufficient bank of visas. In line with our business needs, we also focus on increasing local hires and work closely with our clients to increase the offshore content in their various engagements.

13. Security and business continuity

To ensure business continuity in the eventuality of a disaster and to guard the security of our operations, comprehensive Disaster Recovery and Business Continuity Plans (DR / BCP) have been implemented. Mock drills and audits are conducted to ensure the currency of the DR / BCP plans. Our Information Security Management practices (including disaster recovery) were audited by Det Norske Veritas and certified for compliance with the BS7799:2002-Part 2 standards. The Disaster Recovery and Business Continuity Center in Mauritius was commissioned in fiscal 2004.

Post the events of 9/11 and the rising concerns over homeland security in the US, last two fiscals have seen further increase in client concerns over security in general. To assure clients about our security practices, we proactively demonstrate the comprehensiveness of our measures during their visits to Infosys.

We adhere to stringent physical security procedures at our various campuses across the world. Strict procedures are adhered to control the level of access to server rooms and other critical installations. The logical security of information systems has been found to be adequate and will continue to be reviewed since new threats occur every day. Firewalls are in place on all external connections from our network. A mobile user connects to our network using secure connections only after authenticity is validated. Digital certification has been implemented to prevent unauthorized access to confidential mails.

Each campus has several buildings for software development. Each building is self-contained with servers and developer workstations. Any part of the building can be secured physically and logically as per client requirements. Backups are taken daily and stored in secure locations. We can replicate any project within the campus in a short timeframe using these backups. Further, we can move projects from one campus to another, if needed, since each campus is similar to others in terms of infrastructure.

We have deployed Storage Area Network (SAN) active-active clusters, physically separated by about a kilometer, to ensure availability of our own data. Redundancy has been built into the data communication links. Each development center is connected to other centers using multiple links. Last fiscal, we invested significantly in a state-of-the-art network infrastructure for establishing high speed links to overseas destinations, using different routes, and provided by multiple service providers.

14. Engagement execution

Robust processes reduce the risk and uncertainty in delivering high-quality software solutions to clients, within budgeted time and cost. Adoption of quality models such as the Software Engineering Institute’s Integrated Capability Maturity Model (SEI-CMMi) has ensured that risks are identified and measures are taken to mitigate them at the project-plan stage itself. During fiscal 2005, we implemented structured processes to proactively identify and mitigate quality-related risks in our client engagements.

A risk management guideline to identify and mitigate risks is in place to guide project leaders and module leaders. Important metrics are collected and analyzed for all projects and a database of such information is maintained to focus attention on key improvement areas. Standard methodologies, perfected through accumulated experience, form the basis for project execution in most of our service offerings.

15. Integration of subsidiaries

Our growth strategy relies on the expansion of our operations to other parts of the world, including Europe, Australia, and other parts of

Asia. The organic growth in these regions may need to be augmented with growth through subsidiary organizations and acquisitions. In case of an acquisition, we have to manage various risks associated with assimilation of personnel, alignment of goals and strategies, retention of key leaders, operations, and technology. Managing the risks associated with growth through subsidiaries is vital to prevent the adverse effects on business, results of operations and financial condition.

We successfully integrated our first acquisition: Expert Information Services Pty. Limited, Australia. This has accelerated our market penetration in Australia and provided enhanced value to our clients. To ensure that the strategic benefits of this acquisition are realized, we continue to review the improvements in integration of financial reporting, operational processes, information systems, and human resource practices.

Infosys Technologies (Shanghai) Co. Limited was incorporated in fiscal 2004 to set up a global software development hub in the People’s Republic of China. The management reviews the growth of this center on a regular basis. Business process management services are offered through our majority-owned subsidiary, Progeon Limited. Increasingly, clients are looking for integrated services that combine the value of IT services and business process management. In this context, a cross-functional team between Infosys and Progeon is working on developing collaborative client servicing models.

To bring synergy between all the subsidiary companies and the parent, we have implemented a group business enabling structure. Based on a benchmarking exercise conducted across global corporations, we implemented a matrix structure to align all business-enabling functions, e.g., Finance, HRD, Information Systems, Quality and Planning, under respective corporate functions. This allows deployment of deep functional experience and competence garnered over the years by Infosys.

16. Technology obsolescence

We evaluate technology obsolescence and associated risks on a continuing basis to make investments accordingly. Technology requirements are classified into three categories:

Desktop environment: This consists of PCs with associated software, wherein volumes and retraining costs are high. We consider this as commodity and adopt technology that is mature (not leading-edge). User interface software is standardized so that retraining costs are minimal. Once the warranty period expires, these are donated to educational and charitable institutions.

Proprietary systems and servers: Used for development of software for clients and for running internal technology applications. The technological obsolescence in these areas is not rapid, especially in the mainframe segment. Purchase decisions in this category are determined by client requirements.

Tools for software development: This includes project management tools, integrated software development environments, testing and other ‘CASE’ tools, and collaborative software development tools. In this category, we constantly search for leading-edge products that help increase productivity, and also give us an advantage over our competitors.

In our technology infrastructure, we aim to be on par with or better than our competitors as well as our clients, anywhere in the world. Our clients would like us to advise them on emerging products and technologies. Hence, we continuously invest in these technologies. Several research initiatives are undertaken by us to review and adopt the technologies for use internally, as well as on client projects.

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Infosys | Annual Report 2004-05

This table gives depreciation and software expenses as a percentage of revenues for the last three years (based on Indian GAAP):

	2005	2004	2003
Depreciation / average gross block	14.3%	16.2%	16.9%
Depreciation / total revenue	3.9%	4.9%	5.2%
Software for own use / total revenue	1.6%	1.4%	1.5%

We have an aggressive amortization program under which, technology investments, except for mainframe technology, are amortized in two years. Purchase of software is treated as revenue expenditure in the same year. This ensures that the investment is current, any change in technology does not lead to large write-offs and full cost is recovered as part of current costs.

17. Human resource management

Our ability to deliver value to clients depends largely on our ability to attract, train, motivate, empower and retain the best and the brightest professionals. These abilities have to be developed across our rapidly expanding global operations. There is significant worldwide competition for IT professionals with the skills necessary to perform the services that we offer. This poses inherent risks associated with the ability to hire and retain skilled and experienced IT professionals. The entry of overseas competitors into the Indian talent market is creating further retention and attraction pressures, especially for experienced IT professionals.

We have taken initiatives to expand the available talent pool by working with education regulators and academia in India and overseas. The Campus Connect initiative, aimed at improving the industry readiness of students in India while they pursue their regular education, continues to grow from strength to strength. Currently, we partner with 96 colleges, enabling 101 faculty members and conducting 8 generic courses.

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. We focus on recruiting the top 20% students from engineering departments of Indian colleges and rely on a rigorous selection process involving a series of tests and interviews. Last fiscal, 13,48,832 applications were received, of which 36,664 were interviewed for 14,519 hires.

To ensure the availability of skills in line with business needs, we have set up extensive training infrastructure. Competencies required to deliver value are identified and developed along multiple dimensions: technology, domain, leadership, and management. Most new employees undergo comprehensive 14.5-week training, before being deployed on engagements. We have established a world-class Global Learning Center in Mysore for simultaneously training 4,500 employees in various streams of technology.

The extensive learning opportunities, global exposure, best-in-class work environment, and a well-balanced compensation package ensure that we have one of the lowest employee attrition rates relative to the software services industry average today. The table below gives attrition rates for the past three years, which have been sustained significantly below the published industry averages:

	2005	2004	2003
Attrition	9.7%	10.5%	6.9%

To improve the understanding of individual roles, empower rapid decision-making and reinforce the assignment of responsibilities, we have implemented a role-based organization. This has de-layered the structure from 15 down to 7 levels. Our HR practices have been successfully assessed at Level-5 of People Capability Maturity Model (PCMM). To build a multicultural organization composed of best talent from diverse backgrounds, we have systematically established campuses across India and are now establishing global development centers in China and Mauritius.

18. Culture, values and leadership

We have been globally acknowledged for our values and organizational culture. Rapid growth brings with it the risk of not being able to ensure consistency in culture and core values. This is important considering that we induct a major portion of our employee base every year.

We conduct values workshops as a part of our induction programs and employee communication processes. We have implemented a written code of ethics and a whistle-blower policy, aimed at making all employees aware of the ethical requirements and providing avenues for reporting violations, if any.

Competition for senior management in the industry is intense. As the loss of any member of our senior management or other key personnel may have a material adverse effect on business, we have implemented a structured 3-tiered leadership development program. The Infosys Leadership Institute (ILI) facilitates the development of a cadre of global leaders with the competencies required to steer us into the future. The 3-tiered leadership structure provides the foundation for managing structured succession planning. During the last fiscal, ILI successfully facilitated the development of more than 400 Infosys leaders, distributed across the 3 tiers. In line with their commitment to developing the next generation leadership, our senior leaders personally conduct developmental work sessions to pass on the skills acquired by them over the years.

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Corporate governance report

“Creating an ethical culture means instilling and maintaining a commitment to doing the right thing, this time and every time – so much so that it becomes entwined in the essential DNA of the firm.”

– William H. Donaldson

Chairman, U.S. Securities and Exchange Commission

(Remarks before the Bond Market Association, New York; April 20, 2005)

Corporate governance is about commitment to values and ethical business conduct. It is about how an organization is managed. This includes its corporate and other structures, its culture, policies and the manner in which it deals with various stakeholders. Accordingly, timely and accurate disclosure of information regarding the financial situation, performance, ownership and governance of the company is an important part of corporate governance. This improves public understanding of the structure, activities and policies of the organization. Consequently, the organization is able to attract investors, and enhance the trust and confidence of the stakeholders.

Corporate governance guidelines and best practices have evolved over a period of time. The Cadbury Report on the financial aspects of corporate governance, published in the United Kingdom in 1992, was a landmark. It led to the publication of the Viénot Report in France in 1995. This report boldly advocated the removal of cross-shareholdings that had formed the bedrock of French capitalism for decades. Further, The General Motors Board of Directors Guidelines in the United States and the Dey Report in Canada proved to be influential in the evolution of other guidelines and codes across the world. Over the past decade, various countries have issued recommendations for corporate governance. Compliance with these is generally not mandated by law, although codes that are linked to stock exchanges sometimes have a mandatory content.

The Sarbanes-Oxley Act, which was signed by the U.S. President George W. Bush into law in July 2002, has brought about sweeping changes in financial reporting. This is perceived to be the most significant change to federal securities law since the 1930s. Besides directors and auditors, the Act has also laid down new accountability standards for security analysts and legal counsels.

In November 2003, the SEC approved changes to the NYSE and NASDAQ listing requirements. The changes focused mainly on Board independence, independent committees of the Board, audit committee composition, code of business conduct and ethics and related party transactions.

The Higgs Report on non-executive directors and the Smith Report on audit committees, both published in January 2003, form part of the systematic review of corporate governance being undertaken in the U.K. and Europe. This is in light of recent corporate failures. The recommendations of these two reports are aimed at strengthening the existing framework for corporate governance in the U.K. Enhancing the effectiveness of the non-executive directors and switching the key audit relationship from executive directors to an independent audit committee are part of this. These recommendations are intended as revisions to the Combined Code on Corporate Governance.

In April 2004, the governments of the 30 Organisation for Economic Co-operation and Development (OECD) countries approved a revised version of the OECD’s Principles of Corporate Governance adding new recommendations for good practice in corporate behavior with a view to rebuilding and maintaining public trust in companies and stock markets. The revised principles call on governments to ensure effective regulatory frameworks and on companies to be more accountable. The principles include increased awareness among institutional investors, enhanced role for shareholders in executive compensation, greater transparency and effective disclosures to counter conflicts of interest.

In India, the Confederation of Indian Industry (CII) took the lead in framing a desirable code of corporate governance in April 1998. This was followed by the recommendations of the Kumar Mangalam Birla Committee on Corporate Governance. This committee was appointed by the Securities and Exchange Board of India (SEBI). The recommendations were accepted by SEBI in December 1999, and are now enshrined in Clause 49 of the Listing Agreement of every Indian stock exchange. Infosys’ compliance with these various requirements is presented in this section. We fully comply with, and indeed go beyond, all these recommendations on corporate governance. SEBI also instituted a committee under the chairmanship of Mr. N. R. Narayana Murthy which recommended enhancements in corporate governance. SEBI has incorporated the recommendations made by the Narayana Murthy Committee on Corporate Governance in clause 49 of the listing agreement. However, Clause 49 as revised is yet to be made effective and is likely to come into force from January 1, 2006.

In addition, the Department of Company Affairs, Government of India, constituted a nine-member committee under the chairmanship of Mr. Naresh Chandra, former Indian ambassador to the U.S., to examine various corporate governance issues. The committee’s recommendations are now mandatory. Our compliance with these recommendations is listed in the course of this report.

We believe that sound corporate governance is critical to enhance and retain investor trust. Accordingly, we always seek to ensure that we attain our performance rules with integrity. Our Board excercises its fiduciary responsibilities in the widest sense of the term. Our disclosures always seek to attain the best practices in international corporate governance. We also endeavor to enhance long-term shareholder value and respect minority rights in all our business decisions.

Our corporate governance philosophy is based on the following principles:

1. Satisfy the spirit of the law and not just the letter of the law. Corporate governance standards should go beyond the law.

2. Be transparent and maintain a high degree of disclosure levels. When in doubt, disclose.

3. Make a clear distinction between personal conveniences and corporate resources.

4. Communicate externally, in a truthful manner, about how the company is run internally.

5. Comply with the laws in all the countries in which the company operates.

6. Have a simple and transparent corporate structure driven solely by business needs.

7. Management is the trustee of the shareholders’ capital and not the owner.

At the core of our corporate governance practice is the Board, which oversees how the management serves and protects the long-term interests of all the stakeholders of the company. We believe that an active, well-informed and independent Board is necessary to ensure the highest standards of corporate governance. Majority of the Board, 8 out of 15, are independent members. Further, we have compensation, nomination, investor grievance and audit committees, which are comprised of independent directors.

As a part of our commitment to follow global best practices, we comply with the Euroshareholders Corporate Governance Guidelines 2000, and the recommendations of the Conference Board Commission on Public Trusts and Private Enterprises in the U.S. We also adhere to the UN Global Compact Programme. Further, a note on Infosys’ compliance with the corporate governance guidelines of six countries – in their national languages – is presented in the section titled Financial statements prepared in substantial compliance with GAAP requirements of Australia, Canada, France, Germany, Japan and the United Kingdom, and reports of compliance with the respective corporate governance standards.

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Corporate governance ratings

CRISIL

Crisil assigned "CRISIL GVC Level 1" rating to us. This Governance and Value Creation (GVC) rating indicates our capability to create wealth for all our stakeholders while adopting sound corporate governance practices.

ICRA

ICRA assigned CGR 1 rating to our corporate governance practices. The rating of CGR 1 is the highest on ICRA's Corporate Governance Rating (CGR) scale of CGR1 to CGR 6. We are the first company in the country to be assigned the highest CGR by ICRA.

A. Board composition

1. Size and composition of the Board

The current policy is to have an appropriate mix of executive and independent directors to maintain the independence of the Board, and to separate the Board functions of governance and management. The Board consists of 15 members, seven of whom are executive or full-time directors, and eight are independent directors. Five of the executive directors are founders of the company. The Board believes that the current size is appropriate based on the company's present circumstances. The Board periodically evaluates the need for increasing or decreasing its size.

Table 1 gives the composition of our Board, and the number of outside directorships held by each of the directors.

Table 1: Composition of the Board, and external directorships held during fiscal 2005

Name of directors	Position	Relationship with other directors	Directorships held as on March 31, 2005		Committee membership in all companies***	Chairperson in committees***
			India listed companies*	All companies around the world** (listed & unlisted)		
N. R. Narayana Murthy	Chairman and Chief Mentor; Executive and founder director	None	1	6	1	1
Nandan M. Nilekani	CEO, President and Managing Director; Executive and founder director	None	–	1	–	–
S. Gopalakrishnan	COO and Deputy Managing Director; Executive and founder director	None	–	3	–	–
Deepak M. Satwalekar	Lead independent director	None	4	9	7	2
Prof. Marti G. Subrahmanyam	Independent director	None	1	9	6	2
Philip Yeo	Independent director	None	–	14	2	–
Dr. Omkar Goswami	Independent director	None	4	8	9	2
Sen. Larry Pressler	Independent director	None	–	5	3	–
Rama Bijapurkar	Independent director	None	5	8	7	3
Claude Smadja	Independent director	None	–	4	2	1
Sridar A. Iyengar	Independent director	None	–	3	5	1
K. Dinesh	Head – Education & Research, Information Systems, Quality & Productivity and Communication Design Group; Executive and founder director	None	–	2	1	1
S. D. Shibulal	Head – Customer Delivery; Executive and founder director	None	–	3	1	–
T. V. Mohandas Pai	CFO and Head – Finance & Administration; Executive director	None	–	3	2	1
Srinath Batni	Director and Group Co Head – World-wide Customer Delivery	None	–	3	1	–

* Excluding Infosys

** Directorships in companies around the world including Infosys.

*** Includes Audit Committee, Compensation / Remuneration Committee, Nominations Committee and Investor Grievance Committee.

The highest CGR reflects our transparent shareholding pattern; sound Board practices; interactive decision-making process; high level of transparency and disclosures encompassing all important aspects of our operations; and our track record in investor servicing. A notable feature of our corporate governance practices is the emphasis on "substance" over "form", besides our transparent approach to following such practices.

Corporate governance guidelines

Over the years, the Board has developed corporate governance guidelines to help fulfill our corporate responsibility to various stakeholders. This ensures that the Board will have the necessary authority and practices in place to review and evaluate our operations when required. Further, it allows the Board to make decisions that are independent of management.

The Board may change these guidelines from time to time to effectively achieve our stated objectives.

2. Responsibilities of the Chairman, CEO and the COO

Our current policy is to have a Chairman and Chief Mentor – Mr. N. R. Narayana Murthy; a Chief Executive Officer (CEO), President and Managing Director – Mr. Nandan M. Nilekani; and a Chief Operating Officer (COO) and Deputy Managing Director – Mr. S. Gopalakrishnan. There are clear demarcations of responsibility and authority among the three.

- *The Chairman and Chief Mentor* is responsible for mentoring our core management team in transforming us into a world-class, next-generation organization that provides state-of-the-art, technology-leveraged business solutions to corporations across the world. He also interacts with global thought-leaders to enhance our leadership position. In addition, he continues to interact with various institutions to highlight and help bring about the benefits of IT to every section of society. As Chairman of the Board, he is also responsible for all Board matters.
- *The CEO, President and Managing Director* is responsible for corporate strategy, brand equity, planning, external contacts and other management matters. He is also responsible for achieving the annual business plan.

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The COO and Deputy Managing Director is responsible for all customer service operations. He is also responsible for technology, new initiatives, acquisitions, investments and human resources.

The Chairman, CEO, COO, the other executive directors and the senior management, make periodic presentations to the Board on their responsibilities, performance and targets.

3. Board definition of independent directors

According to Clause 49 of the Listing Agreement with Indian stock exchanges, an independent director means a person other than an officer or employee of the company or its subsidiaries or any other individual having a material pecuniary relationship or transactions with the company which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

We adopted a much stricter definition of independence than required by the NASDAQ listing rules and the Sarbanes-Oxley Act, US. The same is provided in the Audit charter section of this Annual Report.

4. Lead independent director

Mr. Deepak M. Satwalekar is the Lead Independent Director. Mr. Satwalekar, as the lead independent director, represents and acts as spokesperson for the independent directors as a group, and is responsible:

To preside over all executive sessions of the Board’s independent directors

To work closely with the Chairman and the CEO to finalize the information flow, meeting agendas and meeting schedules

To liaise between the Chairman, CEO and the independent directors on the Board, and

Along with the Chairman, take a lead role in the Board evaluation process

5. Board membership criteria

The nominations committee works with the entire Board to determine the appropriate characteristics, skills and experience for the Board as a whole as well as its individual members.

Board members are expected to possess the expertise, skills and experience required to manage and guide a high-growth, hi-tech, software company, deriving revenue primarily from G-7 countries. Expertise in strategy, technology, finance, quality and human resources is essential. Generally, the members will be between 40 and 60 years of age. They will not be relatives of an executive director or of an independent director. They are generally not expected to serve in any executive or independent position in any company that is in direct competition with us. Board members are expected to rigorously prepare for, attend, and participate in all Board and applicable committee meetings. Each Board member is expected to ensure that their other current and planned future commitments do not materially interfere with the member’s responsibility as our director.

6. Selection of new directors

The Board is responsible for the selection of any new director. The Board delegates the screening and selection process involved in selecting the new directors to the nominations committee, which consists exclusively of independent directors. The nominations committee makes recommendations to the Board on the induction of any new member.

7. Membership term

The Board constantly evaluates the contribution of our members, and recommends to shareholders their re-appointment periodically as per statute. The current law in India mandates the retirement of one-third of the Board members (who are liable to retire by rotation) every year, and qualifies the retiring members for re-appointment. Executive directors are appointed by the shareholders for a maximum period of five years at a time, but are eligible for re-appointment upon completion of their term. Non-executive directors do not have a specified term, but retire by rotation as per law. The nominations committee of the Board recommends such appointments and re-appointments. However, the membership term is limited by the retirement age for the members.

8. Retirement policy

Under this policy, the maximum age of retirement of all executive directors is 60 years, which is the age of superannuation for our employees. Their continuation as members of the Board upon superannuation / retirement is determined by the nominations committee. The age limit for serving on the Board is 65 years.

9. Succession planning

The nominations committee constantly works with the Board to evolve succession planning for the positions of the Chairman, CEO, COO and CFO as well as to develop plans for interim succession for any of them, in case of an unexpected occurrence. The Board, as required, may more frequently review succession planning.

10. Board compensation review

The compensation committee determines and recommends to the Board the compensation payable to the directors. All Board-level compensation is approved by shareholders, and separately disclosed in the financial statements.

Remuneration of the executive directors consists of a fixed component and a performance incentive. The compensation committee makes a quarterly appraisal of the performance of the executive directors based on a detailed performance-related matrix. The annual compensation of the executive directors is approved by the compensation committee, within the parameters set by the shareholders at the shareholders’ meetings.

Compensation payable to each of the independent directors is limited to a fixed amount per year as determined and approved by the Board – the sum of which is within the limit of 0.5% of the net profits of the company for the year, calculated as per the provisions of the Companies Act, 1956. The performance of independent directors is reviewed by the full Board on an annual basis. The compensation payable to independent directors and the method of calculation are disclosed separately in the financial statements.

Those executive directors who are founders of the company have voluntarily excluded themselves from the 1994 Stock Offer Plan, the 1998 Stock Option Plan and the 1999 Stock Option Plan. Independent directors are also not eligible for stock options under these plans, except for the latest 1999 Stock Option Plan. Table 2a gives the compensation of each director; and Table 2b gives the grant of stock options to directors.

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Table 2a: Cash compensation to the directors for FY 2005

Amounts in Rs.

Name of directors	Fixed salary	Variable salary	Perquisites / allowances	Retiral benefits	Commission	Sitting Fee	Total compensation	Notice period (in months)
N. R. Narayana Murthy	11,92,428	12,00,895	3,41,457	4,46,955	–	–	31,81,735	6
Nandan M. Nilekani	11,92,428	12,00,895	3,27,907	4,45,600	–	–	31,66,830	6
S. Gopalakrishnan	11,92,428	12,00,895	3,19,777	4,44,787	–	–	31,57,887	6
Deepak M. Satwalekar	–	–	–	–	18,07,114	80,000	18,87,114	–
Prof. Marti G. Subrahmanyam	–	–	–	–	15,89,014	60,000	16,49,014	–
Philip Yeo	–	–	–	–	11,68,392	15,000	11,83,392	–
Dr. Omkar Goswami	–	–	–	–	15,89,014	80,000	16,69,014	–
Sen. Larry Pressler	–	–	–	–	14,33,229	59,966	14,93,195	–
Rama Bijapurkar	–	–	–	–	16,66,907	60,000	17,26,907	–
Claude Smadja	–	–	–	–	15,89,014	59,974	16,48,988	–
Sridar A. Iyengar	–	–	–	–	15,89,014	59,974	16,48,988	–
K. Dinesh	11,92,428	12,00,895	3,03,517	4,43,160	–	–	31,40,000	6
S. D. Shibulal	82,58,622	31,14,821	–	–	–	–	1,13,73,443	6
T. V. Mohandas Pai	17,26,812	30,77,625	4,63,096	5,94,230	–	–	58,61,763	6
Srinath Batni	15,57,012	28,03,756	4,25,103	5,81,504	–	–	53,67,375	6

None of the above is eligible for any severance pay.

Independent Directors Remuneration

Section 309 of the Companies Act, 1956 provides that a director who is neither in the whole-time employment of the company nor a managing director may be paid remuneration by way of commission, if the company by special resolution, authorizes such payment. Members of the company at the Annual General Meeting held on June 12, 2004, approved payment of remuneration by way of commission to independent directors, at a sum not exceeding 0.5% per annum of our net profits. We have paid Rs. 1.24 crore (US $2,85,000) as commission to our eight independent directors. The aggregate amount was arrived as per the following criteria:

1 Fixed pay for all directors – US $25,000
2 Variable pay based on the attendance at the Board meetings – US $12,500
3 Chairperson of audit committee – US $5,000
4 Chairperson of other committees – US $2,500
5 Members of the audit committee who are not Chairperson of any other committee – US $2,500
6 Lead independent director – US $2,500

Table 2b: Shares and Options held by non-executive directors

Name of director	Shares / ADS held (No.)	Stock options (1999 Plan)	Grant price (Rs.)	Expiry date
Deepak M. Satwalekar	4,000	24,000	803.90	Apr 11, 2010
Prof. Marti G. Subrahmanyam	21,000	14,000	803.90	Apr 11, 2010
Philip Yeo	–	12,000	803.90	Apr 11, 2010
Dr. Omkar Goswami	2,950	3,200	803.90	Apr 11, 2010
Sen. Larry Pressler	–	8,000	803.90	Apr 11, 2010
Rama Bijapurkar	4,400	6,800	803.90	Apr 11, 2010
Claude Smadja	800	7,200	833.42	Jul 9, 2012
Sridar A. Iyengar	–	8,000	762.44	Apr 9, 2013

The above options were issued at fair market value. The options granted will vest over a period of four years from the date of grant. The above options have been adjusted for 3:1 bonus issue of shares during July 2004.

11. Memberships of other Boards

Executive directors are excluded from serving on the Board of any other entity, unless these are corporate or government bodies whose interests are germane to the future of the software business, or are key economic institutions of the nation, or whose prime objective is that of benefiting society. This limitation does not apply to our chairperson. Independent directors are not expected to serve on the Boards of competing companies. Other than this, there are no limitations on them except those imposed by law and good corporate governance practices. The number of outside directorships held by each of our director is given in *Table 1*.

B. Board meetings

1. Scheduling and selection of agenda items for Board meetings

Dates for the Board meetings in the ensuing year are decided in advance and published as part of the Annual Report. Most Board meetings are held at our registered office at Electronics City, Bangalore, India. The chairman of the Board and the company secretary draft the agenda for each meeting, along with explanatory notes in consultation with the lead independent director, and distribute these in advance to the directors. Every Board member is free to suggest the inclusion of items on the agenda. The Board meets at least once a quarter to review the quarterly results and other items on the agenda, and also on the occasion of the annual shareholders' meeting. Additional meetings are held, when necessary. Independent directors are expected to attend at least four Board meetings in a year. However, the Board being represented by independent directors from various parts of the globe, it may not be possible for each one of them to be physically present at all the meetings. We effectively use video / teleconference facilities to facilitate their participation. Committees of the Board usually meet the day before the formal Board meeting, or when required for transacting business.

There were seven Board meetings held during the year ended March 31, 2005. These were on April 8, 2004, April 13, 2004, June 12, 2004 (coinciding with last year's Annual General Meeting of the shareholders), July 13, 2004, October 12, 2004, November 8, 2004 and January 12, 2005. *Table 3* gives the attendance record of the directors.

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Infosys | Annual Report 2004-05

Table 3: Number of Board meetings and the attendance of directors during FY 2005

Name of directors	No. of Board meetings held	No. of Board meetings attended	Attendance at last AGM
N. R. Narayana Murthy	7	7	Yes
Nandan M. Nilekani	7	6	Yes
S. Gopalakrishnan	7	7	Yes
Deepak M. Satwalekar	7	5	Yes
Prof. Marti G. Subrahmanyam	7	5	Yes
Philip Yeo	7	1	No
Sridar A. Iyengar	7	5	Yes
Dr. Omkar Goswami	7	5	Yes
Sen. Larry Pressler	7	3	No
Rama Bijapurkar	7	6	Yes
Claude Smadja	7	5	Yes
K. Dinesh	7	7	Yes
S. D. Shibulal	7	6	Yes
T. V. Mohandas Pai	7	6	Yes
Srinath Batni	7	6	Yes

2. Availability of information to the members of the Board

The Board has unfettered and complete access to any information within the company, and to any of our employee. At meetings of the Board, it welcomes the presence of managers who can provide additional insights into the items being discussed.

The information regularly supplied to the Board includes:

- Annual operating plans and budgets, capital budgets, and updates
- Quarterly results and our operating divisions or business segments
- Minutes of meetings of audit, compensation, nominations, investor grievance and investment committees, as well as abstracts of circular resolutions passed
- General notices of interest
- Dividend data
- Information on recruitment and remuneration of senior officers just below the Board level including appointment or removal of CFO and company secretary
- Materially important litigations, show cause, demand, prosecution and penalty notices
- Fatal or serious accidents or dangerous occurrences, any material effluent or pollution problems
- Any materially relevant default in financial obligations to and by us or substantial non-payment for goods sold by us
- Any issue that involves possible public or product liability claims of a substantial nature
- Details of any joint venture, acquisitions of companies or collaboration agreement
- Transactions that involve substantial payment towards goodwill, brand equity or intellectual property
- Significant development on the human resources front
- Sale of material nature, of investments, subsidiaries and assets, which are not in the normal course of business
- Details of foreign exchange exposure and the steps taken by the management to limit the risks of adverse exchange rate movement, and
- Non-compliance of any regulatory, statutory or listing requirements as well as shareholder services such as non-payment of dividend and delays in share transfer

3. Independent directors' discussion

The Board's policy is to regularly have separate meetings with independent directors to update them on all business-related issues and new initiatives. In such meetings, the executive directors and other senior management personnel make presentations on relevant issues.

In addition, our independent directors will meet periodically in executive session i.e. without the chairperson, any of the executive directors or the management being present.

4. Materially significant related party transactions

There have been no materially significant related party transactions, pecuniary transactions or relationships between us and our directors, management, subsidiary or relatives except for those disclosed in the financial statements for the year ended March 31, 2005.

C. Board committees

Currently, the Board has six committees: the audit committee, the compensation committee, the nominations committee, the investor grievance committee, the investment committee and the share transfer committee. All committees excluding the investment and share transfer committee, consist entirely of independent directors. The investment committee consists of all executive directors, while the share transfer committee consists of three executive directors including the Managing Director.

The Board is responsible for constituting, assigning, co-opting and fixing of terms of service for committee members and it delegates these powers to the nominations committee.

The chairperson of the Board, in consultation with the company secretary and the committee chairman, determines the frequency and duration of the committee meetings. Normally, all the committees meet four times a year except the investment committee and the share transfer committee, which meet as and when the need arises. Typically, the meetings of the audit, compensation and nominations committees last for the better part of a working day. Recommendations of the committee are submitted to the full Board for approval.

The quorum for meetings is either two members or one-third of the members of the committee, whichever is higher.

1. Audit committee

In India, we are listed on The Stock Exchange, Mumbai (BSE) and the National Stock Exchange (NSE). In the US, we are listed on the NASDAQ. In India, Clause 49 of the Listing Agreement makes it mandatory for listed companies to adopt an appropriate audit committee charter. The Blue Ribbon Committee set up by the US Securities and Exchange Commission (SEC) recommended that every listed company adopt an audit committee charter. This recommendation has been adopted by NASDAQ also.

In our meeting on May 27, 2000, our audit committee adopted a charter which meets the requirements of Clause 49 of the Listing Agreement with Indian stock exchanges and the SEC. The charter is given below.

Our audit committee comprises six independent directors. They are:

Deepak M. Satwalekar, *Chairperson*
Prof. Marti G. Subrahmanyam
Dr. Omkar Goswami
Sen. Larry Pressler
Rama Bijapurkar
Sridar A. Iyengar

1.1 Audit committee charter

1. Primary objective of the audit committee

The primary objective of the audit committee (the committee) of Infosys Technologies Limited (the Company) is to monitor and provide effective supervision of the management's financial reporting process with a view to ensure accurate, timely and proper disclosures and transparency, integrity and quality of financial reporting.

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The committee oversees the work carried out in the financial reporting process by the management, the internal auditors and the independent auditor, and notes the processes and safeguards employed by each.

2. Responsibilities of the audit committee

2.1 Provide an open avenue of communication between the independent auditor, internal auditor, and the Board of Directors (BoD).

2.2 Meet at least four times every year, or more frequently as circumstances require. The audit committee may ask members of the management or others to attend meetings and provide pertinent information as necessary.

2.3 Confirm and assure the independence of the independent auditor and objectivity of the internal auditor.

2.4 Appoint, compensate and oversee the work of the independent auditor (including resolving disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. 2.5 Review and pre-approve all related party transactions in the Company. For this purpose, the committee may designate one member who shall be responsible for pre-approving related party transactions.

2.6 Review with the independent auditor the co-ordination of audit efforts to assure completeness of coverage, reduction of redundant efforts, and the effective use of all audit resources. 2.7 Consider and review the following with the independent auditor and the management:

The adequacy of internal controls including computerized information system controls and security, and

Related findings and recommendations of the independent auditor and internal auditor, together with the management’s responses 2.8 Consider and if deemed fit, pre-approve all non-auditing services to be provided by the independent auditor to the Company. For the purpose of this clause, “non-auditing services” shall mean any professional services provided to the Company by the independent auditor, other than those provided to the Company in connection with an audit or a review of the financial statements of the Company and includes (but is not limited to):

Bookkeeping or other services related to the accounting records of financial statements of the Company

Financial information system design and implementation

Appraisal or valuation services, fairness opinions, or contribution-in-kind reports

Actuarial services

Internal audit outsourcing services

Management functions or human resources

Broker or dealer, investment advisor, or investment banking services

Legal services and expert services unrelated to the audit, and

Any other service that the BoD determines impermissible 2.9 Review and discuss with the management and the independent auditor, the annual audited financial statements and quarterly audited / unaudited financial statements, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” prior to filing the Company’s Annual Report on Form 20-F and Quarterly Results on Form 6-K, respectively with the SEC. 2.10 Direct the Company’s independent auditor to review before filing with the SEC the Company’s interim financial statements included in Quarterly Reports on Form 6-K, using professional standards and procedures for conducting such reviews. 2.11 Conduct a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to management by the independent auditor.

2.12 Review before release, the unedited quarterly operating results in the Company’s quarterly earnings release.

2.13 Oversee compliance with the requirements of the SEC and SEBI, as the case may be, for disclosure of auditor’s services and audit committee members, member qualifications and activities. 2.14 Review, approve and monitor the code of ethics that the Company plans for its senior financial officers.

2.15 Review management’s monitoring of compliance with the Company’s standards of business conduct and with the Foreign Corrupt Practices Act.

2.16 Review, in conjunction with counsel, any legal matters that could have a significant impact on the Company’s financial statements. 2.17 Provide oversight and review, at least annually, of the Company’s risk management policies, including its investment policies. 2.18 Review the Company’s compliance with employee benefit plans. 2.19 Oversee and review the Company’s policies regarding information technology and management information systems.

2.20 If necessary, institute special investigations with full access to all books, records, facilities and personnel of the Company. 2.21 As appropriate, obtain advice and assistance from outside legal, accounting or other advisors.

2.22 Review its own charter, structure, processes and membership requirements.

2.23 Provide a report in the Company’s proxy statement in accordance with the rules and regulations of the SEC.

2.24 Establish procedures for receiving, retaining and treating complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. 2.25 Consider and review the following with the management, internal auditor and the independent auditor:

Significant findings during the year, including the status of previous audit recommendations

Any difficulties encountered during audit work including any restrictions on the scope of activities or access to required information, and

Any changes required in the planned scope of the internal audit plan 2.26 Report periodically to the BoD on significant results of the foregoing activities.

3. Composition of the audit committee

3.1 The committee shall consist solely of ‘independent’ directors (as defined in (i) NASDAQ Rule 4200 and (ii) the rules of the Securities and Exchange Commission) of the Company and shall be comprised of a minimum of three directors. Each member will be able to read and understand fundamental financial statements, in accordance with the NASDAQ National Market Audit Committee requirements. They should be diligent, knowledgeable, dedicated, interested in the job and willing to devote a substantial amount of time and energy to the responsibilities of the committee, in addition to BoD responsibilities. At least one of the members shall be a “Financial Expert” as defined in Section 407 of the Sarbanes-Oxley Act.

The members of the committee shall be elected by the BoD and shall continue until their successors are duly elected. The duties and responsibilities of a member are in addition to those applicable to a member of the BoD. In recognition of the time burden associated with the service and, with a view to bringing in fresh insight, the committee may consider limiting the term of the audit committee service, by automatic rotation or by other means. One of the members shall be elected as the chairman, either by the full BoD or by the members themselves, by majority vote.

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4. Relationship with independent and internal auditors

4.1 The committee has the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the independent auditor in accordance with law. All possible measures must be taken by the committee to ensure the objectivity and independence of the independent auditor. These include:

Reviewing the independent auditors’ proposed audit scope, approach and independence

Obtaining from the independent auditor periodic formal written statements delineating all relationships between the auditor and the company consistent with applicable regulatory requirements and presenting this statement to the BoD

Actively engaging in dialogues with the auditors with respect to any disclosed relationships or services that may impact their objectivity and independence and / or recommend that the full BoD take appropriate action to ensure their independence

Encouraging the independent auditor to have open and frank discussions on their judgments about the quality, not just the acceptability, of the company’s accounting principles as applied in its financial reporting. This includes such issues as the clarity of the company’s financial disclosures, and degree of aggressiveness or conservatism of the company’s accounting principles and underlying estimates, and other significant decisions made by the management in preparing the financial disclosure and audited by them

Carrying out the attest function in conformity with US GAAS, to perform an interim financial review as required under Statement of Auditing Standards 71 of the American Institute of Certified Public Accountants and also discuss with the committee or its chairman, and an appropriate representative of Financial Management and Accounting, in person or by telephone conference call, the matters described in SAS 61, Communications with the Committee, as amended by SAS 90 Audit Committee Communication prior to the company’s filing of its Form 6-K (and preferably prior to any public announcement of financial results), including significant adjustments, management judgment and accounting estimates, significant new accounting policies, and disagreements with management, and

Reviewing reports submitted to the audit committee by the independent auditor in accordance with the applicable SEC requirements 4.2 The internal auditors of the company are in the best position to evaluate and report on the adequacy and effectiveness of the internal controls. Keeping in view the need for the internal auditors’ independence from management to remain objective, a formal mechanism should be created to facilitate confidential exchanges between the internal auditors and the committee, regardless of irregularities or problems. The work carried out by each of these auditors needs to be assessed and reviewed with the independent auditor and appropriate recommendations made to the BoD.

5. Disclosure requirements

5.1 The committee charter should be published in the Annual Report once every three years and also whenever any significant amendment is made to the charter.

5.2 The committee shall disclose in the company’s Annual Report whether or not, with respect to the concerned fiscal year:

The management has reviewed the audited financial statements with the committee, including a discussion of the quality of the accounting principles as applied, and significant judgements affecting the company’s financial statements

The independent auditor have discussed with the committee their judgments of the quality of those principles as applied and judgments referred to above under the circumstances

The members of the committee have discussed among themselves, without the management or the independent auditor being present, the information disclosed to the committee as described above

The committee, in reliance on the review and discussions conducted with the management and the independent auditor pursuant to the requirements above, believes that the company’s financial statements are fairly presented in conformity with Generally Accepted Accounting Principles (GAAP) in all material respects, and

The committee has satisfied its responsibilities in compliance with its charter 5.3 The committee shall secure compliance that the BoD has affirmed to the NASD / Amex Stock Exchange on the following matters, as required in terms of the relevant NASD / Amex rules:

Composition of the committee and independence of committee members

Disclosures relating to non-independent members

Financial literacy and financial expertise of members, and

Review of the committee charter

5.4 The committee shall report to shareholders as required by the relevant rules of the U.S. Securities and Exchange Commission (SEC).

6. Meetings and reports

6.1 The Committee shall meet at least four times a year.

6.2 The Committee will meet separately with the CEO and the CFO of the Company at such times as are appropriate to review the financial affairs of the Company. The Audit Committee will meet separately with the independent auditors and internal auditor of the Company, at such times as it deems appropriate (but not less than quarterly) to fulfill the responsibilities of the Audit Committee under this charter.

6.3 In addition to preparing the report in the Company’s proxy statement in accordance with the rules and regulations of the SEC, the committee will summarize its examinations and recommendations to the Board of Directors as may be appropriate, consistent with the committee’s charter.

7. Delegation of authority

7.1 The committee may delegate to one or more designated members of the committee the authority to pre-approve audit and permissible non-audit services, provided such pre-approval decision is presented to the full audit committee at its scheduled meetings.

8. Definitions

8.1 Independent member

To be ‘independent’, members should have no relationship with the Company that may interfere with the exercise of their independence from the management and the Company. The following are not considered independent:

A director who is employed by the Company or any of its affiliates for the current year or in the past five years

A director who has been a former partner or employee of the independent auditor who worked on the Company’s audit engagement in the current year or in the past five years

A director who accepts any compensation from the company or any of its affiliates in excess of $60,000 during the previous fiscal year, other than compensation for Board service, benefits under a tax-qualified retirement plan, or non-discretionary compensation in the current year or in the past five years

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A director who is a member of the immediate family of an individual who is, or has been, in the past three years, employed by the corporation or any of its affiliates as an executive officer. “Immediate family” includes a person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and anyone who resides in such person’s home

A director who is a partner in, or a controlling shareholder or an executive officer of, any for-profit business organization to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company’s securities) that exceed 5% of the Company’s or business organization’s consolidated gross revenues for that year, or $200,000, whichever is more, in the past five years

A director who is employed as an executive of another entity such that any of the Company’s executives serve on that entity’s compensation committee for the current year or in the past five years, and

A shareholder owning or controlling 20% or more of the Company’s voting securities

8.2 Financial expert

For purposes of this Item, an “audit committee financial expert” is an individual with the following attributes: (1) An understanding of generally accepted accounting principles and financial statements (2) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves (3) Experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience in actively supervising one or more persons engaged in such activities; (4) An understanding of internal control over financial reporting, and (5) An understanding of audit committee functions The individual shall have acquired such attributes through: (1) Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions (2) Experience in actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions (3) Experience in overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements, or (4) Other relevant experience

1.2 Table 4: Audit committee attendance during FY 2005

Four audit committee meetings were held during the year. These were held on April 12, 2004, July 12, 2004, October 11, 2004 and January 11, 2005.

Name of audit committee members No. of meetings held No. of meetings attended

Deepak M. Satwalekar 4 4

Prof. Marti G. Subrahmanyam 4 4

Dr. Omkar Goswami 4 4

Sen. Larry Pressler 4 3

Rama Bijapurkar 4 4

Sridar A. Iyengar 4 4

During the year, the Audit committee held two conference calls on July 5, 2004 and December 31, 2004.

1.3 Audit committee report for the year ended March 31, 2005

Each member of the committee is an independent director, according to the definition laid down in the audit committee charter, and Clause 49 of the Listing Agreement with the relevant Indian stock exchanges.

Management is responsible for the Company’s internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company’s financial statements in accordance with the generally accepted auditing standards, and for issuing a report thereon. The committee’s responsibility is to monitor these processes. The committee is also responsible for overseeing the processes related to the financial reporting and information dissemination. This is in order to ensure that the financial statements are true, fair, sufficient and credible. In addition, the committee recommends to the Board the appointment of the Company’s internal and independent auditors.

In this context, the committee discussed with the company’s auditors the overall scope and plans for the independent audit. Management represented to the committee that the Company’s financial statements were prepared in accordance with Generally Accepted Accounting Principles. The committee discussed with the auditors, in the absence of the management (whenever necessary), the Company’s audited financial statements including the auditor’s judgments about the quality, not just the applicability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The committee also discussed with the auditors other matters required by the Statement on Auditing Standards No.1 (SAS 61) –

Communication with Audit Committees as amended and the Sarbanes Oxley Act of 2002.

Relying on the review and discussions conducted with the management and the independent auditors, the audit committee believes that the Company’s financial statements are fairly presented in conformity with Generally Accepted Accounting Principles in all material aspects.

The committee has also reviewed the internal controls put in place to ensure that the accounts of the Company are properly maintained and that the accounting transactions are in accordance with prevailing laws and regulations. In conducting such reviews, the committee found no material discrepancy or weakness in the internal control systems of the Company.

The committee also reviewed the financial and risk management policies of the Company and expressed its satisfaction with the same.

The Company’s auditors provided to the committee the written disclosures required by Independence Standards Board Standard No. 1 – ‘Independence Discussions with Audit Committees’, based on which the committee discussed the auditors’ independence with both the management and the auditors. After review, the committee expressed its satisfaction on the independence of both the internal and the statutory auditors.

Moreover, the committee considered whether any non-audit services provided by the auditor’s firm could impair the auditor’s independence, and concluded that there were no such services provided.

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The committee secured compliance on the affirmation of the Board of Directors to the NASDAQ stock exchange, under the relevant rules of the exchange on composition of the committee and independence of the committee members, disclosures relating to non-independent members, financial literacy and financial expertise of members, and a review of the audit charter.

Based on the committee’s discussion with the Management and the auditors and the committee’s review of the representations of the Management and the report of the auditors to the committee, the committee has recommended the following to the Board of Directors:

1. The audited financial statements prepared as per Indian GAAP of Infosys Technologies Limited for the year ended March 31, 2005 be accepted by the Board as a true and fair statement of the financial status of the company

2. The audited consolidated financial statements prepared as per Indian GAAP of Infosys Technologies Limited and its subsidiaries for the year ended March 31, 2005 be accepted by the Board as a true and fair statement of the financial status of the group, and

3. The audited financial statements prepared as per US GAAP, and to be included in the company’s Annual Report on Form-20F, for the fiscal year ended March 31, 2005 be filed with the U.S. Securities and Exchange Commission.

During the year under review, the committee approved the change in the US GAAP accountants from KPMG LLP, a UK Partnership, to KPMG (Registered), an Indian Partnership (KPMG India).

The committee has recommended to the Board the re-appointment and fees of BSR & Co., Chartered Accountants, as the statutory auditors of the Company for the fiscal year ending March 31, 2006, and that the necessary resolutions for appointing them as auditors be placed before the shareholders. The committee has also recommended to the Board the appointment of KPMG, India as independent auditors of the company for the US GAAP financial statements, for the financial year ending March 31, 2006.

The committee recommended the appointment of internal auditors to review various operations of the Company, and determined and approved the fees payable to them.

The committee has also issued a letter in line with recommendation No. 9 of the Blue Ribbon Committee on audit committee effectiveness, which is to be provided in the Financial statements prepared in accordance with US GAAP section of the Annual Report on Form 20-F.

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the Audit committee charter.

Sd

Bangalore Deepak M. Satwalekar April 13, 2005 Chairperson, Audit committee

2. Compensation committee

Our compensation committee consists entirely of non-executive, independent directors:

Prof. Marti G. Subrahmanyam, Chairperson Deepak M. Satwalekar Sen. Larry Pressler Sridar A. Iyengar

2.1 Compensation committee charter

Purpose

The purpose of the compensation committee of the Board of directors (the Board) shall be to discharge the Board’s responsibilities relating to compensation of the Company’s executive directors and senior management. The committee has overall responsibility for approving and evaluating the executive directors and senior management compensation plans, policies and programs.

The compensation committee is also responsible for producing an annual report on executive compensation for inclusion in our proxy statement.

Committee membership and organization

The compensation committee will be appointed by and will serve at the discretion of the Board. The compensation committee shall consist of no fewer than three members. The members of the compensation committee shall meet the (i) independence requirements of the listing standards of the NASDAQ, (ii) non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, and (iii) the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended.

The members of the compensation committee will be appointed by the Board on the recommendation of the nomination committee. Compensation committee members will serve at the discretion of the Board.

Committee responsibilities and authority

The compensation committee shall annually review and approve for the CEO, the executive directors and senior management (a) the annual base salary, (b) the annual incentive bonus, including the specific goals and amount, (c) equity compensation, (d) employment agreements, severance arrangements, and change in control agreements / provisions, and (e) any other benefits, compensation or arrangements.

The compensation committee, in consultation with the CEO, shall review the performance of all the executive directors each quarter, on the basis of detailed performance parameters set for each of the executive directors at the beginning of the year. The compensation committee may, from time to time, also evaluate the usefulness of such performance parameters, and make necessary amendments.

The compensation committee is responsible for administering our stock option plans, including the review and grant of options to eligible employees under the plans.

The compensation committee may also make recommendations to the Board with respect to incentive compensation plans.

The compensation committee may form subcommittees and delegate authority to them when appropriate.

The compensation committee shall make regular reports to the Board.

The compensation committee shall review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

The compensation committee shall annually review its own performance.

The compensation committee shall have the sole authority to retain and terminate the services of any compensation consultant to be used to assist in the evaluation of CEO, executive directors or senior management compensation and shall have the sole authority to approve the consultant’s fees and other retention terms. The compensation committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

2.2 Table 5: Compensation committee attendance during FY 2005

Four compensation committee meetings were held during the year ended March 31, 2005. These were held on April 12, 2004, July 12, 2004, October 11, 2004 and January 11, 2005.

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Infosys | Annual Report 2004-05

Name of compensation committee members	No. of meetings held	No. of meetings attended
Prof. Marti G. Subrahmanyam	4	4
Deepak M. Satwalekar	4	4
Sen. Larry Pressler	4	3
Sridar A. Iyengar	4	4

During the year, the Compensation committee held four conference calls on June 12, 2004, August 31, 2004, September 30, 2004 and February 28, 2005.

2.3 Compensation committee report for the year ended March 31, 2005

The committee reviewed the performance of all executive directors on a quarterly basis and approved the payment of individual performance incentive to each of them, based on this review.

The committee reviewed the performance of all executive directors and approved the compensation payable to them for fiscal 2006, within the overall limits approved by the shareholders. The committee also reviewed and approved the compensation of all the management council members for fiscal 2006.

The committee believes that the compensation and benefits are adequate to motivate and retain the senior officers of the Company.

Save as disclosed, none of the directors had a material beneficial interest in any contract of significance to which the Company or any of its subsidiary undertakings was a party, during the financial year.

Sd

Bangalore
April 13, 2005

Prof. Marti G. Subrahmanyam
Chairperson, Compensation committee

3. Nominations committee

The nominations committee of the Board consists exclusively of the following non-executive, independent directors:

Claude Smadja, *Chairperson*
Deepak M. Satwalekar
Sen. Larry Pressler
Dr. Omkar Goswami
Philip Yeo

3.1 Nominations committee charter

Purpose

The purpose of the nominations committee is to ensure that our Board of Directors is properly constituted to meet our fiduciary obligations to shareholders. To carry out this purpose, the nominations committee shall: (1) assist the Board by identifying prospective director nominees and selecting / recommending to the Board the director nominees for the next annual meeting of shareholders; (2) oversee the evaluation of the Board and management; and (3) recommend to the Board, director nominees for each committee.

Committee membership and organization

- The nominations committee shall be comprised of no fewer than two (2) members
- The members of the nominations committee shall meet the independence requirements of the NASDAQ
- The members of the nominations committee shall be appointed and replaced by the Board

Committee responsibilities and authority

- Evaluate the current composition, organization and governance of the Board and its committees, as well as determine future requirements and make recommendations to the Board for approval
- Determine on an annual basis, desired Board qualifications, expertise and characteristics, and conduct searches for potential Board members with corresponding attributes. Evaluate and propose nominees for election to the Board. In performing these tasks, the Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates.
- Oversee the Board performance evaluation process including conducting surveys of director observations, suggestions and preferences
- Form subcommittees and delegate authority to them when appropriate
- Evaluate and make recommendations to the Board concerning the appointment of directors to Board committees, the selection of Board committee chairs, and the Board members eligible for re-election
- Evaluate and recommend termination of membership of individual directors in accordance with the Board's governance principles, for cause or for other appropriate reasons
- Conduct an annual review on succession planning, report its findings and recommendations to the Board, and work with the Board in evaluating potential successors to executive management positions
- Coordinate and approve Board and committee meeting schedules
- Make regular reports to the Board
- Review and re-examine this charter annually and make recommendations to the Board for any proposed changes
- Annually review and evaluate this committee's performance.
- In performing its responsibilities, the committee shall have the authority to obtain advice, reports or opinions from internal or external counsel and expert advisors.

3.2 Table 6: Nominations committee attendance during FY 2005

Four Nominations committee meetings were held during the year on April 12, 2004, July 12, 2004, October 11, 2004 and January 11, 2005.

Name of nomination committee members	No. of meetings held	No. of meetings attended
Claude Smadja	4	4
Deepak M. Satwalekar	4	4
Sen. Larry Pressler	4	3
Dr. Omkar Goswami	4	4
Philip Yeo	4	1

3.3 Nominations committee report for the year ended March 31, 2005

The committee discussed the issue of the retirement of members of the Board as per statutory requirements. As a third of the members have to retire every year based on their date of appointment, Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani, Mr. K. Dinesh, Mr. Claude Smadja and Mr. Philip Yeo will retire in the ensuing Annual General Meeting. The Committee noted that Mr. Philip Yeo has expressed his intention not to seek re-election. Accordingly, the committee considered the performance of Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani, Mr. K. Dinesh and Mr. Claude Smadja and recommended that the necessary resolutions for their re-appointment be considered by the shareholders. Also, the committee considered the re-appointment of Mr. T. V. Mohandas Pai and Srinath Batni as Whole-time Directors for a further period of five years commencing from May 27, 2005 and recommended that the necessary resolution be placed before the shareholders for their consideration. The committee placed on record its deep appreciation of the services rendered by Mr. Yeo during his tenure on the Board.

Sd

Bangalore
April 13, 2005

Claude Smadja
Chairperson, Nominations committee

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Infosys | Annual Report 2004-05

4. Investor grievance committee

The investor grievance committee is headed by an independent director, and consists of the following directors:

Rama Bijapurkar, *Chairperson*
Dr. Omkar Goswami
Philip Yeo
Claude Smadja

4.1 Table 7: Investor grievance committee attendance during FY 2005

The committee has the mandate to review and redress shareholder grievances. Four investor grievance committee meetings were held during the year on April 12, 2004, July 12, 2004, October 11, 2004 and January 11, 2005.

Name of investor grievance committee members	No. of meetings held	No. of meetings attended
Rama Bijapurkar	4	4
Dr. Omkar Goswami	4	4
Philip Yeo	4	1
Claude Smadja	4	4

4.2 Investor grievance committee report for the year ended March 31, 2005

The committee expresses satisfaction with the company's performance in dealing with investor grievances and its share transfer system.

Details of complaints resolved during the financial year 2004-05 are as follows.

Nature of complaints received	Received during the year	Resolved during the year	Closing
Dividend / bonus related	312	312	0

It has also noted the shareholding in dematerialized mode as on March 31, 2005 as being 99.51%, as against 99.53% in the previous year.

Sd
Bangalore — Rama Bijapurkar
April 13, 2005 — *Chairperson, Investor grievance committee*

5. Investment committee

The investment committee consists exclusively of executive directors:

N. R. Narayana Murthy, *Chairperson*
Nandan M. Nilekani
S. Gopalakrishnan
K. Dinesh
S. D. Shibulal
T. V. Mohandas Pai
Srinath Batni

6. Share transfer committee

The share transfer committee consists exclusively of executive directors:

Nandan M. Nilekani, *Chairperson*
K. Dinesh
S. D. Shibulal

Share transfer committee report for the year ended March 31, 2005

The committee has the mandate to approve all share transfers. During the year, the committee approved transfers with respect to 2,220 shares.

Sd
Bangalore — Nandan M. Nilekani
April 13, 2005 — *Chairperson, Share transfer committee*

D. Management review and responsibility

1. Formal evaluation of officers

The compensation committee of the Board approves the compensation and benefits for all executive Board members, as well as members of the management council. Another committee headed by the CEO reviews, evaluates and decides the annual compensation of our officers from the level of associate vice president, but excluding members of the management council. The compensation committee of the Board administers the 1998 and the 1999 Stock Option Plans.

2. Board interaction with clients, employees, institutional investors, the government and the press

The chairman, the CEO and the COO, in consultation with the CFO, handle all interactions with investors, media, and various governments. The CEO and the COO manage all interaction with clients and employees.

3. Risk management

We have an integrated approach to managing the risks inherent in various aspects of our business. As part of this approach, the Board of directors is responsible for monitoring risk levels according to various parameters, and the management council is responsible for ensuring implementation of mitigation measures, if required. The audit committee provides the overall direction on the risk management policies. A detailed report on *Risk management* is provided elsewhere in the Annual Report.

4. Management's discussion and analysis

This is given as a separate section in this Annual Report in accordance with both Indian GAAP and US GAAP financials.

E. Shareholders

1. Disclosures regarding appointment or re-appointment of directors

According to the Articles of Association, one-third of the directors retire by rotation and, if eligible, offer themselves for re-election at the Annual General Meeting of shareholders. As per Article 122 of the Articles of Association, N. R. Narayana Murthy, Nandan M. Nilekani, K. Dinesh and Claude Smadja will retire in the ensuing Annual General Meeting. The Board has recommended the re-election of all the retiring directors. Mr. Philip Yeo who is retiring by rotation at the ensuing Annual General Meeting, has expressed his desire not to seek re-election.

The detailed resumes of all these directors are provided in the *Notice to the Annual General Meeting*.

2. Communication to shareholders

Since June 1997, we have been sending to each shareholder, quarterly reports, which contain audited financial statements under Indian GAAP and unaudited financial statements under US GAAP, along with additional information. Moreover, the quarterly and annual results are generally published in *The Economic Times*, *The Times of India*, *Business Standard*, *Business Line*, *Financial Express* and the *Udayavani* (a regional daily published from Bangalore). Quarterly and annual financial statements, along with segmental information, are posted on our website (www.infosys.com). Earnings calls with analysts and investors are broadcast live on the website, and their transcripts are posted on the website soon thereafter. Any specific presentations made to analysts and others are also posted on our website.

The proceedings of the Annual General Meeting are webcast live for shareholders across the world. The archives of the video are also available on our website for future reference.

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3. Investor grievances and share transfer

As mentioned earlier, we have a Board-level investor grievance committee to examine and redress shareholders' and investors' complaints. The status on complaints and share transfers is reported to the full Board. The details of shares transferred and the nature of complaints are provided in the *Additional information to shareholders* section of the Annual Report.

For matters regarding shares transferred in physical form, share certificates, dividends, change of address, etc., shareholders should communicate with Karvy Computershare Private Limited, our registrar and share transfer agent. Their address is given in the section on *Shareholder information*.

4. Details of non-compliance

There has been no non-compliance of any legal requirements nor have there been any strictures imposed by any stock exchange, SEBI or SEC, on any matters relating to the capital market over the last three years.

5. General body meetings

Details of the last three Annual General Meetings are given in *Table 8*.

Table 8: Date, time and venue of the last three AGMs

Financial year (ended)	Date	Start time	Venue
Mar 31, 2002	Jun 8, 2002	15:00 hrs IST	J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore, India
Mar 31, 2003	Jun 14, 2003	15:00 hrs IST	J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore, India
Mar 31, 2004	Jun 12, 2004	15:00 hrs IST	J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore, India
During the year, we also held an Extraordinary General Meeting. Details of the meeting held are as follows:			
	Date	Time	Venue
	Dec 18, 2004	15:00 hrs IST	Hotel Capitol, Raj Bhavan Road, Bangalore 560 052

6. Postal ballots

For the year ended March 31, 2005, there are no ordinary or special resolutions that need to be passed by our shareholders through a postal ballot. However, we have voluntarily decided to comply with the provisions of postal ballot for all the resolutions placed before the shareholders in the AGM to be held on June 11, 2005. The detailed instructions are provided in the notice to the Annual General Meeting.

7. Auditors' certificate on corporate governance

As required by Clause 49 of the Listing Agreement, the auditor's certificate is given as an annexure to the *Directors' report*.

Compliance with Non-Mandatory Requirements of Clause 49 of Listing Agreement

Clause 49 of the Listing Agreement mandates us to obtain a certificate from either the auditors or practicing company secretaries regarding compliance of conditions of corporate governance as stipulated in the Clause and annex the certificate with the director's report, which is sent annually to all our shareholders. We have obtained a certificate to this effect and the same is given as an annexure to the *Directors' report*.

The Clause further states that the non-mandatory requirements may be implemented as per our discretion. However, the disclosures of compliance with mandatory requirements and adoption (and compliance) / non-adoption of the non-mandatory requirements shall be made in the section on *Corporate governance* in the Annual Report. We comply with the following non-mandatory requirements:

The Board

Independent Directors may have a tenure not exceeding, in the aggregate, a period of nine years, on our Board.

None of the independent directors on our Board have served for a tenure exceeding nine years.

Remuneration committee

We have instituted a compensation committee. A detailed note on compensation / remuneration committee is provided elsewhere in the report.

Shareholders' rights

The Clause states that a half-yearly declaration of financial performance including summary of the significant events in the last six months, may be sent to each household of shareholders.

We communicate with investors regularly through e-mail, telephone and face-to-face meetings either in investor conferences, company visits or on road shows. We also leverage the Internet in communicating with our investor base.

We announce quarterly financial results within two weeks of the close of a quarter. After the announcement of the quarterly financial results, a business television channel in India telecasts live, a discussion with our management. This enables a large number of retail shareholders in India to better understand our operations. The announcement of quarterly results is followed by press conferences and earnings conference calls. The earnings calls are webcast live on the Internet so that information is available to all at the same time. Further, transcripts of the earnings calls are posted on our website www.infosys.com, within 72 hours. Also, we send the quarterly reports to each household of shareholders.

Highlights of the results are also made available to mobile phone users in India through SMS, Voice (in regional language – Kannada, Hindi & in English) and WAP.

We have also voluntarily furnished eXtensible Business Reporting Language (XBRL) data to the United States Securities and Exchange Commission (SEC). We are participating in SEC's Voluntary Program for Reporting financial Information on EDGAR using XBRL and is one of the few companies in the world to adopt this standard.

Training of Board members

All new non-executive directors inducted into the Board are given an orientation. Presentations are made by various executive directors giving an overview of our operations to familiarize the new non-executive directors with the operations. The new non-executive directors are given orientation on our services, group structure and subsidiaries, company's constitution, Board procedures and matters reserved for Board, company's major risks and risk management strategy, etc.

The Board's policy is to regularly have separate meetings with independent directors to update them on all business-related issues

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and new initiatives. In such meetings, the executive directors and other senior management personnel make presentations on relevant issues.

Mechanism for evaluating non-executive Board members

The Board evaluates the performance of non-executive / independent directors through a peer-evaluation process every year. Each external Board member has to present before the entire Board on how they have performed / added value to us. Every Board member evaluates each external Board member on a scale of 1 to 10 based on the performance indicators.

Independent directors have three key roles, namely, Governance, Control and Guidance. Some of the performance indicators based on which the independent directors are evaluated are:

Ability to contribute to and monitor our corporate governance practices

Ability to contribute by introducing international best practices to address top-management issues

Active participation in long-term strategic planning

Commitment to the fulfillment of a director’s obligations and fiduciary responsibilities – this includes participation and attendance.

Whistle-blower policy

We have established a mechanism for employees to report concerns about unethical behaviour, actual or suspected fraud or violation of our code of conduct or ethics policy. The mechanism also provides for adequate safeguards against victimization of employees who avail of the mechanism and also provide for direct access to the Chairperson of the Audit Committee in exceptional cases.

F. Compliance with the corporate governance codes

Naresh Chandra Committee

The Government of India, by an order dated August 21, 2002, constituted a high-level committee under the Chairmanship of Mr. Naresh Chandra to examine the auditor-company relationship and to regulate the role of auditors. The trigger was the happenings in the US and certain instances in India involving auditors. In fact, the spontaneity with which the US responded to the high-profile corporate scams by enacting Sarbanes-Oxley Act in a very short time and taking strong measures to deter recurrences of such scams, has made the Indian regulators and authorities come out with almost similar recommendations. The Naresh Chandra Committee report contains five chapters. Chapters 2, 3 and 4 which deal with auditor-company relationship, auditing the auditors’ and independent directors’ role, remuneration and training are relevant to us. Chapter 1 is an introductory section and chapter 5 relates to regulatory changes. We comply with these recommendations.

Kumarmangalam Birla Committee

The Securities and Exchange Board of India (SEBI) appointed the Committee on Corporate Governance on May 7, 1999 under the Chairmanship of Mr. Kumarmangalam Birla, member of SEBI Board, to promote and raise the standards of corporate governance. SEBI Board considered and adopted in its meeting held on January 25, 2000 the recommendations of the committee. In accordance with the guidelines provided by SEBI, the market regulator, the stock exchanges had modified the listing requirements by incorporating in the listing agreement a new Clause 49, so that proper disclosure for corporate governance is made by companies in the following areas: Board of Directors, Audit Committee, Remuneration Committee, Board Procedure, Management Analysis & Disclosure, Information to shareholders, and Report on corporate governance in the annual report. We comply with these recommendations.

Revised Clause 49 of the Listing Agreement

The Securities and Exchange Board of India (SEBI), with a view to improve corporate governance standards in India, constituted the Committee on Corporate Governance under the Chairmanship of Mr. N. R. Narayana Murthy. This move of SEBI signifies the regulator’s anxiety to ensure that the governance practices are corrected and improved upon expeditiously. The terms of reference to the committee were to review the performance of corporate governance and to determine the role of companies in responding to rumors and other price-sensitive information circulating in the market, in order to enhance the transparency and integrity of the market.

The committee came out with two sets of recommendations: the mandatory recommendations and the non-mandatory recommendations.

The mandatory recommendations focus on strengthening the responsibilities of audit committees, improving the quality of financial disclosures, including those pertaining to related party transactions and proceeds from initial public offerings, requiring corporate executive boards to assess and disclose business risks in the annual reports of companies, calling upon the Board to adopt a formal code of conduct, the position of nominee directors and improved disclosures relating to compensation to non-executive directors and shareholders’ approval of the same.

The non-mandatory recommendations pertain to moving to a regime providing for unqualified corporate financial statements, training of Board members and evaluation of non-executive directors’ performance by a peer group comprising the entire Board of Directors, excluding the director being evaluated.

SEBI has incorporated the recommendations made by the Narayana Murthy Committee on Corporate Governance in clause 49. However, Clause 49 as revised is yet to be made effective and is likely to come into force from January 1, 2006. We substantially comply with the revised clause 49 of the listing agreement.

Euro shareholders Corporate Governance Guidelines 2000

“Euroshareholders” is the confederation of European shareholders associations, with the overall task of representing the interests of individual shareholders in the European Union. In April 1999, the Organization for Economic Cooperation and Development (OECD) published its general principles on corporate governance. The Euroshareholders guidelines are based upon the same principles, but are more specific and detailed. Subject to the statutory regulations in force in India, we comply with these recommendations.

Compliance with findings and recommendations of The Conference Board Commission on Public Trust and Private Enterprises in the US

The Conference Board Commission on Public Trust and Private Enterprise was convened to address the circumstances which led to corporate scandals and the subsequent decline of confidence in American capital markets. The Commission has suggested ways in which appropriate governance practices can work to rebuild confidence in the integrity, reliability, and transparency of these markets by addressing three key, and much debated, areas – executive compensation, corporate governance, and audit and accounting issues – as they relate to publicly-held corporations. The Commission issued its first set of findings and recommendations – Part 1: Executive Compensation – on September 17, 2002. Part 2: Corporate Governance and Part 3: Audit and Accounting were released on January 9, 2003. We substantially comply with these recommendations.

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OECD Principles of Corporate Governance

The governments of the 30 Organization for Economic Cooperation and Development (OECD) countries have recently approved a revised version of the OECD’s Principles of Corporate Governance adding new recommendations for good practice in corporate behavior with a view to rebuilding and maintaining public trust in companies and stock markets.

The revised Principles respond to a number of issues that have undermined the confidence of investors in company management in recent years. They call on governments to ensure genuinely effective regulatory frameworks and on companies themselves to be truly accountable. They advocate increased awareness among institutional investors and an effective role for shareholders in executive compensation. They also urge strengthened transparency and disclosure to counter conflicts of interest.

We substantially comply with these principles of corporate governance.

A detailed compliance report with the recommendations of various committees listed above is available in the Investors section of our website (www.infosys.com).

United Nations Global Compact Programme

Announced by the United Nations Secretary General, Mr. Kofi Annan, at the World Economic Forum in Davos, Switzerland, in January 1999, and formally launched at the UN Headquarters in July 2000, the Global Compact Programme calls on companies to embrace nine principles in the areas of human rights, labor standards and environment. The Programme is a value-based platform designed to promote institutional learning. It utilizes the power of transparency and dialogue to identify and disseminate good practices based on universal principles. The nine principles are drawn from the Universal Declaration of Human Rights, the International Labor Organization’s Fundamental Principles on Rights at Work, and the Rio Principles on Environment and Development.

According to these principles, business should:

Support and respect the protection of internationally proclaimed human rights: Corporate leadership in human rights is good for the community and for business. The benefits of responsible engagement for business include a greater chance of a stable and harmonious atmosphere in which to do business, and a better understanding of the opportunities and problems of the social context. Further, the benefits of corporate social responsibility for society include less adverse impacts from ill-thought-through business initiatives.

Ensure that they are not complicit in human rights abuses: An effective human rights policy will help companies avoid being implicated in human rights violations.

Uphold the freedom of association and the effective recognition of the right to collective bargaining: Freedom of association and the exercise of collective bargaining provide opportunities for constructive rather than confrontational dialogue, which harness energy to focus on solutions that result in benefits to the enterprise, its stakeholders, and the society at large.

Support the elimination of all forms of forced and compulsory labor: Forced labor robs societies of the opportunities to apply and develop human resources for the labor markets of today, and develop the skills in education of children for the labor markets of tomorrow.

Support the effective abolition of child labor:

Child labor results in scores of under-skilled, unqualified workers and jeopardizes future skills improvements in the workforce. Children who do not complete their primary education are likely to remain illiterate and will not acquire the skills needed to get a job and contribute to the development of a modern economy.

Eliminate discrimination with respect to employment and occupation: Discrimination in employment and occupation restricts the available pool of workers and skills, and isolates an employer from the wider community. Non-discriminatory practices help ensure that the best-qualified person fills the job.

Support a precautionary approach to environmental challenges: It is more cost-effective to take early actions to ensure that irreversible environmental damage does not occur. This requires developing a life-cycle approach to business activities to manage the uncertainty and ensure transparency. Investing in production methods that are not sustainable, that deplete resources and that degrade the environment, has a lower long-term return than investing in sustainable operations.

Undertake initiatives to promote greater environmental responsibility: Given the increasingly central role of the private sector in global governance issues, the public is demanding that business manage its operations in a manner that will enhance economic prosperity, ensure environmental protection and promote social justice.

Encourage the development and diffusion of environmentally friendly technologies: Limit production processes and technology that do not use resources efficiently, generate residues and discharge wastes. Implementing environmentally sound technologies helps a company reduce the use of raw materials leading to increased efficiency and increased competitiveness of the company.

On August 27, 2001, we adopted the UN Global Compact Programme and became a partner with the UN in this initiative. A strong sense of social responsibility is an integral part of our value system. We adhere to the principles of the UN Global Compact Programme.

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Additional information

Shareholder information

Share price chart

Frequently asked questions

Selective data

Ratio analysis

Statutory obligations

Human resources accounting and value-added statement

Brand valuation

Balance sheet including intangible assets

Current-cost-adjusted financial statements

Intangible assets score sheet

Economic Value-Added (EVA) statement

ValueReporting™

Management structure

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Infosys | Annual Report 2004-05

Shareholder information

Date, time and venue of 24th AGM	June 11, 2005, 3.00 p.m. at the NIMHANS Convention Centre, Hosur Road, Bangalore 560 029.
Dates of book closure	June 03, 2005 to June 11, 2005 (both days inclusive)
Final dividend payment	On or after June 11, 2005, but within the statutory time limit of 30 days, subject to shareholders' approval
Financial calendar (tentative and subject to change)	Financial reporting for the quarter ending Jun 30, 2005 : Jul 12, 2005 Sep 30, 2005 : Oct 11, 2005 Dec 31, 2005 : Jan 11, 2006 Mar 31, 2006 : Apr 14, 2006
Interim dividend, if any, for fiscal 2006	November 2005
Annual General Meeting for fiscal 2006	June 2006

Listing on stock exchanges and codes

	In India		Outside India
	NSE	BSE	NASDAQ
Exchange code	INFOSYSTCH	500209	INFY
Reuters code	INFY.NS	INFY.BO	INFY.O
Telerate / Moneyline code	IN:INFN	IN:INF	US:INFY
Bloomberg code	NINFO IN	INFO IN	–

Listing fees for 2005-06	Paid for all the above stock exchanges
Registered office	Electronics City, Hosur Road, Bangalore 560 100, India Tel.: +91 80 2852 0261, Fax: +91 80 2852 0362 Website: www.infosys.com

Investor services:

Investor complaints

	2005		2004	
	Received	Attended to	Received	Attended to
Non-receipt of dividend warrants / bonus shares	312	312	159	159
Total	312	312	159	159

We attended to most of the investors' grievances / correspondences within a period of 10 days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Legal proceedings

There are certain pending cases relating to disputes over title to shares, in which we had been made a party. However, these cases are not material in nature.

Share transfers in physical form

Shares sent for physical transfer are effected after giving a notice of 15 days to the seller for sale confirmation. Our share transfer committee meets as often as required.

The total number of shares transferred in physical form during the year was 2,220 versus 2,052 for the previous year.

Dematerialization of shares and liquidity

We were the first in India to pay a one-time custodial fee of Rs. 44.43 lakh to the National Securities Depositary Limited (NSDL). Consequently, our shareholders do not have to pay depositary participants the custodial fee charged by NSDL on their holding. 99.51% of our shares are now held in electronic form.

ECS mandate

We have received complaints regarding non-receipt of dividend warrants from shareholders who have not updated their bank account details with the depository participants. In order to enable us to serve our investor better, we request shareholders to update their bank accounts with their respective depository participants.

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Infosys | Annual Report 2004-05

Stock market data relating to shares listed in India

Our market capitalization is included in the computation of the BSE-30 Sensitive Index (Sensex), the BSE Dollex, and S&P CNX NIFTY Index. Table 2 gives the monthly high and low quotations as well as the volume of shares traded at The Stock Exchange, Mumbai and the National Stock Exchange of India for the current year. The chart plots the daily closing price of Infosys versus the BSE-Sensex for the year ended March 31, 2005.

Monthly highs, lows and trading volume for FY 2005

	BSE			NSE			
	High Rs.	Low Rs.	Volume No.	High Rs.	Low Rs.	Volume No.	Total Volume (NSE & BSE) Nos.
Apr, 2004	1,500	1,240	1,82,06,580	1,373	1,250	4,27,44,528	6,09,51,108
May	1,350	1,050	1,38,42,528	1,339	1,130	3,41,93,520	4,80,36,048
Jun	1,414	1,245	1,28,44,524	1,399	1,248	3,61,46,792	4,89,91,316
Jul	1,565	1,281	1,10,70,888	1,553	1,352	3,38,31,920	4,49,02,808
Aug	1,590	1,473	87,92,948	1,577	1,480	2,66,60,407	3,54,53,355
Sept	1,712	1,575	1,01,54,690	1,701	1,581	2,61,55,883	3,63,10,573
Oct	1,958	1,679	1,08,87,006	1,949	1,686	3,06,62,154	4,15,49,160
Nov	2,167	1,895	74,63,532	2,149	1,911	2,26,95,497	3,01,59,029
Dec	2,160	2,014	58,12,874	2,120	2,030	2,03,93,060	2,62,05,934
Jan, 2005	2,125	1,850	84,16,581	2,119	1,905	2,77,58,493	3,61,75,074
Feb	2,247	2,018	62,94,130	2,240	2,030	1,78,05,323	2,40,99,453
Mar	2,294	2,054	48,14,166	2,264	2,159	1,62,01,324	2,10,15,490
Total			11,86,00,447			33,52,48,901	45,38,49,348
Volume traded / average outstanding shares (%)	FY 2005		48			135	182
	FY 2004		116			291	407
	FY 2003		119			257	376

The number of shares outstanding is 24,88,23,529. American Depositary Shares (ADSs) have been excluded for the purpose of this calculation.
The figures for the volumes traded during Apr – Jun 2004 has been adjusted for bonus issued in the ratio of 3:1.

Chart A – Infosys share price versus the BSE Sensex


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Infosys
BSE Index

Distribution of shareholding as on March 31, 2005

No. of equity shares held	No. of shareholders	%	No. of shares	%
1	3,661	2.31	3,661	0.00
2–10	52,004	32.76	3,37,377	0.12
11–50	63,954	40.29	16,96,325	0.63
51–100	14,723	9.28	11,62,053	0.43
101–200	7,757	4.89	11,96,392	0.44
201–500	6,087	3.83	20,68,549	0.76
501–1,000	3,347	2.11	24,80,672	0.92
1,001–5,000	4,890	3.08	1,13,60,597	4.20
5,001–10,000	1,150	0.72	78,13,857	2.89
10,001 and above	1,151	0.73	22,07,04,046	81.57
Total (excluding ADS)	1,58,724	100.00	24,88,23,529	91.96
Equity shares underlining ADS*	1	0.00	2,17,47,020	8.04
Total (including ADS)	1,58,725	100.00	27,05,70,549	100.00

** Beneficially owned outside India.*

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Distribution of shareholding

As of March 31,	2005			2004		
Category	Shareholders (No.)	Voting strength (%)	Number of shares held	Shareholders (No.)	Voting strength (%)	Number of shares held
PROMOTER HOLDING						
Indian promoters	19	21.76	5,88,63,736	23	26.52	7,06,79,980
Total of promoter holding	19	21.76	5,88,63,736	23	26.52	7,06,79,980
NON PROMOTER HOLDING						
Institutional investors						
Mutual funds	169	2.46	66,49,504	170	3.68	97,99,940
Banks, financial institutions, insurance companies	31	2.29	61,96,097	40	3.09	82,31,640
Foreign institutional investors	407	42.87	11,59,88,913	346	41.82	11,14,89,756
Others						
Private corporate bodies	2,422	1.12	30,34,242	2,098	1.01	26,81,600
Indian public	1,53,794	19.00	5,14,27,922	63,466	13.95	3,71,73,660
NRIs / OCBs	1,850	1.63	44,26,361	787	0.70	18,48,192
Trusts	32	0.83	22,36,754	14	1.31	34,98,236
Equity shares underlying ADS	1	8.04	2,17,47,020	1	7.94	2,11,61,220
Total of non promoter holding	1,58,706	78.24	21,17,06,813	66,922	73.48	19,58,84,244
Grand total	1,58,725	100.00	27,05,70,549	66,945	100.00	26,65,64,224

Stock market data relating to American Depositary Shares (ADSs)

a. ADS listed at : NASDAQ National Market in the US

b. Ratio of ADS to equity shares : 1 ADS for 1 equity share

c. ADS symbol : INFY

d. The American Depositary Shares issued under the ADS program of the company were listed on the NASDAQ National Market in the US on March 11, 1999. The monthly high and low quotations as well as the volume of ADSs traded at the NASDAQ National Market for the year ended March 31, 2005 are given below.

Monthly highs, lows and trading volume for ADS for FY 2005

	High		Low		Volume
	$	Rs.	$	Rs.	Nos.
Apr, 2004	44.25	1,970	40.37	1,797	1,18,88,754
May	43.32	1,967	36.23	1,645	1,48,50,514
Jun	47.23	2,172	40.56	1,865	1,14,25,478
Jul	50.15	2,326	43.50	2,018	1,37,55,377
Aug	52.13	2,416	45.37	2,102	1,02,43,444
Sept	58.31	2,677	52.81	2,424	1,08,61,493
Oct	67.60	3,062	55.79	2,527	1,77,75,098
Nov	72.00	3,201	63.90	2,841	1,91,19,684
Dec	71.58	3,097	66.67	2,884	1,17,29,766
Jan, 2005	69.16	3,015	60.51	2,638	1,23,86,155
Feb	76.60	3,337	65.87	2,870	96,66,558
Mar	77.22	3,368	72.60	3,167	66,72,973
					15,03,75,294

Note: 1ADS = 1 equity share. US Dollar has been converted into Indian Rupees at the monthly closing rates. The number of ADSs outstanding as on March 31, 2005 was 2,17,47,020. The percentage of volume traded to the total float was 691% as against 627% in the previous year.

Chart B: ADS premium compared to price quoted on BSE


Price (INR)
% premium
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
60%
50%
40%
30%
20%
10%
0%
Apr 04 | May 04 | Jun 04 | Jul 04 | Aug 04 | Sep 04 | Oct 04 | Nov 04 | Dec 04 | Jan 05 | Feb 05 | Mar 05
ADR | 1,970 | 1,967 | 2,172 | 2,326 | 2,416 | 2,677 | 3,062 | 3,201 | 3,097 | 3,015 | 3,337 | 3,368
Equity | 1,500 | 1,350 | 1,414 | 1,565 | 1,590 | 1,712 | 1,958 | 2,167 | 2,150 | 2,125 | 2,247 | 2,294
% of premium | 31% | 46% | 54% | 49% | 52% | 56% | 56% | 48% | 43% | 42% | 49% | 47%

Based on the prices as of the end of each month

116 | Think Scale

Infosys | Annual Report 2004-05

Outstanding ADR warrants and their impact on equity

Our American Depositary Shares as evidenced by American Depositary Receipts (ADRs) are traded in the US on the NASDAQ National Market under the ticker symbol "INFY". Each equity share is represented by one American Depositary Shares (ADSs). The ADRs evidencing ADSs began trading on the NASDAQ from March 11, 1999, when they were issued by the Depositary Bankers Trust Company (the Depositary), pursuant to the Deposit Agreement.

As of March 31, 2005, there were 53,952 record holders of ADRs evidencing 2,17,47,020 ADSs (equivalent to 2,17,47,020 equity shares).

Investors' contact information

Nandan M. Nilekani,
Chief Executive Officer, President and Managing Director
Tel.: +91-80-2852-0351

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director
Tel.: +91-80-2852-0431

Investor correspondence in India

For queries relating to financial statements

T. V. Mohandas Pai
Director, CFO and Head – Finance and Administration,
Infosys Technologies Limited,
Electronics City, Hosur Road,
Bangalore 560 100, India.
Tel.: +91-80-2852-0396, Fax: +91-80-2852-0362
E-mail: mdpai@infosys.com

For queries relating to shares / dividend

V. Balakrishnan
Company Secretary and Senior Vice President – Finance,
Infosys Technologies Limited,
Electronics City, Hosur Road,
Bangalore 560 100, India.
Tel.: +91-80-2852-0440, Fax: +91-280-2852-0754
E-mail: balakv@infosys.com

Registrar and share transfer agents

Karvy Computershare Private Limited
Registrars and Share Transfer Agents,
T.K.N. Complex, No. 51/2, Vanivilas Road,
Opposite National College, Basavanagudi,
Bangalore 560 004, India.
Tel.: +91-80-2662-1184, Fax: +91-80-2662-1169
E-mail: kannans@karvy.com

Investor correspondence in the US

Sandeep Shroff
General Manager – Investor Relations,
Infosys Technologies Limited,
6607 Kaiser Drive, Fremont, CA 94555, USA.
Tel.: +1-510-742-2960, Fax: +1-510-742-2930
Mobile: +1-415-515-9095
E-mail: sandeep_shroff@infosys.com

Name and address of the depositary bank for the purpose of ADS

In the US

Deutsche Bank Trust Company Americas
Trust & Securities Services
60 Wall Street, 27th Floor,
MS# NYC60-2727
New York, NY10005, USA
Tel.: +1-212-250-1905, Fax: +1-212-797-0327

In India

Deutsche Bank A. G.
Trust & Securities Services,
Hazarimal Somani Marg,
Fort, Mumbai 400 001, India.
Tel.: +91-22-5658-4621-26
Fax: +91-22-2207-9614

Name and address of the custodian in India for the purpose of ADS

ICICI Bank Limited
Securities Market Services,
Empire Complex, F7/E7 1st Floor,
414, Senapati Bapat Marg, Lower Parel,
Mumbai 400 013, India.
Tel.: +91-22-5667-2030 / 2026
Fax: +91-22-5667-2740 / 2779

Think Scale | 117

118 Share price chart

| Think Scale We consistently caution that the stock price performance shown in the graph below should not be considered indicative of potential future stock price performance.

The share price has been adjusted for bonus issues and stock split.

Relative Index

150100 125100 100100 75100 50100 25100 100

Mar Jun Sept Dec

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Infosys | Annual Report 2004-05

Frequently asked questions

Corporate

1. Where and in which year was Infosys incorporated?

We were incorporated in 1981 as Infosys Consultants Private Limited, as a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, we completed a sponsored secondary offering of ADSs in the United States on behalf of our shareholders.

Progeon is our majority-owned subsidiary. Infosys Australia, Infosys China and Infosys Consulting are our wholly-owned subsidiaries.

The address of our registered office is Electronics City, Hosur Road, Bangalore-560 100, Karnataka, India. The telephone number of our registered office is +91 80 2852 0261. Our website addresses are www.infosys.com and www.infy.com.

2. What is the employee strength of the Infosys Group?

Distribution of the employees

	2005		2004	
Functional classification				
Software / technical professionals including trainees	34,417	93.65%	23,860	93.07%
Support	2,333	6.35%	1,774	6.93%
	36,750	100.00%	25,634	100.00%
Gender classification of the employees				
Male	27,600	75.10%	19,833	77.37%
Female	9,150	24.90%	5,801	22.63%
	36,750	100.00%	25,634	100.00%
Age profile of the employees				
20 – 25 years	20,865	56.77%	14,631	57.07%
26 – 30 years	11,164	30.38%	7,894	30.79%
31 – 40 years	4,202	11.43%	2,737	10.67%
41 – 50 years	444	1.21%	334	1.30%
51 – 60 years	72	0.20%	37	0.14%
60+ years	3	0.01%	1	0.03%
	36,750	100.00%	25,634	100.00%

3. How many software development centers does Infosys have?

We have 33 global development centers of which 17 are in India – five in Bangalore, two each in Bhubaneswar, Chennai, Mangalore and Pune, and one each in Hyderabad, Mohali, Thiruvananthapuram and Mysore. We have one global development center in Toronto, Canada. In addition, there are seven proximity development centers in the US (Fremont, Boston, Chicago, New Jersey, Phoenix, Charlotte and Plano, Texas); two each in the UK (London, Croydon), and Australia (Melbourne); and one each in Japan (Tokyo), Mauritius, Czech Republic (Prague) and China (Shanghai).

4. How many marketing offices does Infosys have?

There are 32 marketing offices around the world of which 28 are located outside India – 10 in the US, three in Germany and two each in China and Australia, one each in UAE, Canada, UK, Japan, Hong Kong, Belgium, Sweden, France, Switzerland, The Netherlands, and Italy.

5. Does Infosys have a disclosure policy?

Yes. We have a written disclosure policy, which covers interaction with all the external constituents such as analysts, fund managers and the media.

6. Do you have any quiet periods?

Yes. We follow quiet periods prior to our earnings release every quarter. During the quiet period, we or any of our officials will not discuss earnings expectations with any external parties. It starts from the 15th of the month prior to the one in which the earnings are going to be released, and ends two days after the announcement of the earnings numbers. Based on the tentative dates of the earnings release in fiscal 2005, the tentative quiet periods would be as follows:

	Earnings release date	Quiet period
Quarter ending		
Jun 30, 2005	Jul 12, 2005	Jun 16, 2005 to Jul 14, 2005
Sep 30, 2005	Oct 11, 2005	Sep 16, 2005 to Oct 13, 2005
Dec 31, 2005	Jan 11, 2006	Dec 16, 2005 to Jan 13, 2006
Mar 31, 2006	Apr 14, 2006	Mar 16, 2006 to Apr 16, 2006

American Depositary Shares (ADSs)

1. What is an American Depositary Share (ADS)?

An ADS is a negotiable certificate evidencing ownership of an outstanding class of stock in a non-US company. ADSs are created when ordinary shares are delivered to a custodian bank in the domestic market, which then instructs a depositary bank in the US to issue ADSs based on a predetermined ratio. ADSs are SEC-registered securities and may trade freely, just like any other security, either on an exchange or in the over-the-counter market.

2. What is the difference between an ADS and a GDR?

ADSs and GDRs (Global Depositary Receipts) have the same functionality – they both evidence ownership of foreign securities deposited with a custodian bank. ADSs represent securities that are listed in the US, while GDRs represent securities listed outside the US, typically in London.

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Infosys | Annual Report 2004-05

3. Do the ADSs have voting rights?

Yes. In the event of a matter submitted to the holders of ordinary shares for a vote, the ADS holders on record as at a particular date will be allowed to instruct the depositary bank to exercise the vote in respect of the equity shares representing the ADS held by them.

4. Are the ADSs entitled to cash dividends?

Yes, whenever dividends are paid to ordinary shareholders, cash dividends to ADS holders are declared in local currency and paid in dollars (based on the prevailing exchange rate) by the depositary bank, net of the depositary's fees and expenses.

5. What is the "sponsored secondary ADR program"?

The Government of India allowed conversion of domestic shares into ADR through the sponsored secondary ADR program. Under this mechanism, our board approves a secondary ADR program with the consent of the shareholders, files a registration statement with the US regulators and places the domestic shares with the ADR investors through a road show / book building mechanism. As per Indian regulations, all the shareholders in India are given pari-passu right to participate in this offering and the price of the ADR is determined by the lead bankers to the issue. Under this program, we do not receive any money and the proceeds, net of expenses, would be distributed to all the Indian shareholders who participate in the program on a pro-rata basis.

Equity shares

1. When did Infosys have its initial public offer (IPO) and what was the initial listing price? Was there any follow-on offering?

We made an initial public offer in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at Rs. 145 per share, compared to the IPO price of Rs. 95 per share. In October 1994, we made a private placement of 5,50,000 shares at Rs. 450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and corporates. In March 1999, we issued 20,70,000 ADSs (equivalent to 10,35,000 equity shares of par value of Rs. 10 each) at US $34 per ADS under the American Depositary Shares Program and the same were listed on the NASDAQ National Market. All the above data is unadjusted for issue of stock split and bonus shares. During July 2003, we made a successful secondary ADR issue of US $294 million.

2. What is the history of bonus issues (equivalent to stock split in the form of stock dividend) and stock split at Infosys?

Fiscal	Bonus issue ratio	Stock split ratio
1986	1:1	2 for 1
1989	1:1	2 for 1
1991	1:1	2 for 1
1992	1:1	2 for 1
1994	1:1	2 for 1
1997	1:1	2 for 1
1999	1:1	2 for 1
2000	–	2 for 1
2004	3:1	4 for 1

3. Does Infosys have a dividend reinvestment program or dividend stock purchase plan?

We do not offer a dividend reinvestment program or dividend stock program, at present.

4. Does Infosys pay dividends? What is the dividend policy of Infosys?

Currently, we pay dividends to our shareholders. The current dividend policy is to distribute not more than 20% of the PAT (unconsolidated Indian GAAP) as dividend. The Board of Directors reviews the dividend policy periodically.

Financial

5. What is the employee strength and revenue growth since 1996?

The employee strength and revenue growth since 1996 are as follows:

		US GAAP					Indian GAAP (consolidated)			
Fiscal	Employees	Growth %	Revenues in $ million	Growth %	Net income in $ million	Growth %	Income in Rs. crore	Growth %	PAT*** in Rs. crore	Growth %
1996	1,172	30	27	47	7	72	89	60	21	58
1997	1,705	45	40	49	9	27	139	57	34	60
1998	2,605	53	68	73	*13	60	258	85	60	79
1999	3,766	45	121	77	*30	119	509	98	133	120
2000	5,389	43	203	68	61	102	882	73	286	115
2001	9,831	82	414	103	132	115	1,901	115	623	118
2002	10,738	9	545	32	164	25	2,604	37	808	30
2003	15,876	48	754	38	195	18	3,640	40	955	18
2004	25,634	61	1,063	41	270	39	4,853	33	1,244	30
2005	36,750	43	1,592	50	**419	55	7,130	47	1,846	48
5-year CAGR				51		47		52		45

* *This excludes a one-time deferred stock compensation expense arising from a stock split amounting to US $13 million and US $2 million in fiscal 1999 and 1998, respectively.*
** *Includes US $11 million gain on sale of investment in Yantra Corporation, USA*
*** *Before exceptional item as per Indian GAAP*

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Infosys | Annual Report 2004-05

Selective data

in Rs. crore, except per share data, other information and ratios

March 31,	1982	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Financial performance											
Income	0.12	89	139	258	509	882	1,901	2,604	3,623	4,761	6,860
Operating profit (PBIDTA)	0.04	31	47	86	202	347	765	1,038	1,272	1,584	2,325
Interest	–	–	1	–	–	–	–	–	–	–	–
Depreciation and amortization	–	9	11	23	36	53	113	161	189	231	268
Provision for taxation	–	4	5	6	23	40	73	135	201	227	325
Profit after tax **	0.04	21	34	60	133	286	623	808	958	1,243	1,859
Dividend	–	4	4	7	12	30	66	132	179	196	310
One-time special dividend	–	–	–	–	–	–	–	–	–	668	–
Return on average net worth (%)**	96.88	29.53	34.96	42.24	54.16	40.63	56.08	46.57	38.78	40.68	43.77
Return on capital employed (%)	96.88	33.12	40.16	46.09	63.51	46.27	62.62	54.37	46.91	48.10	51.43
Balance sheet											
Share capital	–	7	7	16	33	33	33	33	33	33	135
Reserves and surplus	0.04	73	106	157	541	800	1,357	2,047	2,828	3,220	5,106
Net worth	0.04	80	113	173	574	833	1,390	2,080	2,861	3,253	5,241
Debt	–	4	–	–	–	–	–	–	–	–	–
Debt-equity ratio	–	0.05	–	–	–	–	–	–	–	–	–
Gross block	–	47	71	105	169	284	631	961	1,273	1,570	2,183
Capital expenditure	–	16	27	34	72	160	463	323	219	430	794
Cash and cash equivalents	0.02	30	29	51	417	508	578	1,027	1,639	1,839	1,683
Investment in liquid mutual funds	–	–	–	–	–	–	–	–	–	930	1,168
Net current assets	0.06	41	54	97	473	612	798	1,293	2,018	1,220	2,385
Total assets	0.04	84	113	173	574	833	1,390	2,080	2,861	3,253	5,241
Per share data*											
Basic EPS (Rs.)**	–	0.80	1.27	2.28	5.17	10.81	23.56	30.53	36.17	46.85	69.26
Dividend (Rs.)	–	0.63	0.69	0.75	0.94	1.13	2.50	5.00	6.75	7.38	11.50
One-time special dividend (Rs.)	–	–	–	–	–	–	–	–	–	25.00	–
Book value (Rs.)	–	3.02	4.27	6.54	21.71	31.49	52.51	78.58	107.96	122.05	193.73
Other information											
Number of shareholders	7	6,909	6,414	6,622	9,527	46,314	89,643	88,650	77,010	66,945	1,58,725
Market capitalization	NA	356	731	2,963	9,673	59,338	26,926	24,654	26,847	32,909	61,073
Credit rating											
Standard & Poor's											
– Long-term local currency	–	–	–	–	–	–	–	–	–	–	"BBB"
– Long-term foreign currency	–	–	–	–	–	–	–	–	–	–	"BBB-"
CRISIL											
– Commercial paper	–	"P1+"	"P1+"	"P1+"	"P1+"	"P1+"	"P1+"	"P1+"	"P1+"	"P1+"	"P1+"
– Non-convertible debentures	–	"AA"	"AA"	"AA"	"AA"	"AA"	"AAA"	"AAA"	"AAA"	"AAA"	"AAA"
Corporate governance rating											
ICRA	–	–	–	–	–	–	–	–	–	CGR 1	CGR 1
CRISIL	–	–	–	–	–	–	–	–	–	GVC level 1	GVC level 1

Note: *The above figures are based on Indian GAAP (unconsolidated).*
** Calculated on a per share basis, adjusted for bonus issues in previous years.*
*** excluding extraordinary activities / exceptional items.*

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Infosys | Annual Report 2004-05

Selective data

Revenue
in Rs. crore


509
882
1,901
2,604
3,623
4,761
6,860
1999
2000
2001
2002
2003
2004
2005

Operating profit (PBIDTA)
in Rs. crore


202
347
765
1,038
1,272
1,584
2,325
1999
2000
2001
2002
2003
2004
2005

Profit after tax (before exceptional items)
in Rs. crore


133
286
623
808
958
1,243
1,859
1999
2000
2001
2002
2003
2004
2005

Market capitalization
in Rs. crore


9,673
59,338
26,926
24,654
26,847
32,909
61,073
1999
2000
2001
2002
2003
2004
2005

Basic EPS (before exceptional items)
in Rs.


5.17
10.81
23.56
30.53
36.17
46.85
69.26
1999
2000
2001
2002
2003
2004
2005

Book value per share
in Rs.


21.71
31.49
52.51
78.58
107.96
122.05
193.73
1999
2000
2001
2002
2003
2004
2005

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Infosys | Annual Report 2004-05

Ratio analysis for the year ended March 31,

	2005	2004	2003
Ratios – Financial performance			
Overseas revenue / total revenue (%)	98.05	98.61	97.81
Domestic revenue / total revenue (%)	1.95	1.39	2.19
Software development expenses / total revenue (%)	53.28	52.41	50.05
Gross profit / total revenue (%)	46.72	47.59	49.95
Selling and marketing expenses / total revenue (%)	5.72	7.04	7.37
General and administration expenses / total revenue (%)	7.11	7.29	7.46
SG&A expenses / total revenue (%)	12.83	14.33	14.83
Aggregate employee costs / total revenue (%)	46.39	49.69	46.30
Operating profit / total revenue (%)	33.90	33.26	35.11
Depreciation and amortization / total revenue (%)	3.91	4.85	5.22
Operating profit after depreciation and interest / total revenue (%)	29.99	28.41	29.90
Other income / total revenue (%)	1.86	2.68	2.75
Provision for investments / total revenue (%)	0.00	0.20	0.66
Profit before tax and exceptional items / total revenue (%)	31.85	30.89	31.99
Tax / total revenue (%)	4.74	4.77	5.55
Tax / PBT (%)	14.89	15.44	17.34
PAT before exceptional items / total revenue (%)	27.10	26.12	26.44
PAT after exceptional items / total revenue (%)	27.76	26.12	26.44
Ratios – Balance sheet			
Debt-equity ratio	–	–	–
Current ratio	2.77	1.65	3.87
Day's sales outstanding (DSO)	67	48	52
Cash and equivalents / total assets (%) *	54.38	85.11	57.28
Cash and equivalents / total revenue (%) *	41.56	58.16	45.23
Capital expenditure / total revenue (%)	11.57	9.03	6.05
Depreciation and amortization / average gross block (%)	14.29	16.24	16.92
Technology investment / total revenue (%)	4.11	3.23	3.62
Ratios – Return			
PAT before exceptional items / average net worth (%)	43.77	40.68	38.78
ROCE (PBIT / average capital employed) (%)	51.43	48.10	46.91
Return on average invested capital (%) *	123.56	137.46	79.86
Capital output ratio	1.61	1.56	1.47
Invested capital output ratio *	4.77	5.58	3.18
Value added / total revenue (%)	81.30	83.73	81.76
Enterprise-value / total revenue (%)	8.49	6.33	6.96
Dividend / adjusted public offer price (%)	775	2,181	455
Market price / adjusted public offer price (%)	1,52,064	83,170	68,259
Ratios – Growth			
Overseas revenue (%)	43.27	32.49	38.83
Total revenue (%)	44.08	31.42	39.14
Operating profit (%)	46.82	24.50	22.59
Net profit (before exceptional items) (%)	49.52	29.81	18.56
Net profit (after exceptional items) (%)	53.15	29.81	18.56
Basic EPS (before exceptional items) (%)	47.87	29.51	18.47
Basic EPS (after exceptional items) (%)	51.45	29.51	18.47
Data – Per-share			
Basic EPS (before exceptional items) (Rs.)	69.26	46.84	36.17
Basic EPS (after exceptional items) (Rs.)	70.95	46.84	36.17
Basic cash EPS (before exceptional items) (Rs.)	79.26	55.54	43.30
Basic cash EPS (after exceptional items) (Rs.)	80.94	55.54	43.30
Price / earning, end of year **	32.59	26.35	28.01
Price / cash earnings, end of year **	28.48	22.23	23.40
PE / EPS growth**	0.68	0.89	1.52
Book value (Rs.)	193.73	122.05	107.96
Price / book value, end of year **	11.65	10.12	9.39
Dividend per share ***	11.50	7.38	6.75
Dividend (%) ***	230.00	147.50	135.00
Dividend payout (%) ***	18.48	17.79	19.95
Market capitalization / total revenue, end of year	8.90	6.91	7.41

Note: The ratio calculations are based on stand-alone Indian GAAP financial statements.

** Investments in liquid mutual funds have been considered as cash and cash equivalents for the above ratio analysis.*

*** Before exceptional items.*

**** Dividend ratios exclude one-time special dividend for fiscal 2004.*

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Ratio analysis

Ratio analysis is among the best tools available to analyze the financial performance of a company. It allows inter-company and intra-company comparison and analysis. Ratios also provide a bird’s eye view of the financial condition of the company. The ratios analyzed in this section are based on Indian GAAP financial statements.

Financial performance

Exports have grown by 43% during the year ended March 31, 2005, as against 32% in the previous year. Export revenue is from various parts of the globe and is well segmented. Segmental analysis of the revenue is provided under the Notes to financial statements section in this report. Exports constituted 98% of total revenue during the year, as against 99% in the previous year. North America continued to be a major market. Domestic revenue constituted 2% of total revenue, as against 1% in the previous year.

Aggregate employee costs were approximately 46% of total revenue, compared to 50% during the previous year. Selling, general and administration expenses were approximately 13% and 14% during the years ended March 31, 2005 and 2004, respectively.

Depreciation and amortization was approximately 4% and 5% of total revenue, for the years ended March 31, 2005 and 2004, respectively. Depreciation and amortization to average gross block was at 14%, compared to 16% during the previous year.

Effective tax rate was approximately 15%, for the years ended March 31, 2005 and 2004 respectively.

Profit after tax before exceptional items was 27% of total revenue, as against 26% during the previous year.

Balance sheet analysis

The key ratios affecting our financial condition are discussed below:

Debt-equity ratio

We fund our short-term and long-term cash requirements primarily from internal accruals. As on March 31, 2005, we are a debt-free company.

Current ratio

Current ratio is 2.77, compared to 1.65 as on March 31, 2004.

Days sales outstanding

The debtors turnover as on March 31,2005 was 67 days as compared to 48 days for the year ended March 31, 2004. Sundry debtors includes Rs. 236 crore from a large customer, the payment for which was received in the first week of April 2005.

Cash and equivalents

Cash and equivalents to total assets was 54.38% and 85.11% for the years ended March 31, 2005 and 2004 respectively. The reduction is primarily on account of the one-time special dividend payout.

Return on average net worth

Return on average net worth is 43.77% as against 40.68% during the previous year.

As we maintain around 54% of its assets in liquid funds, where the returns are less, the above figures need further analysis. If the average liquid assets are adjusted against the average net worth, and revenue earned after tax from liquid assets is adjusted against net profit, return on invested capital stands at 124%, compared to 137% during the previous year.

Capital output ratio

Capital output ratio is 1.61 as compared to 1.56 for the previous year. Invested capital output ratio is 4.77, compared to 5.58 for the previous year.

Value-added to total revenue

Value-added to total revenue is 81%, compared to 84% for the previous year.

Enterprise value to total revenue

Enterprise value to total revenue is 8 times, compared to 6 times in the previous year.

Per share data

Basic earnings per share before exceptional items is Rs. 69.26, as compared to Rs. 46.84 for the previous year. Cash earnings per share (basic) is Rs. 79.26, as compared to Rs. 55.54 during the previous year. This is due to higher cash generation and higher value addition. Book value per share has increased to Rs. 193.73, as against Rs. 122.05 on March 31, 2004. Dividend payout ratio (excluding one-time special dividend in fiscal 2004) for the years ended March 31, 2005 and 2004 was 18.48% and 17.79% respectively.

The P/E to EPS growth was approximately 0.68, as compared to 0.89 for the previous year. This represents our valuation in comparison to our growth in earnings.

Appreciation in our share price (adjusted for bonus issues in 1994, 1997, 1999 and 2004 and a stock split of 2-for-1 in 2000) over the public issue price is 152,064%. Since the public issue, our market capitalization has grown to Rs. 61,073 crore, as on March 31, 2005, from the public issue valuation of Rs. 31.84 crore during February 1993.

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Infosys | Annual Report 2004-05

Revenue and export


in Rs. crore
3,623
3,544
4,695
4,761
6,860
6,726
Revenue
Export
2003
2004
2005

Net profit as % to total revenue


(before exceptional items)
26.44
26.12
27.10
2003
2004
2005

Return on average capital employed


(%)
46.91
48.10
51.43
2003
2004
2005

Capital output ratio


1.47
1.56
1.61
2003
2004
2005

Value-added to total revenue


(%)
81.16
83.73
81.30
2003
2004
2005

Basic earnings per share before exceptional items


(Rs.)
36.17
46.84
69.26
2003
2004
2005

Dividend payout


(%)
19.92
17.79
18.48
2003
2004
2005

Price / earning, end of year


28.01
26.35
32.59
2003
2004
2005

Book value


(Rs.)
107.96
122.05
193.13
2003
2004
2005

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Infosys | Annual Report 2004-05

Statutory obligations

We have Software Technology Parks (STP) – 100% export-oriented units – for the development of software at Bangalore, Mangalore, Pune, Chennai, Bhubaneswar, Hyderabad, Mohali, Mysore and Thiruvananthapuram (all in India). Certain capital items purchased for these centers are eligible for 100% customs and excise duty exemption, subject to fulfillment of stipulated export obligations, which was five times the value of duty-free imports of capital goods, or duty-free purchase of goods subject to excise, over a period of 5 years on a yearly basis. Beginning April 2001, the export obligation on duty-free import of capital goods, or duty-free purchase of goods subject to excise is three times the value of such goods over a period of 5 years. Beginning April 2002, the export obligation on duty-free import of capital goods, or duty-free purchase of goods subject to excise is three times the value of such goods over a period of 3 years. Beginning April 2003, the export obligation is restricted to net foreign exchange earnings for that particular financial year on duty-free import of capital goods, or duty-free purchase of goods subject to excise. All STP units started after March 2003 are subject to the new guidelines on calculation of export obligation as started above. The export obligation on the wage bill was removed a few years ago.

The non-fulfillment of export obligations may result in penalties as stipulated by the government, which may have an impact on future profitability. The table showing the export obligation, and the export obligation fulfilled by the company, on a global basis, for all its STP units together, is given below:

Taxation

We benefit from certain significant tax incentives provided to the software industry under Indian tax laws. These incentives currently include: (i) the operation of software development facilities designated as "Software Technology Parks" (the STP tax deduction); and (ii) a tax deduction for profits derived from exporting computer software under Section 80 HHE of the Income Tax Act (Export deduction). All but one of the company's software development facilities are located in a designated STP. The period of the STP tax deduction available to such companies is restricted to 10 consecutive years beginning from the financial year when the unit started producing computer software or March 31, 2000, whichever is earlier. The Finance Act 2002 taxed 10% of the profits generated by units operating under the STP scheme for fiscal 2003 only. For fiscal 2004, the 100% tax deduction for units operating under the STP scheme was restored. Additionally, the export deduction was phased out equally over a period of five years, starting from fiscal 2000.

The details of the operationalization of various software development centers and the year to which the exemption under the Software Technology Park Scheme is valid, are presented elsewhere in this Annual Report.

The benefits of these tax incentive programs have historically resulted in an effective tax rate for us well below the statutory rates. There is no assurance that the Government of India will continue to provide these incentives. The government may reduce or eliminate the tax exemptions provided to Indian exporters anytime in the future. This may result in the export profits of the company being fully taxed, and may adversely affect the post-tax profits of the company in the future. On a full-tax-paid basis, without any duty concessions on equipment, hardware and software, the company's post-tax profits for the relevant years are estimated as given below.

in Rs. crore

Fiscal	Export obligation	Export obligation fulfilled	Excess / (shortfall)	Cumulative excess / (shortfall)
1993	0.11	0.28	0.17	0.17
1994	2.69	8.05	5.35	5.52
1995	7.70	15.64	7.94	13.46
1996	28.43	47.64	19.21	32.67
1997	39.67	68.94	29.27	61.94
1998	73.56	142.41	68.85	130.79
1999	124.98	305.51	180.53	311.32
2000	106.88	493.46	386.58	697.90
2001	359.88	1,010.27	650.39	1,348.29
2002	461.99	1,360.21	898.22	2,246.51
2003	622.81	1,659.01	1,036.20	3,282.71
2004	1,610.59*	2,643.25	1,032.66	4,315.37
2005	396.42	3,311.91	2,915.49	7,230.86

* *The cumulative balance of export obligation was adjusted during the year*

The total customs and excise duty exempted on both computer software and hardware imported and indigenously procured by us since 1993, amounts to Rs. 361.28 crore.

We have fulfilled our export obligations on a global basis for all our operations under the Software Technology Park Scheme. However, in case of STPs operationalized during the year, the export obligation will be met in the future years. The export obligation in fiscal 2004 was higher on account of setting off cumulative export obligations for and including 2004 in the same year.

in Rs. crore, except per share data

Year ended March 31,	2005	2004	2003
Profit before tax and exceptional items	2,172.09	1,471.17	1,155.77
Less: Additional depreciation on duty waived for computer systems	74.20	40.86	47.90
Reduction in other income	14.05	12.88	10.71
Adjusted profit before tax	2,083.84	1,417.43	1,097.16
Less: Income tax on the above on full tax basis	795.95	532.24	419.79
Restated profit after tax	1,287.89	885.19	677.37
Restated basic EPS (Rs.)	47.98	33.35	25.58

Note: The figures above are based on Consolidated Indian GAAP financial statements. However, it may be noted that this is only an academic exercise. The company has provided for income tax in full in the respective years and there is no carried-forward liability on this account.

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Human resources accounting

The dichotomy in accounting between human and non-human capital is fundamental. The latter is recognized as an asset and is, therefore, recorded in the books and reported in the financial statements, whereas the former is ignored by accountants. The definition of wealth as a source of income inevitably leads to the recognition of human capital as one of the several forms of wealth such as money, securities and physical capital.

The Lev & Schwartz model has been used by us to compute the value of human resources. The evaluation is based on the present value of the future earnings of the employees and on the following assumptions:

Employee compensation includes all direct and indirect benefits earned both in India and abroad.

The incremental earnings based on group / age have been considered.

The future earnings have been discounted at 13.63% (previous year – 14.09%), the cost of capital for us. Beta has been assumed at 0.98, the beta for us in India.

As of March 31, Employees (No.) 2005 human resources Value of (No.) (in Rs. crore) Employees human resources 2004 Value of (in Rs. crore)

Software delivery 34,747 26,550.12 24,110 19,739.75

Support 2,003 1,784.13 1,524 1,400.21

Total 36,750 28,334.25 25,634 21,139.97

in Rs. crore, unless stated otherwise

2005 2004 Employees (No.) 36,750 25,634 Value of human resources 28,334.25 21,139.97 Software revenue 7,129.65 4,852.95 Total employee cost 3,539.11 2,450.96 Value added excluding exceptional items 6,052.85 4,184.96 Net profits excluding exceptional items 1,846.48 1,243.63 Key ratios Total software revenue / human resources value (ratio) 0.25 0.23 Value added / human resources value (ratio) 0.21 0.20 Value of human resources per employee 0.77 0.82 Employee cost / human resources (%) 12.49% 11.59% Return on human resources value (%) 6.52% 5.88%

Value-added statement

Total revenue including other income 7,253.55 4,976.33 Less: Software development expenses (other than employee 604.48 393.68 costs and provision for post-sales client support) Selling and marketing expenses (other than provisions) 181.99 131.86 General and administration expenses (other than provisions) 414.23 265.83 1,200.70 791.37 Total value-added 6,052.85 4,184.96

Applied to meet

Employee costs 3,539.11 2,450.96 Provision for post-sales client support 31.10 0.30 Provision for bad and doubtful debts and loans and advances 23.73 16.13 Provision for investments (0.10) 9.67 Income tax 325.58 227.54 Dividend (including dividend tax) 356.55 972.96 Minority interests 0.03 0.00 Retained in business 1,776.85 507.40 Total 6,052.85 4,184.96

Note: The figures above are based on the consolidated Indian GAAP financial statements.

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Brand valuation

The strength of the invisible

A balance sheet discloses the financial position of a company. The financial position of an enterprise is influenced by the economic resources it controls, its financial structure, liquidity and solvency, and its capacity to adapt to changes in the environment. However, it is becoming increasingly clear that intangible assets have a significant role in defining the growth of a hi-tech company. Hence, quite often, the search for the added value invariably leads us back to understanding, evaluating and enhancing the intangible assets of the business.

From time to time, we have used various models for evaluating assets off the balance sheet to bring certain advances in financial reporting from the realm of research to the notice of our shareholders. Such an exercise also helps us in understanding the components that make up goodwill. The aim of such modeling is to lead the debate on the balance sheet of the next millennium. We caution the investors that these models are still the subject of debate among researchers, and using such models and data in predicting our future, or of any other company, is risky, and that we are not responsible for any direct, indirect or consequential losses suffered by any person using these models or data.

Valuing the brand

The wave of brand acquisitions in the late 1980s exposed the hidden value in highly branded companies and brought brand valuation to the fore. Examples are Nestlé buying Rowntree, United Biscuits buying Keebler, etc. An Interbrand study of the acquisitions of 1980s shows that, whereas in 1981, net tangible assets represented 82% of the amount bid for the companies, by 1988 this had fallen to 56%. Thus, it is clear that companies are being acquired less for their tangible assets and more for their intangible assets. The values associated with a product or service are communicated to the consumer through the brand. Consumers no longer want just a product or service, they want a relationship based on trust and familiarity.

A brand is much more than a trademark or a logo. It is a ‘trustmark’ –a promise of quality and authenticity that clients can rely on. Brand equity is the value addition provided to a product or a company by its brand name. It is the financial premium that a buyer is willing to pay for the brand over a generic or less worthy brand. Brand equity is not created overnight. It is the result of relentless pursuit of quality in manufacturing, selling, service, advertising and marketing. It is integral to the quality of client experiences in dealing with the company and its services over a sustained period.

Corporate brands and service brands are often perceived to be interchangeable. Both types of brands aim at the enhancement of confidence and the reduction of uncertainty in the quality of what the company offers. Therefore, companies rely heavily on the image and personality they create for their brands, to communicate these qualities to the marketplace.

For many businesses, brands have become critical for shareholder wealth creation. Global brands are still the most powerful and sustainable wealth creators in the business world and will continue to be so in the near future. The task of measuring brand value is a complex one. Several models are available for accomplishing this. The most widely used is the brand-earnings-multiple model. There are several variants of this model. For example, according to the BusinessWeek / Intrabrand annual ranking of the world’s most valuable brands conducted and published in August 2004, Coca-Cola was valued as the most valued brand in the world for the year 2004 at $67.4 billion, when its market cap was $106.5 billion. Thus, the brand valuation of Coca-Cola was around 63% of its market cap on the date of valuation. The study goes on to state that even established brands like Coca-Cola and Microsoft have started to recognize the need to nurture stronger ties with the customer.

(Source: http://www.businessweek.com)

Goodwill is a nebulous accounting concept that is defined as the premium paid to the tangible assets of a company. It is an umbrella concept that transcends components such as brand equity and human resources, and is the result of many corporate attributes including core competency, market leadership, copyrights, trademarks, brands, superior earning power, excellence in management, outstanding workforce, competition, longevity and so on.

We have adapted the generic brand-earnings-multiple model (given in the article on Valuation of Trademarks and Brand Names by Michael Birkin in the book Brand Valuation, edited by John Murphy and published by Business Books Limited, London) to value our corporate brand, “Infosys”. The methodology followed for valuing the brand is given below:

Determine brand earnings

Determine brand profits by eliminating the non-brand profits from the total profits of the company

Restate the historical profits at present-day values

Provide for the remuneration of capital to be used for purposes other than promotion of the brand

Adjust for taxes

Determine the brand-strength or brand-earnings multiple

Brand-strength multiple is a function of a multitude of factors such as leadership, stability, market, internationality, trend, support and protection. These factors have been evaluated on a scale of 1 to 100 internally by us, based on the information available within.

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Compute the brand value by multiplying the brand earnings with the multiple derived in step 2 in Rs. crore

2005 2004 2003 PBIT 2,048.09 1,357.46 1,079.28 Less: Non brand income (111.51) (111.04) (90.23) Adjusted profit before tax 1,936.58 1,246.42 989.05 Inflation compound factor 1.000 1.073 1.151 Present value of brand profits 1,936.58 1,337.36 1,138.40 Weightage factor 3 2 1 Three-year average weighted profits 1,603.81 Remuneration of capital (5% of average capital employed) (216.55) Brand-related profits 1,387.26 Tax (507.63) Brand earnings 879.63 Multiple applied 16.09 Brand value 14,153 in Rs. crore

2005 2004 2003 Brand value 14,153 8,185 7,488 Market capitalization 61,073 32,909 26,847

Assumptions

1. Total revenue excluding other income after adjusting for cost of earning such income is brand revenue, since this is an exercise to determine our brand value as a company and not for any of our products or services.

2. Inflation is assumed at 6.8% per annum.

3. 5% of the average capital employed is used for purposes other than promotion of the brand.

4. Tax rate is at 36.5925% (Base rate of 35.0%, surcharge of 2.5% on base rate and cess of 2.0%).

5. The earnings multiple is based on our ranking against the industry average based on certain parameters (exercise undertaken internally and based on available information).

6. The figures above are based on Consolidated Indian GAAP financial statements.

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Balance sheet including intangible assets as at March 31, 2005 in Rs. crore

SOURCES OF FUNDS Shareholders’ funds

Share capital 135.29 Reserves and surplus Capital reserves 42,487.25 Revenue reserves 5,089.82 Minority interests 0.14 Preference shares of subsidiary 93.51 47,806.01 APPLICATIONS OF FUNDS

Fixed assets

At cost 2,287.31 Less: Depreciation 1,030.83 Net block 1,256.48 Add: Capital work-in-progress 317.67 1,574.15 Intangible assets Brand value 14,153.00 Human resources 28,334.25 42,487.25 Investments 1,210.78 Deferred tax assets 44.37 Current assets, loans and advances Sundry debtors 1,322.00 Cash and bank balances 1,575.58 Loans and advances 1,024.44 3,922.02 Less: Current liabilities and provisions Current liabilities 656.02 Provisions 776.54 Net current assets 2,489.46 47,806.01

Note:

1. This balance sheet is provided for the purpose of information only. We accept no responsibility for any direct, indirect or consequential losses or damages suffered by any person relying on the same.

2. Capital reserves includes the value of the “Infosys” brand and human resources.

3. The figures above are based on consolidated Indian GAAP financial statements.

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Infosys | Annual Report 2004-05

Current-cost-adjusted financial statements

Current Cost Accounting (CCA) seeks to state the value of assets and liabilities in a balance sheet at their fair value, and measure the profit or loss of an enterprise by matching current costs against current revenues. CCA is based on the concept of "operating capability", which may be viewed as the amount of goods and services that an enterprise is capable of providing with the existing resources during a given period. To maintain its operating capability, an enterprise should remain in command of resources that form the basis of its activities. Accordingly, it becomes necessary to take into account the rising cost of assets consumed in generating these revenues. CCA takes into account the changes in specific prices of assets as they affect the enterprise.

The consolidated balance sheet and profit and loss account of Infosys and its subsidiary companies for fiscal 2005, prepared in substantial compliance with the current cost basis are presented below. The methodology prescribed by the *Guidance Note on Accounting for Changing Prices*, issued by the Institute of Chartered Accountants of India, is adopted in preparing the statements.

Consolidated balance sheet as of March 31,

in Rs. crore

	2005	2004
Assets employed:		
Fixed assets		
Original cost	2,607.10	1,792.08
Accumulated depreciation	(1,192.22)	(849.86)
	1,414.88	942.22
Capital work-in-progress	317.67	208.05
Net fixed assets	1,732.55	1,150.27
Investments	1,210.78	945.45
Deferred tax assets	44.37	39.97
Current assets, loans and advances		
Cash and bank balances	1,575.58	1,721.51
Loans and advances	1,024.44	860.95
Monetary working capital	610.64	37.80
	3,210.66	2,620.26
Less: Other liabilities and provisions	(776.54)	(1,326.33)
Net current assets	2,434.12	1,293.93
	5,421.82	3,429.62
Financed by:		
Share capital and reserves		
Share capital	135.29	33.32
Minority interest	0.14	–
Reserves:		
Capital reserve	4.86	5.09
Share premium	899.87	460.90
Current cost reserve	240.77	137.59
General reserve	4,047.38	2,699.16
	5,192.88	3,302.74
Preference shares issued by subsidiary	93.51	93.56
	5,421.82	3,429.62
Profit and loss account for the year ended March 31,		
Total income	7,129.65	4,852.95
Historic cost profit before tax	2,172.09	1,471.17
Less: Current cost operating adjustments	(68.89)	(45.13)
	2,103.20	1,426.04
Less: Gearing adjustment	–	–
Current cost profit before tax, exceptional item and minority interest	2,103.20	1,426.04
Provision for taxation		
Earlier years	–	0.11
Current year	325.58	227.43
Current cost profit after tax, before exceptional item and minority interest	1,777.62	1,198.50
Exceptional item – income from sale of investment in Yantra Corporation (net of taxes)	45.19	–
Current cost profit after tax and exceptional item, before minority interest	1,822.81	1,198.50
Minority Interest	(0.03)	–
Current cost profit after tax, exceptional item and minority interest	1,822.78	1,198.50
Appropriations		
Dividend		
Residual for fiscal 2004	2.31	–
Interim	133.93	96.09
Final (proposed)	175.87	99.96
One-time special dividend	–	666.41
Dividend tax	44.44	110.50
Amount transferred – general reserve	1,466.23	225.54
	1,822.78	1,198.50
Statement of retained profits / reserves		
Opening balance	2,836.75	2,498.01
Retained current cost profit for the year	1,466.23	225.54
Movements in current cost reserve during the year	(14.83)	113.20
	4,288.15	2,836.75

Note: 1. *The cost of technology assets comprising computer equipment decreases over time. This is offset by an accelerated depreciation charge to the financial statements. Accordingly, such assets are not adjusted for changes in prices.*
2. *The above data is provided solely for information purposes. We accept no responsibility for any direct, indirect or consequential losses or damages suffered by any person relying on the same.*

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Current-cost-adjusted financial statements

Current Cost Accounting (CCA) seeks to state the value of assets and liabilities in a balance sheet at their fair value, and measure the profit or loss of an enterprise by matching current costs against current revenues. CCA is based on the concept of “operating capability”, which may be viewed as the amount of goods and services that an enterprise is capable of providing with the existing resources during a given period. To maintain its operating capability, an enterprise should remain in command of resources that form the basis of its activities. Accordingly, it becomes necessary to take into account the rising cost

Consolidated balance sheet as of March 31, of assets consumed in generating these revenues. CCA takes into account the changes in specific prices of assets as they affect the enterprise.

The consolidated balance sheet and profit and loss account of Infosys and its subsidiary companies for fiscal 2005, prepared in substantial compliance with the current cost basis are presented below. The methodology prescribed by the Guidance Note on Accounting for Changing Prices, issued by the Institute of Chartered Accountants of India, is adopted in preparing the statements.

2005 2004 Assets employed: Fixed assets Original cost 2,607.10 1,792.08 Accumulated depreciation (1,192.22) (849.86) 1,414.88 942.22 Capital work-in-progress 317.67 208.05 Net fixed assets 1,732.55 1,150.27 Investments 1,210.78 945.45 Deferred tax assets 44.37 39.97 Current assets, loans and advances Cash and bank balances 1,575.58 1,721.51 Loans and advances 1,024.44 860.95 Monetary working capital 610.64 37.80 3,210.66 2,620.26 Less: Other liabilities and provisions (776.54) (1,326.33) Net current assets 2,434.12 1,293.93 5,421.82 3,429.62 Financed by: Share capital and reserves Share capital 135.29 33.32 Minority interest 0.14 –Reserves: Capital reserve 4.86 5.09 Share premium 899.87 460.90 Current cost reserve 240.77 137.59 General reserve 4,047.38 2,699.16 5,192.88 3,302.74 Preference shares issued by subsidiary 93.51 93.56 5,421.82 3,429.62 Profit and loss account for the year ended March 31, Total income 7,129.65 4,852.95 Historic cost profit before tax 2,172.09 1,471.17 Less: Current cost operating adjustments (68.89) (45.13) 2,103.20 1,426.04 Less: Gearing adjustment – –Current cost profit before tax, exceptional item and minority interest 2,103.20 1,426.04 Provision for taxation Earlier years – 0.11 Current year 325.58 227.43 Current cost profit after tax, before exceptional item and minority interest 1,777.62 1,198.50 Exceptional item – income from sale of investment in Yantra Corporation (net of taxes) 45.19 –Current cost profit after tax and exceptional item, before minority interest 1,822.81 1,198.50 Minority Interest (0.03) –Current cost profit after tax, exceptional item and minority interest 1,822.78 1,198.50 Appropriations Dividend Residual for fiscal 2004 2.31 –Interim 133.93 96.09 Final (proposed) 175.87 99.96 One-time special dividend – 666.41 Dividend tax 44.44 110.50 Amount transferred – general reserve 1,466.23 225.54 1,822.78 1,198.50 Statement of retained profits / reserves Opening balance 2,836.75 2,498.01 Retained current cost profit for the year 1,466.23 225.54 Movements in current cost reserve during the year (14.83) 113.20 4,288.15 2,836.75

Note: 1. The cost of technology assets comprising computer equipment decreases over time. This is offset by an accelerated depreciation charge to the financial statements. Accordingly, such assets are not adjusted for changes in prices.

2. The above data is provided solely for information purposes. We accept no responsibility for any direct, indirect or consequential losses or damages suffered by any person relying on the same.

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Infosys | Annual Report 2004-05

The Infosys intangible assets score sheet

Our clients (External structure)			Our organization (Internal structure)			Our people (Competence)		
	2005	2004		2005	2004		2005	2004
Growth / renewal								
Revenue growth (%)	47	33	IT investment / Value added (%)	5.41	3.99	Staff education index	1,00,351	74,057
Revenue from image enhancing			R&D / Value added (%)	1.31	1.06			
clients / total revenue (%)	50	47	Total investment / Value added (%)	14.62	10.18			
Exports / total revenue (%)	98	99						
Clients added during the year	136	119						
Efficiency								
Sales / client (in Rs. crore)	16.28	12.35	Average proportion of support staff (%)	5.40	7.00	Value added (in Rs. crore)		
			Sales per support staff (in Rs. crore)	4.06	3.32	– software engineer	0.19	0.22
						– employee	0.18	0.20
Stability								
Repeat business (%)	95	93	Average age of support staff (Years)	31.92	32.2	Average age of employees (Years)	26.0	26.0
Top client contribution to revenue (%)	5.5	5.0						
Top 5 clients' contribution to revenue (%)	21.0	22.6						
Top 10 clients' contribution to revenue (%)	33.6	36.0						
No of clients								
1 million dollar +	166	131						
5 million dollar +	71	51						
10 million dollar +	42	25						
20 million dollar +	19	12						
30 million dollar +	11	6						
40 million dollar +	8	4						
50 million dollar +	5	3						
60 million dollar +	3	–						
70 million dollar +	1	–						
80 million dollar +	1	–						

The above figures are based on Indian GAAP consolidated financial statements.

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Infosys | Annual Report 2004-05

Economic Value-Added (EVA) statement

Economic value-added measures the profitability of a company after taking into account the cost of all capital. It is the post-tax return on capital employed (adjusted for the tax shield on debt) minus the cost of capital employed. It is those companies which earn higher returns than cost of capital that creates value. Those companies which earn lower returns than cost of capital are deemed destroyers of shareholder value.

Economic value-added analysis

in Rs. crore, except as stated otherwise

Fiscal	2005	2004	2003	2002	2001
Cost of capital					
Risk-free debt cost (%)	6.80	5.20	6.00	7.30	10.30
Market premium	7.00	7.00	7.00	7.00	7.00
Beta variant	0.98	1.27	1.57	1.41	1.54
Cost of equity (%)	13.63	14.09	16.99	17.17	21.08
Average Debt / Total capital (%)	–	–	–	–	–
Cost of debt – net of tax (%)	NA	NA	NA	NA	NA
Weighted Average Cost of Capital (WACC) (%)	13.63	14.09	16.99	17.17	21.08
Average capital employed	4,330.95	3,124.82	2,493.40	1,734.97	1,111.47
PAT as a percentage of average capital employed (%)	42.63	39.80	38.29	46.57	56.08
Economic Value Added (EVA)					
Operating profit (excluding extraordinary income)	2,048.09	1,357.46	1,079.28	943.39	696.03
Less: Tax	325.58	227.54	201.00	135.43	72.71
Cost of capital	590.40	440.29	423.63	297.90	234.30
Economic Value Added	1,132.11	689.63	454.65	510.06	389.02
Enterprise Value					
Market value of equity	61,073.00	32,908.69	26,847.33	24,654.33	26,926.35
Add: Debt	–	–	–	–	–
Less: Cash and cash equivalents*	2,998.01	2,872.77	1,684.30	1,026.96	577.74
Enterprise value	58,074.99	30,035.92	25,163.03	23,627.37	26,348.61
Ratios					
EVA as a percentage of average capital employed (%)	26.14	22.07	18.23	29.40	35.00
Enterprise value / average capital employed	13.41	9.61	10.09	13.62	23.71

Note:

1 *The cost of equity is calculated by using the following formula:*
return on risk-free investment + expected risk premium on equity investment adjusted for our beta variant in India

2 *Till fiscal 2003, we had used the average beta variant for software stocks in the US in the above calculation*

3 *The figures above are based on consolidated Indian GAAP financial statements.*

* *Includes investment in liquid mutual funds.*


1400
1200
1000
800
600
400
200
0
100%
80%
60%
40%
20%
0%
2001
2002
2003
2004
2005
389.02
510.06
454.65
689.63
1132.11
56.08%
46.57%
38.29%
39.80%
42.63%
EVA (Rs.Cr.)
PAT as a % of average capital employed

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Infosys | Annual Report 2004-05

ValueReporting™

It is approximately four years since The ValueReporting™ Revolution: Moving Beyond the Earnings Game (published by John Wiley & Sons, Inc., USA, ©2001), authored by Robert Eccles, Robert Herz, Mary Keegan and David Phillips, associated with the accounting firm, PricewaterhouseCoopers, came out. ValueReporting™ comprises a comprehensive set of financial and non-financial performance measures and processes, tailored to a company's business, which provides both historical and predictive indicators of shareholder value. ValueReporting™ also provides a methodology to improve transparency and provide capital markets with information needed to accurately assess future value.

In 2005, over four years, non-financial data and reporting beyond Generally Accepted Accounting Principles (GAAP) appear to have become the accepted norm.

In seeking to increase transparency and high standards of corporate governance, we provide additional information to stakeholders beyond the minimum prescriptions of regulations. We seek to share with stakeholders additional financial and non-financial parameters that are used by us everyday to manage the business.

The recommended ValueReporting™ methodology in our context is described below.

The ValueReporting™ flow


Infosys
Value Creation
Value Preservation
Value Realization
Investment community
A better managed company
We seek to create sustainable economic value by developing, operating and executing strategies which guide us towards delivering services and solutions that add value to customers
Our strategies seek to yield future cash flows greater than the investment or economic profit
We seek to preserve the value of the underlying business unit cash flows using management controls and conservative risk management
We seek to enable investors realize the value created by the business by attempting to consistently deliver as promised

Appreciating that financial statements indicate historic performance and may not always fully exhibit performance on matters critical to creating long-term shareholder value, We identified the need to provide a range of non-financial parameters even before we went public in India in 1993.

The ValueReporting™ disclosure model


Internal value strategy
• Goals
• Objectives
• Governance
• Organization
External market overview
• Competitive environment
• Regulatory environment
• Macro-economic environment
Managing for value
• Financial performance
• Financial position
• Risk management
• Segment performance
Value platform
• Innovation
• Brands
• Customers
• Supply chain
• People

We believe that the adoption of the principles of transparency and openness facilitate gaining competitive advantage. To bridge the gap between the information available to the management and the information available to the stakeholders, we provide several non-financial and intangible performance measures to our stakeholders, such as:

- Brand valuation
- Economic Value-Added (EVA®) statement
- Intangible asset scorecard
- Balance sheet including intangible assets
- Current-cost-adjusted financial statements
- Human resource accounting and value-added statement

The above reports form part of the annual report.

By adopting similar measures for internal measurement of business performance, our employees' individual performance also considers performance indicators that go beyond the financials, thereby balancing the financial and non-financial measures at the individual and enterprise level. This appropriately ensures that the measures we use internally reflect the measures by which stakeholders measure our corporate performance.

We have also voluntarily furnished eXtensible Business Reporting Language (XBRL) data to the United States Securities and Exchange Commission (SEC). We are participating in SEC's Voluntary Program for Reporting financial Information on EDGAR using XBRL.

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Infosys | Annual Report 2004-05

Management structure


Chairman & Chief Mentor
Narayana Murthy N. R.
CEO, President & Managing Director
Nandan M. Nilekani
COO & Customer Service & Technology
Gopalakrishnan S. (Deputy Managing Director)
Corporate Planning
Sanjay Purohit (AVP)
Infosys Leadership Institute
K. G. Ramachandran (SVP)
E&R, IS, Quality & Productivity and CDG
Dinesh K. (Director)
CFO, Finance & Administration
Mohandas Pai T. V. (Director)
IBU - Finacle
Girish Vaidya (SVP)
Group Head – World-wide Customer Delivery
Shibulal S. D. (Director)
IBU – Banking & Capital Markets
Ashok Vemuri (SVP)
IBU – EMEA
Srinivas B. G. (SVP)
IBU – Insurance, Health Care & Life Sciences
Eric Paternoster (VP)
ECU – ES
Chandra Shekar Kakal (VP)
ECU – IMS
Priti J. Rao (VP)
ECU – IVS
Arun Ramu (VP)
ECU – Product Engineering
Parameswar Y. (VP)
ECU – SI
Muralikrishna K. (VP)
DCG
Ranganath M. D. (AVP)
SETLabs & MTC
Subramanyam G. V. (VP)
Group Head – World-wide Sales
Basab Pradhan (SVP)
IBU – Communication Service Providers
Subhash Dhar (VP)
IBU – Retail, Distribution & CPG
Pravin Rao U. B. (SVP)
IBU – Transportation & Services
Dheeshjith V. G. (VP)
IBU – High Tech & Discrete Manufacturing
Prasad Thrikutam (VP)
Strategic Global Sourcing
Richard Baldyga (VP) (Note 1)
Global Alliances
John Conlon (SVP)
Corporate Marketing
Srinivas Uppaluri (AVP)
Group Co Head – World-wide Customer Delivery
Srinath Batni (Director)
IBU – Asia Pacific
Sriram V. (SVP)
IBU – Energy, Utilities & Resources
Narendran K. (VP)
IBU – ANA
Frank A. J. Gonsalves (VP)
ECU – PLES
Sanjay Dutt (AVP)
Human Resources Development
Hema Ravichandar (SVP)
Computers & Communications Division
Gp. Capt. Deepak Sinha (VP)
Security Audit & Architecture
Mallya P. D. (VP)
Education & Research
Ravindra M. P. (VP)
Quality & Productivity
Satyendra Kumar (SVP)
Information Systems
Sivashankar J. (VP)
Communication Design Group
Sridhar Marri (AVP)
Company Secretary & Finance
Balakrishnan V. (SVP)
Commercial & Facilities
Binod H. R. (SVP)
Accounts & Administration
Ramadas Kamath U. (SVP)
Infrastructure & Security
Col. Krishna C. V. (VP)

Corporate organization structure – Infosys Technologies Ltd.

Note 1: Strategic Global Sourcing has dual reporting to Director, Group Head – World-wide Customer Delivery

Legend:

CDG	:	Communication Design Group
CPG	:	Consumer Products Group
DCG	:	Domain Competency Group
ECU	:	Enterprise Capability Unit
EMEA	:	Europe, Middle East & Africa
ES	:	Enterprise Solutions
E&R	:	Education & Research
IBU	:	Integrated Business Unit
IMS	:	Infrastructure Management Services
IS	:	Information Systems
IVS	:	Independent Validation Services
MTC	:	Microsoft Technology Centre
PLES	:	Product Lifecycle & Engineering Solutions
ANA	:	Automotive & Aerospace
SETLabs	:	Software Engineering and Technology Labs
SI	:	Systems Integration

Designations:

AVP	:	Associate Vice President
CEO	:	Chief Executive Officer
CFO	:	Chief Financial Officer
COO	:	Chief Operating Officer
SVP	:	Senior Vice President
VP	:	Vice President

Effective March 31, 2005

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Infosys | Annual Report 2004-05

Infosys group

Members of the Board Progeon Limited	Members of the Board Infosys Technologies (Shanghai) Company Limited	Members of the Board Infosys Technologies (Australia) Pty. Limited	Members of the Board Infosys Consulting, Inc.
Mohandas Pai T. V. *(Chairman)*	Narayana Murthy N. R. *(Chairman)*	Dinesh K. *(Chairman)*	Gopalakrishnan S. *(Chairman)*
Akshaya Bhargava *(CEO & MD)*	James Lin *(CEO & MD)*	Gary Ebeyan *(CEO & MD)*	Stephen Pratt *(CEO & MD)*
Shibulal S. D. *(Director)*	Mohandas Pai T. V. *(Director)*	Armen Kocharyan *(CTO & Director)*	Balakrishnan V. *(Director)*
Jayanth R. Varma *(Independent Director)*	Srinath Batni *(Director)*	Ananda Rao *(Director)*	Basab Pradhan *(Director)*
Sridar A. Iyengar *(Independent Director)*	Sriram V. *(Director)*	Balakrishnan V. *(Director)*	Narayana Murthy N. R. *(Director)*
		Hema Ravichandar *(Director)*	Paul Cole *(Director)*
		Srinath Batni *(Director)*	Shibulal S. D. *(Director)*
		Sriram V. *(Director)*	

Effective March 31, 2005

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Infosys Foundation

At Infosys, the distribution of wealth is as important as its legal and ethical creation. Our strong sense of social responsibility defines us and is an important part of our value system.

The Infosys Foundation works extensively in the areas of healthcare, education, rural upliftment and the arts, to support the underprivileged and enrich their lives. The Foundation also steps in and contributes in times of natural disasters.

The grants made by us to the Foundation during the year aggregated Rs. 15.00 crore, compared to Rs. 12.00 crore in the previous year.

The grants made by us to the Foundation during the last five years are given below: in Rs. crore

Fiscal Grants 2005 15.00 2004 12.00 2003 5.53 2002 3.75 2001 5.26

The following include some of the projects undertaken by the Foundation over the past five years:

Healthcare

Constructed a pediatric hospital at the Capitol Hospital in Bhubaneswar, which caters to poor patients. A CT-Scan machine was also donated to the hospital.

Purchased a high-energy linear accelerator unit for the treatment of cancer patients at the Chennai Cancer Institute in Tamil Nadu.

Constructed a dharmashala for poor patients at the Kidwai Cancer Institute in Bangalore.

Donated ambulances to medical centers and hospitals at Kanchipuram in Tamil Nadu, South Canara in Karnataka, Chandrashekarpur and Bhubaneswar in Orissa.

Completed the installation of office management software at KEM Hospital, Mumbai. This has enabled the hospital to manage store requirements, as well as publish hospital papers and other information on the Web.

Added blocks to the Swami Sivananda Centenary Charitable Hospital at Tirunelveli in Tamil Nadu and the Bangalore Diabetic Hospital.

Donated incubators, air conditioner units, neonatal resuscitation equipment and refrigerators to the Bowring Hospital, Bangalore.

Completed the construction of the Infosys Super-specialty Hospital on the Sassoon Hospital premises in Pune. This hospital will cater to poor patients.

Distributed free insulin to patients suffering from juvenile diabetes.

Air conditioned the burns ward of the Victoria Hospital in Bangalore.

Purchased various life-saving surgical equipment for the Bellary Medical Institute in Karnataka.

Conducted eye camps in rural areas and provided equipment for the same.

Built an eye hospital in Bihar.

Construction of the central pathology lab, at the Victoria Hospital in Bangalore, is currently underway.

Construction of a pediatric hospital in Hyderabad is in progress.

Construction of an OPD in Jammu, for children affected by terrorist attacks, in currently underway.

Initiatives for the rural poor and underprivileged

Constructed hostel buildings for under-privileged students at Ramakrishna Mission centers in Tamil Nadu, Orissa, Maharashtra and Andhra Pradesh. Also constructed orphanages in rural areas of these states, to provide shelter to children of local communities.

Donated towards the mid-day meal program of the Akshaya Patra Foundation, Bangalore, for poor children in North Karnataka.

Established counseling centers for the rehabilitation of devadasi women in North Karnataka

Worked with the Red Cross Society, Bangalore, to supply aid equipment to physically-challenged people in rural areas and economically weaker sections of Karnataka.

Education

Donated books to 11,000 libraries in Kerala, Andhra Pradesh, Karnataka and Orissa under A Library for Every Rural School project.

Purchased an index Braille printer for the Sharada Devi Andhara Vikasa Kendra in Shimoga, Karnataka.

Made donations towards computer centers in rural areas of Karnataka.

Helped the Bangalore Association for Science maintain and develop the planetarium in Bangalore.

Facilitated the education of slum children in Maharashtra, Tamil Nadu and Orissa through various organizations.

Renovated the Gandhinagar, Kottara St. Peter’s School and Kapikad Zilla Panchayat schools in Mangalore, Karnataka.

Worked with Prerna, an NGO in Raichur, to distribute scholarships to several poor deserving students, in the drought-hit area of rural Karnataka.

Awarded scholarships to 1,700 meritorious students, amounting to approximately Rs. 1.00 crore per year.

Constructed toilets in rural schools.

Conducted teachers’ training programs for three years in Karnataka.

Conducted a program for physics teachers all over India.

Instituted awards for Olympiad medal winners.

Arts and culture

Helped revive the art of the weavers of Pochampalli village in Andhra Pradesh.

Helped organize cultural programs to promote artistes and artisans in rural areas of Karnataka and Andhra Pradesh.

Traced and honored artistes from different parts of India.

Honored writers and stage artists.

Others

Distributed food and clothes supplies in tsunami-affected areas of Tamil Nadu. Donated survival kits with essential supplies and medicine to six villages in the state and essential clothes in parts of tsunami-hit Andaman Islands.

Constructed three veterinary hospitals in rural Karnataka.

Donated towards the renovation of the Sabarmati Ashram Preservation and Memorial Trust.

Donated to CUPA, to enable it to purchase fodder for animals in drought-affected areas.

138 | Think Scale

Report on environment, health and safety

We wish to be recognized by all stakeholders, including customers, employees, vendors, shareholders and the community at large, as a world-class company committed to high standards of environmental management, and to provide to our employees, consultants and contractors a safe and healthy environment, free of occupational hazard and illness.

Managers at all levels of the organization are responsible for leading and engaging employees in meeting our environment, health and safety goals and objectives.

EHS Policy

The Environment, Health and Safety (EHS) Policy is a statement, articulating our philosophy and commitment towards our environment, employee health and safety, and plans for implementation of the same.

“Infosys as a corporate citizen is committed to demonstrating a high standard of environmental protection, sharing of best practices and provision of a safe and healthy workplace. To achieve this, we shall work toward:

Conservation of resources

Prevention of pollution

Adherence to all applicable legislations, and

Prevention of accidents and occupational injuries at work We shall work with various stakeholders toward continual improvement of our Environmental Management System.

We shall meet mandated safety requirements as a minimum and strive to go beyond regulatory limitations to become a leader in environment, health and safety management.”

The Ozone initiative

Our Environmental Management System is called the “Ozone initiative”. It is our endeavor to have and operate an Environmental Management System at various locations that meet and exceed ISO 14001 standards. The Ozone initiative helps us to comply fully with all legal requirements and meet or exceed these expectations wherever we operate in the world. It helps provide a secure working environment to protect employees, our assets and operations against all risks of injury, loss or damage, from natural calamities and hostile acts.

The initiative also strives to keep employees, contractors and others well informed, trained and committed to our EHS process.

Objectives and targets

Documented environmental objectives and targets are established and maintained at each relevant function and level within the campus.

Conservation of energy

We grew from 25,634 employees to 36,750 employees during the year. We also added 28.81 lakh sq. ft. of space. The enhanced operations have increased energy consumption by 32.6% over the last year. However, better controls, adoption of best practices, energy audits and use of energy efficient systems, have resulted in conservation of energy to the extent of 3.5% over the last year on a per capita basis. 94% of our energy requirement is obtained from the state grid and the remaining 6% is provided by our own captive generation units.

Some of the best practices adopted for energy efficiency include:

Amorphous core transformers instead of conventional transformers at all locations which operate at near 100% efficiency

Power factor correctors at the supply level of the state grid power, to achieve high-energy efficiency

Generators of varying capacities, to avoid running higher capacity generators for smaller loads

Building automation systems to regulate the working of centralized air conditioning, depending on the ambient temperature and temperature required

Energy efficient screw / centrifugal compressors for the central air conditioning system

Stand-alone split air conditioners for areas that require 24-hour air conditioning, such as server rooms, UPS rooms, EPABX rooms, labs, etc., so that the central A/C plant can be switched off when not required

Landscaping in and around the atrium areas of the buildings to keep the ambient temperature down

Energy efficient computer systems and other equipment, including CFLs, electronic ballast for fluorescent tubes and mirror optic light fittings

Timer for street lights and high mast

Skylights in the atrium and terrace areas to optimally use sunlight

Solar water heating system for on-campus guest houses – 2,500 rooms across India receive hot water from this system

High-efficiency hydro-pneumatic pumps for water pumping system

PVC pipes for irrigation and swimming pool operations to reduce friction, and thereby reduce power costs in pumping

Sensors in toilets to reduce working of the HNS

Variable frequency drives in various pump sets such as chiller pumps The following measures are adopted to make our buildings more energy efficient:

Double walls with an air cavity to reduce the heat load

Overhangs and stilted areas to avoid direct exposure to sunlight and reduce the resultant heat load

Under-deck insulation, and thermo shield coating in the newer buildings, to reduce the heat load

External surfaces painted in pastel shades, to reflect heat

High-quality reflective and double glass, used to reduce heat ingress

Reducing greenhouse gases

On an average, 26% of our land area is landscaped. A significant number of trees have been planted at each campus and we believe that this green cover enables sequestration of a large portion of the greenhouse gases, emitted by our captive power generating systems.

Conservation of paper

Consumption of raw material is at a minimum. Paper consumption decreased in absolute terms by 7%, during the year, despite the increase in employees. This may be attributed to the following reasons:

Increased awareness on conservation of paper as a result of the Ozone initiative

Printing on both sides of the paper

Use of single-side printed paper for scribbling pads

Recycling of paper and reusing the same as note pads

Automation of processes; e.g., the E-Docket system introduced by the HR department to store personnel details Understanding the need for an environment-friendly disposal system for e-waste, efforts have been redoubled to put in an effective system for e-waste management. E-waste management is a challenge, since the following issues need to be addressed:

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Infosys | Annual Report 2004-05

- Customs regulations on bonding
- Non-availability of land fill areas
- Non-availability of approved e-waste vendors

Water management

Water is diligently used on all our campuses. Though water consumption increased by 37% in absolute terms, this was due to the expansion of working space and employees over the last year. Consumption on a per capita basis remained the same during the year. Effective use of water is achieved through the following measures:

- Awareness created among users on the need to conserve water
- A high standard of preventive maintenance to avoid leaks and waste
- Recycling of waste water and reuse
- Rain water harvesting

Waste water, resulting from usage within each of our campuses, is treated and recycled at our own sewage treatment plants. All recycled water is used for landscape maintenance within the campus. Effective use of recycled water has resulted in reduced quantity of fresh water intake.

Treated and dried sludge from the sewage treatment plants is used as manure in our gardens.

The potential for rain water harvesting is evaluated during the landscape development phase at every campus. Rain water sleeve wells and contour bunds are built to capture rain water.

Some best practices adopted for effective water management at Infosys include:

- Preventive maintenance
- Sensors for the urinal flush
- Sensor taps used in high-density areas
- Sewage treatment plants at all locations to recycle waste water
- Recycled water for landscape maintenance
- Hydro pneumatic pumps for distribution
- Sprinklers and drip irrigation systems to water the landscape

Waste management

The Ozone initiative has resulted in an effective and environment-friendly system to manage and dispose of all waste. Waste is segregated at source at all our facilities. A proper process has been put into place to identify, segregate and dispose e-waste.

Best practices in waste management include:

- Waste segregation at source
- Food waste from kitchens is used in vermiculture pits, to convert into compost
- Food waste from our food courts is sent to nearby piggeries
- Plastic waste is sold to bona fide recyclers
- Paper waste is recycled externally by approved recyclers, and reused as note pads
- Hazardous waste such as DG oil, batteries, etc. are given only to PCB-approved agencies
- Bio-medical waste is sent to incinerators or disposed of safely
- Sludge from sewage treatment plants is dried and used as manure
- Scrap is sold to authorized scrap dealers
- Suppliers are engaged in discussions to eliminate the use of non bio-degradable packing material such as thermocol. We have urged all our suppliers to use more environment-friendly packing material.

Health and safety

Safety is every employee's responsibility and concern. Employees are expected to report workplace hazards and incidents to the concerned officials and contribute to finding and implementing solutions. Employees are prohibited from reporting to work under the influence of illegal drugs and other substances.

The work environment is monitored and measured on a continual basis, to check chemical content and pollution levels.

- 250 laboratory tests were conducted on drinking water samples across campuses during the year
- 113 tests were conducted to determine the quality of the recycled water
- 110 tests were conducted to test the air quality

Occupational injuries and illnesses

We are striving to eliminate accidents on our campuses. Employees are encouraged to report "near misses" and incidents. Incidents are investigated and analyzed to prevent reoccurrence and improve our performance. Our investigations focus on root causes and system failures. Suitable corrective action and preventive measures will then be taken to reduce future injuries and losses.

Wellness initiatives

The health clubs at all our campuses have seen a steady rise in attendance during the year. More and more employees are using the world-class facilities to stay fit. 6,000 employees became members of our health clubs. Gymnasiums have been expanded in line with our growth. New swimming pools were opened during the year at our campuses in Chennai, Bhubaneswar and Mysore. Regular sessions on aerobics and yoga are conducted by professionals at all the health clubs.

Physiotherapists have been appointed at many of the health clubs to treat ergonomics-related complaints such as lumbar and cervical spondylitis, eye fatigue, carpal tunnel syndrome, thoracic outlet syndrome, forward head posture, etc. Frequent awareness sessions are conducted on ergonomics.

HALE initiative

Health Assessment and Life Enrichment (HALE) is a comprehensive health initiative – physical and psychological – customized to an IT environment. It is the first of its kind and has been constantly innovated on to cater to the needs of our employees.

Health Week

Recognizing the importance of health in today's environment, a Health Week was conducted across Development Centers (DCs) simultaneously for the first time. The Health Week is designed to help Infoscions avail expert medical advice and medical checks at their workplace.

Event	Details	No.	Participation
Health check-ups	Health checks, eye camps and dental checks	8	8,900
Health lectures	On stress management, ergonomics, cardiology etc.	20	5,000
Inter DC competitions	Health quiz and crossword puzzles	2	300
Health week website	Portrayed the initiative at various DCs	NA	NA
Mail from top management	Mail from the CEO, COO & founder directors	3	20,000
Stress audit	Instrument aimed at increasing self-awareness	1	2,000
Family check-up	Extended to the families of Infoscions	1	500

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Online health chat

This innovation saw a panel of distinguished doctors chatting online with employees across the world on their health concerns. While more than 500 employees participated live, the transcripts were published after the event to reach a wider audience.

Nutrition program

The program focused on the eating habits of employees and suggested appropriate diets. The program covered around 550 employees and helped them to make smart choices about food and how to find the right balance.

Women’s health

It has been our continuous endeavor to include and provide useful offerings to all segments. One such initiative was a lecture session organized on women’s health issues, in association with Infosys Women’s Inclusivity Network (IWIN) – an initiative to promote gender sensitivity at the workplace.

Social consciousness

Blood donation camps were organized across DCs. Over 200 employees donated blood, which was given to a blood bank for the poor and the needy.

Safety week, awareness campaign

This intervention was a proactive response to the increasing trend of road accidents among employees. The campaign highlighted valuable safety precautions and measures to improve road and personal safety. Held across DCs, this initiative received wide coverage in the print media and was recognized as a best-in-class practice.

HIV / AIDS awareness sessions for subcontractors

We conducted HIV / AIDS awareness programs for our subcontracted workers at our Bangalore campus. 455 workers attended these programs during the year.

Campus design and infrastructure development

New buildings and modifications to existing facilities are designed, constructed and commissioned by professionals, to enable a secure, healthy and environmentally-sound performance throughout their operational life.

Regulatory requirements are always met or exceeded. Our quality assurance and inspection systems ensure that facilities meet design and procurement specifications and that construction is in accordance with approved standards.

All changes, whether temporary or permanent, are evaluated and managed to ensure that health, safety and environmental risks arising from these changes remain at an acceptable level.

Risk assessment, disaster recovery and business continuity

Management of risk is a continuous process and the base of our EHS philosophy. We work to regularly identify the hazards and assess the risks associated with our activities. Suitable action is taken to manage these risks and prevent or reduce the impact of potential accidents.

We have a Disaster Recovery and Business Continuity Plan (DR & BCP) which operates under the “Phoenix” initiative banner. This plan is periodically tested. Drills and exercises are conducted periodically to test our preparedness levels to handle all potential disasters, and to check the liaison effectiveness and involvement with external organizations. HSD spillage, breakdown of the sewage treatment plant, fire, terrorist attacks, etc. are some of the assumptions for such mock drills. Careful observations are made and analyzed during these mock drills. Lessons learned are used to update plans and training programs.

The Phoenix team is centrally managed by an executive team comprising senior management. Phoenix operational teams exist at every DC. A tested, well-defined process is in place to manage any disaster or crisis, at any location.

Management review

The EHS system, plans for process improvement, prevention of nonconformance, introduction of new tools, technologies, and new processes / major process changes are reviewed by a steering committee once every six months, to examine their suitability and effectiveness in achieving objectives and targets in line with the EHS Policy.

The reviews also address the provision of necessary management support, besides adequacy of resources and funding. Such reviews and decisions are recorded.

The EHS policy is reviewed annually for its applicability to the current business scenario. The action items from the management review are recorded and followed up to closure. Inputs to the review include:

Progress on objectives and targets

Analysis of internal and external feedback / complaints, if any

Status of the Environmental Management Program

Status of pilot efforts towards environmental conservation

Summary of audits

Status on legal compliance

Accidents and incidents in the workplace

Information and documentation

The EHS process is documented as per ISO 14001 guidelines. All information pertaining to this initiative is available, and responsibilities clearly defined. Applicable regulations, permits and standards are identified and pertinent records are maintained.

Assessment, audits and improvement

To demonstrate our commitment to achieving high standards of environmental management, we applied and obtained certification under ISO 14001. We have been certified compliant at our Bangalore, Bhubaneswar, Chennai, Hyderabad, Mangalore, Mohali, Mysore and Pune campuses. During the year, surveillance audits were conducted at five of our locations.

Internal environmental audits are planned and implemented to monitor whether the environmental activities and related results comply with the planned arrangements. They are meant to determine the effectiveness of our Environmental Management System and to ensure the existence of a suitable working environment.

18 employees have been trained as EMS lead auditors, according to ISO 14001 standards, during the year. The EMS has been subject to 28 days of audits to check compliance.

To adopt best practices and implement a sustainable system to manage employee health and safety, the company has decided to seek OHSAS 18001 certification in the near future.

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Financial statements (unaudited) prepared in substantial compliance with GAAP requirements of various countries and reports of compliance with the respective corporate governance standards

Over the past decade, the technology and information revolutions have fundamentally transformed economic and political relationships between nations. Thanks to the opening up of financial markets across the globe, investors today have a wide choice of capital markets to invest in. Consequently, the global investor must have access to information about the performance of any company, in any market that he or she chooses to invest in. However, differences in language, accounting practices, and reporting requirements in various countries render performance reports by many companies rather investor-unfriendly.

Today, the strength of a global company lies in its ability to access high-quality capital at the lowest cost from a global pool of investors. Such companies study the needs of global investors and publish financial information in a language and form understood by their existing as well as prospective investors. In the process, financial statistics may have to be restated and financial terminology may need to be translated. Indeed, a key issue in international financial analysis is the restatement and translation of financial reports that describe operations conducted in one environment, but which are the subject of review and analysis in another.

As an investor-friendly company, committed to the highest standards of disclosure, we voluntarily provide unaudited financial statements prepared in substantial compliance with the GAAP requirements of Australia, Canada, France, Germany, Japan and the United Kingdom, besides those of the US and India (which information appears separately elsewhere). The financial statements are in the respective national languages of these countries.

Further, keeping in mind their local regulations and practices, these countries have formulated their own corporate governance standards. We have provided statements on compliance with these standards in the respective national languages of these countries.

The unaudited consolidated profit & loss accounts and balance sheets have been prepared by converting the various financial parameters, reported in our audited income statement (according to the consolidated Indian GAAP financial statements), into the respective currencies of the above countries. In addition, adjustments have been made for differences, if any, in accounting principles, and in formats, between India and these countries.

The summary financial information provided in this section does not contain sufficient information to allow full understanding of the results or our state of affairs. In the event of a conflict in interpretation, the “Audited Indian GAAP financial statements” section and the “Corporate governance report” of the Annual Report should be considered. We caution investors that these reports are provided only as additional information to our global investors. Using such reports for predicting our future, or of any other company, is risky. We are not responsible for any direct, indirect or consequential losses suffered by any person using these financial statements or data.

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Corporate governance report – Australia, Canada, France, Germany, Japan and the United Kingdom

Australia

“Corporate governance is the system by which companies are directed and managed.”

– ASX Corporate Governance Council – Principles of good corporate governance and best practices recommendations

The Australian Stock Exchange (ASX) Corporate Governance Council was formed on August 15, 2002 to develop and deliver an industry-wide, supportable framework for corporate governance which could provide a practical guide for listed companies, their investors, the wider market and the Australian community. The council published its “principles of good corporate governance and best practice recommendations” in March 2003. The corporate governance principles and recommendations of the council are not mandatory, but Australian listed entities must disclose those principles that are not complied with and the reasons for non-compliance.

The council proposed 10 core principles which it believes underlie good corporate governance. We comply substantially with all recommendations made by the council, except the following :

1. Recommendation 2.2 – The Chairperson should be an independent director – The chairman of the board is an executive director. The board of the company consists of seven executive directors and eight independent directors. The audit committee, nominations committee and the compensation committee consist of independent directors only.

2. Recommendation 5.1 – Ensure compliance with ASX listing rule disclosure requirements – We are not listed on the Australian Stock Exchange. However, we have established necessary policies and procedures to ensure that announcements are made in a timely manner, are factual, do not omit any material information and are expressed in a clear and objective manner that allows investors to assess the impact of the information when making investment decisions.

Canada

“Good disclosure about your corporate governance practices gives investors a solid understanding of how decisions are made that may affect their investment.”

– Corporate governance : A guide to good disclosure, issued by Toronto Stock Exchange.

In December 2003, The Toronto Stock Exchange (TSX) issued guidelines which would help issuers prepare meaningful disclosure that complies with its requirements. TSX only requires companies to explain their practices, and not to adopt the practices in the guidelines.

We comply substantially with all recommendations. The necessary disclosures on various recommendations are provided elsewhere in the report. In addition, the following disclosures are made for specific guidelines issued by TSX.

1. Guideline 5 – Assessing the board’s effectiveness – The compensation committee of the board consists of independent directors. The compensation committee reviews the performance of all the executive directors on a quarterly basis based on detailed performance parameters set for each of the executive directors at the beginning of the year, in consultation with the CEO of the company. The performance of the independent directors is reviewed by the full board, on a regular basis. The nominations committee recommends size and composition of the board and its committees, establishes procedures for the nomination process, and recommends candidates for election to the board and its committees.

France

Le gouvernement d’entreprise des sociétés cotées – Octobre 2003

Les principes de gouvernement d’entreprise des sociétés cotées sont issus des rapports VIENOT de juillet 1995 et de juillet 1999 ainsi que du rapport BOUTON de septembre 2002. Cet ensemble de recommandations a été élaboré par des groupes de travail réunissant des présidents de sociétés cotées françaises, à la demande de l’Association Française des Entreprises Privées (AFEP) et du Mouvement des Entreprises de France (MEDEF). Cette “consolidation” des travaux menés par des présidents des grandes sociétés françaises constitue une réponse à la communication de la Commission européenne sur le gouvernement d’entreprise et le droit des sociétés, qui préconise que chaque Etat membre désigne un code de référence auquel les entreprises devront se conformer ou expliquer en quoi leurs pratiques en diffèrent et pour quelles raisons.

Ce rapport avait fait plusieurs recommandations. Notre société se conforme sensiblement à toutes ces recommandations, à l’exception des points suivants :

1. Recommandation 7 – La représentation de catégories spécifiques –

Actuellement, les salariés, les actionnaires minoritaires, ou autres catégories d’intérêts spécifiques, ne sont pas représentés au conseil d’administration. A ce jour, le conseil d’administration d’INFOSYS est composé de 15 administrateurs, dont 8 administrateurs indépendants.

2. Recommandation 12 – La durée des fonctions des administrateurs –

Conformément aux lois existantes en Inde, les mandats d’un tiers des administrateurs expirent à chaque assemblée générale annuelle. Cependant, le mandat de ces administrateurs peut être renouvelé sur proposition du comité de nominations et du conseil d’administration.

3. Le nombre des actions détenues par les administrateurs proposés pour un renouvellement de mandat figure dans le rapport annuel, mais n’est pas mentionné dans l’avis de convocation adressé aux actionnaires.

4. Le rapport annuel est envoyé à l’ensemble des actionnaires 21 jours avant la date de l’assemblée générale annuelle.

5. Recommandation 15.3 – Information sur les rémunérations des mandataires sociaux – La rémunération des mandataires sociaux est fourni dans une autre partie du rapport. Cependant, la société ne fournit pas, actuellement, de détails concernant la politique de détermination des rémunérations des mandataires sociaux, et les principes déterminants les différents composants de leurs salaires.

Germany

(deutscher Corporate Governance Kodex in der Fassung vom 21. Mai 2005)

Der deutsche Corporate Governance Kodex repräsentiert ein Regelungswerk für Vorstände und Aufsichtsrat von in Deutschland börsennotierten Gesellschaften. Die Regeln haben zum Ziel das deutsche Corporate Governance System transparenter und verständlicher zu machen. Zweck ist, für das Vertrauen der internationalen und nationalen Investoren, der Kunden, der Mitarbeiter und der Öffentlichkeit in die Vorstände und Aufsichtsräte börsennotierter Unternehmen zu werben.

Dieser Bericht hat einige Empfehlungen ausgesprochen. Ihr Unternehmen wendet die Empfehlungen der Regierungskommission im Wesentlichen mit folgenden Ausnahmen an:

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Infosys | Annual Report 2004-05

1. *Empfehlung 3, 4 und 5 – Das duale System der Unternehmensorgane* – Das Unternehmen hat ein einstufiges Verwaltungsorgan welches sowohl mit unternehmerischen Befugnissen als auch der Befugnis zur Überwachung ausgestattet ist. Zur Zeit besteht das Organ aus 15 unabhängigen Direktoren davon 7 leitende und 8 nicht-leitende Angestellte. Das Unternehmensorgan ist ausschließlich mit unabhängigen Direktoren besetzt.
2. *Empfehlung 6.2 – Veröffentlichung von Erwerben und Veräußerungen von wesentlichen Anteilen am Unternehmen* – Entsprechend der Übernahmeregelungen der Securities and Exchange Board of India (SEBI), sollen Anteilseigner die mehr als 5% am Eigenkapital der Gesellschaft halten, das Unternehmen informieren sobald die Grenze erreicht ist. Nach Erhalt dieser Information hat die Gesellschaft umgehend die Börse zu unterrichten, an der sie gelistet ist.

United Kingdom

Corporate Governance, A practical guide, London Stock Exchange – August 24, 2004

The combined code on corporate governance supersedes and replaces the Combined Code issued by the Hampel Committee on Corporate Governance in June 1998. It is derived from a review of the role and effectiveness of non-executive directors by Mr. Derek Higgs and a review of audit committees by a group led by Sir Robert Smith. It is intended that this new Code will apply for reporting years beginning on or after 1 November 2003.

We substantially comply with all recommendations of the combined code except for the following:

1. *Code A2.2 – A chief executive should not go on to become chairman of the same company* – N. R. Narayana Murthy is the Chairman and Chief Mentor of the company, at present. He was the Chief Executive Officer of the company till March 31, 2002.
2. *Code D1 – Dialogue with institutional investors* – We have in place a communication policy addressed to the needs of all investors. We communicate to investors through various forums, both our long-term and short-term plans and strategies. As a policy, we do not differentiate between small and large investors. Non-executive directors do not meet with large investors as required under the code.
3. *Code D2.1 – Voting in shareholders meetings* – Under Indian law, voting on a resolution in the annual general meeting is by show of hands, unless a poll is demanded by a member or members present in person or by proxy, holding atleast one-tenth of the total shares entitled to vote on the resolution, or by those holding an aggregate paid up capital of atleast Rs. 50,000. However, as an informal mechanism, we use the postal ballot procedure for all the resolutions to be passed by the members and announce the results of the poll, before the formal procedure for passing a resolution by members in the meeting.

Japan

日本

コーポレート・ガバナンスは一般に企業活動を律する枠組みのことを意味する。

「上場会社コーポレート・ガバナンス原則」東京証券取引所

東京証券取引所は、2004年4月にコーポレート・ガバナンスに関するガイドラインを発行した。

この新しい原則は、東京証券取引所が発行した「上場会社コーポレート・ガバナンス原則」おいて示されている。

会社は委員会の全ての提言に従わなければならない。

会社は、株主総会、取締役会、取締役会のメンバーによって構成される各種委員会（指名委員会、監査委員会、報酬委員会）、代表取締役、取締役からなる機関体制を構築し、それに従う。

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Financial statements prepared in substantial compliance with GAAP requirements of Australia

Consolidated statement of financial position of Infosys Technologies Limited as at March 31, (unaudited)

in Australian dollars

2005 2004 CURRENT ASSETS

Cash 550,477,603 579,213,449 Receivables 392,168,496 195,571,900 Investments 358,570,157 283,221,255 Other 35,348,561 15,062,305 TOTAL CURRENT ASSETS 1,336,564,817 1,073,068,909 NON-CURRENT ASSETS

Receivables – –Investments 605,162 612,429 Property, plant and equipment 466,968,259 309,774,842 Intangibles – –Other 30,237,318 31,010,947 TOTAL NON-CURRENT ASSETS 497,810,739 341,398,218 TOTAL ASSETS 1,834,375,556 1,414,467,127

CURRENT LIABILITIES

Trade creditors 1,358,647 1,239,868 Unearned revenues 26,309,700 19,168,418 Provisions 227,881,934 385,842,089 TOTAL CURRENT LIABILITIES 255,550,281 406,250,375 NON-CURRENT LIABILITIES

Interest Bearing Liabilities – Preferred Shares Issued by Subsidiary 27,739,543 28,087,662 Provisions – –TOTAL NON-CURRENT LIABILITIES 27,739,543 28,087,662

TOTAL LIABILITIES 283,289,824 434,338,037 NET ASSETS 1,551,085,732 980,129,090

SHAREHOLDERS’ EQUITY

Share capital 43,718,964 13,069,730 Reserves 1,507,325,237 967,059,360 TOTAL PARENT EQUITY INTEREST 1,551,044,201 980,129,090 Minority Interests 41,531 –TOTAL SHAREHOLDERS’ EQUITY 1,551,085,732 980,129,090

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Financial statements prepared in substantial compliance with GAAP requirements of Australia

Consolidated statement of financial performance of Infosys Technologies Limited for the year ended March 31, (unaudited)

in Australian dollars

2005 2004 Operating revenue 2,180,207,394 1,563,036,944

Operating profit before income tax 666,450,255 465,616,781 Income tax expense / (benefit) attributable to operating profit 97,859,934 73,036,944 Operating profit after income tax 568,590,321 392,579,837 Outside equity interests in operating profit after income tax (9,017) –Operating profit after income tax attributable to members of Infosys Technologies Limited 568,581,304 392,579,837 Dividend on preferred stock – –Retained profits at the beginning of the financial year – –Aggregate of amounts transferred from reserves – –Total available for appropriation 568,581,304 392,579,837 Dividends provided for or paid 107,168,620 304,621,165 Aggregate of amounts transferred to reserves 461,412,684 87,958,672 Basic earnings per share 2.08 1.49 Diluted earnings per share 2.03 1.47

Note:

1. The company’s financial statements are prepared in Indian Rupees, the reporting currency. These financial statements have been prepared by translating revenue and expenditure at an average rate during the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders’ equity at an average rate for the year. The difference arising on translation is shown under reserves.

2. Exchange rates (1 AUD =) 2005 2004 Average Rs. 33.27 Rs. 31.94 Closing Rs. 33.71 Rs. 33.31

3. Reconciliation between Indian GAAP and Australian GAAP statements in Australian dollars, except as otherwise stated 2005 2004 Net income as per consolidated Indian GAAP financial statements in Rs. 18,916,700,000 12,436,300,000 Net income as per Indian GAAP in Aus $ 568,581,304 389,364,433 Add : Provision for deferred taxes – (1,797,120) Gains on forward foreign exchange contracts – 5,012,524 Net income as per Australian GAAP 568,581,304 392,579,837

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Financial information prepared in substantial compliance with GAAP requirements of Canada

Consolidated balance sheet (unaudited) as at March 31,

in Canadian dollars

2005 2004

ASSETS

Current assets

Cash and cash equivalents 516,178,025 572,510,386 Accounts receivable 367,732,962 193,308,605 Inventories – –Pre-paid expenses and other assets 33,146,036 14,887,993 917,057,023 780,706,984 Property, plant and equipment 437,872,045 306,189,911 Investments 336,795,549 280,548,961 Future income taxes 12,342,142 11,860,534 Other assets 16,011,127 18,791,533 1,720,077,886 1,398,097,923

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Accounts payable 1,273,992 1,225,519 Accrued liabilities 205,716,273 362,032,641 Current portion of long-term obligations – –Advances received from clients 7,966,620 19,344,214 Unearned revenue 24,670,376 18,946,587 239,627,261 401,548,961 Minority interests 38,943 –Long-term obligations – –239,666,204 401,548,961 Preferred shares issued by subsidiary 26,011,127 27,762,611 Share capital Common shares – 266,564,224 outstanding (2004 – 270,570,549 outstanding) 41,307,105 12,436,777 Additional paid-in capital 283,669,696 159,386,004 Accumulated foreign currency translation adjustment (190,483,943) (116,709,699) Retained earnings 1,319,907,697 913,673,269 1,720,077,886 1,398,097,923

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Financial information prepared in substantial compliance with GAAP requirements of Canada

Consolidated statement of earnings and retained earnings (unaudited)

in Canadian dollars

Year ended March 31 2005 2004 Sales 2,018,587,203 1,429,861,520 Cost of sales 1,147,106,455 817,737,183 Gross margin 871,480,748 612,124,337 EXPENSES

Selling, general and administration expenses 291,613,817 212,165,586 Income from operations 579,866,931 399,958,751 Provision for investments 28,313 (2,849,146) Interest and other income 47,873,726 41,069,534 Interest expense – –Earnings before income taxes 627,768,970 438,179,139 Provision for income taxes 92,180,068 68,733,058 Net earnings before minority interests 535,588,902 369,446,081 Minority interests (8,494) –Net earnings after minority interests 535,580,408 369,446,081 Cash dividend declared 100,948,471 286,670,595 434,631,937 82,775,486 Retained earnings, beginning of the year 913,673,269 830,897,783 Capitalization of profits (28,397,508) –Retained earnings, end of the year 1,319,907,698 913,673,269 EARNINGS PER SHARE

Net earnings

Basic 2.01 1.41 Fully diluted 1.96 1.38 Weighted average number of shares Basic 266,901,033 262,780,308 Fully diluted 273,590,413 267,166,236

Note :

1. The company’s financial statements are prepared in Indian Rupees, the reporting currency. These financial statements have been prepared by translating revenue and expenditure at an average rate for the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders’ equity at an average rate for the year. The difference arising on translation is shown under accumulated foreign currency translation adjustment.

2. Exchange rate (1 CAD =) 2005 2004 Average Rs. 35.32 Rs. 33.94 Closing Rs. 35.95 Rs. 33.70

3. Reconciliation between Indian GAAP and Canadian GAAP statements in Canadian dollars, except as otherwise stated 2005 2004 Net income as per consolidated Indian GAAP financial statements in Rs. 18,916,700,000 12,436,300,000 Net income as per Indian GAAP in Canadian dollars 535,580,408 366,420,153 Add: Provision for future income taxes – (1,691,220) Gains on forward foreign exchange contracts – 4,717,148 Net earnings as per Canadian GAAP 535,580,408 369,446,081

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Financial statements prepared in substantial compliance with GAAP requirements of France

Compte de résultat consolidé non audité d'Infosys Technologies Ltd pour les exercices clos les 31 mars en Euros

	2005	2004
	Non audité	Non audité
Produits d'exploitation		
Vente de marchandises	–	–
Production vendue (services)	1,256,104,651	900,361,781
Chiffre d'affaires, net	1,256,104,651	900,361,781
Production stockée	–	–
Production immobilisée	–	–
Subventions d'exploitation	–	–
Reprises sur amortissements, provisions et transfert de charges	–	–
Autres produits	–	–
Total des produits d'exploitation (I)	1,256,104,651	900,361,781
Charges d'exploitation		
Achat de marchandises	–	–
Variation de stocks des biens achetés	–	–
Achat de matières premières et autres approvisionnements	–	–
Variations de stocks de matières premières et approvisionnements	–	–
Autres achats et charges externes	2,721,987	2,990,724
Salaires et traitements	619,379,845	452,027,829
Dotations aux amortissements et aux provisions	–	–
Sur immobilisations : Dotation aux amortissements	50,549,683	43,920,223
Sur immobilisations : Dotations aux provisions	–	–
Sur actif circulant : Dotations aux provisions	–	–
Pour risques et charges : dotation sur provisions	–	–
Autres charges	222,619,803	149,575,139
Total des charges d'exploitation (II)	895,271,318	648,513,915
Résultat d'exploitation (I-II)	360,833,333	251,847,866
Quotes-parts de résultat sur opérations faites en commun :		
Bénéfice attribué ou perte transférée (III)	–	–
Perte attribuée ou bénéfices transférés (IV)	–	–
Produits financiers		
De participations	–	–
D'autres valeurs mobilières	–	–
Intérêts et produits similaires	21,828,753	25,860,853
Reprises sur provisions et transfert de charges	17,618	–
Différences positives de change	–	–
Produits nets sur cessions de valeurs mobilières de placement	–	–
Total des produits financiers (V)	21,846,371	25,860,853
Charges financières		
Dotations aux amortissements et aux provisions	–	1,794,063
Intérêt et charges similaires	–	–
Différences négatives de change	–	–
Charges nettes sur cessions de valeurs mobilières de placement	–	–
Total des charges financières (VI)	–	1,794,063
Résultat financier (V-VI)	21,846,371	24,066,790
Résultat courant avant impôts (I-II + III-IV + V-VI)	382,679,704	275,914,656

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Financial statements prepared in substantial compliance with GAAP requirements of France en Euros

	2005 Non audité	2004 Non audité
Produits exceptionnels		
Sur opérations de gestion	7,961,593	–
Sur opérations en capital	–	–
Reprises sur provisions et transferts de charges	–	–
Total des produits exceptionnels (VII)	7,961,593	–
Charges exceptionnelles		
Sur opérations de gestion	–	–
Sur opérations en capital	–	–
Dotations aux amortissements et aux provisions	–	–
Total des charges exceptionnelles (VIII)	–	–
Résultat exceptionnel (VII-VIII)	7,961,593	–
Participation des salariés aux fruits de l'expansion (IX)	–	–
Impôt sur les bénéfices (X)	57,360,817	43,280,148
Amortissement de l'écart d'acquisition	–	
Total des produits (I + III + V + VII)	1,285,894,996	926,222,634
Total des charges (II + IV + VI + VII + IX + X)	952,614,517	693,588,126
Dividendes préciputaires	–	–
Participation à la perte de filiales déconsolidées	(5,285)	–
Bénéfice ou perte	333,275,194	232,634,508

Note :

1. Conversion en monnaie étrangère

   Les états financiers de la société sont préparés en roupies indiennes. Ces états financiers ont été convertis en utilisant les taux moyen mensuels de l'année pour le compte de résultat; les actifs et passifs circulants, les immobilisations, les emprunts à long terme et accroissements des fonds propres sont convertis au taux de clôture et les placements à long terme sont calculés sur la base des cours historiques. La différence provenant des conversions est enregistrée sous la rubrique Réserves.

2. Taux de change (1 € =)	2005	2004
Moyen	Rs. 56.76	Rs. 53.90
Clôture	Rs. 56.52	Rs. 53.77

3. Rapprochement entre les états financiers établis selon les principes comptables indiens et français (non audité)

en Euros, excepté comme autrement indiqué

	2005	2004
Résultat net selon les principes comptables indiens en Rs.	18,916,700,000	12,436,300,000
Résultat net selon les principes comptables indiens en €	333,275,194	230,729,128
Addition des provisions pour impôts différés	–	(1,064,935)
Résultat sur opérations de couverture de change	–	2,970,315
Résultat net selon les principes comptables français	333,275,194	232,634,508

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Infosys | Annual Report 2004-05

Financial statements prepared in substantial compliance with GAAP requirements of France

Bilan consolidé d'Infosys Technologies Ltd au 31 mars

en Euros

	2005 (non audité)			2004 (non audité)
Actif	Brut	Amortissements ou Provisions	Net	Net
Actif immobilisé				
Immobilisations incorporelles				
Frais d'établissement	–	–	–	–
Frais de recherche et développement	–	–	–	–
Fonds commercial	–	–	–	–
Ecart d'acquisition	14,624,912	7,455,768	7,169,144	7,535,801
Autres	–	–	–	–
Avances et acomptes	–	–	–	–
	14,624,912	7,455,768	7,169,144	7,535,801
Immobilisations corporelles				
Terrains	21,112,880	–	21,112,880	17,238,237
Constructions	129,419,674	20,953,645	108,466,029	70,511,438
Installations techniques, matériel	177,951,168	117,392,074	60,559,094	38,971,545
Autres immobilisations corporelles	61,583,510	36,581,741	25,001,769	18,952,948
Immobilisations corporelles en cours	56,203,114	–	56,203,114	38,692,580
Avances et acomptes versés	–	–	–	–
	446,270,346	174,927,460	271,342,886	184,366,748
Immobilisations financières				
Titres immobilisés de l'activité de portefeuille	–	–	–	–
Autres participations	–	–	–	–
Créances rattachées à des participations	–	–	–	–
Autres titres immobilisés	360,934	–	360,934	379,393
Prêts aux salariés	10,184,006	–	10,184,006	11,675,704
Autres	–	–	–	–
	10,544,940	–	10,544,940	12,055,097
Total de l'actif immobilisé (I)	471,440,198	182,383,228	289,056,970	203,957,646
Actif circulant				
Stocks et en-cours				
Matières premières et autres approvisionnements	–	–	–	–
En cours de production (biens)	–	–	–	–
En cours de production (services)	–	–	–	–
Produits intermédiaires et finis	–	–	–	–
Marchandises	–	–	–	–
	–	–	–	–
Prêts aux employés	7,717,622	–	7,717,622	10,591,359
Créances				
Créances clients et comptes rattachés	237,301,840	3,402,335	233,899,505	121,154,919
Autres créances	–	–	–	–
Capital souscrit-appelé, non versé	–	–	–	–
Valeurs mobilières de placement	213,860,580	–	213,860,580	175,452,855
Disponibilités	328,319,179	–	328,319,179	358,817,184
Total d'actif circulant (II)	787,199,221	3,402,335	783,796,886	666,016,317
Charges constatées d'avance				
Impôts différés (III)	13,365,180	–	13,365,180	–
Primes de remboursement des obligations (IV)	7,850,318	–	7,850,318	7,433,513
Ecart de conversion actif (V)	–	–	–	–
Total Général (I + II + III + IV + V)	1,279,854,917	185,785,563	1,094,069,354	877,407,476

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Infosys | Annual Report 2004-05

Financial statements prepared in substantial compliance with GAAP requirements of France en Euros

Passif	2005 (non audité)	2004 (non audité)
Capitaux propres		
Capital social	25,868,370	7,903,254
Primes d'émission (de fusion, d'apport)	180,047,131	102,709,217
Ecart de réévaluation	–	–
Réserves (bénéfices non distribués)		
Réserve légale	–	–
Réserves statutaires	–	–
Réserves réglementées	–	–
Autres réserves	536,853,524	386,821,200
Ecart de conversion	(150,961,063)	(122,887,595)
Report à nouveau	–	–
Résultat de l'exercice (Bénéfice ou perte)	333,275,194	232,634,508
Subventions d'investissement	–	–
Provisions réglementées	–	–
Total des capitaux propres (I)	925,083,156	607,180,584
Intérêts minoritaires	–	–
Bénéfice provenant de participation subordonnée	–	–
Avances et acomptes conditionnels	–	–
Total des autres capitaux propres (II)	–	–
Actions privilégiées convertibles émises par une filiale (III)	16,544,586	17,400,037
Provisions		
Provision pour risques	–	–
Provisions pour charges	–	–
Total des provisions (IV)	–	–
Dettes		
Dettes financières		
Emprunts obligatoires convertibles	–	–
Autres emprunts obligatoires	–	–
Emprunts et dettes auprès d'établissements de crédit	–	–
Emprunts et dettes financiers divers	–	–
Avances et acomptes reçus sur commande en cours	20,759,023	23,998,512
Dettes d'exploitation		
Dettes fournisseurs et comptes rattachés	810,333	768,086
Dettes fiscales et sociales	–	–
Autres dettes		
Dettes sur immobilisations et comptes rattachés	–	–
Autres dettes	130,847,486	226,901,618
Produits constatés d'avance	–	1,158,639
Participations minoritaires	24,770	–
Total des dettes (V)	152,441,612	252,826,855
Ecart de conversion passif (VI)	–	–
Total Général (I + II + III + IV+V+VI)	1,094,069,354	877,407,476

152 | Think Scale

Infosys | Annual Report 2004-05

Jahresabschluss erarbeitet in wesentlicher Übereinstimmung mit den Grundsätzen einer ordnungsgemäßen Buchführung (GAAP) verschiedener Länder – Deutschland (untestiert)

Konzern-Gewinn- und Verlustrechnung der Infosys Technologies Limited für die Zeit vom 1. April 2004 bis zum 31. März 2005

in Euro

	2005	2004
Umsatzerlöse	1,256,104,651	900,361,781
Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen	713,809,020	514,916,512
Bruttoergebnis vom Umsatz	542,295,631	385,445,269
Vertriebskosten	(132,894,644)	(82,452,690)
Allgemeine Verwaltungskosten	(48,567,653)	(51,144,712)
Zinsen und ähnliche Erträge	29,790,346	25,860,853
Abschreibungen auf Finanzanlagen	17,618	(1,794,063)
Ergebnis der gewöhnlichen Geschäftstätigkeit	390,641,298	275,914,657
Steuern vom Einkommen und vom Ertrag	57,360,817	43,280,148
Jahresüberschuss	333,280,481	232,634,509
Anteile anderer Gesellschafter am Jahresüberschuss	(5,286)	–
Konzernjahresüberschuss	333,275,195	232,634,509
Einstellung in den Gewinnrücklagen	270,458,069	52,122,449
Dividenden an Aktionäre	62,817,126	180,512,060
Bilanzgewinn	–	–

Anmerkungen:

1. Umrechnung von Auslandswährungen

   Die Unternehmensbilanz wird in der Berichtswährung der indischen Rupie ausgedrückt. Diese Bilanz wurde erstellt durch die Umrechnung der Einnahmen und Ausgaben zum Jahresdurchschnittskurs; Umlaufvermögen, kurzfristigen Verbindlichkeiten, Grundstücke, Maschinen und Anlagen und langfristigen Verbindlichkeiten sowie Erhöhungen des Eigenkapitals zum Jahresendkurs, dauerhafte Investitionen zum Umrechnungskurs zum Zeitpunkt der Investition. Die Währungsumrechnungsdifferenz wird unter den Gewinnrücklagen ausgewiesen

2. Verwendete Wechselkurse (1 € =)	2005	2004
Verwendeter durchschnittlicher Wechselkurs	Rs. 56,76	Rs. 53,90
Verwendeter Jahresendwechselkurs	Rs. 56,52	Rs. 53,77

3. Abgleich zwischen den Abschlüssen nach indischen GAAP und deutschen GAAP (Euro)

in Euros, ausgenommen, wie anders angegeben

	2005	2004
Jahresüberschuss nach indischen GAAP in Rs.	18,916,700,000	12,436,300,000
Jahresüberschuss nach indischen GAAP in Euro	333,275,195	230,729,128
Abzüglich:		
Rückstellungen für Steuern	–	(1,064,935)
Zuzüglich:		
Gewinn aus Devisentermingeschäften	–	2,970,316
Gewinn für das Geschäftsjahr nach deutschen GAAP	333,275,195	232,634,509

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Infosys | Annual Report 2004-05

Konzernbilanz für Infosys Technologies Limited zum 31. März 2005

in Euro

	2005	2004
AKTIVA		
Immaterielle Vermögensgegenstände	–	–
Sachanlagen	278,512,031	191,902,548
Finanzanlagen	214,221,515	175,832,248
Anlagevermögen	492,733,546	367,734,796
Forderungen aus Lieferungen und Leistungen	233,899,505	121,154,919
Sonstige Forderungen und sonstige Vermögensgegenstände	21,082,803	9,330,953
Kassenbestand, Guthaben bei Kreditinstituten	328,319,179	358,817,185
Umlaufvermögen	583,301,487	489,303,057
Aktiver Rechnungsabgrenzungsposten einschl. latenter Steuern	18,034,324	19,210,985
Aktiva gesamt	1,094,069,357	876,248,838
PASSIVA		
Gezeichnetes Kapital	25,868,370	7,903,255
Kapitalrücklage	180,047,131	102,709,217
Gewinnrücklagen	719,167,655	496,568,113
Rückzahlbare Vorzugsaktien	16,544,586	17,400,037
Eigenkapital	941,627,742	624,580,622
Sonstige Rückstellungen	130,847,488	226,901,618
Verbindlichkeiten aus Lieferungen und Leistungen	810,333	768,086
Anteile anderer Gesellschafter	24,770	–
Sonstige Verbindlichkeiten	5,067,233	12,123,861
Verbindlichkeiten	5,902,336	12,891,947
Passiver Rechnungsabgrenzungsposten	15,691,791	11,874,651
Passiva gesamt	1,094,069,357	876,248,838

154 | Think Scale

Infosys | Annual Report 2004-05

Financial statements prepared in substantial compliance with GAAP requirements of Japan

日本基準財務諸表

連結損益計算書

インフォシス・テクノロジーズ・リミテッドおよび連結子会社　3月31日終了連結会計年度

in Japanese Yen

	2005	2004
収益	170,239,971,347	119,061,579,980
売上原価	96,742,597,899	68,091,265,947
売上総利益	73,497,373,448	50,970,314,033
販売費および一般管理費	24,593,600,764	17,666,584,887
営業利益	48,903,772,684	33,303,729,146
その他の収益（費用）：		
受取利息等	4,037,488,061	3,419,774,289
投資損失引当金戻入益（繰入額）	2,387,775	(237,242,395)
	4,039,875,836	3,182,531,894
税引前当期純利益	52,943,648,520	36,486,261,040
法人税等	7,774,116,523	5,723,258,096
	45,169,531,997	30,763,002,944
優先株式配当	–	–
	45,169,531,997	30,763,002,944
少数株主利益	(716,332)	–
会計方針変更による累積的影響額	–	–
当期純利益	45,168,815,665	30,763,002,944
利益剰余金：		
期首残高	72,008,393,905	65,115,852,198
減算：		
現金配当金	(8,513,610,315)	(23,870,461,237)
利益剰余金の資本組入	(2,394,937,918)	–
四捨五入調整	–	–
期末残高	106,268,661,337	72,008,393,905
加重平均株式数	266,901,033	262,780,308
1株当たり当期純利益：		
1株当たり当期純利益	169	117
インド基準と日本基準のリコンシリエーション：		
インド基準当期純利益（単位：ルピー）	18,916,700,000	12,436,300,000
インド基準当期純利益（単位：円）	45,168,815,665	30,511,040,236
加算：先物為替予約評価益	–	392,787,046
減算：先物為替予約評価益に対する税効果	–	(140,824,338)
日本基準当期純利益（単位：円）	45,168,815,665	30,763,002,944

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Infosys | Annual Report 2004-05

Financial statements prepared in substantial compliance with GAAP requirements of Japan

連結貸借対照表

インフォシス・テクノロジーズ・リミテッドおよび連結子会社　3月31日現在

in Japanese Yen

	2005	2004
資産		
流動資産：		
現金および現金同等物	45,493,012,996	45,926,208,046
有価証券	–	–
売上債権	32,409,904,388	15,507,022,138
棚卸資産	–	–
その他の流動資産	2,921,304,241	1,194,299,828
流動資産合計	80,824,221,625	62,627,530,012
投資等：		
投資有価証券等	29,683,255,700	22,505,355,868
投資等合計	29,683,255,700	22,505,355,868
有形固定資産 - 取得原価：		
建物および構築物	17,932,826,673	10,940,490,359
機械装置	24,657,514,097	17,738,395,620
備品および車両運搬具	8,533,218,926	6,029,516,782
	51,123,559,696	34,708,402,761
控除：減価償却累計額	24,238,538,858	18,274,220,424
	26,885,020,838	16,434,182,337
土地	2,925,471,929	2,211,140,205
建設仮勘定	7,787,693,062	4,952,392,288
有形固定資産合計	37,598,185,829	23,597,714,830
無形固定資産	993,380,731	964,532,254
その他の資産	2,498,896,788	2,458,877,986
	151,597,940,673	112,154,010,950
負債および資本		
流動負債：		
短期借入金	–	–
繰延収益	2,174,307,428	1,519,876,220
仕入債務	112,282,422	98,309,926
未払費用	13,819,073,302	10,799,333,492
その他の流動負債	5,013,728,855	19,794,334,682
流動負債合計	21,119,392,007	32,211,854,320
少数株主持分	3,432,214	–
子会社発行優先株式	2,292,473,646	2,227,088,788
コミットメントおよび偶発債務（注記参照）	–	–
資本：		
普通株式　1株当たり額面（円）	3,473,171,963	1,038,358,210
授権株式数　300,000,000　株（2005年および004年3月31日現在）		
発行済株式数　266,564,224　株（2005年3月31日現在）		
発行済株式数　270,570,549　株（2004年3月31日現在）		
資本剰余金	23,352,769,195	13,157,688,011
法定準備金	–	–
利益剰余金	106,268,661,337	72,008,393,905
為替換算調整額／四捨五入調整	(4,911,959,689)	(8,489,372,284)
資本合計	128,182,642,806	77,715,067,842
	151,597,940,673	112,154,010,950

156 | Think Scale

Summary financial statements prepared in substantial compliance with GAAP requirements of the United Kingdom

Consolidated balance sheet of Infosys Technologies Limited as at March 31 (unaudited),

in £

2005 2004 Fixed assets Intangible assets 4,930,640 5,032,290 Tangible assets 186,618,399 123,117,238 Investments 147,332,684 117,418,033 338,881,723 245,567,561 Current assets Debtors 160,866,390 80,905,365 Net deferred tax assets 5,399,124 4,963,984 Prepayments and accrued income 21,504,016 12,820,417 Cash at bank and in hand 225,804,332 239,612,519 413,573,862 338,302,285 Creditors – Amounts falling due within one year Trade creditors (557,313) (512,916) Accruals and deferred income (14,277,196) (16,025,832) Dividends (21,400,584) (95,177,596) (36,235,093) (111,716,344) Net current assets 377,338,769 226,585,941 Total assets less current liabilities 716,220,492 472,153,502 Provisions for liabilities and charges (68,590,898) (56,343,766) Minority interest (17,036) –Net assets 647,612,558 415,809,736 Capital and reserves Called-up share capital 17,547,823 5,281,493 Share premium account 119,172,150 66,366,906 Profit and loss account 499,513,904 332,541,865 Shareholders’ funds – Equity 636,233,877 404,190,264 Non-equity shareholders’ funds – Preferred shares issued by subsidiary 11,378,681 11,619,472 Shareholders’ funds 647,612,558 415,809,736

Think Scale | 157

Summary financial statements prepared in substantial compliance with GAAP requirements of the United Kingdom

Consolidated profit and loss account of Infosys Technologies Limited for the year ended 31 March (unaudited),

in £

2005 2004 Turnover 857,650,668 622,013,586 Operating expenses 611,278,720 448,024,865 Operating profit 246,371,948 173,988,721 Interest receivable and other non-operating income 20,340,431 15,813,894 Amounts written off investments 12,029 (1,239,426) Profit on ordinary activities before taxation 266,724,408 188,563,189 Taxation on profit on ordinary activities 39,165,163 29,164,317 Profit on ordinary activities after taxation 227,559,245 159,398,872 Minority interests (3,609) –Profit after minority interests 227,555,636 159,398,872 Dividends 42,890,653 124,706,486 Retained profits for the financial year 184,664,983 34,692,386 Earnings per ordinary share: Basic 0.85 0.61 Diluted 0.83 0.60

Note :

1. The company’s financial statements are prepared in Indian Rupees, the reporting currency. These financial statements have been prepared by translating revenue and expenditure at an average rate for the year and current assets, current liabilities, fixed assets and long-term borrowings at the year-end rate.

2. Exchange rates (1£ = ) 2005 2004 Average Rs. 83.13 Rs. 78.02 Closing Rs. 82.18 Rs. 80.52

3. Reconciliation between Indian GAAP and UK GAAP statements in £, except as otherwise stated 2005 2004 Profit after tax as per consolidated Indian GAAP financial statements in Rs. 18,916,700,000 12,436,300,000 Profit after tax as per Indian GAAP in £ 227,555,636 159,398,872 Profit after tax as per UK GAAP in £ 227,555,636 159,398,872

158 | Think Scale

Notes

Infosys Technologies Limited

United States

Atlanta

400 Galleria Parkway Suite 1490 Atlanta, GA 30339 Tel. : 1 770 980 7955 Fax : 1 770 980 7956 Bellevue 205 108th Avenue NE Suite 550 Bellevue, WA 98004 Tel. : 1 425 452 5300 Fax : 1 425 452 8440 Berkeley Heights Two Connell Drive Suite 4100 Berkeley Heights New Jersey 07922 Tel. : 1 908 286 3100 Fax : 1 908 286 3125 Charlotte 900 West Trade Street Suite 750 Charlotte, NC 28202 Tel. : 1 704 264 1535 Fax : 1 704 264 1600 Detroit Suite 2850, 3000 Town Center Southfield, MI 48075 Tel. : 1 248 208 3317 Fax : 1 248 208 3315 Fremont 6607 Kaiser Drive Fremont, CA 94555 Tel. : 1 510 742 3000 Fax : 1 510 742 3090 Lake Forest One Spectrum Pointe Suite 350 Lake Forest, CA 92630 Tel. : 1 949 206 8400 Fax : 1 949 206 8499 Lisle 2300 Cabot Drive Suite 250 Lisle, IL 60532 Tel. : 1 630 482 5000 Fax : 1 630 505 9144 Phoenix 10851 N Black Canyon Fwy Suite 830 Phoenix, AZ 85029 Tel. : 1 602 944 4855 Fax : 1 602 944 4879 Plano 6100, Tennyson Parkway Suite 200, Plano, TX 75024 Tel. : 1 469 229 9400 Fax : 1 469 229 9598 Quincy Two Adams Place Quincy, MA 02169 Tel. : 1 781 356 3100 Fax : 1 781 356 3150 Reston 12021 Sunset Hills Road Suite 340 Reston, VA 20190 Tel.: 1 703 481 3880 Fax: 1 703 481 3889

Belgium

Airport Boulevard Office Park Bessenveldstraat 25 1831-Diegem, Belgium Tel. : 32 2 716 4888 Fax : 32 2 716 4880

Canada

5140 Yonge Street Suite 1400 Toronto, Ontario M2N 6L7 Tel. : 1 416 224 7400 Fax : 1 416 224 7449

France

12 Avenue de I’Arche Faubourg de l’Arche 92419 Courbevoie Cedex Tel. : 33 1 46 91 84 56 Fax : 33 1 46 91 88 45

Germany

TOPAS 1

Mergenthalerallee 77 65760 Eschborn / Frankfurt Tel. : 49 6196 9694 0 Fax : 49 6196 9694 200

Liebknechtstrasse 33 D-70565 Stuttgart Tel. : 49 711 7811 570 Fax : 49 711 7811 571

SAP Partner Port Office Altrottstr. 31 69190 Walldorf Tel. : 49 6227 73 4350 / 51 Fax : 49 6227 73 4359

Hong Kong

16F Cheung Kong Centre 2 Queen’s Road Central Central, Hong Kong Tel. : 852 2297 2231 Fax : 852 2297 0066

Italy

Via Torino 2 20123 Milano, Italy Tel. : 39 02 7254 6456 Fax : 39 02 7254 6400

Japan

Izumi Garden Wing 2F 1-6-3, Roppongi, Minato-ku Tokyo 106 0032 Tel. : 81 3 5545 3251 Fax : 81 3 5545 3252

Mauritius

4th Floor, B Wing Ebène Cyber Towers Reduit, Mauritius Tel. : 230 401 9200 Fax : 230 464 1318

Sweden

Stureplan 4C, 4tr 114 35, Stockholm Sweden Tel. : 46 8 463 1112 Fax : 46 8 463 1114

Switzerland

1st Floor, Badenerstrasse 530 8048, Zurich Tel. : 41 43 817 4170 Fax : 41 43 817 4150

The Netherlands

Newtonlaan 115 3584 BH Utrecht Tel. : 31 30 210 6462 Fax : 31 30 210 6860

United Arab Emirates

Y-45, P.O. Box 8230

Sharjah Airport International Free Zone (SAIF Zone) Sharjah Tel. : 971 6 5571 068 Fax : 971 6 5571 056

United Kingdom

Emerald House 15 Lansdowne Road Croydon, Surrey CR0 2BX Tel. : 44 208 774 3300 Fax : 44 208 686 6631

3rd Floor, 288 Bishops Gate London, EC2M 4QP Tel. : 44 207 959 3029 Fax : 44 207 959 3089

India

Bangalore

Electronics City, Hosur Road Bangalore 560 100 Tel. : 91 80 2852 0261 Fax : 91 80 2852 0362

Reddy Building

K-310, 1st Main, 5th Block Koramangala Bangalore 560 095 Tel. : 91 80 2553 2591 / 92 Fax : 91 80 2553 0391

Bhubaneswar

Plot No. E / 4, Info City Bhubaneswar 751 024 Tel. : 91 674 232 0032 Fax : 91 674 232 0100

Chennai No.138

Old Mahabalipuram Road Sholinganallur Chennai 600 119 Tel. : 91 44 2450 9530 / 40 Fax : 91 44 2450 0390

Hyderabad Survey No. 210 Manikonda Village

Lingampally, Rangareddy (Dist) Hyderabad 500 019 Tel. : 91 40 2300 5222 Fax : 91 40 2300 5223

Mangalore

Kuloor Ferry Road, Kottara Mangalore 575 006 Tel. : 91 824 245 1485 / 88 Fax : 91 824 245 1504

Mohali

B 100, Industrial Area Phase VIII, SAS Nagar Mohali 160 059 Tel. : 91 172 509 0510 91 172 223 7191 Fax : 91 172 223 7193

Mumbai

85, ‘C’, Mittal Towers 8th Floor, Nariman Point Mumbai 400 021 Tel. : 91 22 2284 6490 Fax : 91 22 2284 6489

Mysore

No. 350, Hebbal Electronics City Hootagalli, Mysore 571 186 Tel. : 91 821 240 4101 Fax : 91 821 240 4200

New Delhi

K30, Green Park Main Behind Green Park Market New Delhi 110 016 Tel. : 91 11 2651 4829 Fax : 91 11 2685 3366

Pune Plot No. 1

Rajiv Gandhi Infotech Park Hinjawadi, Taluka Mulshi Pune 411 057 Tel. : 91 20 2293 2800 Fax : 91 20 2293 2832

Plot No. 24,

Rajiv Gandhi Infotech Park Phase-II, Village Man Taluka Mulshi Pune 411 057 Tel. : 91 20 3982 7000 Fax : 91 20 3982 8000

Thiruvananthapuram

3rd Floor, Bhavani, Technopark Thiruvananthapuram 695 581 Tel. : 91 471 270 0888 Fax : 91 471 270 0889

Subsidiaries

Infosys Consulting, Inc. 6100, Tennyson Parkway Suite 200, Plano, TX 75024 Tel. : 1 972 770 0450 Fax : 1 972 770 0490

Infosys Technologies (Australia) Pty. Limited

Melbourne

Level 2 & 3, 484, St. Kilda Road Melbourne VIC 3004 Tel. : 61 3 9860 2000 Fax : 61 3 9860 2999

Level 18 & 25 150 Lonsdale Street Melbourne VIC 3000 Tel. : 61 3 8664 6100 Fax : 61 3 8650 6199

Sydney

Level 4, 77 Pacific Highway North Sydney NSW 2060 Tel. : 61 2 8912 1500 Fax : 61 2 8912 1555

Infosys Technologies (Shanghai) Co. Ltd. Bldg No. 24 & 25

Shanghai Pudong Software Park No. 498, Guoshoujing Road Pudong New Area Shanghai 201203 People’s Republic of China Tel. : 86 21 5027 1588 Fax : 86 21 5080 2927

Beijing Branch 14th Floor, IBM Tower Pacific Century Place

2A Workers Stadium Road North Chaoyang District Beijing 100027 Tel. : 86 10 6539 1095 / 1063 Fax : 86 10 6539 1060

Progeon Limited

Plot No. 26 / 3, 26 / 4 and 26 / 6 Electronics City, Hosur Road Bangalore 560 100 Tel. : 91 80 2852 2405 Fax : 91 80 2852 2411

27, SJR Towers Bannerghatta Road J. P. Nagar III Phase Bangalore 560 078 Tel. : 91 80 5103 2000 Fax : 91 80 2658 8676

Progeon SRO 4th Floor, 26, 28 & 30 Masarykova Street Brno 60200 Czech Republic Tel. : 420 731 146 275 Fax : 420 543 236 349

Pune

Plot No. 1, Building No. 4 Pune Infotech Park Hinjawadi, Taluka Mulshi Pune 411 057 Tel. : 91 20 2293 2900 91 20 3912 0022 Fax : 91 20 2293 4540

Bankers

ICICI Bank Ltd. Bank of America

Company Secretary

V. Balakrishnan

Auditors

BSR & Co.

(formerly Bharat S Raut & Co.)

Chartered Accountants

Independent Auditors

(U.S. GAAP) KPMG

Visit Infosys at

www.infosys.com

Call us at

within the U.S.

1 800 ITL INFO outside the U.S.

91 80 2852 0261

Creative concept and design by Communication Design Group, Infosys.

© 2005 Infosys Technologies Limited, Bangalore, India.

Infosys acknowledges the proprietary rights in the trademarks and product names of other companies mentioned in the document.

Infosys Technologies Limited

Electronics City, Hosur Road, Bangalore 560 100, India. Tel. : 91 80 2852 0261 Fax : 91 80 2852 0362

April 14, 2005

Dear member,

You are cordially invited to attend the twenty-fourth Annual General Meeting of the members on Saturday, June 11, 2005 at 3.00 p.m. at the NIMHANS Convention Centre, Hosur Road, Bangalore 560 029.

The notice for the meeting, containing the proposed resolutions, is enclosed herewith.

If you need special assistance at the Annual General Meeting because of a disability, please contact Mr. Charles Henry Hawkes, Associate Vice President – Facilities and Head – Bangalore Development Center (Unit 2), Infosys Technologies Limited, Electronics City, Bangalore 560 100, India (Tel. : 91 80 2852 0261 Extn : 2250).

Very truly yours,

N. R. Narayana Murthy

Chairman and Chief Mentor

Encl.

This page is intentionally left blank

Notice

Notice is hereby given that the twenty-fourth Annual General Meeting (AGM) of the members of Infosys Technologies Limited will be held on Saturday, June 11, 2005, at 3.00 p.m. at the NIMHANS Convention Centre, Hosur Road, Bangalore 560 029, to transact the following business :

Ordinary business

1. To receive, consider and adopt the balance sheet as at March 31, 2005 and the profit and loss account for the year ended on that date and the report of the directors and the auditors thereon.

2. To declare a final dividend.

3. To appoint a director in place of Mr. N. R. Narayana Murthy, who retires by rotation and, being eligible, offers himself for re-election.

4. To appoint a director in place of Mr. Nandan M. Nilekani, who retires by rotation and, being eligible, offers himself for re-election.

5. To appoint a director in place of Mr. K. Dinesh, who retires by rotation and, being eligible, offers himself for re-election.

6. To appoint a director in place of Mr. Claude Smadja, who retires by rotation and, being eligible, offers himself for re-election.

7. To resolve not to fill the vacancy for the time being in the Board, due to the retirement of Mr. Philip Yeo, who retires by rotation and does not seek re-election.

8. To appoint auditors to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to fix their remuneration.

“Resolved that M/s. BSR & Co., Chartered Accountants, be and are hereby re-appointed as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting to the conclusion of the next Annual General Meeting on such remuneration as may be determined by the Board of Directors in consultation with the Auditors, which remuneration may be paid on a progressive billing basis to be agreed between the Auditors and the Board of Directors.”

Special business

9. To consider and, if thought fit, to pass with or without modifications, as an ORDINARY RESOLUTION, the following : Resolved that pursuant to the provisions of Sections 198, 269, 309, 310 and 311, Schedule XIII, and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modifications or re-enactment thereof, for the time being in force) and subject to such sanctions and approvals as may be necessary, approval of the Company be and is hereby accorded to the re-appointment of Mr. T. V. Mohandas Pai, as Director in the whole-time employment of the Company for a further period of five years, with effect from May 27, 2005, as per the terms and conditions as stated in the explanatory statement and on the remuneration set out below :

1. Salary per month : Rs. 1,55,000 in the scale of Rs. 1,40,000 to Rs. 3,00,000.

2. Bonus : Mr. T. V. Mohandas Pai shall be entitled to bonus up to a maximum of 20% of the salary, payable quarterly or at other intervals, as may be decided by the Board of Directors (Board).

3. Company performance incentive : Mr. T. V. Mohandas Pai shall be entitled to the company performance incentive, payable quarterly or at other intervals, as may be decided by the Board.

4. Individual performance incentive : Mr. T. V. Mohandas Pai shall be entitled to the individual performance incentive, payable quarterly or at other intervals, as may be decided by the Board.

5. Perquisites and allowances : Mr. T. V. Mohandas Pai shall be entitled to the following perquisites and allowances: a. Housing : Furnished / unfurnished residential accommodation or house rent allowance up to 10% of the salary in lieu thereof.

The expenditure incurred by the Company on gas, electricity, water and furnishings, if any, shall be valued as per Income Tax Rules, 1962. b. Medical reimbursement / allowance : Reimbursement of actual expenses for self and family and / or allowance will be paid as decided by the Board from time to time. c. Leave travel concession / allowance : For self and family once in a year, as decided by the Board from time to time. d. Club fees : Fees payable subject to a maximum of two clubs. e. Provision for driver / driver’s salary allowance : As per the rules of the Company. f. Personal accident insurance : As per the rules of the Company.

6. Other benefits : a. Earned / privilege leave : As per the rules of the Company. b. Company’s contribution to provident fund and superannuation fund : As per the rules of the Company. c. Gratuity : As per the rules of the Company. d. Encashment of leave : As per the rules of the Company. e. Company car and telephone : Use of the Company’s car and telephone at the residence for official purposes, as per the rules of the company.

Resolved further that the Board of Directors of the Company be and are hereby authorized to vary, alter or modify the different components of the above-stated remuneration as may be agreed to by the Board of Directors and Mr. T. V. Mohandas Pai.

Resolved further that notwithstanding anything herein above stated where in any financial year closing on and after March 31, 2006, the Company incurs a loss or its profits are inadequate, the Company shall pay to Mr. T. V. Mohandas Pai the remuneration by way of salary, performance bonus and other allowances not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956 (including any statutory modifications or re-enactments thereof, for the time being in force), or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

10. To consider and, if thought fit, to pass with or without modifications, as an ORDINARY RESOLUTION, the following : Resolved that pursuant to the provisions of Sections 198, 269, 309, 310 and 311, Schedule XIII, and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modifications or re-enactment thereof, for the time being in force) and subject to such sanctions and approvals as may be necessary, approval of the Company be and is hereby accorded to the re-appointment of Mr. Srinath Batni, as Director in the whole-time employment of the Company for a further period of five years, with effect from May 27, 2005, as per the terms and conditions as stated in the explanatory statement and on remuneration set out below :

1. Salary per month : Rs. 1,42,100 in the scale of Rs. 1,40,000 to Rs. 3,00,000.

2. Bonus : Mr. Srinath Batni shall be entitled to bonus up to a maximum of 20% of the salary, payable quarterly or at other intervals as may be decided by the Board of Directors (Board).

3. Company performance incentive : Mr. Srinath Batni shall be entitled to the company performance incentive, payable quarterly or at other intervals as may be decided by the Board.

4. Individual performance incentive : Mr. Srinath Batni shall be entitled to individual performance incentive, payable quarterly or at other intervals as may be decided by the Board.

5. Perquisites and allowances : Mr. Srinath Batni shall be entitled to the following perquisites and allowances : a. Housing : Furnished / unfurnished residential accommodation or house rent allowance up to 10% of the salary in lieu thereof.

The expenditure incurred by the Company on gas, electricity,

(i)

water and furnishings, if any, shall be valued as per Income Tax Rules, 1962. b. Medical reimbursement / allowance : Reimbursement of actual expenses for self and family and / or allowance will be paid as decided by the Board from time to time. c. Leave travel concession / allowance : For self and family once in a year, as decided by the Board from time to time. d. Club fees : Fees payable subject to a maximum of two clubs. e. Provision for driver / driver’s salary allowance : As per the rules of the Company. f. Personal accident insurance : As per the rules of the Company.

6. Other benefits : a. Earned / Privilege leave : As per the rules of the Company. b. Company’s contribution to provident fund and superannuation fund : As per the rules of the Company. c. Gratuity : As per the rules of the Company. d. Encashment of leave : As per the rules of the Company. e. Company car and telephone : Use of the Company’s car and telephone at the residence for official purposes, as per the rules of the Company.

Resolved further that the Board of Directors of the Company be and are hereby authorized to vary, alter or modify the different components of the above stated remuneration as may be agreed to by the Board of Directors and Mr. Srinath Batni.

Resolved further that notwithstanding anything herein above stated where in any financial year closing on and after March 31, 2006, the Company incurs a loss or its profits are inadequate, the Company shall pay to Mr. Srinath Batni the remuneration by way of salary, performance bonus and other allowances not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956 (including any statutory modifications or re-enactments thereof, for the time being in force), or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

11. To consider and, if thought fit, to pass with or without modifications, as a SPECIAL RESOLUTION, the following : RESOLVED that, pursuant to Section 163 of the Companies Act, 1956, approval of the Company be and is hereby accorded to keep the register of members, index of members, returns and copies of certificates and documents, at the office of Karvy Computershare Private Limited, T. K. N. Complex, No. 51/2, Vanivilas Road, Opp. National College, Basavanagudi, Bangalore 560 004, the Company’s registrar and share transfer agents.

Registered office : By Order of the Board of Directors

Electronics City, For Infosys Technologies Limited Hosur Road, Bangalore 560 100, India. V. Balakrishnan

Company Secretary and April 14, 2005 Senior Vice President – Finance

Notes

1. An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 is annexed hereto.

2. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND THE MEETING AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. UNDER THE COMPANIES ACT, 1956, VOTING IS BY A SHOW OF HANDS UNLESS A POLL IS DEMANDED BY A MEMBER OR MEMBERS PRESENT IN PERSON, OR BY PROXY, HOLDING AT LEAST ONE-TENTH OF THE TOTAL SHARES ENTITLED TO VOTE ON THE RESOLUTION OR BY THOSE HOLDING PAID-UP CAPITAL OF AT LEAST RS. 50,000. A PROXY SHALL NOT VOTE EXCEPT ON A POLL.

3. The instrument appointing the proxy must be deposited at the registered office of the Company not less than 48 hours before the commencement of the meeting.

4. Members / proxies should bring duly-filled Attendance Slips sent herewith to attend the meeting.

5. The Register of Directors’ shareholding, maintained under Section 307 of the Companies Act, 1956, will be available for inspection by the members at the AGM.

6. The Register of Contracts, maintained under Section 301 of the Companies Act, 1956, will be available for inspection by the members at the registered office of the Company.

7. The Register of Members and Share Transfer Books will remain closed from June 3, 2005 to June 11, 2005, both days inclusive.

8. The certificate from the Auditors of the Company certifying that the Company’s 1998 Stock Option Plan and 1999 Stock Option Plan are being implemented in accordance with the SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999, and in accordance with the resolution of the members passed at the general meeting will be available for inspection by the members at the AGM.

9. Subject to the provisions of Section 206 A of the Companies Act, 1956, dividend as recommended by the Board of Directors, if declared at the meeting, will be payable on or after June 11, 2005 to those members whose names appear on the Register of Members as on June 3, 2005.

10. Members whose shareholding is in the electronic mode are requested to direct change of address notifications and updations of savings bank account details to their respective Depositary Participants.

11. Members are requested to address all correspondences, including dividend matters, to the Registrar and Share Transfer Agents, Karvy Computershare Private Limited, T. K. N. Complex, No. 51/2, Vanivilas Road, Opp. National College, Basavanagudi, Bangalore 560 004, India.

12. Members wishing to claim dividends, which remain unclaimed, are requested to correspond with Mr. V. Balakrishnan, Company Secretary and Senior Vice President – Finance, at the Company’s registered office. Members are requested to note that dividends not encashed or claimed within seven years from the date of transfer to the Company’s Unpaid Dividend Account, will, as per Section 205 A of the Companies Act, 1956, be transferred to the Investor Education and Protection Fund. Members are encouraged to utilize the Electronic Clearing System (ECS) for receiving dividends.

Explanatory statement under Section 173(2) of the Companies Act, 1956

Item 9

Mr. T. V. Mohandas Pai was appointed as the Whole-time Director of the Company for a period of five years, which expires on May 26, 2005. As a part of the initiative to create enduring leadership for the Company, the Board of Directors of the Company, at their meeting held on April 14, 2005, resolved to re-appoint Mr. T. V. Mohandas Pai as the Whole-time Director of the Company for a further period of five years, commencing from May 27, 2005.

The appointment is subject to the approval of members. The terms and conditions of his appointment are as follows :

1. Period of appointment : Five years beginning May 27, 2005 and ending on May 26, 2010.

2. Details of remuneration : As provided in the resolution.

3. The agreement, executed between the Company and Mr. T. V. Mohandas Pai, may be terminated by either party by giving six months’ notice in writing of such termination.

4. Mr. T. V. Mohandas Pai shall perform such duties as shall from time to time be entrusted to him, subject to the superintendence, guidance and control of the Board of Directors and he shall perform such other duties as shall from time to time be entrusted to him by the Board of Directors and / or the Chairman or the Chief Executive Officer.

No director, except Mr. T. V. Mohandas Pai, is deemed to be interested or concerned in his re-appointment and remuneration payable to him as a Director in whole-time employment.

The terms of re-appointment of Mr. T. V. Mohandas Pai, as stated in this notice, may be treated as the abstract under Section 302 of the Companies Act, 1956. The copies of relevant resolutions of the Board in respect of the re-appointment is available for inspection by members at the registered office of the Company during working hours on any working day till the date of this Annual General Meeting.

The Board accordingly recommends the resolution as set out in Item 9 of the Notice for approval of the members.

Item 10

Mr. Srinath Batni was appointed as the Whole-time Director of the Company for a period of five years, which expires on May 26, 2005. As a part of the initiative to create enduring leadership for the Company, the Board of Directors of the Company at their meeting held on April 14, 2005, resolved to re-appoint Mr. Srinath Batni as the Whole-time Director of the Company for a further period of five years, commencing from May 27, 2005.

The appointment is subject to the approval of members. The terms and conditions of his appointment are as follows :

1. Period of appointment : Five years beginning May 27, 2005 and ending on May 26, 2010.

2. Details of remuneration : As provided in the resolution.

3. The agreement executed between the Company and Mr. Srinath Batni may be terminated by either party by giving six months’ notice in writing of such termination.

4. Mr. Srinath Batni shall perform such duties as shall from time to time be entrusted to him subject to the superintendence, guidance and control of the Board of Directors and he shall perform such other duties as shall from time to time be entrusted to him by the Board of Directors and / or the Chairman or the Chief Executive Officer.

No director, except Mr. Srinath Batni, is deemed to be interested or concerned in his re-appointment and remuneration payable to him as a Director in whole-time employment.

The terms of re-appointment of Mr. Srinath Batni, as stated in this notice, may be treated as the abstract under Section 302 of the

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Companies Act, 1956. The copies of relevant resolutions of the Board in respect of the re-appointment is available for inspection by the members at the registered office of the Company during working hours on any working day till the date of this Annual General Meeting. The Board accordingly recommends the resolution as set out in Item 10 of the Notice for approval of the members.

Item 11

In terms of Section 163 of the Companies Act, 1956, the Company is required to maintain the register of members, index of members, returns and copies of certificates at the registered office of the Company. However, Section 163 provides that these documents can be kept in any other place within the city, town or village in which the registered office of the Company is situated, provided that the same is approved by the members at the general meeting by way of special resolution. The Company pursuant to an approval of the members obtained on June 25, 1994 has been maintaining the register of members with Karvy Consultants Limited, Registrar and Share Transfer Agents (previously known as Karvy Consultants Private Limited).

During the year 2004, Karvy Consultants Limited informed the Company that they had transferred the registry business to a separate entity, Karvy Securities Registry Private Limited (KSRPL). Thereafter, Computershare Limited, a global registrar headquartered in Australia entered into a joint venture agreement with Karvy Consultants Limited and acquired a 50% stake in KSRPL. Thereafter, the name KSRPL was changed to Karvy Computershare Private Limited. As on date, the Company’s registrar and share transfer agent is Karvy Computershare Private Limited.

In the changed circumstances, the Board of Directors deem fit to obtain members’ approval under Section 163 of the Companies Act, 1956. None of the directors of the Company are in any way interested or concerned in the resolution. The Board accordingly recommends the resolution as set out in Item 11 of the Notice for approval of the members.

Registered office : By Order of the Board of Directors

Electronics City, For Infosys Technologies Limited Hosur Road, Bangalore 560 100, India. V. Balakrishnan

Company Secretary and April 14, 2005 Senior Vice President – Finance

Additional information on directors recommended for appointment or seeking re-election at the Annual General Meeting

N. R. Narayana Murthy

N. R. Narayana Murthy, one of our co-founders, has served as a Director since July 1981. Prior to April 2002, Mr. Murthy was the Chief Executive Officer at Infosys. He is currently the Chairman of our Board of Directors, and our Chief Mentor.

Mr. Murthy serves on the boards of various organizations. He has served as a Director on the Board of the Reserve Bank of India since 2000. He is a member of the Prime Minister’s Council on Trade and Industry, and an IT advisor to several Asian countries. He is the chairman of the governing bodies at both the Indian Institute of Information Technology, Bangalore and the Indian Institute of Management, Ahmedabad. He is associated with various international educational institutions like the University of Pennsylvania’s Wharton School, Cornell University, Singapore Management University, Tuck School of Business, Stanford and Yale University.

Mr. Murthy holds a Bachelor’s degree in Electrical Engineering (B. E.) from the University of Mysore, India, and a Master’s degree in Electrical Engineering (M. Tech.) from the Indian Institute of Technology (IIT), Kanpur, India.

Expertise in specific functional areas

Mr. Narayana Murthy has over 35 years of experience in the computer software industry, ranging from developing software products to project management. His comprehensive exposure to the global business environment brings highly-valued insights in strategy and brand building to Infosys.

Mr. Murthy mentors the company’s core management team, and has spearheaded Infosys’ evolution from a technology services company into a leading provider of technology-leveraged business transformation solutions to global corporations. He is an internationally recognized thought leader, reputed for his commitment to leveraging the benefits of information technology to enable society. A mentor to various educational and business institutions around the world, he has elevated Infosys to a position of respect and leadership in the global industry.

Companies in which Mr. N. R. Narayana Murthy holds directorship and committee memberships

Name of the company and nature of interest Bangalore International Airport Limited

Chairman

New Delhi Television Limited

Director

Infosys Technologies (Shanghai) Co. Limited

Director, Chairman of Compensation Committee

Infosys Consulting, Inc.

Director

DBS Group Holding Limited and DBS Bank Limited

Director

Nandan M. Nilekani

Nandan M. Nilekani is one of our co-founders and has served as a Director since July 1981. He is currently our Chief Executive Officer, President and Managing Director, and Chairman of our Management Council. Prior to this, Mr. Nilekani served in various capacities with Infosys, including as our Chief Operating Officer and Head – Banking Business Unit. Mr. Nilekani is a co-founder of the National Association of Software and Service Companies (NASSCOM) and the Bangalore chapter of The IndUS Entrepreneurs (TiE). Mr. Nilekani received a Bachelor’s degree in Electrical Engineering (B.Tech.) from the Indian Institute of Technology-Bombay.

Expertise in specific functional areas

Prior to assuming his current position as Chief Executive Officer of Infosys in May 2002, Mr. Nilekani held the post of Managing Director, President and Chief Operating Officer. As Chief Operating Officer, he played a pivotal role in heading customer service operations, technology, new initiatives and investments.

He also has rich experience in corporate strategy, brand equity and corporate planning.

Mr. Nilekani serves on the London Business School’s Asia Pacific Regional Advisory Board, and is the Vice-Chairman of the Board of Trustees of The Conference Board, Inc., an international research and business membership organization. He also serves as Co-chairman of the Advisory Board of the IIT Bombay Heritage Fund.

Mr. Nilekani has been involved in various initiatives of the federal and state governments of India. He is the Chairman of the Government of India’s IT Task Force for the power sector, and was the Chairman of the Bangalore Agenda Task Force, which was set up by the Karnataka state government. Mr. Nilekani has also served as a member of the sub-committee of the Securities and Exchange Board of India (SEBI) that dealt with issues related to insider trading, and as a member of the Reserve Bank of India’s Advisory Group on corporate governance.

Companies in which Mr. Nandan M. Nilekani holds directorship and committee memberships

Mr. Nilekani does not hold directorships / memberships in any other company.

K. Dinesh

K. Dinesh is a co-founder of Infosys and has served as a Director since 1985. He is currently Head – Education and Research, Information Systems, Quality and Productivity, and the Communication Design Group. He has served as Head – Quality and Productivity, Human Resources and Information Systems (IS) since 1996. From 1991 to 1996, Dinesh served in various project management capacities and was responsible for Infosys’ worldwide software development efforts. From 1981 to 1990, he managed projects for Infosys in the United States. Dinesh received a Masters degree in Mathematics from the Bangalore University.

Expertise in specific functional areas

Dinesh’s experience is rich and varied and covers different areas of software technology and management. His software experience ranges from programming, project management, and subsequently managing software delivery for the entire company. For the period 1991-95, he was in charge of software development activities for Infosys’ worldwide operations. In this role, he was responsible at an overall level, for the execution, implementation and delivery of software solutions to the company’s customers. His other key area of experience has been managing quality for the company. During his tenure as head of Quality, the company’s software quality processes matured to world-class levels to reach CMM Level 5 in 1999. He was also responsible for taking the company from software process excellence to performance excellence. This involved adopting and implementing the Malcolm Baldrige framework in the company, and also championing cross-functional process improvement using the Six Sigma CFPM techniques developed by Motorola University.

Dinesh, as head of the Information Systems function, has been instrumental in ensuring the in-house implementation of SAP in a record span of six months. He has championed the cause of technology enabling and automation, to help the organization manage explosive growth without affecting service time to internal customers.

Till recently, Dinesh was also providing direct oversight to the Human Resources function. Under his leadership, Infosys became the first company in the world to be certified on PCMM Level 5 Version 2. During this time, the company also made the transition to a role-based organization, and evolved the foundations of a high-performance work ethic. People management at Infosys has received various accolades in India and in other countries.

Companies in which Mr. K. Dinesh holds directorship and committee memberships

Name of the company Nature of interest Infosys Technologies (Australia) Pty. Limited

Chairman of the Board

Chairman of the Audit Committee

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Claude Smadja

Claude Smadja has served as one of our directors since October 2001. He is currently the President of Smadja & Associates, a firm advising global corporations and government entities on strategic issues. Between 1996 and 2001, he served as the Managing Director of the World Economic Forum, with which he has been associated in various capacities for 14 years. Prior to that, Mr. Smadja served as the director of the News and Current Affairs Department of the Swiss Broadcasting Corporation. He is also a member of the International Board of Overseers at the Illinois Institute of Technology. Mr. Smadja received a B.A. in Political Science from the University of Lausanne.

Expertise in specific functional areas

Mr. Claude Smadja has rich experience in the areas of macroeconomic and geopolitical domains, corporate governance and leadership matters, issues relating to globalization process, Asian economies and political landscape, etc.

With a background as a political and economic analyst and strong experience, first in his 15-year media career and then at the World Economic Forum, Claude Smadja has extensive experience and knowledge on the world’s economic, business and political scene and its key players, with an ability to identify and analyze emerging trends and their implications, to integrate complex issues in a global context. His activities have also led him to acquire special expertise and extensive knowledge on the East Asia region, and to develop a solid network of relationships.

Mr. Smadja has proven ability to combine an integrated conceptual approach with a very hands-on attitude and attention to modalities of the implementation of projects. He has a thorough understanding of how the world economy and the “global scene” function today – an understanding created through a long-standing process of extensive travels around the world and ongoing interaction with top business, political and intellectual leaders around the world.

In addition to his excellent communication and networking capabilities, he has demonstrated in his activities, an ability to deal, and be at ease, with diverse cultural environments around the world. He is an occasional contributor to international publications on major issues on the global agenda and on the trends shaping the macroeconomic and political environment. (Occasional contributions have been published in the International Herald Tribune, Newsweek, Time Magazine, Harvard Business Review, Foreign Policy, Asia Wall Street Journal, Le Monde, Japan Times, etc.). He is frequently approached to speak on macroeconomic and international issues and the trends shaping the international environment, especially issues related to globalization and the IT revolution. Author of analytical briefs on economic and political issues at some of the World Economic Forum events around the world.

Shareholding in the Company

Mr. Claude Smadja holds 800 shares of the Company and 7,200 stock options.

Companies in which Mr. Claude Smadja holds directorship and committee memberships

Name of the company and nature of interest Kudelski Group

Vice Chairman of the Board

Edipresse Group

Member of the Board

Infotech Company

Member of the Board

T. V. Mohandas Pai

T. V. Mohandas Pai is Director, Chief Financial Officer and Head – Finance & Administration. Mr. Pai joined Infosys in 1994 and has served as a director since May 2000. Mr. Pai has a Bachelor’s degree in Commerce (BCom) from St. Joseph’s College of Commerce, Bangalore, Bachelor’s degree in Law (LLB) from Bangalore University and is a Fellow Chartered Accountant (FCA).

Expertise in specific functional areas

Mr. Pai has played a strategic role in the transformation of Infosys to one of the most respected and widely-known software services company in the world. He put in place the country’s first publicly articulated financial policy for the company. He plays a key role in branding the company among the investor community and enhancing transparency and disclosure levels.

Mr. Pai was an integral part of the Infosys Team that enabled the first listing of an India-registered company on NASDAQ, the American Stock Exchange in 1999. In July 2003, Infosys also became the first Indian company to successfully complete a sponsored secondary offering of American Depositary Shares.

Mr. Pai was a member of the committee at Infosys that formulated and instituted guidelines for the Employee Stock Option Plan for the first time in India. The Infosys Annual Report, under his supervision, has won the Best Presented Annual Accounts Award from the Institute of Chartered Accountants of India for ten years in succession as well as from the South Asia Federation of Accountants for the year 2000. Mr. Pai was a member of the Capital Markets Committee of the Institute of Chartered Accountants of India (ICAI). He was also a member of the Kelkar Committee constitued by the Ministry of Finance, Government of India (GoI) for reforming direct taxes, the Non-Resident Taxation Committee, the High Powered Committee on E-Commerce & Taxation. He is currently a member of the Reserve Bank of India High Powered Committee on setting up facilities for online transactions for Tax payment data from Banks to the Income Tax departments, the SEBI Accounting Standards Sub-committee and the Empowered comittee for setting up the Tax Information Network of the GoI. He also works with the Union and State Governments in the fields of education, information technology and business.

Mr. Pai was voted ‘CFO of the Year’ in 2001 instituted by IMA India (formerly EIU India) and American Express. He won the “Best CFO in India” award by Finance Asia in 2002, and “Best Chief Financial Officer in India” in the Asia Money Best Managed Companies Poll 2004.

Companies in which Mr. T. V. Mohandas Pai holds directorship and committee memberships

Name of the company and nature of interest Progeon Limited

Chairman of the Board,

Member of Compensation Committee

Infosys Technologies (Shanghai) Co. Limited

Director,

Chairman of the Audit Committee

Srinath Batni

Mr. Srinath Batni has served as a Director with Infosys since May 2000. He is currently our Head –Strategic Groups and Co-Customer Delivery. From 1996 to 2000 he served as Senior Vice President and Head – Retail and Telecommunications Business Unit. Mr. Batni received a Bachelor’s degree in Mechanical Engineering (B.E.) from Mysore University and a Master’s degree in Mechanical Engineering (M.E.) from the Indian Institute of Science, Bangalore. Mr. Batni serves on the Board of Infosys China and Infosys Australia.

(v)

Expertise in specific functional areas

Mr. Batni joined Infosys in 1992 as Project Manager. He has served as Senior Vice President and Head – Retail and Telecommunications Strategic Business Unit of Infosys since 1996.

Mr. Batni was inducted as a member of the Board of Directors of Infosys in May 2000. He is currently responsible for the business operations of the Asia Pacific and Greater China regions and Industry verticals focussed on Automotive and Aero space & Resouces and Energy industries.

Prior to joining Infosys, he was Senior Manager – Technical Support with the Indian subsidiary of a French multinational. From 1980 to 1990, Mr. Batni was responsible for implementing production management and materials management systems at a leading public sector heavy engineering and manufacturing unit.

Companies in which Mr. Srinath Batni holds directorship and committee memberships

Name of the company and nature of interest
Infosys Technologies (Shanghai) Co. Limited
Director,
Member of the Audit Committee
Infosys Technologies (Australia) Pty. Limited
Director

Attendance record of the directors seeking re-election or recommended for appointment

Directors	Number of meetings held	Number of meetings attended
Mr. N. R. Narayana Murthy	7	7
Mr. Nandan M. Nilekani	7	6
Mr. K. Dinesh	7	7
Mr. Claude Smadja	7	5
Mr. T. V. Mohandas Pai	7	6
Mr. Srinath Batni	7	6

The Department of Company Affairs has come out with rules for postal ballot, which requires that certain items of business requiring shareholder consent necessarily need to be voted on through a postal ballot. In addition, Section 192A of the Companies Act, 1956 provides companies to present other items of business not covered in the rules to be voted on through a postal ballot.

Regardless of the status and applicability of the rules on postal ballot, the management of Infosys believes that determining and disclosing the overall shareholder response to the proposals placed before the shareholders in a general meeting is a valuable corporate governance practice. To this end, the Company introduced on an experimental basis a non-mandatory ballot as an informal option for all shareholders only to assess the general view of the absentee shareholders on the resolutions set out in the notice. These ballots can be used by shareholders to send in their voting preference to the resolutions outlined in this notice. These ballots can be sent to the Company by executing the accompanying non-mandatory ballot form and dispatching it in the pre-paid postal envelope enclosed with this notice to Mr. Parameshwar Hegde, Practicing Company Secretary, Karvy Computershare Private Limited, Unit : Infosys Technologies Limited, T. K. N. Complex, No. 51/2, Vanivilas Road, Opp. National College, Basavanagudi, Bangalore 560 004, India.

Please note that the non-mandatory ballot is not in substitution of or in addition to your right as a member to vote at the meeting and is not a substitute for the AGM or an alternate method to exercise your voting rights. The non-mandatory ballot will not have the force of a legally binding vote and will not be construed as a vote at the AGM. For you to validly exercise your vote, you will have to be present in person or by a valid proxy.

Please note that regardless of your executing the non-mandatory ballot, you are, as a member, entitled to attend and vote at the AGM and are entitled to appoint a proxy to attend the AGM. To clarify, the result of the informal postal ballot will not impact the votes cast at the AGM. The Company has appointed Mr. Parameshwar Hegde, Practicing Company Secretary, who, in the opinion of the Board, is a duly-qualified person, as the Scrutinizer for the non-mandatory ballot. The Scrutinizer will collate all non-mandatory ballots received by the Registrar up to 48 hours prior to the AGM and disclose these results at the AGM proceedings.

Summary of directorships and board committee memberships of each director of the company as of March 31, 2005

Directors	Directorships held as on March 31, 2005		Committee memberships in all companies***	Chairpersons in committees***
	Indian listed companies*	All companies around the world**		
Mr. N. R. Narayana Murthy	1	6	1	1
Mr. Nandan M. Nilekani	–	1	–	–
Mr. S. Gopalakrishnan	–	3	–	–
Mr. K. Dinesh	–	2	1	1
Mr. S. D. Shibulal	–	3	1	–
Mr. T. V. Mohandas Pai	–	3	2	1
Mr. Srinath Batni	–	3	1	–
Mr. Deepak M. Satwalekar	4	9	7	2
Prof. Marti G. Subrahmanyam	1	9	6	2
Mr. Sridar A. Iyengar	1	3	5	1
Dr. Omkar Goswami	4	8	9	2
Sen. Larry Pressler	–	5	3	–
Ms. Rama Bijapurkar	5	8	7	3
Mr. Claude Smadja	–	4	2	1
Mr. Philip Yeo	–	14	2	–

* *Excluding Infosys*
** *Directorships in companies around the world including Infosys.*
*** *Includes Audit Committee, Compensation (Remuneration) Committee, Nominations Committee and Investor Grievance Committee.*

Additional information and practice not required under the Companies Act, 1956

Infosys' management acknowledges the fact that not all shareholders attend the AGM and even though a proposal may have received the assent of the requisite majority of members present at the AGM, the overall shareholder response to any proposal is not captured or known.

(vi)

Infosys Technologies Limited

Registered Office : Electronics City, Hosur Road, Bangalore 560 100, India.

Non-mandatory ballot form for the twenty-fourth Annual General Meeting

Name : Regd. Folio No. / DP Client ID : No. of shares held :

This ballot is not a substitute for the voting at the AGM. This ballot will not be construed as an instrument to vote or as a proxy. You are required to attend the meeting in person or by validly appointed proxy to vote at the AGM.

Vote

Item Resolution summary [Tick ( ) 1 choice only] For Against Abstain

1. To receive, consider and adopt the balance sheet as at March 31, 2005 and the profit and loss account for the year ended on that date and the report of the directors and the auditors thereon.

2. To declare a final dividend.

3. To appoint a director in place of Mr. N. R. Narayana Murthy, who retires by rotation and, being eligible, offers himself for re-election.

4. To appoint a director in place of Mr. Nandan M. Nilekani, who retires by rotation and, being eligible, offers himself for re-election.

5. To appoint a director in place of Mr. K. Dinesh, who retires by rotation and, being eligible, offers himself for re-election.

6. To appoint a director in place of Mr. Claude Smadja, who retires by rotation and, being eligible, offers himself for re-election.

7. To resolve not to fill the vacancy for the time being in the board, due to the retirement of Mr. Philip Yeo, who retires by rotation and does not seek re-election.

8. To appoint statutory auditors for the financial year 2005-2006.

9. To approve the re-appointment of Mr. T. V. Mohandas Pai as Director in the whole-time employment of the company.

10. To approve the re-appointment of Mr. Srinath Batni as Director in the whole-time employment of the company.

11. To approve keeping of register of members, Index of members, returns and copies of certificates and documents in the office of Karvy Computershare Private Limited, the Company’s Registrar and Share Transfer Agents.

Date :

Place : Signature

INFOSYS TECHNOLOGIES LIMITED

Registered office :

Electronics City, Hosur Road, Bangalore 560 100, India.

PROXY FORM

Regd. Folio No. / DP Client ID

I / We of in the district of being a member / members of the Company hereby appoint of in the district of or failing him / her of in the district of as my / our proxy to vote for me / us on my / our behalf at the TWENTY-FOURTH ANNUAL GENERAL MEETING of the Company to be held at NIMHANS Convention Centre, Hosur Road, Bangalore 560 029, at 3.00 p.m. on Saturday, June 11, 2005 and at any adjournment(s) thereof.

Signed this day of 2005.

Fifteen Paise Revenue Stamp

Signature

Notes : This form, in order to be effective, should be duly stamped, completed, signed and deposited at the Registered Office of the Company, not less than 48 hours before the meeting.

3 Please tear here

INFOSYS TECHNOLOGIES LIMITED

Registered office :

Electronics City, Hosur Road, Bangalore 560 100, India.

ATTENDANCE SLIP

Twenty-fourth Annual General Meeting – June 11, 2005

Regd. Folio No. / DP Client ID No. of shares held

I certify that I am a member / proxy for the member of the Company.

I hereby record my presence at the TWENTY-FOURTH ANNUAL GENERAL MEETING of the Company at NIMHANS Convention Centre, Hosur Road, Bangalore 560 029, at 3.00 p.m. on Saturday, June 11, 2005.

Name of the member / proxy Signature of member / proxy (in BLOCK letters)

Note : Please fill up this attendance slip and hand it over at the entrance of the meeting hall.

Members are requested to bring their copies of the Annual Report to the meeting.

Deutsche Bank Trust Company Americas

Trust & Securities Services

Global Equity Services

DEPOSITARY RECEIPTS

Depositary’s Notice of Annual General Meeting of Shareholders of Infosys Technologies Ltd.

Issue:	Infosys Technologies Ltd. / Cusip 456788108

Country:	India

Meeting Details:	Annual General Meeting of Shareholders Saturday, June 11, 2005, at 3:00 p.m. at NIMHANS Convention Centre, Hosur Road, Bangalore 560 029.

Meeting Agenda:	The Company’s Notice of Meeting including the Agenda is attached

Voting Deadline:	On or before June 7, 2005 at 3:00 p.m. (New York City time)

ADS Record Date:	April 29, 2005

Ordinary : ADS ratio:	1 Ordinary Share : 1 ADS

In accordance with Section 4.07 of the Deposit Agreement (the “Deposit Agreement”) between Infosys Technologies Ltd. (“the Company”) and Deutsche Bank Trust Company Americas as Depositary (“the Depositary”), Holders of Infosys Technologies Ltd. American Depositary Shares (ADSs) are hereby notified of the Company’s Annual General Meeting. A copy of the Notice of Meeting from the Company, which includes the agenda for such Meeting, is enclosed.

Holders of Infosys ADSs at the close of business of the above-specified ADS record will be entitled, subject to any applicable provision of Indian law, of the Deposited Securities or of the Memorandum and Articles of Association of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares. Upon receipt of the enclosed Voting Instruction Form, duly signed, by the above-stated deadline, the Depositary shall notify such voting instruction to the Chairman of the Company, or such other director that the Chairman may designate, and appoint the Chairman or that other person designated by the Chairman as representative of the Depositary and the Registered Holders to attend such meeting and vote the Deposited Securities in the direction so instructed by such Registered Holder. (Beneficial owners of ADSs who hold their ADSs through and received materials from a bank or broker nominee should complete a voting instruction in accordance with the instructions from that bank or broker nominee).

If the Depositary does not receive instructions from a Registered Holder, such Registered Holder may under certain circumstances be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote such Deposited Securities.

Upon the written request of a Registered Holder on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as is practicable and permitted under the applicable provisions of law and of the Memorandum and Articles of Association governing Deposited Securities of the Company to vote or cause to be voted the amount of Deposited Securities represented by such American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request.

For the purposes of Section 4.07 of the Deposit Agreement, in the event that the Depositary receives express instructions from Registered Holders to demand a poll with respect to any matter to be voted on by

Holders, the Depositary may notify the Chairman or a person designated by the Chairman of such instructions and request the Chairman or such designee to demand a poll with respect to such matters and the Company agrees that the Chairman or such designee will make their reasonable best efforts to demand a poll at the meeting at which such matters are to be voted on and to vote such Shares in accordance with such Registered Holder’s instructions; provided, however, that prior to any demand of a poll or request to demand poll by the Depositary upon the terms set forth herein, the Company shall, at its expense, deliver to the Depositary an opinion of Indian counsel, reasonably satisfactory to the Depositary, stating that such action is in conformity with all applicable laws and regulations and that the demand for a poll by the Depositary or a person designated by the Depositary will not expose the Depositary to any liability to any person. The Depositary shall not have any obligation to demand a poll or request the demand of a poll if the Company shall not have delivered to the Depositary the local counsel Opinion set forth in this paragraph.

Under Indian law voting of Shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least one-tenth of the total Shares entitled to vote on the resolution or by those holding paid up capital of at least Rs. 50,000. A proxy may not vote except in a poll.

The Depositary agrees not to, and shall ensure that the Custodian and each of their nominees does not, vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Shares or other Deposited Securities represented by the American Depositary Shares evidenced by a Receipt other than in accordance with such instructions from the Registered Holder, or as provided below. The Depositary may not itself exercise any voting discretion over any Shares. If the Depositary does not receive instructions from any Registered Holder with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Registered Holder’s Receipts on or before the date established by the Depositary for such purpose, such Registered Holder shall be deemed, and the Depositary shall deem such Registered Holder, to have instructed the Depositary to give discretionary proxy to a person designated by the Company to vote such Deposited Securities; provided that (x) no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (i) the Company does not wish such proxy given, (ii) substantial opposition exists or (iii) the rights of the holders of Shares will be adversely affected and (y) the Depositary shall not have any obligation to give such discretionary proxy to a person designated by the Company if the Company shall not have delivered to the Depositary the local counsel opinion and representation letter set forth in the next paragraph.

Prior to each request for a discretionary proxy upon the terms set forth herein, the Company shall, at its own expense, deliver to the Depositary (aa) an opinion of Indian counsel, reasonably satisfactory to the Depositary, stating that such action is in conformity with all applicable laws and regulations (bb) a representation and indemnity letter from the Company (executed by a senior officer of the Company) which (i) designates the person to whom any discretionary proxy should be given, (ii) confirms that the Company wishes such discretionary proxy to be given and (iii) certifies that the Company has not and shall not request the discretionary proxy to be given as to any matter as to which substantial opposition exists or which may adversely affect the rights of holders of Shares.

Shares which have been withdrawn from the depositary facility and transferred on the Company’s Register of Members to a person other than the Depositary or its nominee may be voted by such persons. However, Registered Holders who wish to withdraw Shares to vote at a shareholders meeting may not receive sufficient advance notice of shareholders meetings to enable them to make such withdrawal of the Shares in time to vote at the meeting. In addition, once withdrawn from the depositary facility, Shares may not be able to be redeposited.

For more information, contact:

Beverly George

Depositary Receipts

212 250 1504 phone

212 797 0327 fax

THE FOLLOWING PROXY CARD RELATES TO THE TWENTY FOURTH ANNUAL GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS TECHNOLOGIES LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS TECHNOLOGIES LIMITED’S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS TECHNOLOGIES LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Address Change/Comments (Mark the corresponding box on the reverse side)

FOLD AND DETACH HERE

Vote by Internet or Telephone or Mail

24 Hours a Day, 7 Days a Week

Internet and telephone voting is available through 3:00 PM Eastern Time, June 7, 2005.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Internet http://www.proxyvoting.com/infy

Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.

OR

Telephone 1-866-540-5760

Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

OR

Mail

Mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

Please

Issues presented for consideration at the Twenty Fourth Annual General Meeting of Shareholders on June 11, 2005 Mark Here

for Address Change or Comments

SEE REVERSE SIDE

See Description of Agenda Items at the bottom of this Voting Card.

Affirmative Negative Abstain Affirmative Negative Abstain Affirmative Negative Abstain

Item 1. Item 5. Item 9.

Affirmative Negative Abstain Affirmative Negative Abstain Affirmative Negative Abstain

Item 2. Item 6. Item 10.

Affirmative Negative Abstain Affirmative Negative Abstain Affirmative Negative Abstain

Item 3. Item 7. Item 11.

Affirmative Negative Abstain Affirmative Negative Abstain

Item 4. Item 8.

Signature Signature Date

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

FOLD AND DETACH HERE

Issues presented for consideration at the Twenty Fourth Annual General Meeting of Shareholders on June 11, 2005

Item 1. To receive, consider and adopt the Balance Sheet as at March 31, 2005 and the Profit & Loss Account for the year ended on that date and the Report of the Directors and the Auditors thereon.

Item 2. To declare a final dividend.

Item 3. To appoint a director in place of Mr. N. R Narayana Murthy, who retires by rotation and, being eligible, offers himself for re-election.

Item 4. To appoint a director in place of Mr. Nandan M. Nilekani, who retires by rotation and, being eligible, offers himself for re-election.

Item 5. To appoint a director in place of Mr. K. Dinesh, who retires by rotation and, being eligible, offers himself for re-election.

Item 6. To appoint a director in place of Mr. Claude Smadja, who retires by rotation and, being eligible, offers himself for re-election.

Item 7. To resolve not to fill the vacancy for the time being in the Board, due to the retirement of Mr. Philip Yeo, who retires by rotation and does not seek re-election.

Item 8. To appoint statutory auditors for the financial year 2005-2006.

Item 9. To approve the re-appointment of Mr. T. V. Mohandas Pai as Director in the whole-time employment of the Company.

Item 10. To approve the re-appointment of Mr. Srinath Batni as Director in the whole-time employment of the Company.

Item 11. To approve keeping of register of members, Index of members, returns and copies of certificates and documents in the office of Karvy Computershare Private Limited, the Company’s Registrar and Share Transfer Agents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

INFOSYS TECHNOLOGIES LIMITED

/S/ NANDAN M. NILEKANI
Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

Dated: May 13, 2005